Exhibit 99.2

Royal Bank of Canada second quarter 2012 results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2012 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

TORONTO, May 24, 2012 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income from continuing operations of $1,563 million for the quarter ended April 30, 2012. Net income from continuing operations was $1,765 million, up $83 million or 5% from last year excluding the previously announced loss of $202 million after-tax related to our agreement to acquire the other 50 per cent in our joint venture, RBC Dexia Investor Services Limited (RBC Dexia). Our solid performance was driven by strong volume growth in Canadian Banking, improved results in Capital Markets and solid growth in Insurance and Wealth Management.

“Our solid second quarter results reflect continued business growth and an investment in a strategic acquisition with attractive growth prospects,” said Gordon M. Nixon, RBC President and CEO. “We continue to take advantage of our strength, scale and strong capital position to drive cost efficiencies and invest in our businesses to deliver long-term growth.”

Continuing operations: Q2 2012 compared to Q2 2011

•	Net income of $1,563 million (down 7% from $1,682 million)
•	Diluted earnings per share (EPS) of $1.01 (down $.09 from $1.10)
•	Return on common equity (ROE) of 16.5% (down from 20.5%)
•	Tier 1 capital ratio of 13.2%

Continuing operations excluding the RBC Dexia acquisition loss: Q2 2012 compared to Q2 2011

•	Net income of $1,765 million (up 5% from $1,682 million)
•	Diluted EPS of $1.15 (up $.05 from $1.10)
•	ROE of 18.7% (down from 20.5%)

Continuing operations: YTD 2012 compared to YTD 2011

•	Net income of $3,439 million (down 6% from $3,678 million)
•	Diluted EPS of $2.24 (down $.16 from $2.40)
•	ROE of 18.2% (down from 22.5%)

Continuing operations excluding the RBC Dexia acquisition loss: YTD 2012 compared to YTD 2011

•	Net income of $3,641 million (down 1% from $3,678 million)
•	Diluted EPS of $2.38 (down $.02 from $2.40)
•	ROE of 19.3% (down from 22.5%)

1	Second quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
4	Key corporate events of 2012
5	Financial performance
8	Business segment results
8	How we measure and report our business segments
9	Non-GAAP measures
11	Canadian Banking
12	Wealth Management
13	Insurance
14	International Banking
15	Capital Markets
16	Corporate Support
17	Quarterly results and trend analysis
18	Results by geographic segment
19	Financial condition
19	Condensed balance sheets
20	Off-balance sheet arrangements
23	Risk management
23	Credit risk
26	Credit quality performance
28	Market risk
31	Liquidity and funding management
32	Capital management
34	Additional financial information
34	Exposures to selected financial instruments
35	Accounting and control matters
37	Related party transactions
38	Interim Condensed Consolidated Financial Statements (unaudited)
44	Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
124	Shareholder information

2        Royal Bank of Canada        Second Quarter 2012

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three- and six-month periods ended or as at April 30, 2012, compared to the corresponding periods in the prior fiscal year and the three-month period ended January 31, 2012. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2012 (unaudited Interim Condensed Consolidated Financial Statements) and related notes and our 2011 Annual Report to Shareholders (2011 Annual Report). This MD&A is dated May 23, 2012. All amounts are in Canadian dollars and are based on financial statements prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Additional information about us, including our 2011 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q2 2012 Report to Shareholders, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, our vision, aspirations and strategic goals, the economic, market and regulatory review and outlook for Canadian, U.S., European and global economies, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding management. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our vision and strategic goals and financial performance objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management section of our 2011 Annual Report and in our Q2 2012 Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis, changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; changes to and new interpretations of risk-based capital and liquidity guidelines; the impact of changes in laws and regulations, including relating to the payments system in Canada, consumer protection measures and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder; the effects of competition in the markets in which we operate; our ability to attract and retain employees; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; development and integration of our distribution networks; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2011 Annual Report and in the Risk management section of our Q2 2012 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 74,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 51 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Second Quarter 2012        3

Selected financial and other highlights

.	As at or for the three-months ended			As at for the six-months ended
(C$ millions, except per share, number of and percentage amounts)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Continuing operations
Total revenue	$6,924	$7,574	$6,831	$14,498	$14,049
Provision for credit losses (PCL)	348	267	273	615	537
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	640	1,211	843	1,851	1,410
Non-interest expense	3,857	3,671	3,551	7,528	7,220
Net income before income taxes	2,079	2,425	2,164	4,504	4,882
Net income from continuing operations	1,563	1,876	1,682	3,439	3,678
Net loss from discontinued operations	(30)	(21)	(51)	(51)	(99)
Net income	$1,533	$1,855	$1,631	$3,388	$3,579
Segments – net income from continuing operations
Canadian Banking	$937	$994	$895	$1,931	$1,828
Wealth Management	212	188	227	400	440
Insurance	151	190	123	341	259
International Banking	(196)	24	46	(172)	114
Capital Markets	449	448	406	897	1,043
Corporate Support	10	32	(15)	42	(6)
Net income from continuing operations	$1,563	$1,876	$1,682	$3,439	$3,678
Selected information
Earnings per share (EPS) – basic	$1.00	$1.23	$1.08	$2.23	$2.38
– diluted	$0.99	$1.22	$1.06	$2.21	$2.34
Return on common equity (ROE) (1),(2)	16.1%	19.7%	19.9%	17.9%	21.8%
Selected information from continuing operations
EPS – basic	$1.02	$1.24	$1.12	$2.26	$2.45
– diluted	$1.01	$1.23	$1.10	$2.24	$2.40
ROE (1),(2)	16.5%	20.0%	20.5%	18.2%	22.5%
PCL on impaired loans as a % of average net loans and acceptances (3)	.39%	.30%	.34%	.34%	.33%
Gross impaired loans (GIL) as a % of loans and acceptances (3)	.63%	.64%	.66%	.63%	.66%
Capital ratios and multiples (4)
Tier 1 capital ratio	13.2%	12.2%	13.6%	13.2%	13.6%
Total capital ratio	15.2%	14.5%	15.7%	15.2%	15.7%
Assets-to-capital multiple	16.8X	16.6X	16.3X	16.8X	16.3X
Tier 1 common ratio (2)	10.4%	9.6%	10.3%	10.4%	10.3%
Selected balance sheet and other information
Total assets	$800,371	$815,016	$768,249	$800,371	$768,249
Securities	164,442	165,186	199,243	164,442	199,243
Loans (net of allowance for loan losses) (3)	362,719	353,938	343,515	362,719	343,515
Derivative related assets	87,863	103,341	82,494	87,863	82,494
Deposits (3)	495,875	489,827	478,508	495,875	478,508
Average common equity (1)	36,400	35,600	31,850	36,000	31,400
Average risk capital (1)	24,300	25,500	20,200	24,900	19,900
Risk-weighted assets (RWA)	267,138	285,508	253,235	267,138	253,235
Assets under management (AUM)	325,400	316,300	311,200	325,400	311,200
Assets under administration (AUA) – RBC (5)	739,200	709,900	712,300	739,200	712,300
– RBC Dexia IS (5)	2,808,800	2,709,800	2,892,700	2,808,800	2,892,700
Common share information
Shares outstanding (000s) – average basic	1,441,761	1,439,252	1,426,504	1,440,493	1,425,279
– average diluted	1,467,063	1,467,527	1,472,344	1,467,182	1,473,122
– end of period	1,442,843	1,440,857	1,428,830	1,442,843	1,428,830
Dividends declared per share	$.57	$.54	$.50	$1.11	$1.00
Dividend yield (6)	4.1%	4.4%	3.5%	4.3%	3.6%
Common share price (RY on TSX)	$57.09	$52.37	$59.60	$57.09	$59.60
Market capitalization (TSX)	82,372	75,458	85,158	82,372	85,158
Business information from continuing operations (number of)
Employees (full-time equivalent) (FTE)	68,201	68,337	68,240	68,201	68,240
Bank branches	1,351	1,345	1,336	1,351	1,336
Automated teller machines (ATMs)	4,819	4,704	4,591	4,819	4,591
Period average US$ equivalent of C$1.00 (7)	$1.008	$.987	$1.039	$.998	$1.015
Period-end US$ equivalent of C$1.00	$1.012	$.997	$1.057	$1.012	$1.057

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE and Average common equity. For further details, refer to the How we measure and report our business segments section.
(2)	These measures may not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the How we measure and report our business segments section and the Key performance and non-GAAP measures section of our 2011 Annual Report.
(3)	As presented in Note 10 and Note 12, during the quarter, we retrospectively reclassified cash collateral paid from Interest bearing deposits with banks and Loans - Wholesale to Other assets and cash collateral received from Deposits to Other liabilities. For further details, refer to Note 2 of our unaudited Interim Consolidated Financial Statements.
(4)	2011 comparative amounts were determined under Canadian GAAP.
(5)	RBC AUA includes $36.5 billion (January 31, 2012 - $35.7 billion, April 30, 2011 - $34.6 billion) of securitized mortgages and credit card loans. RBC Dexia AUA represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(6)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(7)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        Second Quarter 2012

Economic, market and regulatory review and outlook – data as at May 23, 2012

Canada

The Canadian economy grew in the first calendar quarter of 2012 at an estimated rate of 1.8%, driven by consumer spending and business investment. The unemployment rate was 7.3% in April as labour markets improved from last year end. We expect economic growth in 2012 of 2.6%, up from our previously forecasted estimate of 2.3%, reflecting stronger consumer and business confidence driven by higher expected U.S. economic activity. We now also expect interest rates to increase by the end of 2012, earlier than our previous forecast, reflecting the gradual withdrawal of economic stimulus in response to the improving economy.

United States

The U.S. economy grew in the first calendar quarter of 2012 at an estimated rate of 2.2% reflecting stronger consumer activity driven by higher spending on durable goods, particularly in auto sales. We expect economic growth in 2012 of 2.5%, higher than our previously forecasted estimate of 2.4%, driven by strengthening domestic demand as labour market conditions improve. The Federal Reserve is expected to hold interest rates at historically low levels into 2014 and has indicated a willingness to provide additional stimulus as needed through further quantitative easing.

Europe

Eurozone economic growth was nil in the first calendar quarter of 2012 as modest economic growth in Germany was offset by weak consumer and government spending in peripheral countries reflecting fiscal austerity measures. Overall for 2012, we expect the Eurozone economies will contract by -0.1% reflecting expected contraction in the first half of the year with higher growth returning in the second half. This is contingent upon improvement in business activity and easing of sovereign debt concerns. Liquidity measures provided by global central banks continued to provide stability to funding markets, particularly for European financial institutions. We expect interest rates to remain low at 1.0% into 2013 providing economic stimulus.

Financial markets

Global capital markets reflected improved market conditions in the early part of 2012 until April, as higher investor confidence on European sovereign debt issues resulted in tightening credit spreads, higher client volumes and reduced market volatility. Origination volumes remained strong driven by increased equity new issue activity mainly in Canada and higher debt issuance volumes in the U.S. reflecting improved market conditions. However, market conditions weakened in April, on renewed economic concerns in Europe following recent political instability in Greece.

Regulatory environment

We continue to monitor and prepare for global regulatory developments such as changes to capital and liquidity requirements under the Basel Committee on Banking Supervision’s global standards (Basel III), proposed revisions to the Basel II market risk framework, Over-the-Counter (OTC) derivatives reform, and changes in consumer protection measures. Other financial reforms include the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, the U.S. Foreign Account Tax Compliance Act and the U.K. government’s consideration of structural reform for the banking sector. In Canada, the Office of the Superintendant of Financial Institutions Canada (OSFI) recently proposed draft guidelines revising residential mortgage underwriting practices that introduce stricter requirements such as mandatory amortization and a maximum loan-to-value limit of 65% for home equity lines of credit. Other revisions include a requirement for enhanced governance over underwriting standards. We are responding to these and other developments and are working to minimize any potential business or economic impact.

For further details on risk factors resulting from global regulatory developments which may affect our business and financial results, refer to the Overview of other risks section of our 2011 Annual Report. For further details on our framework and activities to manage risks, refer to the Risk management and Capital management sections of our 2011 Annual Report.

Key corporate events of 2012

Acquisition of the remaining 50% stake in RBC Dexia Investor Services Limited (RBC Dexia): On April 3, 2012, we announced that we have entered into a definitive agreement to acquire the remaining 50 per cent stake in the joint venture RBC Dexia from Banque Internationale à Luxembourg S.A. (formerly Dexia Banque Internationale à Luxembourg S.A.) for total consideration of €837.5 million ($1.1 billion) in cash. Following the closing of the transaction, we will own 100 per cent of RBC Dexia. In conjunction with entering the agreement, RBC Dexia sold €1.4 billion ($1.9 billion) in securities issued by Dexia Group back to the Dexia Group and acquired approximately an equivalent amount of U.S. dollar-denominated securities. The sale of securities and subsequent trading losses on the securities purchased resulted in a loss to RBC Dexia. Our proportionate share of the loss was $36 million ($26 million after-tax). As a result of the agreement, we completed an impairment test of our investment in RBC Dexia. The results indicated that our investment was impaired and we recorded an impairment loss of $161 million (before and after-tax), comprised of a writedown of $142 million in goodwill and $19 million in intangibles. In addition, we recognized other costs related to our previously announced acquisition of $15 million (before and after-tax). In total the loss amounted to $212 million ($202 million after-tax). The transaction is subject to regulatory approvals and other customary closing conditions and is expected to be completed in the third quarter of 2012.

Latin American, Caribbean and African Private Banking Business of Coutts (Coutts): On March 20, 2012, we announced our intention to acquire the Latin American, Caribbean and African private banking business of Coutts, the wealth division of Royal Bank of Scotland Group with client assets of approximately US $2 billion. The business to be acquired includes clients who reside in Latin America, the Caribbean and Africa, as well as key private banking staff based primarily in Geneva, Switzerland and also includes a team in the Cayman Island. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to be completed in the third quarter of 2012.

For further details related to the acquisitions noted above, refer to Note 8 to our unaudited Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2012        5

U.S. regional retail banking operations: On March 2, 2012, we completed the disposition of our U.S. regional retail banking operations to PNC Financial Services Group, Inc. For further details, refer to Note 8 to our unaudited Interim Condensed Consolidated Financial Statements.

Financial performance

Adoption of IFRS

Our unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. For further details on the impacts of the adoption of IFRS including the description of accounting policies selected, refer to the Accounting and control matters section, Note 2, 3 and 21 to our unaudited Interim Condensed Consolidated Financial Statements, and the Adoption of International Financial Reporting Standards section in our 2011 Annual Report.

Overview

Q2 2012 vs. Q2 2011

We reported net income of $1,533 million, down $98 million or 6% from a year ago. Diluted earnings per share (EPS) of $0.99 decreased $.07 and return on common equity (ROE) of 16.1% decreased 380 basis points (bps). Our Tier 1 capital ratio was 13.2% down 40 bps from last year. For further details on our Tier 1 capital ratio, refer to the Capital management section.

Continuing operations

Q2 2012 vs. Q2 2011

Net income from continuing operations was $1,563 million, down $119 million or 7% from a year ago, reflecting a loss of $212 million ($202 million after-tax) related to the previously announced acquisition of RBC Dexia as noted above. Diluted EPS from continuing operations of $1.01 decreased $.09 and ROE from continuing operations was 16.5%, down 400 bps from the prior year.

Excluding the loss related to the announced acquisition, net income from continuing operations of $1,765 million increased $83 million or 5%, diluted EPS of $1.15 increased $.05 and ROE was 18.7%, down 180 bps compared to prior year. Our results reflected strong volume growth in Canadian Banking, solid business growth in Insurance, higher trading and corporate and investment banking results in Capital Markets and increased average-fee based client assets in Wealth Management. These factors were partially offset by higher provision for credit losses (PCL) largely related to a few accounts in Capital Markets and International Banking, lower transaction volumes in Wealth Management, higher costs in support of business growth and a higher effective tax rate.

For additional details on our results by business segment, refer to the Business segment results section.

Q2 2012 vs. Q1 2012

Compared to the prior quarter, net income from continuing operations decreased $313 million or 17%.

Excluding the loss related to the announced acquisition as noted above, net income from continuing operations decreased $111 million or 6%. Our results were negatively impacted by seasonal factors, mainly in our banking businesses as the quarter included fewer days and lower results in Insurance due to reduced investment gains. Higher PCL mainly reflecting a few accounts in our Caribbean banking, Canadian Banking and Capital Markets portfolios also contributed to the decrease. These factors were partially offset by strong growth in our origination businesses and higher equity trading results in Capital Markets, and higher transaction volumes and average fee-based client assets in our wealth management businesses reflecting improved market conditions in the early part of the quarter.

Q2 2012 vs. Q2 2011 (Six-months ended)

Net income from continuing operations of $3,439 million decreased $239 million or 6% from the prior year. Six-month diluted EPS from continuing operations was $2.24, down $.16 from the prior year, and ROE from continuing operations was 18.2%, compared with 22.5% in the prior year.

Excluding the loss related to the announced acquisition as noted above, net income from continuing operations of $3,641 million decreased $37 million, diluted EPS of $2.38 decreased $.02 and ROE of 19.3% decreased 320 bps compared to prior year. Our results were relatively flat and reflected strong volume growth in Canadian Banking, business growth in Insurance and higher average fee-based client assets in our wealth management businesses. These factors were more than offset by lower origination and trading results in Capital Markets, increased business costs, higher PCL relating to a few accounts and weaker transaction volumes in Wealth Management.

Three- and six-months periods ended April 30, 2012 results excluding the loss related to the announced acquisition are non-GAAP measures. For a detailed discussion and reconciliation on the loss related to the announced acquisition, refer to the Non-GAAP measures section. For further discussion on the loss related to the announced acquisition, refer to the Key corporate events section.

Discontinued operations

Q2 2012 vs. Q2 2011 vs. Q1 2012

Net loss from discontinued operations was $30 million compared to a net loss of $51 million a year ago, as the current period included one month of results related to our U.S. regional retail banking operations compared to a full quarter last year. Lower write-offs in our U.S. commercial real estate and builder finance portfolios contributed to the decrease.

Compared to the previous quarter, net loss increased by $9 million largely due to lower operating results.

6        Royal Bank of Canada        Second Quarter 2012

Q2 2012 vs. Q2 2011 (Six-months ended)

Net loss from discontinued operations was $51 million compared to a net loss of $99 million a year ago, as the current period included four months of results related to our U.S. regional retail banking operations compared to six-months last year. Lower write-offs in our U.S. commercial real estate and builder finance portfolios also contributed to the decrease.

Estimated impact of foreign currency translation on our consolidated financial results

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisition expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

For the three-month periods ended Q2 2012 vs. Q2 2011 and Q2 2012 vs. Q1 2012 and the six-month periods ended Q2 2012 vs. Q2 2011, the estimated impact of foreign currency translations was not significant.

Changes in the relevant average exchange rates that impact our business are shown in the following table:

	For the three-months ended			For the six- months ended
(Average foreign currency equivalent of C$ 1.00) (1)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
U.S. dollar	1.008	.987	1.039	.998	1.015
British pound	.629	.630	.636	.629	.634
Euro	.758	.750	.729	.754	.736

(1)	Average amounts are calculated using month-end spot rates for the period.

Certain of our business segment results are impacted by fluctuations in the exchange rates in the previous table. For further details, refer to the Business segment results section.

Results from continuing operations

The following provides a discussion of our reported results from continuing operations.

Total revenue

	For the three-months ended			For the six-months ended
(C$ millions)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Interest income	$5,100	$5,171	$5,098	$10,271	$10,348
Interest expense	2,069	2,168	2,382	4,237	4,837
Net interest income	3,031	3,003	2,716	6,034	5,511
Investments (1)	1,306	1,283	1,344	2,589	2,639
Insurance (1)	926	1,550	1,086	2,476	1,911
Trading	349	396	285	745	1,006
Banking (1)	889	905	849	1,794	1,767
Underwriting and other advisory	386	294	352	680	847
Other (1)	37	143	199	180	368
Non-interest income	$3,893	$4,571	$4,115	$8,464	$8,538
Total revenue	$6,924	$7,574	$6,831	$14,498	$14,049
Additional information
Total trading revenue
Net interest income	$412	$388	$317	$800	$600
Non-interest income	349	396	285	745	1,006
Total trading revenue	$761	$784	$602	$1,545	$1,606
Total trading revenue by product
Interest rate and credit	$495	$536	$433	$1,031	$1,138
Equities	180	110	93	290	292
Foreign exchange and commodities	86	138	76	224	176
Total trading revenue	$761	$784	$602	$1,545	$1,606
Trading revenue (teb) by product
Interest rate and credit	$495	$536	$433	$1,031	$1,138
Equities	298	231	238	529	581
Foreign exchange and commodities	86	138	76	224	176
Total trading revenue (teb)	$879	$905	$747	$1,784	$1,895
Trading revenue (teb) by product – Capital Markets
Interest rate and credit	$444	$495	$389	$939	$1,045
Equities	294	216	235	510	571
Foreign exchange and commodities	85	136	75	221	175
Total Capital Markets trading revenue (teb)	$823	$847	$699	$1,670	$1,791

(1)	Refer to the Financial Performance section of our 2011 Annual Report for the definition of these categories.

Royal Bank of Canada        Second Quarter 2012        7

Q2 2012 vs. Q2 2011

Total revenue increased $93 million or 1% from last year.

Net interest income increased $315 million or 12%, mainly due to strong volume growth across most businesses in Canadian Banking and higher trading related net interest income as discussed below. These factors were partially offset by spread compression in our banking businesses.

Investment-related revenue decreased $38 million or 3%, mainly due to lower transaction volumes and lower mutual fund distribution fees reflecting continued investor uncertainty, and lower fees in our infrastructure finance business. These factors were partially offset by higher average fee-based client assets resulting from capital appreciation and net sales.

Insurance revenue decreased $160 million or 15%. Volume growth across most products was more than offset by the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

Trading revenue in Non-interest income increased $64 million or 22%. Total trading revenue, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was $761 million, up $159 million or 26%, mainly due to favourable market conditions in both fixed income and equity markets throughout most of the quarter reflecting tightening credit spreads, higher client volumes and improved market liquidity though weakening towards the end of the quarter due to renewed economic concerns in Europe.

Banking revenue increased $40 million or 5%, mainly due to strong growth in loan syndication activity.

Underwriting and other advisory revenue increased $34 million or 10%, mainly due to higher debt and equity issuance activities, partially offset by lower merger and acquisitions (M&A) activity.

Other revenue decreased $162 million or 81%, mainly due to losses compared to gains in the prior year on certain available-for-sale (AFS) securities and our proportionate share of the loss recorded by RBC Dexia as a result of the securities exchange with Banque Internationale à Luxembourg S.A.

Q2 2012 vs. Q1 2012

Total revenue decreased $650 million or 9%, mainly due to lower insurance revenue reflecting the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE. The negative impact of seasonal factors, including fewer days, particularly in our banking businesses, our proportionate share of the loss recorded by RBC Dexia as a result of the securities exchange noted above, and lower loan syndication activity also contributed to the decrease. These factors were partially offset by strong growth in equity and debt origination activities and higher equity trading revenue in Capital Markets, and increased transaction volumes and higher average fee-based client assets in Wealth Management.

Q2 2012 vs. Q2 2011 (Six-months ended)

Total revenue increased $449 million or 3%, mainly due to higher insurance revenue reflecting the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE, as well as volume growth across most insurance products and net investment gains. Strong volume growth across most of our Canadian banking businesses and higher average fee-based client assets also contributed to the increase. These factors were partially offset by lower origination volumes as compared to the robust activity levels in the early part of last year, lower trading revenue, and decreased transaction volumes in Wealth Management.

Provision for credit losses

Q2 2012 vs. Q2 2011

Total PCL of $348 million increased $75 million or 27% from a year ago, driven by higher provisions mainly reflecting a few accounts in our Capital Markets, Caribbean wholesale and Canadian business lending portfolios. These factors were partially offset by lower write-offs in our Canadian credit card portfolio.

Q2 2012 vs. Q1 2012

Total PCL increased $81 million or 30% from the prior quarter, due to higher provisions mainly related to a few accounts in our Caribbean wholesale, Canadian business lending and Capital Markets portfolios.

Q2 2012 vs. Q2 2011 (Six-months ended)

Total PCL of $615 million increased $78 million or 15% from a year ago, due to higher provisions mainly related to a few accounts in our Capital Markets and Caribbean wholesale portfolios, partially offset by lower write-offs in our Canadian credit card portfolio.

Insurance policyholder benefits, claims and acquisition expense

For the three-months ended April 30, 2012, PBCAE decreased $203 million or 24% from a year ago, and decreased $571 million or 47% from the prior quarter. For the six-months ended April 30, 2012, PBCAE increased $441 million or 31% from the previous year. For further details, refer to the Insurance section.

Non-interest expense

	For the three-months ended			For the six-months ended
	April 30	January 31	April 30	April 30	April 31
(C$ millions)	2012	2012	2011	2012	2011
Salaries	$1,044	$1,060	$990	$2,104	$1,989
Variable compensation	948	911	872	1,859	1,917
Benefits and retention compensation	297	311	275	608	566
Stock-based compensation	24	47	46	71	128
Human resources	$2,313	$2,329	$2,183	$4,642	$4,600
Impairment of goodwill and other intangibles	161	–	–	161	–
Other expenses	1,383	1,342	1,368	2,725	2,620
Non-interest expense	$3,857	$3,671	$3,551	$7,528	$7,220

8        Royal Bank of Canada        Second Quarter 2012

Q2 2012 vs. Q2 2011

Non-interest expense increased $306 million or 9%, mainly due to an impairment loss related to our investment in the RBC Dexia joint venture comprised of a writedown of goodwill and other intangibles of $161 million, and $15 million of costs related to our announced acquisition. Excluding the impairment loss and the costs related to our announced acquisition(1), non-interest expense was up $130 million or 4%, mainly due to higher variable compensation driven by improved Capital Markets results and higher costs in support of business growth. These factors were partially offset by cost reductions resulting from our cost management programs and lower sundry losses.

Q2 2012 vs. Q1 2012

Non-interest expense increased $186 million or 5%, mainly due to the impairment loss and the costs related to our announced acquisition. Excluding these items(1), non-interest expense was up $10 million as higher costs in support of business growth were largely offset by the impact of seasonal factors, including fewer days in the current quarter, and cost reductions resulting from our cost management programs.

Q2 2012 vs. Q2 2011 (Six-months ended)

Non-interest expense increased $308 million or 4%, mainly due to the impairment loss and the costs related to our announced acquisition. Excluding these items(1), non-interest expense was up $132 million, mainly due to higher costs in support of business growth, partially offset by lower variable compensation due to lower Capital Markets results and cost reductions resulting from our cost management programs.

For further details related to the impairment loss and the costs related to our announced acquisition, refer to the Key corporate events section.

(1)	Non-interest expense excluding the impairment loss and the costs related to our announced acquisition are non-GAAP measures. We believe that excluding these items is more reflecting of ongoing operating results and will provide readers with a better understanding of management’s perspective on our performance and should enhance the comparability of our financial performance for the three-and six-month periods ended April 30, 2012. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

Income taxes

	For the three-months ended			For the six-months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2012	2012	2011	2012	2011
Net income before income taxes from continuing operations	$2,079	$2,425	$2,164	$4,504	$4,882
Income taxes	516	549	482	1,065	1,204
Effective income tax rate from continuing operations (1)	24.8%	22.6%	22.3%	23.6%	24.7%

(1)	Income taxes as a percentage of net income before income taxes.

Q2 2012 vs. Q2 2011

Income tax expense increased $34 million or 7% from a year ago, despite lower earnings before income taxes. The effective income tax rate of 24.8% increased 2.5% from the prior year, mainly due to an impairment loss related to our announced acquisition of RBC Dexia which was not deductible for tax purposes. Excluding this loss, the effective income tax rate increased by .7% from 22.3% from the prior year, mainly due to higher earnings in higher tax jurisdictions, partially offset by a reduction in statutory Canadian corporate income tax rates.

Q2 2012 vs. Q1 2012

Income tax expense decreased $33 million or 6% from the prior quarter, primarily due to lower earnings before income taxes. The effective income tax rate increased 2.2% from the prior quarter, mainly due to the impairment loss. Excluding this loss, the effective income tax rate increased by .4%, mainly due to higher earnings in higher tax jurisdictions.

Q2 2012 vs. Q2 2011 (Six-months ended)

Income tax expense decreased $139 million or 12%, mainly due to lower earnings before income taxes. The effective income tax rate of 23.6% decreased 1.1%, mainly due to a reduction in statutory Canadian corporate income tax rates, partially offset by the impairment loss as noted above.

Results excluding the loss related to the announced acquisition of RBC Dexia are Non-GAAP measures. For further discussion on measures excluding this loss, refer to the Non-GAAP measures section.

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework remain unchanged from October 31, 2011, except as noted below. These are periodically reviewed by management to ensure they remain valid. For further details, refer to the How we measure and report our business segments section of our 2011 Annual Report.

Q1 2012

Effective the first quarter of 2012, we prospectively revised our capital allocation methodology to further align our allocation processes with evolving increased regulatory capital requirements. The revised methodology replaced the pro-rata allocation of

Royal Bank of Canada        Second Quarter 2012        9

unallocated capital that was used in 2011 and the impacts are being phased-in over fiscal 2012 in anticipation of our requirement to report under Basel III in 2013. The revised methodology resulted in a reduction in attributed capital for Canadian Banking and an increase in attributed capital for Capital Markets.

Return on common equity

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income and ROE. We use ROE, at both the consolidated and business segment levels, a measure of return on total capital invested in our business. The business segment ROE measure is viewed as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors. For further details, refer to the Key performance and non-GAAP measures section of our 2011 Annual Report.

The following table provides a summary of our ROE calculations:

	For the three-months ended
	April 30 2012							January 31 2012	April 30 2011
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders from continuing operations	$918	$203	$148	$(201)	$426	$(21)	$1,473	$1,787	$1,593
Net income available to common shareholders from discontinued operations							(30)	(21)	(51)
Net income available to common shareholders							1,443	1,766	1,542
Average common equity from continuing operations (2)	$ 10,400	$5,150	$1,500	$3,050	$11,600	$4,300	$36,000	$34,350	$28,350
Average common equity from discontinued operations							400	1,250	3,500
Total average common equity (3)	$ 10,400	$5,150	$1,500	$3,050	$11,600	$4,300	$36,400	$35,600	$31,850
ROE from continuing operations	36.0%	16.1%	40.6%	(26.9)%	14.9%	n.m.	16.5%	20.0%	20.5%
ROE							16.1%	19.7%	19.9%

	For the six-months ended
	April 30 2012							April 30 2011
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders from continuing operations	$1,893	$382	$335	$(185)	$854	$(19)	$3,260	$3,498
Net income available to common shareholders from discontinued operations							(51)	(99)
Net income available to common shareholders							3,209	3,399
Average common equity from continuing operations (2)	$10,500	$5,150	$1,500	$3,100	$11,550	$3,400	$35,200	$27,800
Average common equity from discontinued operations							800	3,600
Total average common equity (3)	$10,500	5,150	1,500	3,100	11,550	3,400	36,000	$31,400
ROE from continuing operations	36.3%	14.9%	44.6%	(11.9)%	14.9%	n.m.	18.2%	22.5%
ROE							17.9%	21.8%

(1)	Goodwill and intangible capital, and Average common equity represent rounded figures. ROE is based on actual balances before rounding. This is calculated using methods intended to approximate the average of the daily balances for the period.
(2)	The amounts for the segments are referred to as attributed capital or economic capital.
n.m.	not meaningful

Non-GAAP measures

Economic profit on a continuing operations basis

Economic profit is net income from continuing operations excluding the after-tax effect of amortization of other intangibles less a capital charge for use of attributed capital. It measures the return generated by our businesses in excess of our cost of capital, thus enabling users to identify relative contributions by each segment to shareholder value. Economic profit is a non-GAAP measure and does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The capital charge includes a charge for common equity and preferred shares. We prospectively revised our cost of equity in the first quarter of 2012 to 9.5% from 10% in 2011.

10        Royal Bank of Canada        Second Quarter 2012

The following table provides a summary of our Economic profit on a continuing basis:

	For the three-months ended
	April 30 2012							January 31 2012	April 30 2011
(C$ millions)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income from continuing operations	$937	$212	$151	$(196)	$449	$10	$1,563	$1,876	$1,682
add: Non-controlling interests	–	–	–	–	(2)	(23)	(25)	(25)	(25)
After-tax effect of amortization of other intangibles	–	16	–	173	1	(1)	189	29	31
Adjusted net income	$937	$228	$151	$(23)	$448	$(14)	$1,727	$1,880	$1,688
less: Capital charge	263	130	37	77	294	103	904	882	749
Economic profit from continuing operations	$674	$98	$114	$(100)	$154	$(117)	$823	$998	$939

	For the six-months ended
	April 30 2012							April 30 2011
(C$ millions)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total
Net income from continuing operations	$1,931	$400	$341	$(172)	$897	$42	$3,439	$3,678
add: Non-controlling interests	–	–	–	(2)	(1)	(47)	(50)	(51)
After-tax effect of amortization of other intangibles	–	31	–	185	2	–	218	60
Adjusted net income	$1,931	$431	$341	$11	$898	$(5)	$3,607	$3,687
less: Capital charge	538	263	77	159	591	158	1,786	1,496
Economic profit from continuing operations	$1,393	$168	$264	$(148)	$307	$(163)	$1,821	$2,191

Results excluding the loss related to the previously announced acquisition of RBC Dexia

Our results have been impacted by a loss related to the announced acquisition of the remaining 50 percent of RBC Dexia noted in the following table. We believe that excluding the loss is more reflective of ongoing operating results, will provide readers with a better understanding of management’s perspective on our performance, and should enhance the comparability of the financial performance for the three- and six-month periods ended April 30, 2012. These measures are non-GAAP, do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details related to our announced acquisition of RBC Dexia, refer to the Key corporate events section and Note 8 to our unaudited Interim Condensed Consolidated Financial Statements.

The following table provides a calculation of our measures excluding the loss related to the announced acquisition:

(C$ millions, except per share and percentage amounts)	For the three-months ended April 30, 2012			For the six-months ended April 30, 2012
	As Reported	Loss related to the announced acquisition (1)	Adjusted	As Reported	Loss related to the announced acquisition (1)		Adjusted
Income before income taxes from continuing operations	$2,079	$212	$2,291	$4,504		$212	$4,716
Income taxes	516	10	526	1,065		10	1,075
Net income from continuing operations	1,563	202	1,765	3,439		202	3,641
Net loss from discontinued operations	(30)	–	(30)	(51)		–	(51)
Net income	$1,533	$202	1,735	$3,388		$202	$3,590
Net income available to common shareholders from continuing operations	1,473	202	1,675	3,260		202	3,462
Average number of common shares (thousands)	1,441,761		1,441,761	1,440,493			1,440,493
Basic earnings per share (in dollars)	$1.00	0.14	$1.14	$2.23		$0.14	$2.37
Basic earnings per share from continuing operations	$1.02	0.14	$1.16	$2.26		$0.14	$2.40
Average number of diluted common shares (thousands)	1,467,063		1,467,063	1,467,182			1,467,182
Diluted earnings per share (in dollars)	$0.99	0.14	$1.13	$2.21		$0.14	$2.35
Diluted earnings per share from continuing operations (in dollars)	$1.01	0.14	$1.15	$2.24		$0.14	$2.38
Average common equity	$36,400		$36,400	$36,000	$		$36,000
ROE from continuing operations (2)	16.5%		18.7%	18.2%			19.3%
Effective tax rate from continuing operations	24.8%		23.0%	23.6%			22.8%

(1)	The loss related to the announced acquisition consists of an impairment loss of $161 million (before- and after-tax), recorded in non-interest expense, comprised of a writedown of goodwill and other intangibles, a loss on the sale of securities exchange and subsequent trading losses of $36 million ($26 million after-tax) and other costs of $15 million (before- and after-tax).
(2)	Based on actual balances before rounding.

Royal Bank of Canada        Second Quarter 2012        11

Canadian Banking

	As at or for the three-months ended			For the six-months ended
(C$ millions, except number of and percentage amounts and as otherwise noted)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Net interest income	$2,017	$2,064	$1,933	$4,081	$3,924
Non-interest income	800	821	812	1,621	1,623
Total revenue	2,817	2,885	2,745	5,702	5,547
PCL	271	243	260	514	532
Non-interest expense	1,277	1,294	1,244	2,571	2,481
Net income before income taxes	1,269	1,348	1,241	2,617	2,534
Net income	937	994	895	1,931	1,828
Revenue by business
Personal Financial Services	1,568	1,575	1,522	3,143	3,074
Business Financial Services	695	721	663	1,416	1,346
Cards and Payment Solutions	554	589	560	1,143	1,127
Selected average balances and other information
ROE	36.0%	36.6%	40.6%	36.3%	42.1%
NIM (1)	2.72%	2.75%	2.79%	2.73%	2.80%
Efficiency ratio (2)	45.3%	44.9%	45.3%	45.1%	44.7%
Operating leverage	0.0%	(1.6)%	n.a.	(0.8)%	n.a.
Effective income tax rate	26.2%	26.3%	27.9%	26.2%	27.9%
Average total earning assets (3)	301,700	298,600	283,800	300,100	283,100
Average loans and acceptances (3)	304,200	300,600	283,600	302,400	282,000
Average deposits	227,100	225,500	202,400	226,300	201,800
AUA (3)	$164,500	$161,500	$161,200	$164,500	$161,200
PCL on impaired loans as a % of average net loans and acceptances	0.36%	0.32%	0.38%	0.34%	0.38%

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	Average total earning assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three-months ended April 30, 2012 of $43 billion and $5 billion, respectively (January 31, 2012 – $42 billion and $4 billion; April 30, 2011 – $40 billion and $3 billion). AUA includes securitized residential mortgages and credit card loans as at April 30, 2012 of $31 billion and $5 billion respectively (January 31, 2012 – $32 billion and $4 billion, April 30, 2011 – $32 billion and $3 billion).

Q2 2012 vs. Q2 2011

Net income increased $42 million compared to the prior year. Excluding the prior year gain on the sale of Canadian Banking’s remaining Visa shares of $29 million ($21 million after-tax)(4) net income increased $63 million or 7%, reflecting strong volume growth across most businesses and a lower effective tax rate. These factors were largely offset by spread compression and higher costs in support of business growth.

Total revenue increased $72 million or 3% from the previous year.

Personal Financial Services revenue increased $46 million or 3%, reflecting strong volume growth in residential mortgages, personal deposits and loans, partially offset by lower spreads on deposits and lower brokerage volumes.

Business Financial Services revenue increased $32 million or 5%, reflecting strong volume growth in business deposits and loans, partially offset by lower spreads.

Cards and Payment Solutions revenue decreased $6 million or 1%. Higher credit card spreads and strong purchase volume growth were more than offset by the Visa gain in the prior year and lower loan balances.

Net interest margin decreased 7 bps mainly due to spread compression reflecting the continuing low interest rate environment.

PCL increased $11 million or 4%, mainly due to higher PCL in our business lending portfolio largely reflecting provisions on a couple of accounts, partially offset by lower write-offs in our credit card portfolio. For further details, refer to the Credit quality performance section.

Non-interest expense increased $33 million or 3%, mainly due to higher costs in support of business growth. The increase was partially offset by our ongoing focus on cost management.

Q2 2012 vs. Q1 2012

Net income decreased $57 million or 6% from the prior quarter, largely due to the negative impact of seasonal factors, including fewer days in the quarter. Higher PCL related to higher provisions on a couple of accounts in our business lending portfolio also contributed to the decrease. These factors were partially offset by solid volume growth in most businesses and lower performance-related compensation costs.

Net interest margin decreased by 3 bps mainly due to the impact of the continued low interest rate environment.

Q2 2012 vs. Q2 2011 (Six-months ended)

Net income increased $103 million or 6% from last year, largely reflecting strong volume growth across most businesses, a lower effective tax rate and lower PCL. These factors were partially offset by spread compression as well as higher costs in support of business growth.

Total revenue increased $155 million or 3%, reflecting strong volume growth across most businesses, partially offset by spread compression and the Visa gain in the prior year.

(4)	Results excluding the Visa gain are non-GAAP measures, do not have standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We believe that excluding the Visa gain is more reflective of ongoing operating results, will provide readers with a better understanding of management’s perspective and should enhance the comparability of the financial performance for the three-month period ended April 30, 2012.

12        Royal Bank of Canada        Second Quarter 2012

PCL decreased $18 million or 3%, mainly due to lower write-offs in our credit card portfolio.

Non-interest expense increased $90 million or 4%, mainly due to higher costs in support of business growth, partially offset by our ongoing focus on cost management.

Wealth Management

	As at or for the three-months ended			For the six-months ended
(C$ millions, except number of and percentage amounts and as otherwise noted)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Net interest income	$98	$102	$88	$200	$178
Non-interest income
Fee-based revenue	732	721	702	1,453	1,361
Transactional and other revenue	389	365	426	754	862
Total revenue	$1,219	$1,188	$1,216	$2,407	$2,401
Non-interest expense	940	939	914	1,879	1,798
Net income before income taxes	$279	$249	$302	$528	$603
Net income	$212	$188	$227	$400	$440
Revenue by business
Canadian Wealth Management	$434	$422	$444	$856	$877
U.S. & International Wealth Management	508	486	512	994	1,031
U.S. & International Wealth Management (US$ millions)	512	480	532	992	1,048
Global Asset Management (1)	277	280	260	557	493
Selected average balances and other information
ROE	16.1%	13.8%	17.8%	14.9%	18.6%
Pre-tax margin (2)	22.9%	21.0%	24.8%	21.9%	25.1%
Number of advisors (3)	4,306	4,220	4,233	4,306	4,233
AUA – Total	$560,100	$534,200	$537,900	$560,100	$537,900
– U.S. & International Wealth Management	335,000	318,000	322,900	335,000	322,900
– U.S. & International Wealth Management (US$ millions)	339,200	317,158	341,200	339,200	341,200
AUM	322,300	313,200	308,300	322,300	308,300
Average AUA	557,100	531,800	540,400	544,500	534,000
Average AUM	321,500	311,800	308,400	316,600	293,500

(1)	Includes BlueBay results which are reported on a one-month lag.
(2)	Pre-tax margin is defined as net income before income taxes divided by total revenue.
(3)	Represents client-facing advisors across all our wealth management businesses.

Q2 2012 vs. Q2 2011

Net income decreased $15 million from a year ago. Excluding the prior year favourable accounting and tax adjustments of $26 million after-tax (4), net income was up $11 million or 5% as higher average fee-based client assets were partially offset by lower transaction volumes reflecting continued investor uncertainty.

Total revenue was relatively flat as compared to the previous year.

Canadian Wealth Management revenue decreased $10 million or 2%, mainly due to lower transaction volumes, partially offset by higher average fee-based client assets resulting from capital appreciation and net sales.

U.S. & International Wealth Management revenue decreased $4 million or 1%. In U.S. dollars, revenue decreased $20 million or 4%, mainly due to lower transaction volumes.

Global Asset Management revenue increased $17 million or 7%, mainly reflecting higher average fee-based client assets resulting from capital appreciation and net sales.

Non-interest expense increased $26 million or 3% as the prior year included the favourable accounting adjustments related to our deferred compensation liability. Higher costs in support of business growth also contributed to the increase. These factors were partially offset by lower variable compensation reflecting lower commission-based revenue and the decrease in fair value of our U.S. stock-based compensation liability.

Q2 2012 vs. Q1 2012

Net income increased $24 million or 13%, mainly due to higher transaction volumes reflecting improved market conditions in the early part of the quarter and higher average fee-based client assets resulting from capital appreciation and net sales.

Q2 2012 vs. Q2 2011 (Six-months ended)

Net income decreased $40 million from a year ago. Excluding the prior year favourable accounting and tax adjustments of $23 million after-tax (4), net income decreased $17 million or 4% as higher average fee-based client assets and a lower effective tax rate were more than offset by lower transaction volumes reflecting continued investor uncertainty and higher costs in support of business growth.

Total revenue was flat as higher average fee-based client assets resulting from capital appreciation and net sales were mostly offset by lower transaction volumes.

Non-interest expense increased $81 million or 5%, mainly due to higher costs in support of business growth.

(4)	Results excluding the prior year favourable accounting and tax adjustments are non-GAAP measures. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institution. We believe that excluding the prior year tax and accounting adjustments is more reflective of ongoing operating results, will provide readers with better understanding of management’s perspective and should enhance the comparability of the financial performance for the three-month and six-month periods ended April 30, 2012.

Royal Bank of Canada        Second Quarter 2012        13

Insurance

	As at or for the three-months ended			For the six-months ended
(C$ millions, except number of and percentage amounts and as otherwise noted)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Non-interest income
Net earned premiums	$932	$957	$864	$1,889	$1,745
Investment income (1)	(59)	532	166	473	50
Fee income	53	61	56	114	116
Total revenue	926	1,550	1,086	2,476	1,911
Insurance policyholder benefits and claims (1)	495	1,065	695	1,560	1,104
Insurance policyholder acquisition expense	145	146	148	291	306
Non-interest expense	126	129	121	255	243
Net income before income taxes	$160	$210	$122	$370	$258
Net income	$151	$190	$123	$341	$259
Revenue by business
Canadian Insurance	$449	$1,054	$652	$1,503	$1,044
International and Other Insurance	$477	$496	$434	$973	$867
Selected average balances and other information
ROE	40.6%	48.5%	34.8%	44.6%	37.6%
Premiums and deposits (2)	$1,189	$1,232	$1,138	$2,421	$2,285
Fair value changes on investments backing policyholder liabilities (1)	(196)	385	54	189	(189)

(1)	Investment income can experience volatility arising from fluctuation in the fair value of Fair Value Through Profit or Loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q2 2012 vs. Q2 2011

Net income increased $28 million or 23%, mainly due to volume growth across most products and lower claims costs in Canadian insurance products. These factors were partially offset by unfavourable actuarial adjustments and higher claims costs in reinsurance products.

Total revenue decreased $160 million or 15% compared to last year.

Canadian Insurance revenue decreased $203 million or 31%. Volume growth across most products was more than offset by the change in fair value of investments backing our policyholder liabilities, which was largely offset in PBCAE.

International and Other Insurance revenue increased $43 million or 10%, mainly due to volume growth in European life and continued growth in our U.K. annuity business.

PBCAE decreased $203 million or 24%, mainly due to the change in fair value of investments as noted above. Lower claims costs in Canadian insurance products were partially offset by higher costs due to volume growth and unfavourable actuarial adjustments reflecting management actions and assumption changes.

Non-interest expense increased $5 million or 4%, mainly due to higher costs in support of business growth, partially offset by our ongoing focus on cost management.

Q2 2012 vs. Q1 2012

Net income decreased $39 million or 21% as last quarter’s results included net investment gains. Lower results from the U.K. annuity business and unfavourable actuarial adjustments also contributed to the decrease. These factors were partially offset by volume growth in Canadian and European life products.

Q2 2012 vs. Q2 2011 (Six-months ended)

Net income increased $82 million or 32%, mainly due to volume growth across most products, lower claims costs in Canadian insurance products and net investment gains as compared to net losses last year. These factors were partially offset by higher claims costs in reinsurance products, unfavourable actuarial adjustments and unfavourable life policyholder experience.

Total revenue increased $565 million or 30%, mainly due to the change in fair value of investments backing our policyholder liabilities, largely offset in PBCAE. Volume growth across most products and net investment gains as compared to net losses last year also contributed to the increase.

PBCAE increased $441 million or 31%, mainly due to the change in fair value of investments as noted above. Higher costs due to volume growth across most products, unfavourable actuarial adjustments and higher claims costs in reinsurance products also contributed to the increase. These factors were partially offset by lower claims costs in Canadian insurance products.

Non-interest expense increased $12 million or 5%, mainly due to higher costs in support of business growth, partially offset by our ongoing focus on cost management.

14        Royal Bank of Canada        Second Quarter 2012

International Banking

	As at or for the three-months ended			For the six-months ended
(C$ millions, except number of and percentage amounts and as otherwise noted)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Net interest income	$166	$159	$157	$325	$328
Non-interest income	173	214	226	387	462
Total revenue	$339	$373	$383	$712	$790
PCL	47	8	15	55	29
Non-interest expense	499	326	311	825	603
Net (loss) income before income taxes	$(207)	$39	$57	$(168)	$158
Net (loss) income	$(196)	$24	$46	$(172)	$114
Revenue by business
Banking (1)	$211	$201	$198	$412	$431
RBC Dexia (1)	128	172	185	300	359
Selected average balances and other information
ROE	(26.9)%	2.0%	5.1%	(11.9)%	6.4%
Average loans and acceptances	8,300	$8,400	$8,000	$8,400	$8,200
Average deposits	28,600	28,000	26,200	28,300	25,500
AUA (2)	2,816,600	2,717,700	2,899,800	2,816,600	2,899,800
AUM (2)	2,700	2,800	2,600	2,700	2,600
Average AUA	2,823,600	2,706,100	2,850,500	2,764,800	2,813,400
Average AUM	2,700	2,800	2,600	2,800	2,600
PCL on impaired loans as a % of average net loans and acceptances	2.31%	.36%	.75%	1.32%	.71%

(1)	Caribbean banking units formerly operating as RBTT Financial Group (RBTT) and RBC Dexia IS results are reported on a one-month lag.
(2)	These represent the AUA and AUM of RBTT and total AUA of RBC Dexia IS, reported on a one-month lag.

Q2 2012 vs. Q2 2011

Net loss of $196 million compared to net income of $46 million a year ago. The net loss was mainly driven by a previously announced loss of $212 million ($202 million after-tax) due to the acquisition of the remaining 50 percent of RBC Dexia. Higher PCL in Caribbean banking, reflecting weak economic conditions also contributed to the decrease.

Total revenue decreased $44 million or 11% as a result of our proportionate share of the loss recorded by RBC Dexia from the securities exchange with Banque Internationale à Luxembourg S.A. and trading losses on the sale of a majority of the securities received in the exchange of $36 million ($26 million after-tax).

Banking revenue increased $13 million or 7%, mainly due to improved net-interest income and the favourable impact of the weaker Canadian dollar.

RBC Dexia revenue decreased $57 million or 31%, primarily reflecting our loss on the securities exchange and trading losses. Lower mutual fund revenue and lower foreign exchange revenue also contributed to the decrease.

PCL increased $32 million, largely due to higher provisions in our Caribbean wholesale portfolio relating to a couple of accounts and higher PCL in our Caribbean retail portfolio. For further details refer to the Credit quality performance section.

Non-interest expense increased $188 million or 60%, mainly due to an impairment loss related to our investment in RBC Dexia comprised of a writedown of goodwill and intangibles of $161 million (before- and after-tax) and other acquisition related costs of $15 million (before- and after-tax). Set-up costs in our U.S. cross border banking business and higher staff costs also contributed to the increase.

For further details on our announced acquisition, refer to the Key corporate events section and Note 8 to our unaudited Interim Condensed Consolidated Financial Statements.

Q2 2012 vs. Q1 2012

Net loss of $196 million compared to net income of $24 million in the prior quarter driven by the loss related to RBC Dexia. Higher PCL in our Caribbean wholesale portfolio largely relating to a couple of accounts also unfavourably impacted results.

Q2 2012 vs. Q2 2011 (Six-months ended)

Net loss of $172 million compared to net income of $114 million a year ago, mainly driven by the loss due to RBC Dexia. Higher PCL in Caribbean banking reflecting weak economic conditions also had an unfavourable impact.

Total revenue decreased $78 million or 10%, mainly due to our loss on the securities exchange and trading losses. Lower foreign exchange revenue and lower mutual fund revenue also contributed to the decrease.

PCL increased $26 million, largely due to increased provisions in our Caribbean wholesale portfolio mainly reflecting a couple of accounts. For further details refer to the Credit quality performance section.

Non-interest expense increased $222 million or 37%, mainly due to the impairment loss and other acquisition related costs. Set-up costs in our U.S. cross border banking business and higher staff costs also contributed to the increase.

Royal Bank of Canada        Second Quarter 2012        15

Capital Markets

	As at or for the three-months ended			For the six-months ended
(C$ millions, except percentage amounts)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Net interest income (1)	$807	$764	$664	$1,571	$1,319
Non-interest income	903	852	835	1,755	2,231
Total revenue (1)	$1,710	$1,616	$1,499	$3,326	$3,550
PCL	31	17	(3)	48	(28)
Non-interest expense	1,014	978	928	1,992	2,049
Net income before income taxes	$665	$621	$574	$1,286	$1,529
Net income	$449	$448	$406	$897	$1,043
Revenue by business
Global Markets	$1,072	$1,090	$915	$2,162	$2,218
Corporate and Investment Banking	638	566	574	1,204	1,286
Other	–	(40)	10	(40)	46
Selected average balances and other information
ROE	14.9%	14.9%	20.3%	14.9%	25.6%
Average trading securities	$118,100	$120,600	$146,700	$119,400	$142,000
Average loans and acceptances	46,400	43,100	34,700	44,700	35,100
Average deposits	117,300	117,900	114,200	117,600	116,500
PCL on impaired loans as a % of average net loans and acceptances	.27%	.16%	(.04)%	.21%	(.16)%

	For the three-months ended		For the six-months ended
Estimated impact of US, British pound and Euro translation on key income statement items	Q2 2012 vs Q1 2012	Q2 2012 vs Q2 2011	Q2 2012 vs Q2 2011
Increase (decrease):
Total revenue (pre-tax)	$(15)	$10	$20
Non-interest expense (pre-tax)	(5)	10	15
Net income	(10)	–	–
Percentage change in average US$ equivalent of C$1.00	2%	(3)%	(2)%
Percentage change in average British pound equivalent of C$1.00	0%	(1)%	(1)%
Percentage change in average Euro equivalent of C$1.00	1%	4%	2%

(1)	Taxable equivalent basis (teb) – The teb adjustment for the three-months ended April 30, 2012 was $118 million (January 31, 2012 – $121 million; April 30, 2011 – $146 million). For further discussion, refer to the How we measure and report our business segments section of our 2011 Annual Report.

Q2 2012 vs. Q2 2011

Net income increased $43 million or 11%, mainly due to higher trading and corporate and investment banking results driven by increased client activity and favourable market conditions. These factors were partially offset by PCL expense during the quarter as compared to a recovery last year.

Total revenue increased $211 million or 14%.

Global Markets revenue increased $157 million or 17%, largely driven by higher equity and fixed income trading revenue. Market conditions were favourable throughout most of the quarter reflecting tightening credit spreads, higher client volumes and improved market liquidity though weakening towards the end of the quarter due to renewed economic concerns in Europe. Growth in our origination businesses mainly reflected solid debt issuance activity in the U.S.

Corporate and Investment Banking revenue increased $64 million or 11%, mainly in the U.S. driven by strong growth in lending and loan syndication, and higher debt origination reflecting solid issuance activity. These factors were partially offset by lower M&A activity in Canada.

Other revenue was nil compared to revenue of $10 million last year.

PCL expense of $31 million compared to a recovery of $3 million last year, largely reflected a few accounts. For further details, refer to the Credit quality performance section.

Non-interest expense increased $86 million or 9%, largely reflecting increased variable compensation on stronger results.

Q2 2012 vs. Q1 2012

Net income was flat. Strong growth in equity new issue activity in Canada, higher debt issuance in the U.S. and increased equity trading results more than offset lower loan syndication activity. A higher effective tax rate reflecting increased earnings in higher tax jurisdictions negatively impacted net income this quarter. Market conditions in both fixed income and equity markets were favourable throughout most of the quarter though weakening towards the end of the quarter due to renewed economic concerns in Europe.

Q2 2012 vs. Q2 2011 (Six-months ended)

Net income of $897 million decreased $146 million or 14% from last year’s very strong results, primarily due to lower origination volumes as compared to the robust activity levels in the early part of last year and lower trading results. These factors were partially offset by strong growth in our lending portfolio largely in the U.S. PCL expense as compared to a recovery last year also contributed to the decrease.

16        Royal Bank of Canada        Second Quarter 2012

Total revenue decreased $224 million or 6%, primarily reflecting lower origination volumes and decreased trading revenue which reflected a gain in the prior year of $102 million ($49 million after-tax and compensation adjustments) mainly related to the termination of credit default swaps insured by MBIA Inc. (MBIA), a gain last year related to a consolidated SPE from which we have exited and lower equity trading revenue. These factors were partially offset by strong growth in lending revenue largely in the U.S.

PCL expense of $48 million compared to a recovery of $28 million last year due to provisions on a few accounts in the current year compared to recoveries in the prior year.

Non-interest expense decreased $57 million or 3%, largely reflecting lower compensation expense.

Corporate Support

	As at or for the three-months ended			For the six-months ended
(C$ millions)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Net interest (loss) (1)	$(57)	$(86)	$(126)	$(143)	$(238)
Non-interest (loss) income	(30)	48	28	18	88
Total revenue (1)	$(87)	$(38)	$(98)	$(125)	$(150)
PCL	$–	$(1)	$1	$(1)	$4
Non-interest expense	–	5	33	5	46
Net loss before income taxes	$(87)	$(42)	$(132)	$(129)	$(200)
Net income (loss) (2)	$10	$32	$(15)	$42	$(6)

(1)	Teb adjusted.
(2)	Net income reflects income attributable to both shareholders and NCI. Net income attributable to NCI for the three-months ended April 30, 2012 was $23 million (January 31, 2012 – $24 million; April 30, 2011 – $23 million). For the six-months ended April 30, 2012, net income attributable to NCI was $47 million (April 30, 2011 – $45 million).

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Net interest loss and income taxes (recoveries) in each quarter in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest (loss) was offset by an equivalent increase in income taxes (recoveries). The teb amount for the three-months ended April 30, 2012 was $118 million as compared to $121 million in the prior quarter and $146 million in the prior year. For the six-months ended April 30, 2012, the amount was $239 million as compared to $290 million in the prior year. For further discussion, refer to the How we measure and report our business segments section of our 2011 Annual Report to Shareholders.

In addition to teb impacts noted above, the following identifies the other material items affecting the reported results in each quarter.

Q2 2012

Net income was $10 million largely due to asset/liability management activities undertaken by Corporate Treasury, partially offset by an unfavourable tax adjustment.

Q1 2012

Net income was $32 million largely due to asset/liability management activities undertaken by Corporate Treasury, partially offset by an unfavourable tax adjustment.

Q2 2011

Net loss of $15 million included losses related to the change in fair value of certain derivatives used to economically hedge our funding activities and an unfavourable tax adjustment. These factors were partially offset by asset/liability management activities undertaken by Corporate Treasury.

Q2 2012 (Six-months ended)

Net income was $42 million largely due to asset/liability management activities undertaken by Corporate Treasury, partially offset by unfavourable tax adjustments.

Q2 2011 (Six-months ended)

Net loss was $6 million mainly reflecting unfavourable income tax adjustments, partially offset by asset/liability management activities undertaken by Corporate Treasury.

Royal Bank of Canada        Second Quarter 2012        17

Quarterly results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality, general economic and market conditions, and fluctuations in foreign exchange rates. The following table summarizes our results for the last eight quarters (the period):

	2012	2011					2010
	IFRS						CGAAP
(C$ millions, except for percentage amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Continuing operations
Net interest income	$3,031	$3,003	$2,957	$2,889	$2,716	$2,795	$2,610	$2,588
Non-interest income	3,893	4,571	3,735	4,008	4,115	4,423	4,168	3,562
Total revenue	$6,924	$7,574	$6,692	$6,897	$6,831	$7,218	$6,778	$6,150
PCL	348	267	276	320	273	264	283	277
PBCAE	640	1,211	867	1,081	843	567	1,047	978
Non-interest expense	3,857	3,671	3,530	3,417	3,551	3,669	3,582	3,146
Net income before income taxes	$2,079	$2,425	$2,019	$2,079	$2,164	$2,718	$1,866	$1,749
Income taxes	516	549	410	396	482	722	467	344
Net income from continuing operations	$1,563	$1,876	$1,609	$1,683	$1,682	$1,996	$1,399	$1,405
Non-controlling interest in net income of subsidiaries	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	27	26
Net income from continuing operations – CGAAP	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,372	1,379
Net loss from discontinued operations	$(30)	$(21)	$(38)	$(389)	$(51)	$(48)	$(251)	$(103)
Net income (1)	$1,533	$1,855	$1,571	$1,294	$1,631	$1,948	$1,121	$1,276
EPS – basic	$1.00	$1.23	$1.03	$0.84	$1.08	$1.30	$0.74	$0.85
– diluted	$0.99	$1.22	$1.02	$0.83	$1.06	$1.27	$0.74	$0.84
EPS from continuing operations – basic	$1.02	$1.24	$1.06	$1.11	$1.12	$1.34	$0.92	$0.93
– diluted	$1.01	$1.23	$1.05	$1.10	$1.10	$1.31	$0.91	$0.92
Segment net income (loss) from continuing operations
Canadian Banking	$937	$994	$948	$888	$895	$933	$765	$766
Wealth Management	212	188	179	192	227	213	175	185
Insurance	151	190	200	141	123	136	124	148
International Banking	(196)	24	10	18	46	68	(7)	36
Capital Markets	449	448	154	259	406	637	373	201
Corporate Support	10	32	118	185	(15)	9	(58)	43
Net income from continuing operations	$1,563	$1,876	$1,609	$1,683	$1,682	$1,996	$1,372	$1,379
Net income – total	$1,533	$1,855	$1,571	$1,294	$1,631	$1,948	$1,121	$1,276
Effective income tax rate	24.8%	22.6%	20.3%	19.0%	22.3%	26.6%	25.0%	19.7%
Period average US$ equivalent of C$1.00	$1.012	$.987	$.992	$1.039	$1.039	$.992	$.963	$.957

(1)	Net income from continuing operations reflects income attributable to both shareholders and NCI. Net income under IFRS is apportioned between our shareholders and NCI after the effects of all continuing and discontinued operations have been presented.

•

In the second quarter of 2012 we recorded a loss of $212 million ($202 million after-tax) related to the previously announced acquisition of the remaining 50 per cent stake in the joint venture RBC Dexia. For further details, refer to the Key corporate events, the Non-GAAP measures and the International Banking sections.

•

In the third quarter of 2011 we recorded a net loss from discontinued operations of $389 million due to the announced sale of our U.S. regional retail banking operations which included the loss on sale of $310 million and a net operating loss of $79 million. The sale was finalized on March 2, 2012.

•

In the first quarter of 2011 we recorded a gain of $102 million ($49 million after-tax and compensation adjustments) due to a legal settlement with MBIA on the termination of our direct monoline insurance protection with them.

•	In the fourth quarter of 2010 we recorded a loss of $116 million relating to the sale of Liberty Life.
•	Certain market and credit related items adversely affected our results, mainly in the third quarter of 2010.
•	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.

Continuing operations

Trend analysis

Economic conditions generally improved over the period, although capital markets conditions remained uncertain. Global capital markets which had improved in the early part of the current quarter deteriorated in the latter part of the quarter reflecting renewed economic concerns in Europe following political instability in Greece.

Net income generally trended up over the period. The decrease in the current quarter mainly reflected the loss related to RBC Dexia as noted above. Excluding the loss, the upward trend would have continued on a year-over-year basis. Continued solid volume growth in Canadian Banking positively impacted trends over the period. Results in Capital Markets fluctuated over the period with solid results experienced in the first half of both 2012 and 2011. Results in Wealth Management were impacted by capital market conditions and investor uncertainty over the past eight quarters.

18        Royal Bank of Canada        Second Quarter 2012

Revenue generally trended up over the period but experienced some fluctuations. Trading revenue fluctuated over the period with solid results experienced in the first half of 2012. Over the period, revenue was positively impacted by solid volume growth in Canadian Banking, growth in our corporate and investment banking businesses and increased revenue in Wealth Management due to higher average fee-based client assets. Changes in the fair value of investment portfolios backing our policyholder liabilities in insurance, largely offset in PBCAE, contributed to the fluctuations. Net interest income generally trended up over the period although it was unfavourably impacted by spread compression in our banking and wealth management businesses as a result of the continuing low interest rate environment.

PCL has been generally stable throughout the period although trended upward in the last quarter largely related to a few specific accounts.

PBCAE has been subject to quarterly fluctuations. Generally over the period there have been changes to the fair value of investment backing our policyholder liabilities, largely offset in revenue, which can cause volatility quarter to quarter. PBCAE has also been impacted by higher costs due to volume growth, actuarial liability adjustments and generally lower claims costs.

Non-interest expense generally trended upward driven by increased costs in support of business growth and overall higher variable compensation in Capital Markets and Wealth Management driven by higher results, although the rate of non-interest expense growth was favourably impacted by our cost management programs. The current quarter included an impairment loss comprised of a writedown in goodwill and intangibles related to the announced RBC Dexia acquisition. Pension expense, primarily in Canadian Banking, decreased under IFRS. For further details on employee benefits costs refer to Note 3 of our unaudited Interim Condensed Consolidated Financial Statements.

Our effective income tax rate generally fluctuated over the period, reflecting a varying portion of income being reported by our subsidiaries operating in jurisdictions with differing income tax rates, a fluctuating level of income from tax-advantaged sources (Canadian taxable corporate dividends), and tax adjustments. The reduction in statutory Canadian corporate income tax rates which lowered our effective income tax rate over the period, in the current quarter was more than offset by higher earnings reported in higher tax jurisdictions as well as the net loss related to RBC Dexia which increased our effective tax rate.

Results excluding the loss on the announced RBC Dexia acquisition are non-GAAP measures. For further discussion on measures excluding this loss, refer to the Non-GAAP measures section.

Results by geographic segment (1)

	For the three-months ended									For the six-months ended
	April 30 2012			January 31 2012			April 30 2011			April 30 2012			April 30 2011
(C$ millions)	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International
Total revenue	$4,464	$1,198	$1,262	$5,185	$1,096	$1,293	$4,641	$981	$1,209	$9,649	$2,294	$2,555	$9,260	$2,250	$2,539
Net income from continuing operations	$1,230	$194	$139	$1,493	$174	$209	$1,365	$112	$205	$2,723	$368	$348	$2,753	$341	$584
Net loss from discontinued operations	–	(30)	–	–	(21)	–	–	(51)	–	–	(51)	–	–	(99)	–
Net income – total	$1,230	$164	$139	$1,493	$153	$209	$1,365	$61	$205	$2,723	$317	$348	$2,753	$242	$584

(1)	For geographic reporting, our segments are grouped into Canada, U.S. and Other International. For further details, refer to Note 28 to our 2011 Annual Consolidated Financial Statements.

Continuing operations

Q2 2012 vs. Q2 2011

Net income in Canada was down $135 million or 10% from the prior year, mainly due to an impairment loss related to our investment in RBC Dexia comprised of a writedown of goodwill and intangibles, of which $100 million after-tax was recorded in our Canadian operations, as well as acquisition related costs. Lower M&A activity in Capital Markets, spread compression in our banking-related businesses and increased costs in support of business growth also contributed to the decrease. In addition, the prior year included a gain on sale of Canadian Banking’s remaining Visa shares which benefited that year. These factors were largely offset by strong volume growth in Canadian Banking and a lower effective tax rate due to a reduction in statutory Canadian corporate income tax rates.

U.S. net income was up $103 million from the prior year, largely due to higher trading results, origination and M&A activity in Capital Markets due to increased client activity and favourable market conditions. These factors were partially offset by higher PCL in Capital Markets.

Other International net income decreased $66 million or 32% from the previous year, primarily reflecting the impairment loss related to RBC Dexia of which $61 million after-tax was recorded in our Other International operations, our loss on the securities exchange and trading losses related to RBC Dexia and higher PCL comprised of a couple impaired accounts in the Caribbean. These factors were partially offset by higher trading results in Capital Markets.

Q2 2012 vs. Q1 2012

Net income in Canada was down $263 million or 18% from last quarter, mainly due to the impairment loss and acquisition related costs as noted above, the negative impact of seasonal factors, including fewer days in the quarter, higher PCL comprised of a few large accounts and higher costs in support of business growth. In addition, last quarter included net investment gains in Insurance which favourably impacted that quarter.

U.S. net income increased $11 million from last quarter, largely due to higher origination and M&A activity due to higher debt issuance volumes and increased equity trading results in Capital Markets. This was partially offset by higher PCL in Capital Markets.

Royal Bank of Canada        Second Quarter 2012        19

Other International net income decreased $70 million or 33% from last quarter, mainly due to the impairment loss, loss on the securities exchange and trading losses as noted above, and higher PCL relating to a couple of impaired accounts in the Caribbean. These factors were partially offset by higher origination and M&A activity and higher trading results due to favourable market conditions and lower PCL in Capital Markets.

Q2 2012 vs. Q2 2011 (Six-months ended)

Net income in Canada was down $30 million or 1% from the previous year, mainly due to the impairment loss as noted above, lower origination and M&A activity, lower trading results, and spread compression in our banking-related businesses. These factors were largely offset by strong volume growth in Canadian Banking, lower claims costs in Insurance and a lower effective tax rate. In addition, the prior year included a gain on sale of Canadian Banking’s remaining Visa shares which benefited that year.

U.S. net income was up $75 million or 31%, largely due to higher results in Capital Markets due to increased lending activities. These factors were partially offset by higher PCL in Capital Markets and lower transaction volumes in Wealth Management.

Other International net income decreased $236 million or 40%, mainly due to the impairment loss, our loss on the securities exchange and trading losses as noted above. Lower origination and M&A activity in Capital Markets, higher PCL comprising of a couple of impaired accounts and higher staff costs contributed to the decrease.

U.S. net loss from discontinued operations

Q2 2012 vs. Q2 2011 vs. Q1 2012

Net loss from discontinued operations was $30 million compared to a net loss of $51 million a year ago, as the current period included one month of results related to our U.S. regional retail banking operations compared to a full quarter last year. Lower write-offs in our U.S. commercial real estate and builder finance portfolios contributed to the decrease.

Compared to the previous quarter, net loss increased by $9 million, largely due to lower operating results.

Q2 2012 vs. Q2 2011 (Six-months ended)

Net loss from discontinued operations of $51 million compared to a net loss of $99 million a year ago, as the current period included four months of results related to our U.S. regional retail banking operations compared to six-months last year. Lower write-offs in our U.S. commercial real estate and builder finance portfolios also contributed to the decrease.

Financial condition

Condensed balance sheets (1)

	As at
(C$ millions)	April 30 2012	January 31 2012	April 30 2011
Assets
Cash and due from banks	$8,828	$12,005	$8,264
Interest-bearing deposits with banks	11,925	5,844	8,026
Securities	164,442	165,186	199,243
Assets purchased under reverse repurchase agreements and securities borrowed	108,600	96,212	79,830
Loans
Retail	291,751	287,164	277,442
Wholesale	72,987	68,739	68,731
Allowance for loan losses	(2,019)	(1,965)	(2,658)
Investments for account of segregated fund holders	351	343	304
Other – Derivatives	87,863	103,341	82,494
– Assets of discontinued operations (2)	277	26,324	–
– Other	55,366	51,823	46,573
Total assets	$800,371	$815,016	$768,249
Liabilities
Deposits	$495,875	$489,827	$478,508
Insurance and investment contracts for account of segregated fund holders	351	343	304
Other – Derivatives	92,104	106,763	85,200
– Liabilities of discontinued operations (2)	34	19,488	–
– Other	160,349	146,221	154,930
Subordinated debentures	7,553	8,744	8,577
Trust capital securities	895	900	1,641
Total liabilities	757,161	772,286	729,160
Equity attributable to Shareholders	41,437	40,972	37,001
Non-controlling interests	1,773	1,758	2,088
Total equity	43,210	42,730	39,089
Total liabilities and equity	$800,371	$815,016	$768,249

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars. For further details, refer to Note 2 to our unaudited Interim Condensed Consolidated Financial Statements.
(2)	Balance sheet adjustments related to discontinued operations are made prospectively from the date of classification as discontinued operations. The classification of our U.S. regional retail banking operations as discontinued operations was reflected beginning the third quarter ending July 31, 2011.

20        Royal Bank of Canada        Second Quarter 2012

Q2 2012 vs. Q2 2011

Total assets were up $32 billion or 4% from the previous year.

Interest-bearing deposits with banks increased $4 billion or 49%, largely reflecting higher over-night deposits.

Securities were down $35 billion or 17% compared to the prior year, primarily due to a reduction in our corporate debt instruments as part of our management of market and interest rate risk and a decrease in trading volumes in our equity trading business. The sale of $6 billion of securities as part of the sale of our U.S. retail banking operations which closed effective March 2, 2012, contributed to the decrease.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased by $29 billion or 36%, mainly attributable to new business activity and higher client activity.

Loans were up $19 billion or 5%, predominantly due to strong volume growth in Canadian home equity products and growth in wholesale loans. The sale of $17 billion of loans as part of the sale of our U.S. regional retail banking operations partially offset the increase.

Derivative assets were up $5 billion or 7%, mainly attributable to higher fair values on interest rate swaps due to the continuing low interest rate environment. This was partially offset by the higher netting of interest rate swap assets and liabilities with a central clearing counterparty, the impact of the weaker Canadian dollar on foreign currency-denominated assets and lower fair values on foreign exchange contracts due to the strengthening U.S. dollar against other major currencies.

Other assets were up $9 billion or 19%, mainly reflecting an increase in cash collateral requirements.

Total liabilities were up $28 billion or 4% from the previous year.

Deposits increased by $17 billion or 4%, mainly reflecting an increase in demand deposits for our high-yield savings accounts and other product offerings in our retail business. The sale of $18 billion of deposits as part of the sale of our U.S. regional retail banking operations partially offset the increase.

Derivative liabilities were up $7 billion or 8%, mainly attributable to higher fair values on interest rate swaps due to the continuing low interest rate environment, partially offset by the higher netting of interest rate swap assets and liabilities with a central clearing counterparty and the impact of the weaker Canadian dollar on foreign currency-denominated liabilities.

Other liabilities increased by $5 billion or 3%, mainly resulting from an increase in repurchase agreements partly due to increased volume and higher market activity. This increase was offset by a decrease in obligations related to securities sold short as part of our management of market risk.

Total equity increased by $4 billion or 11%, largely reflecting earnings, net of dividends.

Q2 2012 vs. Q1 2012

Total assets decreased by $15 billion or 2% from the prior quarter, largely due to lower assets from discontinued operations reflecting the sale of our U.S. retail banking operations which closed on March 2, 2012. Lower derivative assets mainly attributable to lower fair values on interest rate swaps were largely offset by higher assets purchased under reverse repos due to higher client activity.

Total liabilities decreased by $15 billion or 2% from the prior quarter, largely due to lower liabilities from discontinued operations due to the March 2, 2012 sale. Lower derivative liabilities mainly attributable to lower fair values on interest rate swaps due to the continuing low interest rate environment and lower foreign exchange contracts were partially offset by higher other liabilities mainly driven by an increase in obligations related to securities sold short due to increased trading volume from higher market activity.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our Consolidated Balance Sheets. Off-balance sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with SPEs, may include issuance of guarantees, and give rise to, among other risks, varying degrees of market, credit, liquidity and funding risk, which are discussed in the Risk management section.

We use SPEs to securitize our financial assets as well as assist our clients in securitizing their financial assets. These entities are not operating entities, typically have no employees, and may or may not be recorded on our balance sheets.

Securitizations of our financial assets

Securitization can be used as a cost-effective fund raising technique compared to the relative cost of issuing unsecured wholesale debt.

We periodically securitize our credit card receivables, residential and commercial mortgage loans and participate in bond securitization activities primarily to diversify our funding sources, enhance our liquidity position and for capital purposes. We also securitize residential and commercial mortgage loans for sales and trading activities. Refer to Notes 21C and 21D to our Interim Condensed Consolidated Financial Statements for a complete description of our securitization activities, and our involvement with the transferred assets.

We securitize our credit card receivables through an SPE, on a revolving basis, which we are required to consolidate under IFRS. As a result, the assets and liabilities of the SPE are recognized on our Consolidated Balance Sheets.

We also securitize residential mortgage loans under the National Housing Act MBS program (NHA MBS program) and sell them primarily to Canada Housing Trust (CHT), a government sponsored SPE, under the Canada Mortgage Bond (CMB) program. We do not control this SPE, and therefore do not consolidate it. We do not hold any significant interest in the SPE and therefore it is not included in the unconsolidated SPE table below. The securitized residential mortgages loans transferred to the SPE do not meet the derecognition requirements under IFRS and hence have been recognized on our Consolidated Balance Sheets and accounted for as secured borrowings. We also sell securitized residential mortgage loans to third party investors through the Canadian social housing program.

Royal Bank of Canada        Second Quarter 2012        21

Securitized Canadian social housing mortgages, commercial mortgage loans, and our bond securitization transactions continue to be derecognized under IFRS as we have transferred substantially all of the risk and rewards of ownership of the securitized assets. We did not securitize Canadian social housing mortgages, commercial mortgages, or bond participation certificates during the quarter.

Involvement with unconsolidated special purpose entities

In the normal course of business, we engage in a variety of financial transactions with SPEs to support our customers’ financing and investing needs, including securitization of client financial assets, creation of investment products, and other types of structured financing. The following table summarizes SPEs in which we have significant financial interests, but have not consolidated.

	As at
	April 30 2012		January 31 2012		April 30 2011
(C$ millions)	Total assets (1)	Maximum exposure (1)(2)	Total assets	Maximum exposure (2)	Total assets (1)	Maximum exposure (1)(2)
Unconsolidated SPEs
Multi-seller conduits (3)	$26,649	$27,132	$25,623	$25,992	$21,007	$21,294
Structured finance SPEs	5,615	1,719	5,288	1,541	4,839	1,452
Investment funds	1,146	926	1,196	1,023	1,486	1,166
Credit investment product SPEs	227	16	240	16	249	18
Third party securitization vehicles	4,237	1,330	3,683	786	–	–
Other	400	113	376	125	196	51
	$38,274	$31,236	$36,406	$29,483	$27,777	$23,981

(1)	Total assets and maximum exposure to loss correspond to disclosures provided in Note 21C to our Interim Condensed Consolidated Financial Statements. Total assets amounts may differ from those presented in Note 21C due to certain entities, primarily mutual and pooled funds, which we sponsor but where we do not hold a significant financial interest.
(2)	The maximum exposure to loss resulting from significant financial interests in these SPEs consists mostly of investments, loans, liquidity and credit enhancement facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(3)	Represents multi-seller conduits that we administer.

We have the ability to use credit mitigation tools such as third party guarantees, credit default swaps, and collateral to mitigate risks assumed through securitization and re-securitization exposures. The process in place to monitor the credit quality of our securitization and re-securitization exposures involves reviewing the performance data of the underlying assets. We affirm our ratings each quarter and formally confirm or assign a new rating at least annually. For further details on our activities to manage risks, refer to the Risk management section.

Approximately 82% of assets in unconsolidated SPE’s in which we have significant financial interests were internally rated A or above, compared to 89% in the prior year and 84% in the prior quarter. For multi-seller conduits, 99% of assets were internally rated A or above compared to 97% in the prior year and 99% in the prior quarter. All transactions funded by the unconsolidated multi-seller conduits are internally rated using a rating system which is largely consistent with that of the external rating agencies.

The assets in unconsolidated SPEs as at April 30, 2012 have varying maturities and a remaining expected weighted average life of approximately 3.7 years.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. There are no asset-backed securities in the Canadian multi-seller conduits and $1.6 billion of such securities in our U.S. multi-seller conduits.

We are exposed to credit risk as a result of the backstop liquidity facilities and partial credit enhancements provided to the multi-seller conduits. Our backstop liquidity and credit enhancement facilities are explained in Note 21C to our Interim Condensed Consolidated Financial Statements and Notes 6 and 31 to our 2011 Annual Consolidated Financial Statements.

As at April 30, 2012, the notional amount of backstop liquidity facilities we provide totalled $27.2 billion, an increase of $5.8 billion or 27% from the prior year and an increase of $1.1 billion or 4% from the prior quarter. Total loans extended to the multi-seller conduits under the backstop liquidity facilities amounted to $1.4 billion, an increase of $17 million from the prior year due to exchange rate fluctuations and a decrease of $30 million from the prior quarter due to principal repayments and exchange rate fluctuations. The partial credit enhancement facilities we provide totalled $2.6 billion, an increase of $475 million from the prior year and an increase of $105 million from the prior quarter. The increase in the amount of backstop liquidity facilities and partial credit enhancement facilities provided to the multi-seller conduits compared to the prior year and prior quarter primarily reflects an expansion of the outstanding securitized assets of the multi-seller conduits.

Multiple independent debt rating agencies review all of the transactions in the multi-seller conduits. Transactions financed in our U.S. multi-seller conduits are reviewed by Moody’s Investors Service (Moody’s), Standard & Poor’s (S&P) and Fitch Ratings (Fitch). Transactions in our Canadian multi-seller conduits are also reviewed by Dominion Bond Rating Services (DBRS). Each applicable rating agency also reviews ongoing transaction performance on a monthly basis and may publish reports detailing portfolio and program information related to the conduits.

As at April 30, 2012, the total asset-backed commercial paper (ABCP) issued by the conduits amounted to $17.4 billion, an increase of $3 billion or 21% since the prior year and an increase $677 million or 4% from the prior quarter. The rating agencies that rate the ABCP rated 70% of the total amount issued within the top ratings category and the remaining amount in the second highest ratings category compared with 70% in the prior year and 66% in the prior quarter. The increase in the amount of ABCP issued by the multi-seller conduits compared to the prior year and prior quarter is primarily due to increased client usage.

We sometimes purchase ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. The fair value of our inventory was $35 million, an increase of $17 million from the prior year and

22        Royal Bank of Canada        Second Quarter 2012

$29 million from the prior quarter. The fluctuations in inventory held reflect normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Structured finance SPEs

We invest in U.S. auction rate securities (ARS) of entities which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. As at April 30, 2012, the total assets of the unconsolidated ARS trusts in which we have significant investments were $5 billion (January 31, 2012 – $4.9 billion; April 30, 2011 – $4.8 billion). Our maximum exposure to loss in these ARS trusts as at April 30, 2012 was $1.4 billion (January 31, 2012 – $1.3 billion; April 30, 2011 – $1.5 billion). As at April 30, 2012, approximately 70% of these investments were AAA rated.

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the referenced funds, and we economically hedge our exposure from these derivatives by investing in those third party managed referenced funds. The decrease in the total assets of these funds and our maximum exposure to loss relative to the prior quarter and prior year reflect the negative performance of the reference funds and redemptions of capital by RBC and third-party investors of the funds.

Third-party securitization vehicles

We hold significant interests in certain unconsolidated third-party securitization vehicles, which are SPEs. We, as well as other financial institutions, are obligated to provide funding to these SPEs up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. The increases in the total assets of these funds and our maximum exposure to loss relative to the prior quarter and prior year reflect new investments made during the fourth quarter of 2011 and the first two quarters of 2012.

Credit investment product SPEs and Others

We use SPEs to create customized credit products to meet investors’ specific requirements and created tax credit funds. Refer to Note 21C to our Interim Condensed Consolidated Financial Statements for more detail on these SPEs.

Guarantees

Our maximum potential amount of future payments in relation to our guarantee products as at April 30, 2012 amounted to $74.9 billion compared to $67.3 billion in the prior year and $72.6 billion in the prior quarter. The increase compared to the prior year relates primarily to higher backstop liquidity facilities. For further details on Guarantees, refer to Note 18 to our Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2012        23

Risk management

Credit risk

Gross (excluding allowance for loan losses) credit risk exposure by portfolio and sector

	As at
	April 30 2012						January 31 2012	October 31 2011
	Lending-related and other			Trading-related
	Loans and acceptances				Over-the- counter derivatives (1)
(C$ millions)	Outstanding	Undrawn commitments	Other	Repo-style transactions		Total exposure (2)	Total exposure (2)	Total exposure (2)
Residential mortgages	$193,231	$35	$–	$–	$–	$193,266	$191,791	$190,325
Personal (3)	83,008	67,227	44	–	–	150,279	153,601	160,590
Credit cards	13,035	20,790	–	–	–	33,825	38,002	40,230
Small business (4)	2,477	3,769	40	–	–	6,286	6,186	6,691
Retail	$291,751	$91,821	$84	$–	$–	$383,656	$389,580	$397,836
Business (4)
Agriculture	$5,085	$661	$32	$–	$12	$5,790	$5,831	$5,644
Automotive	3,587	2,520	181	–	473	6,761	6,760	6,400
Consumer goods	5,208	3,220	439	–	190	9,057	9,666	9,800
Energy	7,689	15,279	2,295	35	2,044	27,342	25,538	25,058
Non-bank financial services	2,234	6,634	7,772	114,361	6,061	137,062	139,735	114,857
Forest products	895	385	69	–	7	1,356	1,427	1,333
Industrial products	3,639	2,865	289	–	185	6,978	7,452	6,800
Mining & metals	892	2,396	667	110	87	4,152	4,072	3,922
Real estate & related	18,400	4,336	1,157	–	308	24,201	26,932	24,602
Technology & media	3,357	4,091	227	–	333	8,008	8,019	7,263
Transportation & environment	5,174	2,251	899	–	811	9,135	9,320	9,040
Other	20,154	6,619	6,683	25,171	3,519	62,146	51,893	54,490
Sovereign (4)	4,027	4,940	29,371	20,036	8,677	67,051	62,145	55,997
Bank (4)	1,302	285	48,693	78,177	27,305	155,762	172,524	162,003
Wholesale	$81,643	$56,482	$98,774	$237,890	$50,012	$524,801	$531,314	$487,209
Total exposure	$373,394	$148,303	$98,858	$237,890	$50,012	$908,457	$920,894	$885,045

(1)	Credit equivalent amount after factoring in master netting agreements. Derivative exposure is measured at fair value.
(2)	Gross credit risk exposure is before allowance for loan losses and represents consolidated (combined continuing and discontinued) operations. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(3)	Home equity lines of credit reported primarily in Canadian Banking comprised $42 billion or 51%, of our outstanding personal loan portfolio as at April 30, 2012 (January 31, 2012 – $42 billion or 48%, October 31, 2011 – $41 billion or 48%). More than 96% of home equity lines of credit (January 31, 2012 – 95%, October 31, 2011 – 95%) are secured by a first lien on real estate. Of the clients that have home equity lines of credit, less than 7% (January 31, 2012 – 7%, October 31, 2011 – 7%), pay the scheduled interest payment only.
(4)	Refer to Note 4 of our 2011 Annual Consolidated Financial Statements for the definition of these terms.

Gross credit risk exposure is calculated based on the definitions provided under the Basel II framework. Under this method, risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. Gross credit risk is categorized into Lending-related and other, and Trading-related.

Q2 2012 vs. Q1 2012

Total gross credit risk exposure decreased $12 billion or 1% from the prior quarter, reflecting a decrease in both the wholesale and retail portfolio largely due to the sale of our U.S. regional retail banking operations which closed on March 2, 2012.

Retail exposure decreased $5.9 billion or 2%, largely driven by decreases related to the sale mentioned above and in undrawn credit card exposures due to higher securitization activity in the quarter. The decrease was partially offset by an increase in residential mortgage exposure reflecting strong loan growth in Canadian Banking. The use of guarantees and collateral represents an integral part of our credit risk mitigation in our retail portfolio. Insured mortgages accounted for 43% of our residential mortgage portfolio as of April 30, 2012 as compared to 41% the prior quarter. Secured personal lending represented 55% of personal loans outstanding as of April 30, 2012, a 1% decrease compared to the prior quarter.

Wholesale exposure decreased $6.5 billion or 1%, reflecting decreases in other exposure, OTC derivatives and loans and acceptances outstanding partially offset by increases in Repo-style transactions and undrawn commitments. Other exposure decreased $10 billion or 9%, largely reflecting AFS securities sold as part of the sale mentioned above and lower guarantee exposures. OTC derivatives decreased $6 billion or 11%, largely in Bank related to lower fair values on interest rate swaps, due to the continuing low interest rate environment, and foreign exchange contracts. Outstanding loans decreased $6 billion or 6%, as a $10 billion reduction related to the sale noted above was partially offset by increases of $4 billion largely in the financing products sector within the other sector group, real estate & related and energy. Repo-style transactions increased $12 billion or 5%, largely in the corporate and sovereign portfolios, attributable to new business activity. Undrawn commitments increased $3 billion or 6%, with the largest increase in the energy sector and in sovereign exposure, resulting in a 3% decrease in loan utilization to 37% from the prior quarter.

24        Royal Bank of Canada        Second Quarter 2012

Gross (excluding allowance for loan losses) credit risk exposure by geography

	As at
	April 30 2012						January 31 2012	October 31 2011
	Lending-related and other			Trading-related
	Loans and acceptances
(C$ millions)	Outstanding	Undrawn commitments	Other	Repo-style transactions	Over-the- counter derivatives (1)	Total exposure (2)	Total exposure (2)	Total exposure (2)
Canada	$334,897	$116,196	$39,468	$75,723	$9,944	$576,228	$559,347	$561,269
USA	17,144	23,318	17,543	73,165	11,345	142,515	165,276	147,324
Europe	8,933	7,125	25,947	73,523	23,552	139,080	142,191	129,212
Other International	12,420	1,664	15,900	15,479	5,171	50,634	54,080	47,240
Total exposure (3)	$373,394	$148,303	$98,858	$237,890	$50,012	$908,457	$920,894	$885,045

(1)	Credit equivalent amount after factoring in master netting agreements. Derivative exposure is measured at fair value.
(2)	Gross credit risk exposure is before allowance for loan losses and represents consolidated (combined continuing and discontinued) operations. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(3)	Geographic profile is based on country of residence of the borrower.

Q2 2012 vs. Q1 2012

The geographic mix of our gross credit risk did not change significantly from the prior quarter with Canada, U.S., Europe and Other international reflecting 63%, 16%, 15% and 6% of our exposure respectively. The decrease of $12 billion in our gross credit exposure reflected lower exposure in the U.S., Europe and Other International of $23 billion, $3 billion and $3 billion respectively, partially offset by growth in Canada of $17 billion. The decrease in the U.S., mainly in loans and acceptances outstanding and securities within the other exposure, largely reflected the sale of our U.S. regional retail banking operations. The decrease in Europe was largely driven by decreases in OTC derivatives exposures and other exposures with lower AFS securities and deposits partially offset by higher guarantees. The decrease in Other International was in all exposure types. Growth in Canada was largely driven by higher levels of repo-style transactions and loans outstanding, partially offset by lower guarantee exposure within other.

European exposure

	As at
	April 30 2012							January 31 2012	October 31 2011
	Loans and Acceptances		Other
(C$ millions)	Outstanding	Undrawn commitments (1)	Securities (2)	Letters of credit and guarantees	Repo-style transactions	Over-the- counter derivatives (3)	Total European exposure	Total European exposure	Total European exposure
Gross exposure to Europe	$8,933	$7,125	$14,654	$11,293	$73,523	$23,552	$139,080	$142,191	$129,212
Less: Collateral held against repo-style transactions	–	–	–	–	71,775	–	71,775	71,353	58,379
Potential future credit exposure add-on amount	–	–	–	–	–	13,908	13,908	14,664	18,329
Undrawn commitments	–	7,125	–	11,293	–	–	18,418	16,267	15,616
Gross drawn exposure to Europe (4)	$8,933	$–	$14,654	$–	$1,748	$9,644	$34,979	$39,907	$36,888
Less: Collateral applied against derivatives	–	–	–	–	–	7,025	7,025	7,879	5,461
Add: Trading securities	–	–	11,519	–	–	–	11,519	9,127	11,826
Net exposure to Europe (5)	$8,933	$–	$26,173	$–	$1,748	$2,619	$39,473	$41,155	$43,253

(1)	Comprised of undrawn commitments of $5.2 billion to corporate entities, $1.7 billion to financial entities and $0.2 billion to sovereign entities. On a country basis, exposure is comprised of $3.3 billion to U.K., $1.5 billion to France, $0.5 billion to Germany, $134 million to Ireland, $88 million to Spain and $17 million to Italy. Of the undrawn commitments, over 90% are to investment grade entities.
(2)	Securities include $7.4 billion of AFS securities (January 31, 2012 - $9.0 billion, October 31, 2011 – $9.5 billion), $11.5 billion of trading securities (January 31, 2012 - $9.1 billion, October 31, 2011 – $11.8 billion) and $7.3 billion of deposits (January 31, 2012 - $9.2 billion, October 31, 2011 – $10.4 billion).
(3)	Derivative exposures are measured at fair value.
(4)	Based on our interpretation of gross funded exposures as reported by certain U.S. banks, which excludes undrawn commitments, potential future credit exposure amount and collateral.
(5)	Excludes $0.4 billion (January 31, 2012 – $0.6 billion, October 31, 2011 – $1.5 billion) of exposures to supra-national agencies.

As noted above, our gross credit risk exposure is calculated based on the definitions provided under the Basel II framework whereby risk exposure is calculated before taking into account any collateral and inclusive of an estimate of potential future changes to that credit exposure. On that basis, our total European exposure as at April 30, 2012 was $139 billion. Our gross drawn exposure to Europe was $35 billion, after taking into account collateral held against repo-style transactions of $72 billion, undrawn commitments for loans and letters of credit of $18 billion and potential future credit exposure to OTC derivatives of $14 billion. Our net exposure to Europe was $39 billion, after taking into account $7 billion of collateral (primarily cash) we hold against OTC derivatives and the addition of trading securities of $12 billion held in our trading book. Our net exposure to Europe also reflects only $0.6 billion of mitigation through credit default swaps, which are largely used to hedge single name exposure and market risk. This net exposure also includes our proportionate share of RBC Dexia IS exposures.

Royal Bank of Canada        Second Quarter 2012        25

Net European exposure (1)

	As at
	April 30 2012					January 31 2012	October 31 2011
(C$ millions)	Loans outstanding	Securities (2)	Repo-style transactions	Over-the- counter derivatives (3)	Total	Total	Total
U.K.	$5,749	$5,970	$1,506	$968	$14,193	$15,148	$15,339
Germany	126	5,035	–	488	5,649	6,434	6,918
France	452	3,225	123	223	4,023	4,383	4,189
Total U.K., Germany, France	$6,327	$14,230	$1,629	$1,679	$23,865	$25,965	$26,446
Greece	$–	$13	$–	$–	$13	$14	$13
Ireland	176	95	12	66	349	354	456
Italy	10	76	–	25	111	176	241
Portugal	–	–	–	1	1	13	28
Spain	475	203	–	14	692	688	701
Total Peripheral	$661	$387	$12	$106	$1,166	$1,245	$1,439
Luxembourg	170	3,325	–	57	3,552	1,956	2,086
Netherlands	40	2,599	5	364	3,008	3,804	3,789
Norway	246	1,066	–	6	1,318	1,262	921
Sweden	–	1,802	65	46	1,913	2,346	2,260
Switzerland	470	1,820	37	31	2,358	2,531	2,787
Other	1,019	944	–	330	2,293	2,046	3,525
Total Other Europe	$1,945	$11,556	$107	$834	$14,442	$13,945	$15,368
Total exposure to Europe (4), (5)	$8,933	$26,173	$1,748	$2,619	$39,473	$41,155	$43,253

(1)	All numbers presented reflect our proportionate share of RBC Dexia IS exposures.
(2)	Securities include $7.4 billion of AFS securities (January 31, 2012 – $9.0 billion, October 31, 2011 – $9.5 billion), $11.5 billion of trading securities (January 31, 2012 – $9.1 billion, October 31, 2011 – $11.8 billion) and $7.3 billion of deposits (January 31, 2012 – $9.2 billion, October 31, 2011 – $10.4 billion).
(3)	Derivative exposure is measured at fair value.
(4)	Excludes $0.4 billion (January 31, 2012 – $0.6 billion, October 31, 2011 – $1.5 billion) of exposures to supra-national agencies.
(5)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.

Q2 2012 vs. Q1 2012

Total net credit risk exposure decreased $2 billion or 4% from the prior quarter, primarily reflecting a decrease in OTC derivatives and securities partially offset by increases in outstanding loans and repo-style transactions.

With respect to country exposure, our net exposure to larger European countries including the U.K., Germany and France, represented 60% of our net European exposure and was primarily related to our Capital Markets and Wealth Management businesses, particularly fixed income, treasury services, derivatives, and corporate and individual lending. These are client-driven businesses where we transact with a range of European financial institutions, corporations and individuals. In addition, we engage in primary dealer activities in a number of jurisdictions, including the U.K., Germany and France, where we participate in auctions of government debt and act as a market maker and provide liquidity to clients. Our exposure to European banks is generally short-term in nature and may be additionally supported by collateral agreements.

Our net exposure to Greece, Ireland, Italy, Portugal and Spain remained minimal with total outstanding exposure of $1 billion as at April 30, 2012, which was down $79 million compared to the prior quarter. This exposure was predominantly investment grade with limited direct sovereign exposure.

Our largest net exposure to other European countries primarily included Luxembourg, the Netherlands, Switzerland, Sweden and Norway, with no other country representing greater than 3% of total net European exposure.

Loans outstanding of $9 billion were largely to investment grade entities including large multinationals with the majority of these corporate loans in the U.K. Our European corporate loan book is run on a global basis and the underwriting standards for this loan book reflect the same conservative approach to the use of our balance sheet as we have applied in both Canada and the U.S. The portfolio quality of this loan book remains sound with a provision of $11 million this quarter entirely related to one account in the transportation sector in the U.K. The PCL on impaired loans as a percentage of average net loans and acceptances ratio and GIL ratio of this loan book were 0.51% and 0.86%, respectively.

Securities consisted of AFS securities of $7 billion largely reflecting our holdings of Organization of Economic Co-operation and Development (OECD) securities for regulatory requirements and liquidity management and our trading securities related to both client market making activities and our funding and liquidity management needs. Deposits primarily included deposits with central banks or financial institutions and also included deposits related to our Wealth Management business in the Channel Islands. All of our trading securities are marked to market on a daily basis.

Repo-style transactions of $2 billion were primarily collateralized funding transactions which facilitate client activities. We manage our exposure by actively managing the collateral at the client level, which includes daily monitoring of the fair value of the collateral received and, as necessary, requesting additional collateral to ensure such transactions remain adequately collateralized. The degree of collateralization is determined by the underlying collateral, which is dominated by cash and government securities. In addition, we actively monitor the collateral for excess concentrations and change the collateral we hold as required.

As a market-maker we also provide clients over-the-counter derivatives products, such as interest rate, foreign exchange and other derivative products, in order to provide liquidity and to facilitate the transfer and hedging of risk. In this capacity, we typically act as principal and are consequently required to commit capital to provide execution. To manage counterparty credit risk, we use collateral and master netting agreements, which provide us with the right to a single net settlement of all financial obligations in the event of default. Our counterparties on these transactions included well-rated financial institutions, with the vast majority domiciled

26        Royal Bank of Canada        Second Quarter 2012

in the U.K., Germany and France. Over 90% of the collateral for these transactions was in the form of cash. Our net mark to market exposure to Europe was $3 billion, primarily made up of exposure to the U.K., Germany and France, where we conduct business with highly rated banks, sovereigns and large corporations.

Net European exposure by client type

	As at
	April 30 2012												January 31 2012	October 31 2011
(C$ millions)	U.K.	Germany	France	Total U.K., Germany, France	Greece	Ireland	Italy	Portugal	Spain	Total Peripheral	Other Europe	Total Europe	Total Europe	Total Europe
Financials	$7,999	$4,184	$2,511	$14,694	$–	$94	$63	$1	$166	$324	$9,608	$24,626	$25,768	$27,256
Sovereign	920	1,107	951	2,978	–	96	27	–	41	164	2,928	6,070	5,962	7,150
Corporate	5,274	358	561	6,193	13	159	21	–	485	678	1,906	8,777	9,425	8,847
Total (1)	$14,193	$5,649	$4,023	$23,865	$13	$349	$111	$1	$692	$1,166	$14,442	$39,473	$41,155	$43,253

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.

Q2 2012 vs. Q1 2012

Our net exposure to Financials decreased $1.1 billion with decreases largely in the U.K., France, Spain and Other Europe; partially offset by an increase in Germany. Our net exposure to Corporate decreased $0.6 billion, largely reflecting lower exposure to Other Europe. Our net exposure to Sovereign remained relatively stable as decreases in Germany and the U.K. were largely offset by increases in Other Europe.

Credit quality performance

Provision for (recovery of) credit losses

	For the three-months ended			For the six-months ended
(C$ millions)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Canadian Banking	$271	$243	$260	$514	$532
International Banking	47	8	15	55	29
Capital Markets	31	17	(3)	48	(28)
Corporate Support and Other (1)	(1)	(1)	1	(2)	4
Canada (2)
Residential mortgages	$6	$11	$5	$17	$17
Personal	106	107	97	213	205
Credit cards	104	104	118	208	233
Small business	15	8	12	23	21
Retail	231	230	232	461	476
Wholesale	37	10	26	47	51
PCL on impaired loans	268	240	258	508	527
United States (2)
Retail	1	–	–	1	–
Wholesale	21	(2)	–	19	(21)
PCL on impaired loans	22	(2)	–	20	(21)
Other International (2)
Retail	17	6	7	23	18
Wholesale	41	24	8	65	11
PCL on impaired loans	58	30	15	88	29
Total PCL on impaired loans	348	268	273	616	535
PCL on loans not yet identified as impaired	–	(1)	–	(1)	2
Total PCL	$348	$267	$273	$615	$537
Individually assessed	75	20	11	95	(5)
Collectively assessed	273	247	262	520	542
Total PCL	$348	$267	$273	$615	$537

(1)	PCL in Corporate Support primarily is comprised of PCL from continuing operations for loans not yet identified as impaired and PCL in Wealth Management. For further information, refer to the How we measure and report our business segments section of our 2011 Annual Report.
(2)	Geographic information is based on residence of borrower.

Q2 2012 vs. Q2 2011

Total PCL of $348 million, increased $75 million or 27% from a year ago.

PCL in Canadian Banking increased $11 million or 4%, mainly due to higher PCL in our business lending portfolio largely reflecting provisions on a couple of accounts, partially offset by lower write-offs in our credit card portfolio driven by fewer bankruptcies.

PCL in International Banking increased $32 million, largely reflecting higher provisions in our Caribbean wholesale portfolio mainly related to a couple of accounts and increased PCL in our Caribbean retail portfolios.

Royal Bank of Canada        Second Quarter 2012        27

PCL in Capital Markets of $31 million compared to a recovery of $3 million last year mainly comprised a few accounts largely in the industrial products sector and transportation & environment sector.

Q2 2012 vs. Q1 2012

Total PCL increased $81 million or 30% from last quarter.

PCL in Canadian Banking increased $28 million or 12%, mainly due to higher PCL in our business lending portfolio reflecting higher provisions on a couple of accounts, partially offset by lower provisions in our residential mortgage portfolio.

PCL in International Banking increased $39 million, largely reflecting increased provisions in our Caribbean wholesale portfolio mainly related to a couple of accounts and higher PCL in our Caribbean retail portfolios.

PCL in Capital Markets increased $14 million, mainly reflecting provisions on a few accounts as noted above compared to a loss on a single account last quarter.

Q2 2012 vs. Q2 2011 (Six-months ended)

Total PCL of $615 million, increased $78 million or 15% from last year.

PCL in Canadian Banking decreased $18 million or 3%, mainly due to lower write-offs in our credit card portfolio reflecting fewer bankruptcies.

PCL in International Banking increased $26 million, largely reflecting increased provisions in our Caribbean wholesale portfolio due to a couple of accounts.

PCL in Capital Markets of $48 million compared to a recovery of $28 million last year due to provisions on a few accounts in the current year as noted above, compared to recoveries in the prior year.

Gross impaired loans (GIL)

	As at
(C$ millions)	April 30 2012	January 31 2012	April 30 2011 (1)
Canadian Banking	$1,283	$1,294	$1,388
International Banking	761	800	2,067
Capital Markets	316	227	194
Corporate Support and Other	3	2	10
Total GIL	$2,363	$2,323	$3,659

Canada
Retail	$785	$828	$835
Wholesale	579	483	611
United States
Retail	8	6	205
Wholesale	128	106	1,331
Other International
Retail	253	263	250
Wholesale	610	637	427
Total GIL	$2,363	$2,323	$3,659

(1)	The classification of our U.S. regional retail banking operations as discontinued operations was reflected beginning in the quarter ending July 31, 2011.

Q2 2012 vs. Q2 2011

Total gross impaired loans (GIL) decreased $1,296 million or 35% from a year ago.

GIL in Canadian Banking decreased $105 million or 8%, mainly due to lower impaired loans in our business lending portfolio and residential mortgage portfolio.

GIL in International Banking decreased $1,306 million or 63%, mainly as a result of lower GIL due to the sale of our U.S. regional retail banking operations which closed on March 2, 2012.

GIL in Capital Markets increased $122 million or 63%, primarily due to higher impaired loans in the transportation & environment and technology & media sectors.

Q2 2012 vs. Q1 2012

Total GIL increased $40 million as compared to the prior quarter.

GIL in Canadian Banking decreased $11 million or 1%, mainly due to lower impaired loans in our residential mortgage portfolio partially offset by higher impaired loans in our business lending portfolio.

GIL in International Banking decreased $39 million or 5%, largely due to lower impaired loans in our Caribbean wholesale and Caribbean retail portfolio.

GIL in Capital Markets increased $89 million or 39%, largely due to higher impaired loans in the technology & media and industrial products sectors.

28        Royal Bank of Canada        Second Quarter 2012

Allowance for credit losses (ACL)

	As at
(C$ millions)	April 30 2012	January 31 2012	April 30 2011 (1)
Allowance for impaired loans
Canada	$330	$325	$358
United States	39	21	220
Other International	290	259	205
Total allowance for impaired loans	659	605	783
Allowance for impaired loans
Retail	241	241	271
Wholesale	418	364	512
Total allowance for impaired loans	659	605	783
Allowance for loans not yet identified as impaired	1,451	1,451	1,978
Total ACL	$2,110	$2,056	$2,761
Individually assessed	313	253	298
Collectively assessed	1,797	1,803	2,463
Total ACL	$2,110	$2,056	$2,761

(1)	The classification of our U.S. regional retail banking operations as discontinued operations was reflected beginning in the quarter ending July 31, 2011.

Q2 2012 vs. Q2 2011

Total allowance for credit losses (ACL) decreased $651 million or 24%, from a year ago due to a $124 million decrease in the allowance for impaired loans and a $527 million decrease in the allowance for loans not yet identified as impaired. The decrease mainly reflects lower ACL due to the sale of our U.S. regional retail banking operations which closed on March 2, 2012.

Q2 2012 vs. Q1 2012

Total ACL increased slightly from the prior quarter mainly related to a few accounts in Capital Markets reflecting the same factors as previously discussed in the PCL section.

Market risk

Market Risk VaR (Management)

The following table shows VaR and stressed VaR for all of our trading positions, including those under the standardized approach for capital as prescribed by OSFI. Products subject to the standardized approach for regulatory capital that are captured under Management VaR include agency and non-agency mortgage-backed securities, bank-owned life insurance (BOLI), certain commodity positions and certain structured equity and interest rate derivatives. VaR for these positions, and the diversification effects with the rest of the portfolio, can be subject to additional limitations and may not be calculated using the same techniques applied to positions under the internal models-based approach for regulatory capital purposes. Management VaR, therefore, includes all of our trading activities, regardless of capital treatment. It is being disclosed to ensure alignment between external disclosure and internal management measures that incorporate all trading activities.

Stressed VaR is calculated using the same methodology as the regular trading VaR except that the historical data used in the stressed VaR calculation is taken from a one-year observation period of significant market volatility. Currently we use a historical window from September 2008 to August 2009, reflecting the volatility of the financial crisis. Regular trading VaR is based on the most recent two-year observation period. For further details related to our approach to the management of trading market risk, refer to pages 49-51 of our 2011 Annual Report.

The table also shows the diversification effect, which is calculated as the difference between the VaR and the sum of the separate risk factor VaR values.

VaR for credit valuation adjustments and for products that are not considered part of the trading book are not captured under the Management VaR.

	April 30, 2012				January 31, 2012		April 30, 2011
	As at Apr. 30	For the three-months ended			As at Jan. 31	For the three-months ended	As at Apr. 30	For the three-months ended
(C$ millions)		Average	High	Low		Average		Average
Equity	$12	$10	$14	$7	$9	$10	$11	$11
Foreign exchange	3	3	5	1	3	4	2	2
Commodities	2	2	4	1	4	3	3	4
Interest rate	33	36	45	30	34	34	45	47
Credit specific	8	8	9	7	8	9	21	21
Diversification	(22)	(22)	(33)	(13)	(21)	(20)	(28)	(30)
VaR	$36	$37	$48	$33	$37	$40	$54	$55
Stressed VaR	$60	$58	$65	$48	$55	$64	n.a.	n.a.

Royal Bank of Canada        Second Quarter 2012        29

	April 30, 2012				April 30, 2011
	As at Apr. 30	For the six-months ended			As at Apr. 30	For the six-months ended
(C$ millions)		Average	High	Low		Average
Equity	$12	$10	$21	$5	$11	$11
Foreign exchange	3	4	6	1	2	2
Commodities	2	3	4	1	3	4
Interest rate	33	35	45	30	45	50
Credit specific	8	8	10	7	21	21
Diversification	(22)	(21)	(33)	(13)	(28)	(31)
VaR	$36	$39	$48	$33	$54	$57
Stressed VaR	$60	$61	$77	$48	n.a.	n.a.

Management VaR

Q2 2012 vs. Q2 2011

Average Management VaR decreased primarily due to the ongoing risk reduction activities which began last year. The reduction in risk has been focused on credit trading portfolios, with several Capital Markets businesses reducing their trading positions while shifting into less risky fixed income securities. The decrease in average VaR was also driven by the decrease in credit specific risk, largely as a result of a methodology change related to Basel 2.5 implemented in the first quarter of 2012. The methodology change captures idiosyncratic credit spread volatility on bonds and CDS. Prior to this change, credit specific risk measured migration and default risk, which is now captured through the incremental risk charge (IRC) as discussed in the Incremental risk charge section below.

Q2 2012 vs. Q1 2012

Average Management VaR and Stressed VaR decreased, largely driven by our ongoing risk reduction activities as noted above.

Q2 2012 vs. Q2 2011 (Six-months ended)

Average Management VaR decreased by $18 million compared to the prior year, primarily driven by our ongoing risk reduction activities and methodology changes for credit specific VaR as noted above.

Trading revenue and VaR (1), (C$ millions)

(1)	Trading revenue on a teb excluding revenue related to consolidated VIEs.

During the quarter, there were four days with net trading loss, with no loss exceeding VaR. Market conditions in both fixed income and equity markets were favourable throughout most of the quarter though weakening towards the end of the quarter due to renewed economic concerns in Europe. The largest loss occurred on April 30, 2012, totaling $6 million. This was mainly driven by tightening of our credit spread, interest rate movements and month end valuation adjustments.

Internal models-based approach

The following table shows VaR and stressed VaR for trading activities under the internal models-based approach, for which we have been granted approval by OSFI. Regulatory capital for market risk is allocated based on VaR and stressed VaR only for those trading positions that have approval to use the internal models based approach.

VaR for credit valuation adjustments and for products that are not considered part of the trading book are not captured under the internal models-based approach.

30        Royal Bank of Canada        Second Quarter 2012

Internal models-based approach

	April 30, 2012				January 31, 2012		April 30, 2011
	As at Apr. 30	For the three-months ended			As at Jan. 31	For the three-months ended	As at Apr. 30	For the three-months ended
(C$ millions)		Average	High	Low		Average		Average
Equity	$13	$8	$15	$4	$4	$6	$24	$21
Foreign exchange	3	3	5	1	3	4	2	2
Commodities	2	2	2	–	2	2	3	3
Interest rate	17	17	23	14	18	20	25	27
Credit specific	8	8	9	7	8	9	22	22
Diversification	(25)	(20)	(28)	(14)	(15)	(20)	(31)	(38)
VaR	$18	$18	$21	$15	$20	$21	$45	$37
Stressed VaR	$32	$33	$36	$30	$32	$38	n.a.	n.a.

.	April 30, 2012				April 30, 2011
	As at Apr. 30	For the six- months ended			As at Apr. 30	For the six-months ended
(C$ millions)		Average	High	Low		Average
Equity	$13	$7	$15	$4	$24	$19
Foreign exchange	3	4	6	1	2	2
Commodities	2	2	3	–	3	2
Interest rate	17	19	24	14	25	30
Credit specific	8	8	10	7	22	21
Diversification	(25)	(21)	(28)	(14)	(31)	(36)
VaR	$18	$19	$26	$15	$45	$38
Stressed VaR	$32	$36	$45	$30	n.a.	n.a.

Q2 2012 vs. Q2 2011

As with Management VaR, average VaR under the internal models-based approach decreased, mainly due to our ongoing risk reduction activities which began last year. The decrease was also driven by the decrease in credit specific risk, largely as a result of methodology changes for credit specific VaR as noted above.

Q2 2012 vs. Q1 2012

Average VaR and Stressed VaR under the internal models-based approach decreased, primarily driven by our ongoing risk reduction activities. Average equity VaR increased due to the increased activities of certain equity trading strategies.

Q2 2012 vs. Q2 2011 (Six-months ended)

Average VaR of $19 million was down $19 million from a year ago. This was driven by our ongoing risk reduction activities and methodology changes for credit specific VaR as noted above.

Incremental risk charge

Effective in the first quarter of 2012, as part of the revisions to the Basel framework, we implemented a market risk capital requirement based on the IRC. The IRC is a supplemental market risk capital charge that is intended to capture the credit rating migration and default risk of the held for trading positions. We calculate the IRC for all cash and credit derivative positions that attract models-based regulatory capital including sovereign issuers. The implementation of the IRC increased risk weighted assets and reduced capital ratios compared to the prior year. For further details, refer to the Capital management section.

Market risk measures – Non-trading banking activities

The following table provides the potential before-tax impact of an immediate and sustained 100 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management actions. During the second quarter of 2012, our interest rate risk exposure was well within our target level.

	April 30 2012						January 31 2011		April 30 2011
	Economic value of equity risk			Net interest income risk (2)			Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk (2)
	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total
(C$ millions)
Before-tax impact of:
100bp increase in rates	$(459)	$(4)	$(463)	$331	$9	$340	$(383)	$331	$(290)	$204
100bp decrease in rates	374	–	$374	(211)	(1)	$(212)	351	(173)	211	(203)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

Royal Bank of Canada        Second Quarter 2012        31

Liquidity and funding management

There have been no material changes to our liquidity and funding management framework from that described in our 2011 Annual Report. We continue to monitor and, as appropriate, modify our risk practices to align with local regulatory developments and to position ourselves for the prospective Basel III regulatory liquidity standards planned for implementation between 2015 and 2018.

Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year, have increased by 15% from prior quarter, mainly due to the impact of our adoption of IFRS which resulted in securitized assets and associated liabilities that were previously off-balance sheet being recorded on balance sheet. As a result, core deposits as a percentage of total deposits increased to 65%, up from 62% last quarter. Excluding the impact of IFRS, the percentage of core deposits to total deposits was unchanged.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. A lowering of our credit ratings may have potentially adverse consequences for our funding capacity or access to the capital markets, may affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts. However, we estimate, based on periodic reviews of rating triggers embedded in our existing businesses and of our funding capacity sensitivity, that a minor downgrade would not significantly influence our liability composition, funding access, collateral usage and associated costs.

On February 15, 2012 our long-term ratings were placed under review for possible downgrade by Moody’s, along with 16 other financial institutions. Moody’s also reaffirmed our short-term ratings. During its review Moody’s will focus on gaining a better understanding of our capital markets business, our growth plans for the business and the impact of increased regulatory requirements. On April 13, 2012, Moody’s announced a delay to their timetable for concluding their review, which is now expected by the end of June 2012. Otherwise, our ratings and outlooks remain unchanged from December 1, 2011.

The following table presents our major credit ratings and outlooks as at May 23, 2012:

As at May 23, 2012 (1)
	Short-term debt	Senior long- term debt	Outlook
Moody’s	P-1	Aa1	under review
Standard & Poor’s	A-1+	AA-	stable
Fitch Ratings	F1+	AA	stable
Dominion Bond Rating Services	R-1(high)	AA	stable
(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The following table provides a summary of our future contractual funding commitments.

	April 30 2012					January 31 2012	April 30 2011
(C$ millions) (1), (2)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$20,268	$16,836	$20,314	$6,284	$63,702	$65,281	$59,419
Secured long-term funding	5,115	16,164	11,175	5,861	38,315	36,075	36,131
Covered bonds	2,615	3,082	–	3,279	8,976	9,011	8,894
Subordinated debentures	–	200	–	7,143	7,343	8,441	8,389
	$ 27,998	$36,282	$31,489	$22,567	$118,336	$118,808	$112,833

(1)	Comparative amounts have been revised from those previously reported.
(2)	Obligations under leases are only disclosed on an annual basis.

32        Royal Bank of Canada        Second Quarter 2012

Capital management

The following provides a discussion on our regulatory capital, risk-weighted assets (RWA) and capital ratios on a consolidated basis.

Regulatory capital, risk-weighted assets (RWA) and capital ratios

	IFRS	Canadian GAAP
	As at
(C$ millions, except percentage and multiple amounts)	April 30 2012	January 31 2012	April 30 2011
Capital
Tier 1 capital	$35,151	$34,727	$34,551
Total capital	40,599	41,462	39,824
Risk-weighted assets
Credit risk	$197,075	$211,604	$188,683
Market risk	28,960	33,549	24,382
Operational risk	39,699	40,355	40,170
Transitional adjustment prescribed by OSFI (1)	1,404	–	–
Total risk-weighted assets	$267,138	$285,508	$253,235
Capital ratios and multiples
Tier 1 capital ratio	13.2%	12.2%	13.6%
Total capital ratio	15.2%	14.5%	15.7%
Assets-to-capital multiple (2)	16.8X	16.6X	16.3X
Gross-adjusted assets ($ billions) (2)	714.6	717.5	673.4
Tier 1 common ratio (3)	10.4%	9.6%	10.3%

(1)	Transitional adjustment as prescribed by OSFI Capital Adequacy Requirements guidance Section 1.7.
(2)	As part of the IFRS transition, for the Assets-to-capital multiple (ACM ) calculation, Gross-adjusted assets (GAA) excludes mortgages securitized through the CMHC program up to and including March 31, 2010 as approved by OSFI.
(3)	Tier 1 common ratio does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2011 Annual Report.

Our capital position remained strong during the quarter with capital ratios well above OSFI regulatory targets.

Changes in regulatory capital

Commencing the first quarter of fiscal 2012, OSFI implemented changes to the market risk framework as outlined in the Basel Committee on Banking Supervision (BCBS), “Revisions to the Basel II market risk framework (July 2009)”. OSFI also implemented capital requirements for securitization transactions as outlined in the BCBS “Enhancements to the Basel II framework (July 2009)”. These regulatory capital changes, commonly referred to as Basel 2.5, contributed to higher RWA and lower capital ratios in this quarter as compared to the corresponding period in the prior fiscal year.

Also effective the first quarter of fiscal 2012 was the application of the Basel II 50% Tier 1 and 50% Tier 2 capital deduction for investments in insurance entities that have been held since prior to January 1, 2007. As a Basel II transition measure, OSFI delayed the implementation of this rule change until fiscal 2012 and prior to this change had allowed banks to deduct investments in insurance from Tier 2 capital only.

Q2 2012 vs. Q2 2011

As at April 30, 2012, our Tier 1 capital ratio was 13.2% and our Total capital ratio was 15.2%.

Our Tier 1 capital ratio was down 40 bps from last year largely due to higher RWA, partially offset by an increase in Tier 1 capital.

RWA increased by $13.9 billion largely due to growth in wholesale and retail exposures, the impact of Basel 2.5 implementation and changes in credit risk parameters effective the first quarter of 2012, partially offset by the sale of our U.S. regional retail banking operations.

Tier 1 capital was up $600 million largely due to internal capital generation, partially offset by a higher Tier 1 deduction for investments in insurance entities, the phase-in of the transition impact of IFRS and the redemption of innovative Tier 1 capital instruments in 2011.

Total capital ratio was down 50 bps mainly due to factors noted above with the exception of the change in the regulatory treatment for investments in insurance entities which did not impact Total capital, as well as the redemption of $1 billion of innovative Tier 2 capital instruments (Trust Subordinated Notes Series A) in the first quarter of 2012.

As at April 30, 2012, our Assets-to-capital multiple was 16.8 times compared to 16.3 times a year ago largely due to higher GAA from business growth, partially offset by the sale of our U.S. regional retail banking operations and an increase in Total capital.

Q2 2012 vs. Q1 2012

Our Tier 1 capital ratio was up 100 bps from last quarter due to a decrease in RWA and higher Tier 1 capital.

RWA decreased $18.4 billion largely due to the sale of our U.S. regional retail banking operations and a reduction in Market risk due to a decrease in trading positions, partially offset by growth in wholesale exposures.

Tier 1 capital was up $424 million largely due to internal capital generation, partially offset by the phase-in of the transition impact of IFRS.

Our Total capital ratio was up 70 bps from last quarter largely due to the factors noted above, partially offset by the redemption of $1 billion of innovative Tier 2 capital instruments (Trust Subordinated Notes Series A).

Our Assets-to-capital multiple was 16.8 times compared to 16.6 times last quarter largely due to the redemption of innovative Tier 2 capital instruments and the phase-in of the transition impact of IFRS which decreased Total capital, partially offset by a reduction in GAA largely due to the sale of our U.S. regional retail banking operations.

Royal Bank of Canada        Second Quarter 2012        33

Selected capital management activity

	For the three-months ended April 30, 2012		For the six-months ended April 30, 2012
(C$ millions, except number of shares)	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Tier 1
Common shares issued
Dividend reinvestment plan (DRIP) (1)	1,153	$62	2,482	$121
Stock options exercised (2)	832	31	1,984	75
Tier 2
Redemption of April 30, 2017 Trust Subordinated Notes—Series A (3)		1,000		1,000

(1)	Our DRIP was funded through treasury shares for the six-months ended April 30, 2012.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustments to stock options.
(3)	For further details, refer to Note 14 to our unaudited Interim Condensed Consolidated Financial Statements.

Selected share data (1)

	As at April 30, 2012
(C$ millions, except number of shares)	Number of shares (000s)	Amount
Common shares outstanding	1,442,843	$14,206
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300
Non-cumulative Series AA	12,000	300
Non-cumulative Series AB	12,000	300
Non-cumulative Series AC	8,000	200
Non-cumulative Series AD	10,000	250
Non-cumulative Series AE	10,000	250
Non-cumulative Series AF	8,000	200
Non-cumulative Series AG	10,000	250
Non-cumulative Series AH	8,500	213
Non-cumulative Series AJ (3)	16,000	400
Non-cumulative Series AL (3)	12,000	300
Non-cumulative Series AN (3)	9,000	225
Non-cumulative Series AP (3)	11,000	275
Non-cumulative Series AR (3)	14,000	350
Non-cumulative Series AT (3)	11,000	275
Non-cumulative Series AV (3)	16,000	400
Non-cumulative Series AX (3)	13,000	325
Treasury shares – preferred	(31)	(1)
Treasury shares – common	(382)	(21)
Stock options
Outstanding	13,531
Exercisable	7,734
Dividends
Common		822
Preferred		65

(1)	For further details about our capital management activity, refer to Note 14 to our unaudited Interim Condensed Consolidated Financial Statements.
(2)	Effective February 24, 2010 we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.

As at May 18, 2012, the number of outstanding common shares and stock options was 1,442,880,009 and 13,471,499, respectively. As at May 18, 2012, the number of Treasury shares – preferred and Treasury shares – common was 19,345 and 60,805, respectively.

Attributed capital

	For the three-months ended
(C$ millions)	April 30 2012	January 31 2012	April 30 2011
Credit risk	$9,000	$8,750	$7,500
Market risk (trading and non-trading)	3,900	3,850	3,150
Operational risk	3,750	3,650	3,400
Business and fixed asset risk	2,750	2,600	2,400
Insurance risk	450	450	400
Goodwill and intangibles	9,700	9,700	9,550
Regulatory capital allocation	4,050	4,950	1,400
Attributed capital	$33,600	$33,950	$27,800
Under attribution of capital	2,400	400	550
Average common equity from discontinued operations	400	1,250	3,500
Average common equity	$36,400	$35,600	$31,850

34        Royal Bank of Canada        Second Quarter 2012

Effective the first quarter of 2012, we prospectively revised our capital allocation methodology to further align our allocation processes with evolving increased regulatory capital requirements. For further details, refer to the How we measure and report our business segments section.

The following provides a discussion of our attributed capital from continuing operations.

Q2 2012 vs. Q2 2011

Attributed capital increased $5.8 billion, largely due to a higher allocation of capital to align with regulatory capital requirements, higher Credit risk as a result of business growth, higher Trading market risk due to changes in the market risk framework, and higher Operational and Business risk due to revenue growth.

Q2 2012 vs. Q1 2012

Attributed capital decreased $350 million mainly due to lower regulatory capital allocation resulting from a lower average capital requirement in fixed income and currencies, partially offset by an increase in Operational and Business Risk largely due to an increase in revenue and Credit Risk as a result of business growth.

Additional financial information

Exposures to selected financial instruments

Net exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages

	As at April 30, 2012
(C$ millions)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities before hedging	$292	$257	$16	$565
Fair value of securities net of hedging by rating
AAA	$1	$9	$–
AA	53	16	–
A	25	16	–
BBB	8	1	–
Below BBB-	205	215	16
Total	$292	$257	$16	$565
Fair value of securities net of hedging by vintage
2003 (or before)	$3	$3	$–
2004	33	23	–
2005	97	121	16
2006	66	42	–
2007 and greater	93	68	–
Total	$292	$257	$16	$565
Amortized cost of subprime/Alt-A mortgages (whole loans)	$8	$33	$–	$41
Total subprime and Alt-A exposures, net of hedging	$300	$290	$16	$606

Sensitivities of fair value of securities, net of hedging, to changes in assumptions:
100bp increase in credit spread			$(4)	$(6)
100bp increase in interest rates			(4)	(4)
20% increase in default rates			(3)	(4)
25% decrease in pre-payment rates			(4)	(2)

Exposure to U.S. subprime and Alt-A Residential Mortgage-backed securities (RMBS), and Collateralized Debt Obligations (CDOs) and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our net exposures to U.S. subprime and Alt-A residential mortgages represent .1% of our total assets as at April 30, 2012, relatively unchanged from the prior year.

Q2 2012 vs. Q2 2011

Of our total holdings of RMBS, holdings with a fair value of $292 million compared to $469 million in the prior year, may be exposed to U.S. subprime risk. U.S. subprime RMBS exposures were previously hedged with credit default swaps insured by MBIA. The decrease in our U.S. subprime RMBS exposure of $177 million compared to last year was primarily due to the sale of some of our holdings during 2011. Of this potential exposure, over 27% of our related holdings are rated A and above, relatively flat compared to over 24% in the prior year. As at April 30, 2012, we held a nominal amount of U.S. subprime RMBS holdings rated AAA. Exposure to U.S. subprime loans of $8 million as at April 30, 2012 compared to $163 million in the prior year, represented less than .01% of total assets. The decrease of $155 million compared to last year was primarily due to closing the sale of our U.S. regional retail banking operations on March 2, 2012.

Royal Bank of Canada        Second Quarter 2012        35

Of our total holdings of RMBS, holdings with a fair value of $257 million may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures decreased $239 million from the prior year, mainly due to the sale of some of our holdings during 2011. Less than 43% of these RMBS were issued during 2006 and onwards. Our exposure to U.S. Alt-A loans was $33 million as at April 30, 2012, compared to $650 million in the prior year, representing less than .01% of total assets. The decrease of $617 million compared to last year was primarily due to closing the sale of our U.S. regional retail banking operations.

Of our total holdings of CDOs, holdings of $16 million may be exposed to U.S. subprime or Alt-A risk. Our exposure reflects a decrease of $3 million from the prior year, with a fair value net of hedging. The fair value of our Corporate CDOs, net of hedging as at April 30, 2012 of $2.2 billion was unchanged.

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at April 30, 2012, refer to the Off-balance sheet arrangements section.

Leveraged finance

Leveraged finance comprises infrastructure finance, essential services and other types of finance. It excludes investment grade financing and non-investment grade financing where there is no private equity sponsor involvement. Our total commitments, combined funded and unfunded, as at April 30, 2012 were $8,181 million which was 1% of our total assets.

Commercial mortgage-backed securities disclosure

The fair value of our total direct holdings of commercial mortgage-backed securities was $164 million as at April 30, 2012.

Assets and liabilities measured at fair value

There were significant transfers in or out of levels 1, 2 or 3 in the current quarter, as classified by the fair value hierarchy set out in IFRS 7, Financial Instruments – Disclosures. For further details, refer to Note 4 to our unaudited Interim Condensed Consolidated Financial Statements.

	As at April 30, 2012
(C$ millions, except percentage amounts)	Fair value (1)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
Financial assets
Securities at FVTPL	$125,046	49%	50%	1%	100%
Available-for-sale	38,858	16%	63%	21%	100%
Loans – Wholesale	1,305	0%	68%	32%	100%
Derivatives	111,078	1%	98%	1%	100%
Other assets	568	70%	30%	0%	100%
Financial liabilities
Deposits	$58,499	0%	87%	13%	100%
Derivatives	115,284	1%	97%	2%	100%

(1)	Fair value of assets and liabilities as a percentage of total assets and liabilities measured at fair value on a recurring basis for categories presented in the table above and does not reflect the impact of netting.

Accounting and control matters

Critical accounting policies and estimates

Our unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB and are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The accompanying Consolidated Financial Statements are stated in Canadian dollars and have been prepared in accordance with all IFRS issued and outstanding as at April 30, 2012. We have adopted IFRS effective November 1, 2011 and the date of our transition is November 1, 2010. Previously, our Consolidated Financial Statements were prepared under Canadian GAAP.

The significant accounting policies are described in Note 2 to our unaudited Interim Condensed Consolidated Financial Statements. The following summarizes our critical accounting policies and estimates.

Fair value of financial instruments

Financial instruments classified or designated as at FVTPL and AFS are measured at fair value, defined as the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The best evidence of fair value of a financial instrument is quoted prices in the most advantageous active market for that instrument, or in the absence of an active market, based on quoted prices for instruments with similar characteristics and risk profiles.

The determination of fair value for actively traded financial instruments, including derivative instruments, that have quoted market prices or readily observable model input parameters requires minimal subjectivity. Management’s judgment is required when the observable market prices do not exist, and in determining the value of over-the-counter derivatives using either industry standard or internally developed valuation models. Management is also responsible for establishing our valuation methodologies and policies which address the use and calculation of valuation adjustments. On an ongoing basis, management reviews our valuation methodologies and the calculation of valuation adjustments, including liquidity adjustment for financial instruments with inactive markets and adjustment for the credit risk of our derivative portfolios, to ensure that they remain appropriate. Management’s oversight in the valuation process also includes ensuring all significant financial valuation models are strictly controlled and regularly recalibrated and vetted to provide an independent perspective.

36        Royal Bank of Canada        Second Quarter 2012

At each reporting date or more frequently when conditions warrant, we evaluate our AFS securities to determine whether there is any objective evidence of impairment, such as a significant or prolonged decline in the fair value of the security below its cost or when an adverse effect on future cash flows from the security can be reliably estimated. If an AFS security is impaired, the cumulative unrealized losses previously recognized in Other components of equity are recognized directly in income under Non-interest income.

For further information on the fair value and impairment assessment of our financial instruments, refer to Note 2 and Note 4 to our unaudited interim Condensed Consolidated Financial Statements.

Securitization

We periodically securitize loans or packaged mortgage-backed securities (MBS) to SPEs or trusts that issue securities to investors. We derecognized the assets when our contractual rights to the cash flows from the assets have expired, when we retain the rights to receive the cash flows but assume an obligation to pay those cash flows to a third party subject to certain pass-through requirements, or when we transfer our contractual rights to receive the cash flows and substantially all of the risks and rewards of the assets have been transferred. When we retain substantially all of the risks and rewards of the transferred assets, the securitizations are accounted for as secured financing transactions in our Consolidated Balance Sheets. When we neither retain nor transfer substantially all risks and rewards of ownership of the assets, we derecognize the assets if control over the assets is relinquished. If we retain control over the transferred assets, we continue to recognize the transferred assets to the extent of our continuing involvement. Management’s judgment is applied in determining whether we have transferred or retained substantially all risk and rewards of ownership of the transferred financial asset.

Most of our securitization activities do not qualify for derecognition; as a result, we continue to record the associated transferred assets on our Consolidated Balance Sheets and no gains or losses are recognized for these securitization activities. Otherwise, a gain or loss is recognized on securitization by comparing the carrying amount of the transferred asset with its fair value at the date of the transfer.

Allowance for credit losses

We maintain allowance for credit losses relating to on-balance sheet exposures, such as loans and acceptances, and off-balance sheet items such as letters of credit, guarantees and unfunded commitments, at levels that management considers appropriate to cover credit related losses incurred as at the balance sheet date.

Allowances are determined individually for loans that are individually significant, and collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment, using current and historical credit information in both quantitative and qualitative assessments. The process inherently requires the use of certain assumptions and judgments including: (i) assessing the impaired status and risk ratings of loans; (ii) estimating cash flows and collateral values; (iii) developing default and loss rates based on historical and industry data; (iv) adjusting loss rates and risk parameters based on the relevance of historical data given changes in credit strategies, processes and policies; (v) assessing the current credit quality of the portfolio based on credit quality trends in relation to impairments, write-offs and recoveries, portfolio characteristics and composition; and (vi) determining the current position in the economic and credit cycles. Changes in these assumptions or using other inputs can materially affect the allowance level and thereby our net income.

Additional information on our policy and approach on assessment of allowance for credit losses and write-off of loans is included in Note 2 to our unaudited Interim Condensed Consolidated Financial Statements.

Special Purpose Entities

A special purpose entity is defined as an entity created to accomplish a narrow and well-defined objective with limited decision-making powers and pre-established or limited activities. We consolidate an SPE if an assessment of the relevant factors indicates that we control the SPE including the following: (i) whether the activities of the SPE are conducted on our behalf according to our specific business needs so that we obtain benefits from the SPE’s operation; (ii) whether we have the decision-making powers to obtain a majority of the benefits; (iii) whether we will obtain the majority of the benefits of the activities of the SPE; and (iv) whether we retain the majority of the residual ownership risks related to the assets or SPEs in order to obtain the benefits from its activities. Management’s judgment is required to determine whether an SPE is required to be consolidated.

Goodwill and other intangible assets

We allocate goodwill to groups of cash-generating units (CGU). Goodwill is not amortized and is tested for impairment on an annual basis, or more frequently if there are indications that impairment may have occurred, by comparing the recoverable amount of a CGU with its carrying amount. A CGU’s recoverable amount is the higher of its fair value less costs to sell and the present value of the expected future cash flows (value in use). Management’s judgment is applied in estimating the recoverable amount of our CGU, including the determination of future cash flows and discount rate, and the terminal growth rate for the CGU. The carrying amount of a CGU comprises the carrying amount of its net assets, including goodwill. When the carrying amount of a CGU exceeds the recoverable amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro rata based on the carrying amount of each asset. Any impairment loss is recognized in income in the period it is identified. Subsequent reversals of goodwill impairment are prohibited.

Other intangibles with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years, and are assessed for indicators of impairment at each reporting period.

If there is an indication that a finite life intangible asset may be impaired, an impairment test is performed by comparing the carrying amount of the intangible asset to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the CGU to which the asset belongs. If the recoverable amount of the asset (or CGU) is less than its carrying amount, the carrying amount of the intangible asset is written down to its recoverable amount as an impairment loss.

An impairment loss recognized previously is reversed if there is a change in the estimates used to determine the recoverable amount of the asset (or CGU) since the last impairment loss recognized. If an impairment loss is subsequently reversed, the carrying

Royal Bank of Canada        Second Quarter 2012        37

amount of the asset (or CGU) is revised to the lower of its recoverable amount and the carrying amount that would have been determined (net of amortization) had there been no prior impairment. Significant judgment is required in estimating the useful lives and recoverable amounts of our intangible assets, and assessing whether certain events or circumstances constitute objective evidence of impairment. We do not have any intangibles with indefinite lives.

Employee benefits

We sponsor a number of benefit plans to eligible employees, including registered pension plans, supplemental pension plans, and health, dental, disability and life insurance plans. The pension plans provide benefits based on years of service, contributions and average earnings at retirement.

The calculation of benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on assets, healthcare cost trend rates, projected salary increases, retirement age, and mortality and termination rates. The discount rate assumption is determined using a yield curve of AA corporate debt securities. All other assumptions are determined by management and are reviewed by the actuaries. Actual experience that differs from the actuarial assumptions will affect the amounts of benefits obligations and expenses that we recognize.

Income taxes

We are subject to income tax laws in various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authority. Management’s judgment is applied in the interpretation of the relevant tax laws and in estimating of the provision for current and deferred income taxes. A deferred tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled. Where the temporary differences will not reverse in the foreseeable future, no deferred tax amount is recognized.

On a quarterly basis, we review whether it is probable that the benefits associated with our deferred tax assets will be realized, using both positive and negative evidence.

Disclosure controls and procedures

As at April 30, 2012, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as at April 30, 2012.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended April 30, 2012, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2011. For further information, refer to Note 27 to our 2011 Annual Consolidated Financial Statements.

38        Royal Bank of Canada        Second Quarter 2012

Interim Condensed Consolidated Financial Statements (unaudited)

Condensed Consolidated Balance Sheets (unaudited)

(C$ millions)	April 30 2012	January 31 2012	October 31 2011	April 30 2011	November 1 2010
Assets
Cash and due from banks	$8,828	$12,005	$12,428	$8,264	$8,536
Interest-bearing deposits with banks	11,925	5,844	6,460	8,026	7,241
Securities (Note 5)
Trading	125,046	123,565	128,128	155,141	129,839
Available-for-sale	39,396	41,621	38,894	44,102	49,244
	164,442	165,186	167,022	199,243	179,083
Assets purchased under reverse repurchase agreements and securities borrowed	108,600	96,212	84,947	79,830	72,698
Loans
Retail	291,751	287,164	284,745	277,442	271,927
Wholesale	72,987	68,739	64,752	68,731	67,597
	364,738	355,903	349,497	346,173	339,524
Allowance for loan losses (Note 6)	(2,019)	(1,965)	(1,967)	(2,658)	(2,867)
	362,719	353,938	347,530	343,515	336,657
Investments for account of segregated fund holders	351	343	320	304	257
Other
Customers’ liability under acceptances	8,656	7,980	7,689	7,203	7,371
Derivatives (Note 7)	87,863	103,341	99,650	82,494	106,109
Premises and equipment, net	2,753	2,614	2,490	2,657	2,501
Goodwill (Note 9)	7,440	7,608	7,610	7,519	6,553
Other intangibles (Note 9)	2,132	2,124	2,115	2,059	1,925
Assets of discontinued operations (Note 8)	277	26,324	27,152	–	5,723
Investments in associates	162	153	142	139	131
Prepaid pension benefit cost	1,051	302	311	265	266
Other assets (Note 10)	33,172	31,042	27,967	26,731	30,321
	143,506	181,488	175,126	129,067	160,900
Total assets	$800,371	$815,016	$793,833	$768,249	$765,372
Liabilities
Deposits (Note 11)
Personal	$173,351	$172,104	$166,030	$164,155	$161,693
Business and government	302,947	300,100	297,511	298,628	287,535
Bank	19,577	17,623	15,561	15,725	19,285
	495,875	489,827	479,102	478,508	468,513
Insurance and investment contracts for account of segregated fund holders	351	343	320	304	257
Other
Acceptances	8,656	7,980	7,689	7,203	7,371
Obligations related to securities sold short	50,150	37,358	44,284	62,042	46,597
Obligations related to assets sold under repurchase agreements and securities loaned	55,169	53,562	42,735	39,901	36,006
Derivatives (Note 7)	92,104	106,763	100,522	85,200	108,077
Insurance claims and policy benefit liabilities	7,621	7,681	7,119	6,896	6,867
Liabilities of discontinued operations (Note 8)	34	19,488	20,076	–	5,012
Accrued pension and other post-employment benefit expense	1,667	1,609	1,639	1,588	1,576
Other liabilities (Note 12)	37,086	38,031	39,241	37,300	38,318
	252,487	272,472	263,305	240,130	249,824
Subordinated debentures	7,553	8,744	8,749	8,577	7,676
Trust capital securities	895	900	894	1,641	1,627
Total liabilities	$757,161	$772,286	$752,370	$729,160	$727,897
Equity attributable to shareholders
Preferred shares	4,813	4,813	4,813	4,813	4,813
Common shares (shares issued – 1,442,842,649, 1,440,856,913, 1,438,376,317, 1,428,829,650 and 1,424,921,817) (Note 14)	14,206	14,113	14,010	13,550	13,378
Treasury shares – preferred (shares held – 30,601, (3,793), 6,341, 67,484 and 86,400)	(1)	–	–	(2)	(2)
– common (shares held – 381,990, (295,128), (146,075), 229,576 and 1,719,092)	(21)	15	8	5	(81)
Retained earnings	21,983	21,364	20,381	19,203	17,287
Other components of equity	457	667	490	(568)	(14)
	41,437	40,972	39,702	37,001	35,381
Non-controlling interests	1,773	1,758	1,761	2,088	2,094
Total equity	43,210	42,730	41,463	39,089	37,475
Total liabilities and equity	$800,371	$815,016	$793,833	$768,249	$765,372

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2012        39

Condensed Consolidated Statements of Income (unaudited)

	For the three-months ended			For the six-months ended
(C$ millions)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Interest income
Loans	$3,869	$3,907	$3,694	$7,776	$7,583
Securities	984	1,031	1,205	2,015	2,367
Assets purchased under reverse repurchase agreements and securities borrowed	230	217	173	447	344
Deposits with banks	17	16	26	33	54
	5,100	5,171	5,098	10,271	10,348
Interest expense
Deposits	1,503	1,544	1,588	3,047	3,270
Other liabilities	470	527	692	997	1,362
Subordinated debentures	96	97	102	193	205
	2,069	2,168	2,382	4,237	4,837
Net interest income	3,031	3,003	2,716	6,034	5,511
Non-interest income
Insurance premiums, investment and fee income	926	1,550	1,086	2,476	1,911
Trading revenue (Note 15)	349	396	285	745	1,006
Investment management and custodial fees	496	497	490	993	995
Mutual fund revenue	506	499	510	1,005	951
Securities brokerage commissions	304	287	344	591	693
Service charges	333	334	324	667	651
Underwriting and other advisory fees	386	294	352	680	847
Foreign exchange revenue, other than trading	177	146	173	323	342
Card service revenue	206	237	202	443	436
Credit fees	173	188	150	361	338
Securitization revenue	–	(1)	2	(1)	2
Net (loss) gain on available-for-sale securities (Note 5)	(17)	15	58	(2)	42
Share of profit in associates	6	10	2	16	2
Other	48	119	137	167	322
Non-interest income	3,893	4,571	4,115	8,464	8,538
Total revenue	6,924	7,574	6,831	14,498	14,049
Provision for credit losses (Note 6)	348	267	273	615	537
Insurance policyholder benefits, claims and acquisition expense	640	1,211	843	1,851	1,410
Non-interest expense
Human resources	2,313	2,329	2,183	4,642	4,600
Equipment	261	258	254	519	497
Occupancy	274	264	257	538	497
Communications	185	177	188	362	349
Professional fees	158	154	157	312	320
Outsourced item processing	70	65	73	135	139
Amortization of other intangibles	127	129	120	256	232
Impairment of goodwill and other intangibles (Notes 8 and 9)	161	–	–	161	–
Other	308	295	319	603	586
	3,857	3,671	3,551	7,528	7,220
Income before income taxes from continuing operations	2,079	2,425	2,164	4,504	4,882
Income taxes (Note 16)	516	549	482	1,065	1,204
Net income from continuing operations	1,563	1,876	1,682	3,439	3,678
Net loss from discontinued operations (Note 8)	(30)	(21)	(51)	(51)	(99)
Net income	$1,533	$1,855	$1,631	$3,388	$3,579
Net income attributable to:
Shareholders	$1,508	$1,830	$1,606	$3,338	$3,528
Non-controlling interests	25	25	25	50	51
	$1,533	$1,855	$1,631	$3,388	$3,579
Basic earnings per share (in dollars) (Note 17)	$1.00	$1.23	$1.08	$2.23	$2.38
Basic earnings per share from continuing operations (in dollars)	1.02	1.24	1.12	2.26	2.45
Basic loss per share from discontinued operations (in dollars)	(.02)	(.01)	(.04)	(.03)	(.07)
Diluted earnings per share (in dollars) (Note 17)	.99	1.22	1.06	2.21	2.34
Diluted earnings per share from continuing operations (in dollars)	1.01	1.23	1.10	2.24	2.40
Diluted loss per share from discontinued operations (in dollars)	(.02)	(.01)	(.04)	(.03)	(.06)
Dividends per common share (in dollars)	.57	.54	.50	1.11	1.00

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

40        Royal Bank of Canada        Second Quarter 2012

Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three-months ended			For the six-months ended
(C$ millions)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Net income	$1,533	$1,855	$1,631	$3,388	$3,579
Other comprehensive (loss) income, net of taxes (Note 16)
Net change in unrealized (losses) gains on available-for-sale securities
Net unrealized (losses) gains on available-for-sale securities	(68)	57	29	(11)	(169)
Reclassification of net losses (gains) on available-for-sale securities to income	25	(14)	(49)	11	(16)
	(43)	43	(20)	–	(185)
Foreign currency translation adjustments
Unrealized foreign currency translation (losses) gains	(326)	51	(1,402)	(275)	(1,898)
Net foreign currency translation gains (losses) from hedging activities	216	(3)	943	213	1,427
Reclassification of (gains) losses on foreign currency translation to income	(1)	1	–	–	–
	(111)	49	(459)	(62)	(471)
Net change in cash flow hedges
Net (losses) gains on derivatives designated as cash flow hedges	(64)	67	16	3	58
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	8	19	19	27	44
	(56)	86	35	30	102
Total other comprehensive (loss) income, net of taxes	(210)	178	(444)	(32)	(554)
Total comprehensive income	$1,323	$2,033	$1,187	$3,356	$3,025
Total comprehensive income attributable to:
Shareholders	$1,298	$2,007	$1,161	$3,305	$2,974
Non-controlling interests	25	26	26	51	51
	$1,323	$2,033	$1,187	$3,356	$3,025

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2012        41

Condensed Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

						Other components of equity
(C$ millions)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available-for-sale securities	Foreign currency translation	Cash flow hedges	Total	Non-controlling interests	Total equity
Balance at January 31, 2011	$4,813	$13,419	$(2)	$(59)	$18,415	$111	$(32)	$(203)	$36,462	$2,053	$38,515
Changes in equity
Issues of share capital	–	131	–	–	–	–	–	–	131	–	131
Sales of treasury shares	–	–	20	1,778	–	–	–	–	1,798	–	1,798
Purchases of treasury shares	–	–	(20)	(1,714)	–	–	–	–	(1,734)	–	(1,734)
Stock-based compensation awards	–	–	–	–	(2)	–	–	–	(2)	–	(2)
Dividends	–	–	–	–	(777)	–	–	–	(777)	–	(777)
Other	–	–	–	–	(39)	–	–	–	(39)	14	(25)
Net income	–	–	–	–	1,606	–	–	–	1,606	25	1,631
Other components of equity
Net change in unrealized gains (losses) on available-for-sale securities	–	–	–	–	–	(19)	–	–	(19)	(2)	(21)
Foreign currency translation adjustments	–	–	–	–	–	–	(459)	–	(459)	(2)	(461)
Net change in cash flow hedges	–	–	–	–	–	–	–	34	34	–	34
Balance at April 30, 2011	$4,813	$13,550	$(2)	$5	$19,203	$92	$(491)	$(169)	$37,001	$2,088	$39,089
Balance at October 31, 2011	$4,813	$14,010	$–	$8	$20,381	$259	$71	$160	$39,702	$1,761	$41,463
Changes in equity
Issues of share capital	–	103	–	–	–	–	–	–	103	–	103
Sales of treasury shares	–	–	29	1,795	–	–	–	–	1,824	–	1,824
Purchases of treasury shares	–	–	(29)	(1,788)	–	–	–	–	(1,817)	–	(1,817)
Stock-based compensation awards	–	–	–	–	(1)	–	–	–	(1)	–	(1)
Dividends	–	–	–	–	(842)	–	–	–	(842)	(46)	(888)
Other	–	–	–	–	(4)	–	–	–	(4)	16	12
Net income	–	–	–	–	1,830	–	–	–	1,830	25	1,855
Other components of equity
Net change in unrealized gains (losses) on available-for-sale securities	–	–	–	–	–	43	–	–	43	1	44
Foreign currency translation adjustments	–	–	–	–	–	–	48	–	48	1	49
Net change in cash flow hedges	–	–	–	–	–	–	–	86	86	–	86
Balance at January 31, 2012	$4,813	$14,113	$–	$15	$21,364	$302	$119	$246	$40,972	$1,758	$42,730
Changes in equity
Issues of share capital	–	93	–	–	–	–	–	–	93	–	93
Sales of treasury shares	–	–	24	1,444	–	–	–	–	1,468	–	1,468
Purchases of treasury shares	–	–	(25)	(1,480)	–	–	–	–	(1,505)	–	(1,505)
Stock-based compensation awards	–	–	–	–	–	–	–	–	–	–	–
Dividends	–	–	–	–	(887)	–	–	–	(887)	–	(887)
Other	–	–	–	–	(2)	–	–	–	(2)	(9)	(11)
Net income	–	–	–	–	1,508	–	–	–	1,508	25	1,533
Other components of equity
Net change in unrealized gains (losses) on available-for-sale securities	–	–	–	–	–	(44)	–	–	(44)	–	(44)
Foreign currency translation adjustments	–	–	–	–	–	–	(110)	–	(110)	(1)	(111)
Net change in cash flow hedges	–	–	–	–	–	–	–	(56)	(56)	–	(56)
Balance at April 30, 2012	$4,813	$14,206	$(1)	$(21)	$21,983	$258	$9	$190	$41,437	$1,773	$43,210

Royal Bank of Canada        Second Quarter 2012        42

Condensed Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

						Other components of equity
(C$ millions)	Preferred shares	Common shares	Treasury shares – preferred	Treasury shares – common	Retained earnings	Available-for-sale securities	Foreign currency translation	Cash flow hedges	Total	Non-controlling interests	Total equity
Balance at November 1, 2010	$4,813	$13,378	$(2)	$(81)	$17,287	$277	$(20)	$(271)	$35,381	$2,094	$37,475
Changes in equity
Issues of share capital	–	172	–	–	–	–	–	–	172	–	172
Sales of treasury shares	–	–	50	2,930	–	–	–	–	2,980	–	2,980
Purchases of treasury shares	–	–	(50)	(2,844)	–	–	–	–	(2,894)	–	(2,894)
Stock-based compensation awards	–	–	–	–	(16)	–	–	–	(16)	–	(16)
Dividends	–	–	–	–	(1,555)	–	–	–	(1,555)	(46)	(1,601)
Other	–	–	–	–	(41)	–	–	–	(41)	(6)	(47)
Net income	–	–	–	–	3,528	–	–	–	3,528	51	3,579
Other components of equity
Net change in unrealized gains (losses) on available-for-sale securities	–	–	–	–	–	(185)	–	–	(185)	(2)	(187)
Foreign currency translation adjustments	–	–	–	–	–	–	(471)	–	(471)	(3)	(474)
Net change in cash flow hedges	–	–	–	–	–	–	–	102	102	–	102
Balance at April 30, 2011	$4,813	$13,550	$(2)	$5	$19,203	$92	$(491)	$(169)	$37,001	$2,088	$39,089
Balance at October 31, 2011	$4,813	$14,010	$–	$8	$20,381	$259	$71	$160	$39,702	$1,761	$41,463
Changes in equity
Issues of share capital	–	196	–	–	–	–	–	–	196	–	196
Sales of treasury shares	–	–	53	3,239	–	–	–	–	3,292	–	3,292
Purchases of treasury shares	–	–	(54)	(3,268)	–	–	–	–	(3,322)	–	(3,322)
Stock-based compensation awards	–	–	–	–	(1)	–	–	–	(1)	–	(1)
Dividends	–	–	–	–	(1,729)	–	–	–	(1,729)	(46)	(1,775)
Other	–	–	–	–	(6)	–	–	–	(6)	7	1
Net income	–	–	–	–	3,338	–	–	–	3,338	50	3,388
Other components of equity
Net change in unrealized gains (losses) on available-for-sale securities	–	–	–	–	–	(1)	–	–	(1)	1	–
Foreign currency translation adjustments	–	–	–	–	–	–	(62)	–	(62)	–	(62)
Net change in cash flow hedges	–	–	–	–	–	–	–	30	30	–	30
Balance at April 30, 2012	$4,813	$14,206	$(1)	$(21)	$21,983	$258	$9	$190	$41,437	$1,773	$43,210

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2012        43

Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three-months ended			For the six-months ended
(C$ millions)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Cash flows from operating activities
Net income	$1,533	$1,855	$1,631	$3,388	$3,579
Adjustments for non-cash items and others
Provision for credit losses	382	350	381	732	756
Depreciation	102	108	103	210	201
Deferred income taxes	115	178	101	293	148
Impairment and amortization of goodwill and other intangibles	293	144	136	437	267
Loss on sale of premises and equipment	14	7	25	21	52
Gain on securitizations	(2)	(7)	(2)	(9)	(8)
Loss (gain) on available-for-sale securities	9	(50)	(90)	(41)	(156)
Writedown of available-for-sale securities	10	16	25	26	105
Share of profit in associates	(6)	(9)	(3)	(15)	(4)
Adjustments for net changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(60)	562	(55)	502	(362)
Net change in accrued interest receivable and payable	291	(429)	241	(138)	(122)
Current income taxes	(64)	(814)	287	(878)	805
Derivative assets	15,483	(3,694)	(9,046)	11,789	23,582
Derivative liabilities	(14,660)	6,241	8,411	(8,419)	(22,875)
Trading securities	(1,550)	4,079	(4,597)	2,529	(25,420)
Proceeds from securitizations	72	264	238	336	676
Change in loans, net of securitizations	(8,441)	(6,058)	(3,022)	(14,499)	(6,682)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(12,388)	(11,265)	(571)	(23,653)	(7,132)
Change in deposits	6,012	10,247	719	16,259	9,995
Change in obligations related to assets sold under repurchase agreements and securities loaned	1,511	10,781	(7,325)	12,292	3,895
Change in obligations related to securities sold short	12,792	(6,926)	5,602	5,866	15,445
Net change in brokers and dealers receivable and payable	(1,631)	883	826	(748)	1,236
Other	(2,470)	(4,805)	1,800	(7,275)	1,825
Net cash (used in) from operating activities	(2,653)	1,658	(4,185)	(995)	(194)
Cash flows from investing activities
Change in interest-bearing deposits with banks	(6,081)	616	(1,143)	(5,465)	(785)
Proceeds from sale of available-for-sale securities	5,077	1,856	6,005	6,933	8,681
Proceeds from maturity of available-for-sale securities	12,095	11,990	11,776	24,085	18,348
Proceeds from maturity of held-to-maturity securities	–	131	1,088	131	1,091
Purchases of available-for-sale securities	(14,879)	(15,169)	(11,470)	(30,048)	(23,892)
Purchases of held-to-maturity securities	(47)	(155)	(54)	(202)	(861)
Net acquisitions of premises and equipment and other intangibles	(391)	(371)	(323)	(762)	(644)
Net cash from disposition (used in acquisitions)	2,671	–	440	2,671	(860)
Net cash (used in) from investing activities	(1,555)	(1,102)	6,319	(2,657)	1,078
Cash flows from financing activities
Issue of subordinated debentures	–	–	–	–	1,500
Repayment of subordinated debentures	(1,000)	–	(400)	(1,000)	(404)
Issue of common shares	31	44	79	75	119
Sales of treasury shares	1,468	1,824	1,798	3,292	2,980
Purchase of treasury shares	(1,505)	(1,817)	(1,734)	(3,322)	(2,894)
Dividends paid	(780)	(783)	(746)	(1,563)	(1,522)
Dividends/distributions paid to non-controlling interests	–	(46)	–	(46)	(46)
Change in short-term borrowings of subsidiaries	(16)	(13)	(569)	(29)	(703)
Net cash used in financing activities	(1,802)	(791)	(1,572)	(2,593)	(970)
Effect of exchange rate changes on cash resources	(118)	51	(144)	(67)	(188)
Net change in cash resources	(6,128)	(184)	418	(6,312)	(274)
Cash resources at beginning of period (1)	14,960	15,144	7,846	15,144	8,538
Cash resources at end of period (1)	$8,832	$14,960	$8,264	$8,832	$8,264
Cash and due from banks	$8,828	$12,005	$8,264	$8,828	$8,264
Cash and due from banks included in Assets of discontinued operations	4	2,955	–	4	–
Cash resources at end of period (1)	$8,832	$14,960	$8,264	$8,832	$8,264
Net cash (used in) from operating activities include:
Amount of interest paid	$1,572	$2,599	$1,827	$4,171	$4,714
Amount of interest received	4,789	5,184	4,791	9,973	10,118
Amount of dividend received	324	317	301	641	682
Amount of income taxes paid	549	1,326	551	1,875	990

(1)	We are required to maintain balances with central banks and other regulatory authorities. The total balances were $1,943 million as at April 30, 2012 (January 31, 2012 – $2,074 million; October 31, 2011 – $1,716 million; April 30, 2011 – $1,955 million; January 31, 2011 – $2,035 million).

The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

44        Royal Bank of Canada        Second Quarter 2012

Note 1 General information

Royal Bank of Canada and its subsidiaries operate under the master brand name RBC. We provide diversified financial services including personal and commercial banking, wealth management, insurance, corporate and investment banking and transaction processing on a global basis. Refer to Note 19 for further details on our business segments.

The parent bank, Royal Bank of Canada, is a Schedule I Bank under the Bank Act (Canada) incorporated and domiciled in Canada. Our corporate headquarters are located at Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada and our head office is located at 1 Place Ville-Marie, Montreal, Quebec, Canada. We are listed on the Toronto Stock Exchange and New York Stock Exchange with the ticker symbol RY.

Our unaudited Interim Condensed Consolidated Financial Statements (Consolidated Financial Statements) have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are presented in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The accompanying Consolidated Financial Statements are stated in Canadian dollars and have been prepared in accordance with all IFRS issued and outstanding as at April 30, 2012. Tabular information is stated in millions of dollars, except per share amounts and percentages. These financial statements are condensed because they do not include all of the information required by the IASB for our Annual Consolidated Financial Statements.

These Consolidated Financial Statements have been prepared using the accounting policies, outlined in Note 2, that we expected to adopt in our 2012 Annual Consolidated Financial Statements, which will be our first annual financial statements in accordance with IFRS. Previously, our Consolidated Financial Statements were prepared under Canadian generally accepted accounting principles (Canadian GAAP). IFRS 1, First-time Adoption of International Reporting Standards (IFRS 1), has been applied. The accounting policies set out below were consistently applied to all periods presented, including our Consolidated Balance Sheets as at November 1, 2010 (the Transition date) for the purpose of transition to IFRS as required by IFRS 1. The main differences between our IFRS and Canadian GAAP accounting policies, relevant exceptions and exemptions, and reconciliations on how our transition to IFRS from Canadian GAAP has affected our assets, liabilities, equity, comprehensive income and cash flows are included in Note 3.

On May 23, 2012, the Board of Directors authorized the Consolidated Financial Statements for issue.

Note 2 Summary of significant accounting policies

The significant accounting policies used in the preparation of these Consolidated Financial Statements are summarized below.

General

Basis of consolidation

Our Consolidated Financial Statements include the assets and liabilities and results of operations of the parent company, Royal Bank of Canada, and its subsidiaries including certain Special Purpose Entities (SPEs), after elimination of intercompany transactions and balances.

Continuing operations

As described in Note 8, during the second quarter in 2011, we completed the sale of Liberty Life Insurance Company (Liberty Life), our U.S. life insurance business. During the third quarter in 2011, we announced the sale of substantially all of our U.S. regional retail banking operations and completed this sale in the current quarter.

The sale of Liberty Life is reflected as discontinued operations on our Consolidated Balance Sheets and Consolidated Statements of Income for all periods presented. The sale of our U.S. regional retail banking operations and other assets are reflected as discontinued operations on our Consolidated Balance Sheets beginning in the third quarter of 2011 and in our Consolidated Statements of Income for all periods presented.

Non-current assets held for sale and discontinued operations

Non-current assets (and disposal groups) are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is satisfied when the asset is available for immediate sale in its present condition, management is committed to the sale, and it is highly probable to occur within one year. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell and are presented separately from other non-current assets on our Consolidated Balance Sheets.

A disposal group is classified as a discontinued operation if it meets the following conditions: (i) it is a component that can be distinguished operationally and financially from the rest of our operations, and (ii) it represents either a separate major line of business or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations. Disposal groups classified as discontinued operations are presented separately from our continuing operations in our Consolidated Statements of Income.

Subsidiaries and SPEs

Subsidiaries are those entities over which we have control, where control is defined as the power to govern the financial and operating policies so as to obtain benefits from the entity’s activities. We consolidate our subsidiaries from the date control is transferred to us, and cease consolidation when they are no longer controlled by us.

We also consolidate SPEs over which we have control. These include SPEs that are sponsored for various reasons, including those which were formed to allow clients to invest in alternative assets, for asset securitization transactions, and for buying and selling credit protection. In assessing whether we have control over an SPE, we consider the following factors: (i) whether the activities of the SPE are conducted according to our specific business needs so that we obtain the benefits from the SPE’s operations, (ii) whether we have the decision-making powers to obtain the majority of the benefits, (iii) whether we will obtain the majority of the benefits of the activities of the SPE, and (iv) whether we retain the majority of the residual ownership risks related to the assets or SPE in order to obtain the benefits from its activities. The exercise of judgment is required in determining control based on these factors. We consolidate an SPE if, based on an assessment of the relevant factors and management’s judgment, we determine that we control the SPE.

Royal Bank of Canada        Second Quarter 2012        45

Non-controlling interests in subsidiaries and SPEs that we consolidate are shown on our Consolidated Balance Sheets as a separate component of equity which is distinct from our shareholders’ equity. The net income attributable to non-controlling interests is separately disclosed on the face of the Consolidated Statements of Income.

Investments in associates

The equity method is used to account for investments in associated corporations and limited partnerships over which we have significant influence. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize our share of the investee’s net profit or loss (including net profit or loss recognized directly in equity) subsequent to the date of acquisition.

Interests in joint ventures

The proportionate consolidation method is used to account for our interests in jointly controlled entities, whereby our pro rata share of assets, liabilities, income and expenses is consolidated.

Use of estimates and assumptions

In preparing our Consolidated Financial Statements, management is required to make subjective estimates and assumptions that affect the reported amount of assets, liabilities, net income and related disclosures. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key sources of estimation uncertainty include: the allowance for credit losses, determination of fair value of financial instruments, litigation provisions, insurance claims and policy benefit liabilities, pensions and other post-employment benefits, carrying value of goodwill and finite-life intangible assets, deferred revenue under the credit card customer loyalty reward program, income taxes, consolidation of SPEs and derecognition of financial assets. Accordingly, actual results may differ from these and other estimates thereby impacting our future Consolidated Financial Statements. Refer to the relevant accounting policies in this Note for details on our use of estimates and assumptions.

Critical judgments

In preparation of these Consolidated Financial Statements, management is required to make critical judgments that affect the carrying amounts of certain assets and liabilities, and the reported amounts of revenues and expenses recorded during the period. Critical judgments have been made in the following areas: SPEs, securities impairment, fair value of financial instruments, securitization, the allowance for credit losses, employee benefits, income taxes, and goodwill. Refer to the relevant accounting policies in this Note for details on our critical judgments.

Change in financial statement presentation

As presented in Note 10 and Note 12, during the quarter, we retrospectively reclassified cash collateral paid from Interest bearing deposits with banks and Loans – Wholesale to Other assets and cash collateral received from Deposits to Other liabilities to better reflect the nature of the balances. The reclassification does not include cash collateral that is received or paid on securities borrowed and securities loaned, which is currently classified in Assets purchased under reverse repurchase agreements and securities borrowed and Obligations related to assets sold under repurchase agreements and securities loaned, respectively.

Financial instruments – Recognition and measurement

Securities

Securities are classified at inception, based on management’s intention, as at fair value through profit or loss (FVTPL), available-for-sale (AFS) or held-to-maturity. Certain debt securities with fixed or determinable payments and which are not quoted in an active market may be classified as loans and receivables.

Trading securities include securities purchased for sale in the near term which are classified as at FVTPL by nature and securities designated as at FVTPL under the fair value option. Obligations to deliver trading securities sold but not yet purchased are recorded as liabilities and carried at fair value. Realized and unrealized gains and losses on these securities are recorded as Trading revenue in Non-interest income. Dividends and interest income accruing on Trading securities are recorded in Interest income. Interest and dividends accrued on interest-bearing and equity securities sold short are recorded in Interest expense.

AFS securities include: (i) securities which may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs; and (ii) loan substitute securities which are client financings that have been structured as after-tax investments rather than conventional loans in order to provide the clients with a borrowing rate advantage. AFS securities are measured at fair value. Unrealized gains and losses arising from changes in fair value are included in Other components of equity. Changes in foreign exchange rates for AFS equity securities are recognized in Other components of equity, while changes in foreign exchange rates for AFS debt securities are recognized in Foreign exchange revenue, other than trading in Non-interest income. When the security is sold the cumulative gain or loss recorded in Other components of equity is included as Net gain (loss) on AFS securities in Non-interest income. Purchase premiums or discounts on AFS debt securities are amortized over the life of the security using the effective interest method and are recognized in Net interest income.

At each reporting date, and more frequently when conditions warrant, we evaluate our AFS securities to determine whether there is any objective evidence of impairment. Such evidence includes a significant or prolonged decline in the fair value of the investment below its cost, or when an adverse effect on future cash flows from the asset or group of assets can be reliably estimated. Significant judgment is required in assessing whether certain events or circumstances constitute objective evidence of impairment, including whether a significant or prolonged decline in fair value constitutes an impairment and the estimation and timing of future cash flows. If an AFS security is impaired, the cumulative unrealized loss previously recognized in Other components of equity is removed from equity and recognized in Net gain (loss) on AFS securities under Non–interest income. This amount is determined as the difference between the amortized cost and current fair value of the security less any impairment loss previously recognized. Subsequent to impairment, further declines in fair value are recorded in Non-interest income, while increases in fair value are recognized in Other

46        Royal Bank of Canada        Second Quarter 2012

Note 2 Summary of significant accounting policies (continued)

components of equity until sold. For AFS debt securities, reversal of previously recognized impairment losses is recognized in our Consolidated Statements of Income if the recovery is objectively related to a specific event occurring after recognition of the impairment loss.

Held-to-maturity securities are debt securities where we have the intention and the ability to hold the investment until its maturity date. These securities are initially recorded at fair value and are subsequently measured at amortized cost using the effective interest method, less any impairment losses which we assess using the same impairment model as for loans. Interest income and amortization of premiums and discounts on debt securities are recorded in Net interest income. We hold a nominal amount of held-to-maturity securities. All held-to-maturity securities have been included with AFS securities on our Consolidated Balance Sheets.

We account for all of our securities using settlement date accounting and changes in fair value between the trade date and settlement date are reflected in income for securities classified or designated as at FVTPL, and changes in the fair value of AFS securities between the trade and settlement dates are recorded in Other comprehensive income (OCI) except for changes in foreign exchange rates on debt securities, which are recorded in Non-interest income.

Fair value option

A financial instrument can be designated as at FVTPL (the fair value option) on its initial recognition even if the financial instrument was not acquired or incurred principally for the purpose of selling or repurchasing it in the near term. An instrument that is designated as at FVTPL by way of this fair value option must have a reliably measurable fair value and satisfy one of the following criteria: (i) it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities, or recognizing gains and losses on them on a different basis; (ii) it belongs to a group of financial assets or financial liabilities or both that are managed, evaluated, and reported to senior management on a fair value basis in accordance with our risk management strategy, and we can demonstrate that significant financial risks are eliminated or significantly reduced or (iii) there is an embedded derivative in the financial or non-financial host contract and the derivative is not closely related to the host contract.

Financial instruments designated as at FVTPL are recorded at fair value and any unrealized gain or loss arising due to changes in fair value is included in Trading revenue or Other. These instruments cannot be reclassified out of the FVTPL category while they are held or issued.

To determine the fair value adjustments on our debt designated as at FVTPL, we calculate the present value of the instruments based on the contractual cash flows over the term of the arrangement by using our effective funding rate at the beginning and end of the period with the change in present value recorded in Trading revenue or Other.

Determination of fair value

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. Fair values of identical instruments traded in active markets are determined by reference to last quoted prices in the most advantageous active market for that instrument. In the absence of an active market, we determine fair values based on quoted prices for instruments with similar characteristics and risk profiles.

Fair values of financial instruments not traded in active markets are determined using information from pricing services or valuation models that require the use of inputs. Valuation model inputs are either observable or unobservable. We look primarily to external, readily observable market inputs, when available. Observable inputs to valuation models for financial instruments include certain prices and rates for shorter dated G7 (Canada, U.S., U.K., Italy, France, Germany and Japan) and non-G7 interest-rate-yield curves, currency rates and price and rate volatilities. Unobservable inputs include certain prices and rates for longer dated G7 and non-G7 interest-rate-yield curves, prepayment rates, credit spreads, probability of defaults, recovery rates, equity volatility and correlations of probability of defaults or baskets of common stock. In some circumstances, we may adjust model values to reflect the valuation uncertainty (model and parameter valuation adjustments) in order to determine fair value based on the assumptions that market participants would use in pricing the financial instrument.

The majority of our financial instruments classified as at FVTPL (other than derivatives) and as AFS comprise actively traded debt and equity securities and are carried at fair value based on available quoted prices. All of our derivative transactions are accounted for on a fair value basis. Fair values of exchange-traded derivatives are based on last exchange prices. Over-the-counter derivatives are valued using either industry standard or internally developed valuation models. Valuation model inputs are either observable or unobservable. Where we determine that there is a difference between the transaction price and its fair value on the trade date, the unrealized gain or loss is deferred and recognized only when the unobservable market inputs become observable, or the financial instrument is derecognized.

For some securities that are not quoted in an active market, we may record valuation adjustments for liquidity when we believe that the amount realized on sale may be less than the estimated fair value due to insufficient liquidity in the market over a reasonable amount of time. We also include valuation adjustments calculated when market prices are not observable due to insufficient trading volume or a lack of recent trades in an inactive market.

We also make valuation adjustments for the credit risk of our derivative portfolios in order to arrive at their fair values. These adjustments take into account our own creditworthiness and that of our counterparties, the current and potential future mark-to-market of the transactions, and the effects of credit mitigants such as master netting agreements and collateral agreements. Credit valuation adjustments are frequently updated due to the changes in derivative values and counterparty performance risk. Changes to credit valuation adjustments are recorded in current-period income.

For financial liabilities, including deposits designated as at FVTPL, fair values are based on present value of the instruments’ contractual cash flows discounted at the appropriate market interest rates. Appropriate market interest rates comprise observable benchmark interest rates and credit spreads which are either observable or unobservable.

Royal Bank of Canada        Second Quarter 2012        47

We have documented our internal policies that detail our processes for determining fair value, including the methodologies used in establishing our valuation adjustments. These methodologies are consistently applied and periodically reviewed by Finance and Group Risk Management. Significant judgment is required where we apply unobservable inputs in valuation models and in the application of valuation adjustments. A breakdown of fair values of financial instruments measured on the basis of quoted market prices in active markets (Level 1), valuation techniques reflecting market observable inputs (Level 2), and valuation techniques reflecting significant non-market-observable inputs (Level 3) is provided in Note 4. A discussion of the aspects of valuation that require the most significant judgments, including changes in our fair value hierarchy, developing our reasonably possible alternative assumptions, and unrealized gains and losses on AFS securities is included in Note 4 and Note 5.

Transaction costs

Transaction costs are expensed as incurred for financial instruments classified or designated as at FVTPL. For other financial instruments, transaction costs are capitalized on initial recognition. For financial assets and financial liabilities measured at amortized cost, capitalized transaction costs are amortized through Net income over the estimated life of the instrument using the effective interest method. For AFS financial assets measured at fair value that do not have fixed or determinable payments and no fixed maturity, capitalized transaction costs are recognized in Net income when the asset is derecognized or becomes impaired.

Assets purchased under reverse repurchase agreements and sold under repurchase agreements

We purchase securities under agreements to resell (reverse repurchase agreement) and take possession of these securities. Reverse repurchase agreements are treated as collateralized lending transactions whereby we monitor the market value of the securities purchased and additional collateral is obtained when appropriate. We have the right to liquidate the collateral held in the event of counterparty default. We also sell securities under agreements to repurchase (repurchase agreements), which are treated as collateralized borrowing transactions. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, our Consolidated Balance Sheets, respectively, unless the risks and rewards of ownership are obtained or relinquished.

Reverse repurchase agreements and repurchase agreements are carried on our Consolidated Balance Sheets at the amounts at which the securities were initially acquired or sold, except when they are designated as at FVTPL and are recorded at fair value. Interest earned on reverse repurchase agreements is included in Interest income, and interest incurred on repurchase agreements is included in Interest expense in our Consolidated Statements of Income. Changes in fair value for reverse repurchase agreements and repurchase agreements designated as at FVTPL are included in Trading revenue or Other in Non–interest income.

Securitization and derecognition of financial assets

Our various securitization activities generally consist of the transfer of financial assets such as loans or packaged mortgage-backed securities (MBS) to independent SPEs or trusts that issue securities to investors.

Financial assets are derecognized from our Consolidated Balance Sheets when our contractual rights to the cash flows from the assets have expired, when we retain the rights to receive the cash flows of the assets but assume an obligation to pay those cash flows to a third party subject to certain pass-through requirements or when we transfer our contractual rights to receive the cash flows and substantially all of the risk and rewards of the assets have been transferred. When we retain substantially all of the risks and rewards of the transferred assets, the transferred assets are not derecognized from our Consolidated Balance Sheets and are accounted for as secured financing transactions. When we neither retain nor transfer substantially all risks and rewards of ownership of the assets, we derecognize the assets if control over the assets is relinquished. If we retain control over the transferred assets, we continue to recognize the transferred assets to the extent of our continuing involvement.

Significant judgment is applied in determining whether we have transferred or retained substantially all of the risks and rewards of ownership of the transferred financial asset. The rights and obligations retained in the transfer, such as servicing assets and liabilities, are recognized separately as assets and liabilities, as appropriate.

Derecognition of financial liabilities

We derecognize a financial liability from our Consolidated Balance Sheets when our obligation specified in the contract expires, or is discharged or cancelled. We recognize the difference between the carrying amount of a financial liability transferred and the consideration paid in our Consolidated Statements of Income.

Acceptances

Acceptances are short–term negotiable instruments issued by our clients to third parties which we guarantee. The potential liability under acceptances is reported in Other – Acceptances on our Consolidated Balance Sheets. The recourse against our clients in the case of a call on these commitments is reported as a corresponding asset of the same amount in Other – Customers’ liability under acceptances. Fees earned are reported in Non-interest income.

Derivatives

Derivatives are primarily used in sales and trading activities. Derivatives are also used to manage our exposure to interest, currency, credit and other market risks. The most frequently used derivative products are interest rate swaps, interest rate futures, forward rate agreements, interest rate options, foreign exchange forward contracts, currency swaps, foreign currency futures, foreign currency options, equity swaps and credit derivatives. All derivative instruments are recorded on our Consolidated Balance Sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts and are not closely related to the host contracts.

When derivatives are embedded in other financial instruments or host contracts, such combinations are known as hybrid instruments with the effect that some of the cash flows of a hybrid instrument vary in a way similar to a stand-alone derivative. If the host contract is not carried at fair value with changes in fair value reported in our Consolidated Statements of Income, the embedded derivative is generally required to be separated from the host contract and accounted for separately at FVTPL if the economic

48        Royal Bank of Canada        Second Quarter 2012

Note 2 Summary of significant accounting policies (continued)

characteristics and risks of the embedded derivative are not closely related to those of the host contract. All embedded derivatives are presented on a combined basis with the host contracts although they are separated for measurement purposes when conditions requiring separation are met.

When derivatives are used in sales and trading activities, the realized and unrealized gains and losses on these derivatives are recognized in Trading revenue in Non–interest income. Derivatives with a positive fair value are reported as Derivative assets and derivatives with a negative fair value are reported as Derivative liabilities. In accordance with our policy for offsetting financial assets and financial liabilities, as outlined below, the net fair value of certain derivative assets and liabilities are reported as an asset or liability, as appropriate. Market and credit valuation adjustments, and premiums paid are also included in Derivative assets, while premiums received are shown in Derivative liabilities.

When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied, as discussed in the Hedge accounting section below.

Hedge accounting

We use derivatives and non-derivatives in our hedging strategies to manage our exposure to interest rate, currency, credit and other market risks. Where hedge accounting can be applied, a hedge relationship is designated and documented at inception to detail the particular risk management objective and the strategy for undertaking the hedge transaction. The documentation identifies the specific asset, liability or anticipated cash flows being hedged, the risk that is being hedged, the type of hedging instrument used and how effectiveness will be assessed. We assess, both at the inception of the hedge and on an ongoing basis, whether the hedging instruments have been ‘highly effective’ in offsetting changes in the fair value or cash flows of the hedged items. A hedge is regarded as highly effective only if the following criteria are met: (i) at inception of the hedge and throughout its life, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, and (ii) actual results of the hedge are within a pre-determined range. In the case of hedging a forecast transaction, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported net profit or loss. Hedge accounting is discontinued prospectively when it is determined that the hedging instrument is no longer effective as a hedge, the hedging instrument is terminated or sold, upon the sale or early termination of the hedged item, or when the forecast transaction is no longer deemed highly probable. Refer to Note 7 for the fair value of derivatives and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

Fair value hedges

In a fair value hedging relationship, the carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk and recognized in Non–interest income. Changes in fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which are also recognized in Non–interest income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged items are amortized to Net income over the remaining life of the hedged items.

We predominantly use interest rate swaps to hedge our exposure to the changes in a fixed interest rate instrument’s fair value caused by changes in interest rates.

Cash flow hedges

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative, net of taxes, is recognized in OCI while the ineffective portion is recognized in Non–interest income. When hedge accounting is discontinued, the cumulative amounts previously recognized in Other components of equity are reclassified to Net interest income during the periods when the variability in the cash flows of the hedged item affects Net interest income. Gains and losses on derivatives are reclassified immediately to Net income when the hedged item is sold or terminated early. We predominantly use interest rate swaps to hedge the variability in cash flows related to a variable-rate asset or liability.

Net investment hedges

In hedging a foreign currency exposure of a net investment in a foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments, net of applicable taxes, is recognized in OCI and the ineffective portion is recognized in Non–interest income. The amounts, or a portion thereof, previously recognized in Other components of equity are recognized in Net income on the disposal, or partial disposal, of the foreign operation.

We use foreign exchange contracts and foreign currency-denominated liabilities to manage our foreign currency exposures to net investments in foreign operations having a functional currency other than the Canadian dollar.

Loans

Loans are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as AFS. Loans are initially recognized at fair value. When loans are issued at a market rate, fair value is represented by the cash advanced to the borrowers plus direct and incremental costs. Loans are subsequently measured at amortized cost using the effective interest method less impairment, unless we intend to sell them in the near future upon origination or they have been designated as at FVTPL, in which case they are carried at fair value.

We assess at each balance sheet date whether there is objective evidence that the loans are impaired. Evidence of impairment may include indications that the borrower is experiencing significant financial difficulty, probability of bankruptcy or other financial reorganization, as well as measurable decrease in the estimated future cash flows evidenced by the adverse changes in the payments status of the borrower or economic conditions that correlate with defaults. Whenever a payment is 90 days past due, loans other than credit card balances and loans guaranteed or insured by a Canadian government (Federal or Provincial) or a Canadian government

Royal Bank of Canada        Second Quarter 2012        49

agency (collectively, Canadian government) are classified as impaired unless they are fully secured and collection efforts are reasonably expected to result in repayment of debt within 180 days of the loans becoming past due. Credit card balances are written off when a payment is 180 days in arrears. Loans guaranteed by a Canadian government are classified as impaired when the loan is contractually 365 days in arrears.

Assets acquired in respect of problem loans are recorded at their fair value less costs to sell. Fair value is determined based on either current market value where available or discounted cash flows. Any excess of the carrying value of the loan over the recorded fair value of the assets acquired is recognized by a charge to Impairment losses on loans and other off-balance sheet items.

Interest on loans is included in Interest income–Loans and is recognized on an accrual basis. Fees that relate to activities such as originating, restructuring or renegotiating loans and estimated prepayment penalty interest that we expect to receive if a loan is paid before maturity are deferred and recognized as Interest income over the expected term of such loans using the effective interest method. Where there is reasonable expectation that a loan will result, commitment and standby fees are also recognized as interest income over the expected term of the resulting loans using the effective interest method. Otherwise, such fees are recorded as other liabilities and amortized into non-interest income over the commitment or standby period.

Allowance for credit losses

An allowance for credit losses is established if there is objective evidence that we will be unable to collect all amounts due on our loans portfolio according to the original contractual terms or the equivalent value. This portfolio includes on-balance sheet exposures, such as loans and acceptances, and off-balance sheet items such as letters of credit, guarantees and unfunded commitments.

The allowance is increased by the impairment losses recognized and decreased by the amount of write-offs, net of recoveries. The allowance for credit losses for on-balance sheet items is included as a reduction to assets, and the allowance relating to off-balance sheet items is included in Other liabilities.

We assess whether objective evidence of impairment exists individually for loans that are individually significant and collectively for loans that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed loan, whether significant or not, the loan is included in a group of loans with similar credit risk characteristics and collectively assessed for impairment. Loans that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

Individually assessed loans

Loans which are individually significant are assessed individually for objective indicators of impairment. A loan is considered impaired when management determines that it will not be able to collect all amounts due according to the original contractual terms or the equivalent value.

Credit exposures of individually significant loans are evaluated based on factors including the borrower’s overall financial condition, resources and payment record, and where applicable, the realizable value of any collateral. If there is evidence of impairment leading to an impairment loss, then the amount of the loss is determined as the difference between the carrying amount of the loan, including accrued interest, and the estimated recoverable amount. The estimated recoverable amount is measured as the present value of expected future cash flows discounted at the loan’s original effective interest rate, including cash flows that may result from the realization of collateral less costs to sell. Significant judgment is required in assessing evidence of impairment and, once a loan is determined to be impaired, the timing and amount of future cash flows related to the loan and collateral. The carrying amount of the loan is reduced by the use of an allowance account and the amount of the loss is recognized in Provision for credit losses in our Consolidated Statements of Income. Following impairment, interest income is recognized on the unwinding of the discount from the initial recognition of impairment.

Collectively assessed loans

Loans which are not individually significant, or which are individually assessed and not determined to be impaired, are collectively assessed for impairment. For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar risk characteristics, taking into account loan type, industry, geographic location, collateral type, past due status and other relevant factors.

The collective impairment allowance is determined by reviewing factors including: (i) historical loss experience in portfolios of similar credit risk characteristics, and (ii) management’s judgment on the level of impairment losses based on historical experience relative to the actual level as reported at the balance sheet date, taking into consideration the current portfolio credit quality trends, business and economic and credit conditions, the impact of policy and process changes, and other supporting factors. Future cash flows for a group of loans are collectively evaluated for impairment on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. Significant judgment is required in assessing historical loss experience and its relationship to current portfolios (including delinquency, loan balances, and credit scores) and current business, economic and credit conditions (including industry-specific performance, unemployment and country risks).

Allowances from collective assessment of impairment are recognized as an offset to the aggregated loan position and as Provision for credit losses.

Write–off of loans

Loans and the related impairment allowance accounts are written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, they are generally written off after receipt of any proceeds from the realization of the collateral. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier. For credit cards, the balances and related allowances are written off when payment is 180 days in arrears. Personal loans are generally written off at 150 days past due.

50        Royal Bank of Canada        Second Quarter 2012

Note 2 Summary of significant accounting policies (continued)

Guarantees

Financial guarantee contracts are contracts that contingently require us to make specified payments (in cash, other assets, our own shares or provision of services) to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Liabilities are recognized on our Consolidated Balance Sheets at the inception of a guarantee for the fair value of the obligation undertaken in issuing the guarantee. Financial guarantees are subsequently remeasured at the higher of (i) the amount initially recognized and (ii) our best estimate of the present value of the expenditure required to settle the present obligation at the end of the reporting period.

If the financial guarantee meets the definition of a derivative, it is measured at fair value at each balance sheet date and reported under Derivatives on our Consolidated Balance Sheets.

Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to either settle on a net basis or to realize the asset and settle the liability simultaneously.

Insurance

Premiums from long-duration contracts, primarily life insurance, are recognized when due in Non-interest income – Insurance premiums, investment and fee income. Premiums from short-duration contracts, primarily property and casualty, and fees for administrative services are recognized in Insurance premiums, investment and fee income over the related contract period. Unearned premiums of the short-duration contracts, representing the unexpired portion of premiums, are reported in Other liabilities. Investments made by our insurance operations are classified as AFS or loans and receivables, except for investments supporting the policy benefit liabilities on life and health insurance contracts and a portion of property and casualty contracts. These are designated as at FVTPL with changes in fair value reported in Insurance premiums, investment and fee income.

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method (CALM), which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses, and provisions for adverse deviation. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Liabilities for life and property and casualty insurance are included in Insurance claims and policy benefit liabilities. Changes in Insurance claims and policy benefit liabilities are included in the Insurance policyholder benefits, claims and acquisition expense in our Consolidated Statements of Income in the period in which the estimates changed.

Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Reinsurance recoverables, which relate to paid benefits and unpaid claims, are included in Other assets.

Acquisition costs for new insurance business consist of commissions, premium taxes, certain underwriting costs and other costs that vary with the acquisition of new business. Deferred acquisition costs for life insurance products are implicitly recognized in insurance claims and policy benefit liabilities by CALM. For property and casualty insurance, these costs are classified as Other assets and amortized over the policy term.

Segregated funds are lines of business in which we issue an insurance contract where the benefit amount is directly linked to the market value of the investments held in the underlying fund. The contractual arrangement is such that the underlying segregated fund assets are registered in our name but the segregated fund policyholders bear the risks and rewards of the funds’ investment performance. Liabilities for these contracts are calculated based on contractual obligations using actuarial assumptions and are at least equivalent to the surrender or transfer value calculated by reference to the value of the relevant underlying funds or indices. Segregated funds’ assets and liabilities are separately presented on our Consolidated Balance Sheets. Fee income from segregated funds includes management fees, mortality, policy, administration and surrender charges. We provide minimum death benefit and maturity value guarantees on segregated funds. The liability associated with these minimum guarantees is recorded in Insurance claims and policy benefit liabilities.

Liability adequacy tests are performed for all insurance contract portfolios at each balance sheet date to ensure the adequacy of insurance contract liabilities. Current best estimates of future contractual cash flows, claims handling and administration costs, and investment returns from the assets backing the liabilities are taken into account in the tests. When the test results indicate that there is a deficiency in liabilities, the deficiency is charged immediately to our Consolidated Statements of Income by writing down the deferred acquisition costs in Other assets and/or increasing Insurance claims and policy benefit liabilities.

Employee benefits – Pensions and other post–employment benefits

We offer a number of benefit plans which provide pension and other benefits to eligible employees. These plans include registered defined benefit pension plans, supplemental pension plans, defined contribution plans and health, dental, disability and life insurance plans.

Investments held by the pension funds primarily comprise equity and fixed income securities and are valued at fair value. Defined benefit pension costs and the present value of accrued pension and other post–employment benefit obligations are calculated by the plans’ actuaries using the Projected Unit Credit Method. Our defined benefit pension expense, which is included in Non–interest expense – Human resources, consists of the cost of employee pension benefits for the current year’s service, interest cost on the liability, and expected return on plan assets. Actuarial gains and losses are recognized in profit or loss using the deferral (corridor) approach. Past service costs are charged immediately to income to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Gains and losses on curtailment or settlement of defined benefit plans are recognized in income when the curtailment or settlement occurs.

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For each defined benefit plan, we recognize the present value of our defined benefit obligations less the fair value of the plan, together with adjustments for any unrecognized actuarial gains and losses and unrecognized past service costs, as a defined benefit liability reported in Accrued pension and other post-employment benefits on our Consolidated Balance Sheets. For plans where the defined benefit liability is negative (i.e. defined benefit asset), the amount is reported as an asset in Prepaid pension benefit cost. The measurement of the asset is limited to the lower of (i) the defined benefit asset and (ii) the sum of actuarial losses and past service costs not yet recognized, and the present value of any refunds from the plan or reductions in the future contributions to the plan.

The calculation of defined benefit expenses and obligations depends on various assumptions such as discount rates, expected rates of return on assets, healthcare cost trend rates, projected salary increases, retirement age, and mortality and termination rates. The discount rate assumption is determined using a yield curve of AA corporate debt securities. All other assumptions are determined by management, applying significant judgment, and are reviewed by actuaries. Due to the long-term nature of these plans, such estimates and assumptions are subject to significant uncertainty. Actual experience that differs from the actuarial assumptions will affect the amounts of benefits obligations and expenses that we recognize.

Our contribution to defined contribution plans are expensed when employees have rendered services in exchange for such contributions, generally in the year of contribution. Defined contribution plan expense is included in Non–interest expense – Human resources.

Share–based compensation

We offer share–based compensation plans to certain key employees and to our non-employee directors.

To account for stock options granted to employees, compensation expense is recognized over the applicable vesting period with a corresponding increase in equity. Fair value is determined by using option valuation models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. When the options are exercised, the exercise price proceeds together with the amount initially recorded in equity are credited to common shares.

Our other compensation plans include performance deferred share plans and deferred share unit plans for key employees (the Plans). The Plans are settled in cash. The obligations for the Plans are accrued over their vesting periods. For share-settled awards, our accrued obligations are based on the fair value of our common shares at the date of grant. For cash-settled awards, our accrued obligations are adjusted to their fair value at each balance sheet date. Changes in our obligations under the Plans, net of related hedges, are recorded as Non–interest expense – Human resources in our Consolidated Statements of Income with a corresponding increase in Other liabilities or Share-based compensation awards in Retained earnings on our Consolidated Balance Sheets.

The compensation cost attributable to options and awards, granted to employees who are eligible to retire or will become eligible to retire during the vesting period, is recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date and the date the employee becomes eligible to retire.

Our contributions to the employee savings and share ownership plans are expensed as incurred.

Income taxes

Income tax comprises current tax and deferred tax and is recognized in our Consolidated Statements of Income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax payable on profits is recognized as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise, calculated using tax rates enacted or substantively enacted by the balance sheet date. Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for accounting purposes compared with tax purposes. A deferred income tax asset or liability is determined for each temporary difference, except for earnings related to our foreign operations and associates and interests in joint ventures and associates where the temporary differences will not reverse in the foreseeable future and we have the ability to control the timing of reversal. Deferred tax assets and liabilities are determined based on the tax rates that are expected to be in effect in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Both current and deferred tax assets and liabilities are offset when they are levied by the same taxation authority on either the same taxable entity or different taxable entities within the same tax reporting group (which intends to settle on a net basis), and when there is a legal right to offset. Our Consolidated Statements of Income include items that are non-taxable or non-deductible for income tax purposes and, accordingly, caused the income tax provision to be different from what it would be if based on statutory rates.

Deferred income taxes accumulated as a result of temporary differences and tax loss carryforwards are included in Other assets and Other liabilities. On a quarterly basis, we review our deferred income tax assets to determine whether it is probable that the benefits associated with these assets will be realized; this review involves evaluating both positive and negative evidence.

We are subject to income tax laws in various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authority. Significant judgment is required in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes due to uncertainty in timing and amount of taxable income and in the design and ability to implement tax planning strategies.

Business combinations, goodwill and other intangibles

All business combinations are accounted for using the acquisition method. Identifiable intangible assets are recognized separately from goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the business acquired over the fair value of the net identifiable assets acquired on the date of acquisition.

Goodwill

Goodwill is allocated to cash-generating units or groups of cash-generating units (CGU) for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management purposes. Impairment testing is performed annually as at August 1, or more frequently if there are indications that impairment may have occurred, by comparing the recoverable amount of a CGU with its carrying amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell, and its

52        Royal Bank of Canada        Second Quarter 2012

Note 2 Summary of significant accounting policies (continued)

value in use. Value in use is the present value of the expected future cash flows from a CGU. Significant judgment is required in estimating the fair value and value in use of our CGU, including the determination of future cash flows (uncertainty in timing and amount), discount rates (based on CGU-specific risks) and terminal growth rates. CGU-specific risks include country risk, business/operational risk, geographic risk (including political risk, devaluation risk, and government regulation), currency risk, and price risk (including product pricing risk and inflation). The carrying amount of a CGU includes the carrying amount of assets and goodwill allocated to the CGU. If the recoverable amount is less than the carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro rata based on the carrying amount of each asset. Any impairment loss is charged to income in the period in which the impairment is identified. Goodwill is stated at cost less accumulated impairment losses. Subsequent reversals of goodwill impairment are prohibited.

Upon disposal of a portion of a CGU, the carrying amount of goodwill relating to the portion of CGU sold is included in the determination of gains or losses on disposal. The carrying amount is determined based on the relative fair value of the disposed portion to the total CGU.

Other intangibles

Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years, and are assessed for indicators of impairment at each reporting period.

If there is an indication that a finite life intangible asset may be impaired, an impairment test is performed by comparing the carrying amount of the intangible asset to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the CGU to which the asset belongs. If the recoverable amount of the asset (or CGU) is less than its carrying amount, the carrying amount of the intangible asset is written down to its recoverable amount as an impairment loss.

An impairment loss recognized previously is reversed if there is a change in the estimates used to determine the recoverable amount of the asset (or CGU) since the last impairment loss recognized. If an impairment loss is subsequently reversed, the carrying amount of the asset (or CGU) is revised to the lower of its recoverable amount and the carrying amount that would have been determined (net of amortization) had there been no prior impairment. Significant judgment is required in estimating the useful lives and recoverable amounts of our intangible assets, and assessing whether certain events or circumstances constitute objective evidence of impairment. We do not have any intangibles with indefinite lives.

Other

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in Non-interest income in the Consolidated Statements of Income.

Non-monetary assets and liabilities that are measured at historical cost are translated into Canadian dollars at historical rates. Non-monetary financial assets classified as AFS securities, such as equity instruments, that are measured at fair value are translated into Canadian dollars at rates prevailing at the balance sheet date, and the resulting foreign exchange gains and losses are recorded in Other components of equity until the asset is sold or becomes impaired.

Assets and liabilities of our foreign operations with functional currencies other than the Canadian dollars are translated into Canadian dollar at rates prevailing at the balance sheet date, and income and expenses of these foreign operations are translated at average rates of exchange for the reporting period.

Unrealized gains or losses arising as a result of the translation of our foreign operations along with the effective portion of related hedges are reported in Other components of equity on an after-tax basis. Upon disposal or partial disposal of a foreign operation, an appropriate portion of the accumulated net translation gains or losses is included in Non-interest income.

Premises and equipment

Premises and equipment includes land, buildings, leasehold improvements, computer equipment, furniture, fixtures and other equipment, and are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recorded principally on a straight–line basis over the estimated useful lives of the assets, which are 25 to 50 years for buildings, 3 to 10 years for computer equipment, and 7 to 10 years for furniture, fixtures and other equipment. The amortization period for leasehold improvements is the lesser of the useful life of the leasehold improvements or the lease term plus the first renewal period, if reasonably assured of renewal, up to a maximum of 10 years. Land is not depreciated. Gains and losses on disposal are recorded in Non–interest income.

Premises and equipment are assessed for indicators of impairment at each reporting period. If there is an indication that an asset may be impaired, an impairment test is performed by comparing the asset’s carrying amount to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the CGU to which the asset belongs and test for impairment at the CGU level. An impairment charge is recorded to the extent the recoverable amount of an asset (or CGU), which is the higher of fair value less costs to sell and value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset (or CGU).

After the recognition of impairment, the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. If an impairment is later reversed, the carrying amount of the asset is revised to the lower of the asset’s recoverable amount and the carrying amount that would have been determined (net of depreciation) had there been no prior impairment loss. The depreciation charge in future periods is adjusted to reflect the revised carrying amount.

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Provisions

Provisions are liabilities of uncertain timing or amount. Provisions are recognized when we have a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are reflected under Other liabilities on our Consolidated Balance Sheets.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, such as an insurer, a separate asset is recognized if it is virtually certain that reimbursement will be received.

Interest, commissions and fees

Interest

Interest is recognized in Interest income and Interest expense in the Consolidated Statements of Income for all interest bearing financial instruments using the effective interest method.

Commission and fee income

Fees and commissions related to the acquisition of loans or securities are included in determination of their effective interest rate. However, if the financial instrument is carried at FVTPL, any associated fees are recognized in income when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining fair value, in which case the fees are included as part of the cost of the instrument. Portfolio management and other management advisory and service fees are recognized based on the applicable service contracts. Fees related to provision of services including asset management, wealth management, financial planning and custody services that cover a specified service period, are recognized over the period the service is provided. Fees such as underwriting fees and brokerage fees that are related to the provision of specific transaction type services are recognized when the service has been completed.

Dividend income

Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for listed equity securities, and usually the date when shareholders have approved the dividend for unlisted equity securities.

Leasing

A lease is an agreement whereby the lessor conveys to the lessee the right to use an asset for an agreed upon period of time in return for a payment or series of payments. A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of the leased asset to the lessee, where title may or may not eventually be transferred. An operating lease is a lease other than a finance lease.

Operating leases

When we are the lessee in an operating lease, we record rental payments on a straight-line basis over the lease term in Non-interest expense.

Finance leases

When we are the lessee in a finance lease, we initially record both the leased asset and the related lease obligation on our Consolidated Balance Sheets at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments, each determined at the date of inception of the lease. Initial direct costs directly attributed to the lease are recognized as an asset under the finance lease.

Earnings per share

Earnings per share is computed by dividing Net income available to common shareholders by the weighted average number of common shares outstanding for the period, net of treasury shares. Net income available to common shareholders is determined after deducting dividend entitlements of preferred shareholders, any gain (loss) on redemption of preferred shares net of related income taxes and the net income attributable to non-controlling interests.

Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities or contracts that entitle their holders to obtain common shares in the future, to the extent such entitlement is not subject to unresolved contingencies. For contracts that may be settled in cash or in common shares at our option, diluted earnings per share is calculated based on the assumption that such contracts will be settled in shares. Income and expenses associated with these types of contracts are excluded from the Net income available to common shareholders, and the additional number of shares that would be issued is included in the diluted earnings per share calculation. These contracts include our convertible Preferred Shares and Trust Capital Securities. For stock options whose exercise price is less than the average market price of our common shares, they are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

Share capital

We classify a financial instrument that we issue as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement.

Our common shares held by us are classified as treasury shares in equity and accounted for at weighted average cost. Upon the sale of treasury shares, the difference between the sale proceeds and the cost of the shares is recognized in Retained earnings. Financial instruments issued by us are classified as equity instruments when there is no contractual obligation to transfer cash or other financial assets. Incremental costs directly attributable to the issue of equity instruments are included in equity as a deduction from the proceeds, net of tax. Financial instruments that will be settled by a variable number of our common shares upon their conversion by the holders as well as the related accrued distributions are classified as liabilities on our Consolidated Balance Sheets. Dividends and yield distributions on these instruments are classified as Interest expense in our Consolidated Statements of Income.

54        Royal Bank of Canada        Second Quarter 2012

Note 2 Summary of significant accounting policies (continued)

Future accounting changes

We are currently assessing the impact of adopting the following standards on our consolidated financial statements:

IFRS 9 Financial Instruments (IFRS 9)

In November 2009, the IASB issued IFRS 9 as part of their plan to replace IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 requires financial assets, including hybrid contracts, to be measured at either fair value or amortized cost, on the basis of the entity’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. A financial asset that is held by an entity for the purpose of collecting contractual cash flows on specified dates per contractual terms should be measured at amortized cost. All other financial assets should be measured at fair value. When the entity changes its business model, which is expected to be an infrequent occurrence, it is required to reclassify the affected financial assets prospectively. For equity instruments, management has an option on initial recognition to irrevocably designate on an instrument–by–instrument basis to present the changes in their fair value directly in equity. There is no subsequent recycling of fair value gains and losses from equity to our Consolidated Statements of Income; however, dividends from such equity investments will continue to be recognized in profit or loss.

In October 2010, the IASB added to IFRS 9 the requirements for classification and measurement of financial liabilities previously included in IAS 39. IFRS 9 also eliminated the exception from fair value measurement for derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument, and require the changes in own credit risk for financial liabilities designated as at FVTPL to be reported in other comprehensive income. In December 2011, the IASB amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015. Accordingly, IFRS 9 will be effective for us on November 1, 2015.

IFRS 7 Financial Instruments: Disclosures (IFRS 7)

In October 2010, the IASB issued amendments to IFRS 7 which increase the disclosure requirements for transactions involving the transfer of financial assets. The amendments will provide further information to users about our continuing involvement with financial assets that have been transferred. The amendments will be effective for our annual Consolidated Financial Statements for the year ended October 31, 2012.

In December 2011, the IASB issued further amendments to IFRS 7 regarding disclosure of offsetting financial assets and financial liabilities. The amendments are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position. The amendments will be effective for us on November 1, 2013.

IAS 12 Income Taxes (IAS 12)

In December 2010, the IASB issued amendments to IAS 12 regarding deferred tax and the recovery of underlying assets. The amendments will be effective for us on November 1, 2012.

Consolidation and disclosure standards

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), and IFRS 12, Disclosure of Interests in Other Entities (IFRS 12). IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities (SIC-12) and amends IAS 27 Consolidated and Separate Financial Statements (IAS 27). IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company and establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 11 focuses on the classification of joint arrangements based on the rights and obligations of the arrangement, rather than its legal form, and addresses reporting inconsistencies by requiring a single method (equity method) to account for interests in joint ventures. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRSs, the IASB also issued amended and retitled IAS 27, Separate Financial Statements and IAS 28, Investments in Associates and Joint Ventures. The new requirements are effective for us on November 1, 2013.

IFRS 13 Fair Value Measurement (IFRS 13)

In May 2011, the IASB issued IFRS 13, which defines fair value and sets out a framework for measuring fair value in a single IFRS. IFRS 13 also requires disclosures about fair value measurements for non-financial assets. The measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value with limited exceptions. IFRS 13 will be effective for us on November 1, 2013.

IAS 1 Presentation of Financial Statements (IAS 1)

In June 2011, the IASB issued amendments to IAS 1 regarding the presentation of OCI. The amendments will be effective for us on November 1, 2012.

IAS 19 Employee Benefits (IAS 19)

In June 2011, the IASB issued amendments to IAS 19 regarding the recognition and measurement of defined benefit pension expense and termination benefits, including the elimination of the deferral and amortization of net actuarial gains or losses, and to the disclosures for all employee benefits. The amendments will be effective for us on November 1, 2013.

IAS 32 Financial Instruments: Presentation (IAS 32)

In December 2011, the IASB issued amendments to IAS 32 which clarify the existing requirements for offsetting financial assets and financial liabilities. The amendments will be effective for us on November 1, 2014.

Royal Bank of Canada        Second Quarter 2012        55

Note 3 First time adoption of IFRS

Transition to IFRS

The Canadian Accounting Standards Board has replaced Canadian GAAP with IFRS for all publically accountable enterprises for interim and annual financial statements relating to annual periods beginning on or after January 1, 2011. We have adopted IFRS effective November 1, 2011 and the date of transition is November 1, 2010.

Our accounting policies presented in Note 2 have been applied in preparing the Consolidated Financial Statements for the three and six-months ended April 30, 2012, the comparative information for the period ended April 30, 2011, the year ended October 31, 2011 and the opening IFRS financial statements as at November 1, 2010. In our transition from Canadian GAAP to IFRS, we followed the provisions of IFRS 1. The effects of transition to IFRS were recognized directly through retained earnings, or another category of equity, where appropriate as presented in this note. References below in parentheses (Ref. x) refer to the corresponding columns in our reconciliations of our Consolidated Balance Sheets, and Consolidated Statements of Income between Canadian GAAP and IFRS, presented below.

Principal exemptions under IFRS 1

IFRS 1 provides guidance to first-time adopters of IFRS on how to account for items on transition to IFRS. Generally, IFRS 1 requires an entity to apply IFRS retrospectively upon transition. It also offers some exemptions and requires certain exceptions from retrospective application. Our first-time adoption decisions regarding the exemptions are discussed below. Other exemptions available under IFRS 1, which are not discussed here, are either not material or not relevant to our business.

Mandatory exceptions

Derecognition

The derecognition requirements of IAS 39 have been applied prospectively to transactions occurring on or after January 1, 2004.

Hedge accounting

Hedge accounting has been applied from the Transition date only to hedging relationships that satisfy the hedge accounting criteria in IAS 39, as described in Note 2, at that date.

Estimates

Estimates made in accordance with IFRS at the Transition date are consistent with estimates previously made under Canadian GAAP.

Optional exemptions

Designation of previously recognized financial instruments (Ref. 1)

On adoption of IFRS, an entity is required to retrospectively apply IAS 39, and classify its financial instruments as of the date that the financial instrument was originally acquired. Alternatively, an entity is permitted to designate a previously recognized financial asset or financial liability as a financial asset or financial liability at FVTPL or a financial asset as AFS at the Transition date. Differences between the fair value and carrying value are recorded in opening Retained earnings. We have applied this election and designated the following financial assets and financial liabilities at transition.

	Fair value at Transition date	Classifications as previously reported	Carrying value as previously reported
Financial assets designated as available-for-sale	$7,297	Held-for-trading	$7,297
Financial assets designated as available-for-sale	3,232	Held-for-trading using fair value option	3,232
Financial assets designated as available-for-sale	564	Loans and receivables	629
Financial liabilities designated at fair value through profit or loss	128	Non-trading liabilities	138

Employee benefits (Ref. 2)

IFRS 1 provides the option to recognize cumulative actuarial gains and losses on employee benefit plans that are deferred under Canadian GAAP in opening Retained earnings at the Transition date. We have elected this option for all our employee defined pension benefit plans and other post-retirement benefits plans at the Transition date which results in a decrease to our opening Retained earnings of $1.36 billion. Our cumulative actuarial gains and losses is the sum of our unrecognized net actuarial loss, transitional (asset) obligation and prior service cost.

Cumulative foreign currency translation differences (Ref. 3)

IFRS 1 provides the option to reset the cumulative foreign currency translation gains and losses recorded in equity related to foreign subsidiaries to zero at the Transition date. We have elected this option and reset all the cumulative foreign currency translation gains and losses which arose from translation of our foreign operations to zero at the Transition date, with the impact recognized as a decrease to our opening Retained earnings of $1.66 billion.

Business combinations

IFRS 1 provides the option to apply IFRS 3, Business Combinations (IFRS 3), from any date up to and including the Transition date. Applying IFRS 3 from a date prior to the Transition date would require restatement of all business combinations that occurred between that date and the Transition date. We have elected to apply IFRS 3 prospectively from the Transition date; accordingly, business combinations completed prior to the Transition date have not been restated. This election has no impact on our opening Retained earnings.

56        Royal Bank of Canada        Second Quarter 2012

Note 3 First time adoption of IFRS (continued)

Insurance contracts

IFRS 1 provides the option to apply the transitional provisions in IFRS 4, Insurance Contracts (IFRS 4), which restricts changes in accounting policies for insurance contracts, including changes made by a first-time adopter of IFRS. We have elected to apply the transitional provisions in IFRS 4 which allow us to follow our previous Canadian GAAP accounting policies with respect to our insurance–related activities. This election has no impact on our opening Retained earnings.

Impact on transition to IFRS

A summary of the material differences that are applicable to us is presented below.

Item	Canadian GAAP	IFRS	Impact on transition
Ref. 4	Goodwill IAS 36, Impairment of Assets (IAS 36)

Goodwill is allocated to reporting units (RU) that are expected to benefit from the synergies of the business combination from which it arose. A RU is defined as an identified operating segment or one level below an identified operating segment. We had eight RU under Canadian GAAP.

For impairment testing purposes, goodwill is assessed first by comparing a RU’s carrying amount to its fair value. If the carrying value of a RU exceeds its fair value, the fair value of the RU’s goodwill is imputed by determining the fair value of the assets and liabilities of the RU and allocating the residual fair value to goodwill. An impairment loss is recorded to the extent that the carrying value of a RU’s goodwill exceeds its imputed fair value. There is no reversal of an impairment loss.

Goodwill is allocated to CGU that are expected to benefit from the synergies of the business combination from which it arose. We have 10 CGU under IFRS.

Goodwill is impaired when the carrying value of a CGU exceeds its recoverable amount. Impairment cannot be reversed. An impairment test must be performed as at the date of transition to IFRS.

Our goodwill allocation under Canadian GAAP, which was presented in Note 10 to our 2011 Annual Consolidated Financial Statements, was realigned to the new CGU we have identified. Our International Banking RU resides in two CGU, U.S. Banking and Caribbean Banking. Our Global Asset Management RU also resides in two CGU: Canadian Wealth Management and Global Asset Management.

We performed our impairment test as at the Transition date on the basis of the CGU identified. The results of this test indicated that the carrying amount of our U.S. Banking CGU exceeded its recoverable amount as determined using a discounted cash flow value-in-use model. Key inputs to the model included a discount rate of 10.5% and a terminal growth rate of 3.5%. Accordingly, the goodwill in our U.S. Banking CGU was written down to zero, which reduced our opening Retained earnings by $1.26 billion.

Ref. 5	Securitization (derecognition) IAS 39
	Derecognition of financial assets is primarily based on the legal form of the transaction and an analysis of whether the seller retains control of the assets and whether the assets are legally isolated from the seller and its creditors, even in the event of a bankruptcy.	Derecognition is based on transfer of risks and rewards; control is only considered when substantially all risks and rewards have been neither transferred nor retained.

Most assets transferred in our securitization transactions do not qualify for derecognition. As a result, the assets and associated liabilities are recognized on our Consolidated Balance Sheets. The gains previously recognized under Canadian GAAP were recorded as a transition adjustment which decreased our opening Retained earnings by $415 million.

Although this policy change significantly impacts our opening IFRS balance sheets and reduces our opening Retained earnings, we will recognize the net income generated by the assets over their remaining lives.

Royal Bank of Canada        Second Quarter 2012        57

Item	Canadian GAAP	IFRS	Impact on Transition
Ref. 6	Consolidation of specific purpose entities IAS 27, SIC-12
	Consolidation is based on a controlling financial interest model. For variable interest entities (VIEs), consolidation is assessed based on an analysis of economic risks and rewards, and is consolidated by the party that absorbs a majority of the entity’s expected losses or has the right to receive a majority of the expected residual returns.	SPEs created to accomplish a narrow and well-defined objective are consolidated based on a control model, which is broader than the concepts applied under Canadian GAAP. Control encompasses both decision making ability and the economic consequence of those abilities (i.e. benefits and risks). IFRS does not have a concept of VIEs.	Certain entities which we previously did not consolidate are consolidated and others which we consolidated have been deconsolidated. The associated assets and liabilities were adjusted on our Consolidated Balance Sheets and the profits (losses) previously recognized or unrecognized were included as a transition adjustment which decreased our opening Retained earnings by $226 million.
Ref. 7	Insurance contracts IFRS 4

Financial statements of an insurance company must exclude the assets, liabilities, revenues and expenses of segregated funds, but include the fee income earned and the cost of any guarantees or other contract holder benefits borne by the insurer from the administration of those accounts.

Life and health insurance providers are required to net reinsurance premiums, reinsurance paid claims and reinsurance recoverable against the premium incomes, paid claims and actuarial liabilities.

Investments held in segregated funds are recognized as assets of the insurance company as they are legally owned and are kept in a separate account. The insurance company also has a liability to the policy holders to sell the underlying assets and repay the policyholders when they redeem the segregated accounts.

Insurers should not offset reinsurance assets against the related insurance liabilities, and similarly, should not offset income/expense from reinsurance against the expense/income from related insurance contracts.

Investments held in segregated funds, which were not recognized under Canadian GAAP, are recorded on our Consolidated Balance Sheets with a corresponding liability to the policy holders.

Reinsurance recoverable and the related policy benefit liabilities, which were offset under Canadian GAAP, are presented separately as assets and liabilities, respectively, on our Consolidated Balance Sheets.

These policy changes affect the presentation of assets and liabilities on our Consolidated Balance Sheets but do not impact our opening Retained earnings.

Ref. 8	Discontinued operations IFRS 5, Non-current Assets Held-for-Sale and Discontinued Operations
	The results of discontinued operations are reported as a separate component of income or loss for both current and prior periods. The assets and liabilities of a disposal group classified as held for sale or that has been sold, are presented separately in the asset and liability sections, respectively, of the balance sheet for the current and all comparative periods.	Restatement of prior period balance sheets as a result of discontinued operations is not permitted. Balance sheet adjustments related to discontinued operations are made prospectively from the date of classification as discontinued operations. The results of discontinued operations are reported as a separate component of income or loss for both current and all comparative periods.

To reconcile our IFRS Consolidated Balance Sheets to Canadian GAAP as at January 31, 2011 and November 1, 2010, we reversed the impact of discontinued operations related to the sale of our US regional retail operations announced during the third quarter of 2011 for which prior period results were adjusted in accordance with Canadian GAAP at the time of the announcement.

Under IFRS, the classification of our U.S. regional retail banking operations and other assets as discontinued operations is reflected on our Consolidated Balance Sheets beginning in the quarter ending July 31, 2011. The sale of Liberty Life Insurance Company announced in October 2010 continues to be reflected on our Consolidated Balance Sheets as discontinued operations under IFRS from the Transition date.

58        Royal Bank of Canada        Second Quarter 2012

Note 3 First time adoption of IFRS (continued)

Item	Canadian GAAP	IFRS	Impact on Transition
Ref. 9	Hedging and other IAS 39
In a qualifying hedge relationship, all or a portion of a recognized asset or liability can be designated as the hedged item. A portion of the hedged item is defined as either (a) a percentage of the entire recognized asset or liability, (b) all or a percentage of one or more selected cash flows, or (c) an embedded derivative that is not accounted for separately.

A portion of the cash flows of a financial asset or liability can be designated as the hedged item only if the selected cash flows are less than the total cash flows of the asset or liability.

For liabilities whose effective interest rate is below the benchmark interest rate, we are not permitted to select benchmark-based cash flows as the hedged item because these cash flows would be greater than the total cash flows of the liability.

Hedge accounting has been applied only to hedging relationships that satisfy the hedge accounting criteria in IAS 39 at the Transition date. Certain cash flow hedges which qualify for hedge accounting under Canadian GAAP do not qualify under IFRS because the hedged items are portions of deposit liabilities whose cash flows are below the benchmark interest rate. The amounts accumulated in equity relating to these hedges have been reduced to zero with the impact recognized as a reduction to our opening Retained earnings of approximately $350 million.

Although this policy change significantly impacts our opening IFRS balance sheet and reduces our opening Retained earnings, the amortization of losses previously deferred in OCI will no longer be recognized in net income in future periods.

Other presentation differences

Non-controlling Interest

Under Canadian GAAP, the portion of income attributable to non-controlling interests of subsidiaries (NCI) is deducted prior to the presentation of net income from continuing operations in the Consolidated Statement of Income. Under IFRS, net income from continuing operations reflects income attributable to both shareholders and NCI. Net income under IFRS is apportioned between our shareholders and NCI after the effects of all continuing and discontinued operations have been presented.

Reconciliations from Canadian GAAP to IFRS

The tables below show the reconciliations from Canadian GAAP to IFRS for our Consolidated Balance Sheets as at October 31, 2011, April 30, 2011, January 31, 2011 and November 1, 2010, and our Consolidated Statements of Income, Comprehensive Income, and Cash Flows for the year ended October 31, 2011, for the three and six-months ended April 30, 2011, and for the three-months ended January 31, 2011.

Royal Bank of Canada        Second Quarter 2012        59

Reconciliation of Canadian GAAP and IFRS – Consolidated Balance Sheet and Equity as at October 31, 2011

	Canadian GAAP	IFRS 1 Elections			Other accounting policy differences
		Classification of financial instruments (Ref. 1)	Employee benefits (Ref. 2)	Cumulative translation differences (Ref. 3)	Goodwill (Ref. 4)	Securitization (derecognition) (Ref. 5)	Special purpose entities (Ref. 6)	Insurance contracts (Ref. 7)	Hedging and other (Ref. 9) (1)	Total impact	IFRS
Assets
Cash and due from banks	$13,247	$–	$–	$–	$–	$–	$(66)	$–	$(753)	$(819)	$12,428
Interest-bearing deposits with banks	12,181	–	–	–	–	–	–	–	(5,721)	(5,721)	6,460
Securities
Trading	145,274	(4,713)	–	–	–	(12,644)	211	–	–	(17,146)	128,128
Available-for-sale	34,284	4,686	–	–	–	(830)	607	–	147	4,610	38,894
	179,558	(27)	–	–	–	(13,474)	818	–	147	(12,536)	167,022
Assets purchased under reverse repurchase agreements and securities borrowed	84,947	–	–	–	–	–	–	–	–	–	84,947
Loans
Retail	228,484	–	–	–	–	53,751	2,658	–	(148)	56,261	284,745
Wholesale	69,758	(28)	–	–	–	–	(1,019)	–	(3,959)	(5,006)	64,752
	298,242	(28)	–	–	–	53,751	1,639	–	(4,107)	51,255	349,497
Allowance for loan losses	(1,958)	44	–	–	–	–	–	–	(53)	(9)	(1,967)
	296,284	16	–	–	–	53,751	1,639	–	(4,160)	51,246	347,530
Investments for account of segregated fund holders	–	–	–	–	–	–	–	320	–	320	320
Other
Customers’ liability under acceptances	7,689	–	–	–	–	–	–	–	–	–	7,689
Derivatives	100,013	–	–	–	–	32	(395)	–	–	(363)	99,650
Premises and equipment, net	2,490	–	–	–	–	–	–	–	–	–	2,490
Goodwill	7,703	–	–	–	22	–	–	–	(115)	(93)	7,610
Other intangibles	2,115	–	–	–	–	–	–	–	–	–	2,115
Assets of discontinued operations	27,143	(2)	11	–	–	–	–	–	–	9	27,152
Investment in associates	189	–	–	–	–	–	–	–	(47)	(47)	142
Prepaid pension benefit cost	1,697	–	(1,386)	–	–	–	–	–	–	(1,386)	311
Other assets	16,446	1	402	–	–	53	59	248	10,758	11,521	27,967
Total assets	$751,702	$(12)	$(973)	$–	$22	$40,362	$2,055	$568	$109	$42,131	$793,833
Liabilities
Deposits
Personal	$166,030	$–	$–	$–	$–	$–	$–	$–	$–	$–	$166,030
Business and government	258,494	–	–	–	–	44,348	1,176	–	(6,507)	39,017	297,511
Bank	19,657	–	–	–	–	–	–	–	(4,096)	(4,096)	15,561
	444,181	–	–	–	–	44,348	1,176	–	(10,603)	34,921	479,102
Insurance and investment contracts for account of segregated fund holders	–	–	–	–	–	–	–	320	–	320	320
Other
Acceptances	7,689	–	–	–	–	–	–	–	–	–	7,689
Obligations related to securities sold short	44,284	–	–	–	–	–	–	–	–	–	44,284
Obligations related to assets sold under repurchase agreements and securities loaned	46,188	–	–	–	–	(3,453)	–	–	–	(3,453)	42,735
Derivatives	101,437	–	–	–	–	(915)	–	–	–	(915)	100,522
Insurance claims and policy benefit liabilities	6,875	–	–	–	–	–	–	244	–	244	7,119
Liabilities of discontinued operations	20,071	5	–	–	–	–	–	–	–	5	20,076
Accrued pension and other post-employment benefit expense	1,531	–	108	–	–	–	–	–	–	108	1,639
Other liabilities	28,049	(6)	86	–	(34)	778	(491)	4	10,855	11,192	39,241
	256,124	(1)	194	–	(34)	(3,590)	(491)	248	10,855	7,181	263,305
Subordinated debentures	7,749	–	–	–	–	–	1,000	–	–	1,000	8,749
Trust capital securities	–	–	–	–	–	–	894	–	–	894	894
Total liabilities	$708,054	$(1)	$194	$–	$(34)	$40,758	$2,579	$568	$252	$44,316	$752,370
Non-controlling interest in subsidiaries	1,941										n.a.
Equity attributable to shareholders
Preferred shares	4,813	–	–	–	–	–	–	–	–	–	4,813
Common shares	14,017	–	–	–	–	–	–	–	(7)	(7)	14,010
Treasury shares – preferred	–	–	–	–	–	–	–	–	–	–	–
– common	8	–	–	–	–	–	–	–	–	–	8
Retained earnings	24,494	(6)	(1,167)	(1,632)	(34)	(396)	(310)	–	(568)	(4,113)	20,381
Other components of equity	(1,625)	(5)	–	1,632	90	–	(34)	–	432	2,115	490
	41,707	(11)	(1,167)	–	56	(396)	(344)	–	(143)	(2,005)	39,702
Non-controlling interests	n.a.	–	–	–	–	–	(180)	–	–	(180)	1,761
Total equity	n.a.	(11)	(1,167)	–	56	(396)	(524)	–	(143)	(2,185)	41,463
Total liabilities and equity	$751,702	$(12)	$(973)	$–	$22	$40,362	$2,055	$568	$109	$42,131	$793,833

(1)	As presented in Note 10 and Note 12, during the quarter, we retrospectively reclassified cash collateral paid from Interest bearing deposits with banks and Loans – Wholesale to Other assets and cash collateral received from Deposits to Other liabilities. For the purpose of this reconciliation, all retrospective changes are reflected in Hedging and other.
n.a.	Under IFRS, Non-controlling interests are presented as a component of Total equity.

60        Royal Bank of Canada        Second Quarter 2012

Note 3 First time adoption of IFRS (continued)

Reconciliation of Canadian GAAP and IFRS – Consolidated Balance Sheet and Equity as at April 30, 2011

	Canadian GAAP	IFRS 1 Elections			Other accounting policy differences
		Classification of financial instruments (Ref. 1)	Employee benefits (Ref. 2)	Cumulative translation differences (Ref. 3)	Goodwill (Ref. 4)	Securitization (derecognition) (Ref. 5)	Special purpose entities (Ref. 6)	Insurance contracts (Ref. 7)	Discontinued operations (Ref. 8)	Hedging and other (Ref. 9) (1)	Total impact	IFRS
Assets
Cash and due from banks	$8,361	$–	$–	$–	$–	$–	$(65)	$–	$588	$(620)	$(97)	$8,264
Interest-bearing deposits with banks	13,223	–	–	–	–	–	–	–	–	(5,197)	(5,197)	8,026
Securities
Trading	171,523	(3,734)	–	–	–	(13,540)	831	–	61	–	(16,382)	155,141
Available-for-sale	31,619	3,950	–	–	–	1,965	621	–	5,804	143	12,483	44,102
	203,142	216	–	–	–	(11,575)	1,452	–	5,865	143	(3,899)	199,243
Assets purchased under reverse repurchase agreements and securities borrowed	79,830	–	–	–	–	–	–	–	–	–	–	79,830
Loans
Retail	218,820	–	–	–	–	50,616	1,955	–	6,182	(131)	58,622	277,442
Wholesale	62,014	(320)	–	–	–	–	(1,010)	–	11,149	(3,102)	6,717	68,731
	280,834	(320)	–	–	–	50,616	945	–	17,331	(3,233)	65,339	346,173
Allowance for loan losses	(1,935)	85	–	–	–	–	–	–	(761)	(47)	(723)	(2,658)
	278,899	(235)	–	–	–	50,616	945	–	16,570	(3,280)	64,616	343,515
Investments for account of segregated fund holders	–	–	–	–	–	–	–	304	–	–	304	304
Other
Customers’ liability under acceptances	7,198	–	–	–	–	–	–	–	5	–	5	7,203
Derivatives	82,577	–	–	–	–	(95)	(31)	–	43	–	(83)	82,494
Premises and equipment, net	2,329	–	–	–	–	–	–	–	328	–	328	2,657
Goodwill	7,633	–	–	–	(1,302)	–	–	–	1,303	(115)	(114)	7,519
Other intangibles	1,879	–	–	–	–	–	–	–	180	–	180	2,059
Assets of discontinued operations	26,864	–	–	–	–	–	–	–	(26,864)	–	(26,864)	–
Investment in associates	188	–	–	–	–	–	–	–	–	(49)	(49)	139
Prepaid pension benefit cost	1,827	–	(1,562)	–	–	–	–	–	–	–	(1,562)	265
Other assets	14,967	2	429	–	132	161	(111)	591	1,982	8,578	11,764	26,731
Total assets	$728,917	$(17)	$(1,133)	$–	$(1,170)	$39,107	$2,190	$895	$–	$(540)	$39,332	$768,249
Liabilities
Deposits
Personal	$154,282	$–	$–	$–	$–	$–	$–	$–	$9,873	$–	$9,873	$164,155
Business and government	249,381	–	–	–	–	43,537	1,885	–	7,647	(3,822)	49,247	298,628
Bank	20,071	–	–	–	–	–	–	–	123	(4,469)	(4,346)	15,725
	423,734	–	–	–	–	43,537	1,885	–	17,643	(8,291)	54,774	478,508
Insurance and investment contracts for account of segregated fund holders	–	–	–	–	–	–	–	304	–	–	304	304
Other
Acceptances	7,198	–	–	–	–	–	–	–	5	–	5	7,203
Obligations related to securities sold short	62,042	–	–	–	–	–	–	–	–	–	–	62,042
Obligations related to assets sold under repurchase agreements and securities loaned	43,619	–	–	–	–	(4,088)	–	–	370	–	(3,718)	39,901
Derivatives	85,762	–	–	–	–	(563)	–	–	1	–	(562)	85,200
Insurance claims and policy benefit liabilities	6,307	–	–	–	–	–	–	589	–	–	589	6,896
Liabilities of discontinued operations	19,034	–	–	–	–	–	–	–	(19,034)	–	(19,034)	–
Accrued pension and other post-employment benefit expense	1,484	–	104	–	–	–	–	–	–	–	104	1,588
Other liabilities	28,693	(11)	(11)	–	–	821	(1,208)	2	1,015	7,999	8,607	37,300
	254,139	(11)	93	–	–	(3,830)	(1,208)	591	(17,643)	7,999	(14,009)	240,130
Subordinated debentures	7,603	–	–	–	–	–	974	–	–	–	974	8,577
Trust capital securities	742	–	–	–	–	–	899	–	–	–	899	1,641
Total liabilities	686,218	(11)	93	–	–	39,707	2,550	895	–	(292)	42,942	729,160
Non-controlling interest in subsidiaries	2,264											n.a.
Equity attributable to shareholders
Preferred shares	4,813	–	–	–	–	–	–	–	–	–	–	4,813
Common shares	13,550	–	–	–	–	–	–	–	–	–	–	13,550
Treasury shares – preferred	(2)	–	–	–	–	–	–	–	–	–	–	(2)
– common	5	–	–	–	–	–	–	–	–	–	–	5
Retained earnings	24,676	(17)	(1,226)	(1,665)	(1,260)	(464)	(170)	–	–	(671)	(5,473)	19,203
Other components of equity	(2,607)	11	–	1,665	90	(136)	(21)	–	–	430	2,039	(568)
	40,435	(6)	(1,226)	–	(1,170)	(600)	(191)	–	–	(241)	(3,434)	37,001
Non-controlling interests	n.a.	–	–	–	–	–	(169)	–	–	(7)	(176)	2,088
Total equity	n.a.	(6)	(1,226)	–	(1,170)	(600)	(360)	–	–	(248)	(3,610)	39,089
Total liabilities and equity	$728,917	$(17)	$(1,133)	$–	$(1,170)	$39,107	$2,190	$895	$–	$(540)	$39,332	$768,249

(1)	As presented in Note 10 and Note 12, during the quarter, we retrospectively reclassified cash collateral paid from Interest bearing deposits with banks and Loans – Wholesale to Other assets and cash collateral received from Deposits to Other liabilities. For the purpose of this reconciliation, all retrospective changes are reflected in Hedging and other.
n.a.	Under IFRS, Non-controlling interests are presented as a component of Total equity.

Royal Bank of Canada        Second Quarter 2012        61

Reconciliation of Canadian GAAP and IFRS – Consolidated Balance Sheet and Equity as at January 31, 2011

	Canadian GAAP	IFRS 1 Elections			Other accounting policy differences							IFRS
		Classification of financial instruments (Ref. 1)	Employee benefits (Ref. 2)	Cumulative translation differences (Ref. 3)	Goodwill (Ref. 4)	Securitization (derecognition) (Ref. 5)	Special purpose entities (Ref. 6)	Insurance contracts (Ref. 7)	Discontinued operations (Ref. 8)	Hedging and other (Ref. 9) (1)	Total impact
Assets
Cash and due from banks	$7,674	$–	$–	$–	$–	$–	$(53)	$–	$537	$(304)	$180	$7,854
Interest-bearing deposits with banks	11,342	–	–	–	–	–	–	–	–	(4,459)	(4,459)	6,883
Securities
Trading	165,946	(3,592)	–	–	–	(12,863)	739	–	113	–	(15,603)	150,343
Available-for-sale	40,561	4,114	–	–	–	676	1,495	–	5,405	111	11,801	52,362
	206,507	522	–	–	–	(12,187)	2,234	–	5,518	111	(3,802)	202,705
Assets purchased under reverse repurchase agreements and securities borrowed	79,258	–	–	–	–	–	1	–	–	–	1	79,259
Loans
Retail	216,618	–	–	–	–	50,670	1,012	–	6,623	(131)	58,174	274,792
Wholesale	60,752	(723)	–	–	–	–	(801)	–	12,397	(3,202)	7,671	68,423
	277,370	(723)	–	–	–	50,670	211	–	19,020	(3,333)	65,845	343,215
Allowance for loan losses	(1,993)	175	–	–	–	–	–	–	(914)	(52)	(791)	(2,784)
	275,377	(548)	–	–	–	50,670	211	–	18,106	(3,385)	65,054	340,431
Investments for account of segregated fund holders	–	–	–	–	–	–	–	299	(22)	–	277	277
Other
Customers’ liability under acceptances	7,492	–	–	–	–	–	–	–	7	–	7	7,499
Derivatives	73,563	–	–	–	–	(118)	(32)	–	48	–	(102)	73,461
Premises and equipment, net	2,235	–	–	–	–	–	–	–	347	–	347	2,582
Goodwill	7,820	–	–	–	(1,378)	–	–	–	1,378	(115)	(115)	7,705
Other intangibles	1,889	–	–	–	–	–	–	–	204	–	204	2,093
Assets of discontinued operations	33,331	–	–	–	–	–	–	–	(27,776)	–	(27,776)	5,555
Investment in associates	174	–	–	–	–	–	–	–	–	(40)	(40)	134
Prepaid pension benefit cost	1,905	–	(1,654)	–	–	–	–	–	–	1	(1,653)	252
Other assets	12,543	22	458	–	140	170	(121)	954	1,653	9,463	12,739	25,282
Total assets	$721,110	$(4)	$(1,196)	$–	$(1,238)	$38,535	$2,240	$1,253	$–	$1,272	$40,862	$761,972
Liabilities
Deposits
Personal	$151,619	$–	$–	$–	$–	$–	$–	$–	$10,014	$–	$10,014	$161,633
Business and government	245,113	–	–	–	–	45,585	2,577	–	7,883	(3,862)	52,183	297,296
Bank	22,285	–	–	–	–	–	–	–	205	(3,630)	(3,425)	18,860
	419,017	–	–	–	–	45,585	2,577	–	18,102	(7,492)	58,772	477,789
Insurance and investment contracts for account of segregated fund holders	–	–	–	–	–	–	–	299	(22)	–	277	277
Other
Acceptances	7,492	–	–	–	–	–	–	–	7	–	7	7,499
Obligations related to securities sold short	56,440	–	–	–	–	–	–	–	–	–	–	56,440
Obligations related to assets sold under repurchase agreements and securities loaned	53,352	–	–	–	–	(6,501)	–	–	375	–	(6,126)	47,226
Derivatives	77,357	–	–	–	–	(576)	6	–	2	–	(568)	76,789
Insurance claims and policy benefit liabilities	6,156	–	–	–	–	–	–	952	(368)	–	584	6,740
Liabilities of discontinued operations	23,781	–	–	–	–	–	–	–	(18,959)	–	(18,959)	4,822
Accrued pension and other post-employment benefit expense	1,479	–	101	–	–	–	–	–	–	–	101	1,580
Other liabilities	24,945	(29)	4	(1)	–	704	(1,823)	2	863	8,960	8,680	33,625
	251,002	(29)	105	(1)	–	(6,373)	(1,817)	954	(18,080)	8,960	(16,281)	234,721
Subordinated debentures	8,041	–	–	–	–	–	994	–	–	–	994	9,035
Trust capital securities	735	–	–	–	–	–	900	–	–	–	900	1,635
Total liabilities	678,795	(29)	105	(1)	–	39,212	2,654	1,253	–	1,468	44,662	723,457
Non-controlling interest in subsidiaries	2,250											n.a.
Equity attributable to shareholders
Preferred shares	4,813	–	–	–	–	–	–	–	–	–	–	4,813
Common shares	13,419	–	–	–	–	–	–	–	–	–	–	13,419
Treasury shares – preferred	(2)	–	–	–	–	–	–	–	–	–	–	(2)
– common	(59)	–	–	–	–	–	–	–	–	–	–	(59)
Retained earnings	23,988	(40)	(1,304)	(1,664)	(1,261)	(457)	(192)	–	–	(655)	(5,573)	18,415
Other components of equity	(2,094)	65	3	1,665	23	(220)	(32)	–	–	466	1,970	(124)
	40,065	25	(1,301)	1	(1,238)	(677)	(224)	–	–	(189)	(3,603)	36,462
Non-controlling interests	n.a.	–	–	–	–	–	(190)	–	–	(7)	(197)	2,053
Total equity	n.a.	25	(1,301)	1	(1,238)	(677)	(414)	–	–	(196)	(3,800)	38,515
Total liabilities and equity	$721,110	$(4)	$(1,196)	$–	$(1,238)	$38,535	$2,240	$1,253	$–	1,272	$40,862	$761,972

(1)	As presented in Note 10 and Note 12, during the quarter, we retrospectively reclassified cash collateral paid from Interest bearing deposits with banks and Loans – Wholesale to Other assets and cash collateral received from Deposits to Other liabilities. For the purpose of this reconciliation, all retrospective changes are reflected in Hedging and other.
n.a.	Under IFRS, Non-controlling interests are presented as a component of Total equity.

62        Royal Bank of Canada        Second Quarter 2012

Note 3 First time adoption of IFRS (continued)

Reconciliation of Canadian GAAP and IFRS – Consolidated Balance Sheet and Equity as at November 1, 2010

		IFRS 1 Elections			Other accounting policy differences
	Canadian GAAP	Classification of financial instruments (Ref. 1)	Employee benefits (Ref. 2)	Cumulative translation differences (Ref. 3)	Goodwill (Ref. 4)	Securitization (derecognition) (Ref. 5)	Special purpose entities (Ref. 6)	Insurance contracts (Ref. 7)	Discontinued operations (Ref. 8)	Hedging and other (Ref. 9) (1)	Total impact	IFRS
Assets
Cash and due from banks	$8,440	$–	$–	$–	$–	$–	$(30)	$–	$888	$(762)	$96	$8,536
Interest-bearing deposits with banks	13,254	–	–	–	–	–	–	–	(2)	(6,011)	(6,103)	7,241
Securities
Trading	144,925	(3,274)	–	–	–	(12,550)	615	–	124	(1)	(15,086)	129,839
Available-for-sale	38,594	3,795	–	–	–	817	821	–	5,076	141	10,650	49,244
	183,519	521	–	–	–	(11,733)	1,436	–	5,200	140	(4,436)	179,083
Assets purchased under reverse repurchase agreements and securities borrowed	72,698	–	–	–	–	–	–	–	–	–	–	72,698
Loans
Retail	214,937	–	–	–	–	48,311	1,920	–	6,892	(133)	56,990	271,927
Wholesale	60,107	(775)	–	–	–	–	(793)	–	12,789	(3,731)	7,490	67,597
	275,044	(775)	–	–	–	48,311	1,127	–	19,681	(3,864)	64,480	339,524
Allowance for loan losses	(2,038)	179	–	–	–	–	–	–	(958)	(50)	(829)	(2,867)
	273,006	(596)	–	–	–	48,311	1,127	–	18,723	(3,914)	63,651	336,657
Investments for account of segregated fund holders	–	–	–	–	–	–	–	279	(22)	–	257	257
Other
Customers’ liability under acceptances	7,371	–	–	–	–	–	–	–	–	–	–	7,371
Derivatives	106,155	–	–	–	–	(24)	(90)	–	68	–	(46)	106,109
Premises and equipment, net	2,139	–	–	–	–	–	–	–	362	–	362	2,501
Goodwill	6,660	–	–	–	(1,404)	–	–	–	1,404	(107)	(107)	6,553
Other intangibles	1,710	–	–	–	–	–	–	–	216	(1)	215	1,925
Assets of discontinued operations	34,364	–	–	–	–	–	–	–	(28,641)	–	(28,641)	5,723
Investment in associates	171	–	–	–	–	–	–	–	–	(40)	(40)	131
Prepaid pension benefit cost	1,992	–	(1,740)	–	–	–	–	–	–	14	(1,726)	266
Other assets	14,727	(19)	474	–	143	116	(22)	977	1,804	12,121	15,594	30,321
Total assets	$726,206	$(94)	$(1,266)	$–	$(1,261)	$36,670	$2,421	$1,256	$–	$1,440	$39,166	$765,372
Liabilities
Deposits
Personal	$151,347	$–	$–	$–	$–	$–	$–	$–	$10,346	$–	$10,346	$161,693
Business and government	239,233	–	–	–	–	42,820	2,568	–	7,964	(5,050)	48,302	287,535
Bank	23,981	–	–	–	–	–	–	–	162	(4,858)	(4,696)	19,285
	414,561	–	–	–	–	42,820	2,568	–	18,472	(9,908)	53,952	468,513
Insurance and investment contracts for account of segregated fund holders	–	–	–	–	–	–	–	279	(22)	–	257	257
Other
Acceptances	7,371	–	–	–	–	–	–	–	–	–	–	7,371
Obligations related to securities sold short	46,597	–	–	–	–	–	–	–	–	–	–	46,597
Obligations related to assets sold under repurchase agreements and securities loaned	41,207	–	–	–	–	(5,577)	–	–	376	–	(5,201)	36,006
Derivatives	108,908	–	–	–	–	(843)	10	–	2	–	(831)	108,077
Insurance claims and policy benefit liabilities	6,273	–	–	–	–	–	–	977	(381)	(2)	594	6,867
Liabilities of discontinued operations	24,454	–	–	–	–	–	–	–	(19,442)	–	(19,442)	5,012
Accrued pension and other post-employment benefit expense	1,477	–	98	–	–	–	–	–	–	1	99	1,576
Other liabilities	26,743	(40)	–	–	–	758	(1,642)	–	955	11,504	11,575	38,318
	263,030	(40)	98	–	–	(5,662)	(1,632)	977	(18,450)	11,503	(13,206)	249,824
Subordinated debentures	6,681	–	–	–	–	–	995	–	–	–	995	7,676
Trust capital securities	727	–	–	–	–	–	900	–	–	–	900	1,627
Total liabilities	684,999	(40)	98	–	–	37,158	2,831	1,256	–	1,595	42,898	727,897
Non-controlling interest in subsidiaries	2,256											n.a.
Equity attributable to shareholders
Preferred shares	4,813	–	–	–	–	–	–	–	–	–	–	4,813
Common shares	13,378	–	–	–	–	–	–	–	–	–	–	13,378
Treasury shares – preferred	(2)	–	–	–	–	–	–	–	–	–	–	(2)
– common	(81)	–	–	–	–	–	–	–	–	–	–	(81)
Retained earnings	22,942	(57)	(1,364)	(1,664)	(1,261)	(415)	(226)	–	–	(668)	(5,655)	17,287
Other components of equity	(2,099)	3	–	1,664	–	(73)	(29)	–	–	520	2,085	(14)
	38,951	(54)	(1,364)	–	(1,261)	(488)	(255)	–	–	(148)	(3,570)	35,381
Non-controlling interests	n.a.	–	–	–	–	–	(155)	–	–	(7)	(162)	2,094
Total equity	n.a.	(54)	(1,364)	–	(1,261)	(488)	(410)	–	–	(155)	(3,732)	37,475
Total liabilities and equity	$726,206	$(94)	$(1,266)	$–	$(1,261)	$36,670	$2,421	$1,256	$–	$1,440	$39,166	$765,372

(1)	As presented in Note 10 and Note 12, during the quarter, we retrospectively reclassified cash collateral paid from Interest bearing deposits with banks and Loans – Wholesale to Other assets and cash collateral received from Deposits to Other liabilities. For the purpose of this reconciliation, all retrospective changes are reflected in Hedging and other.
n.a.	Under IFRS, Non-controlling interests are presented as a component of Total equity.

Royal Bank of Canada        Second Quarter 2012        63

Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Income for the year ended October 31, 2011

		IFRS 1 Elections			Other accounting policy differences
(C$ million)	Canadian GAAP	Classification of financial instruments (Ref. 1)	Employee benefits (Ref. 2)	Cumulative translation differences (Ref. 3)	Securitization (derecognition) (Ref. 5)	Special purpose entities (Ref. 6)	Hedging and other (Ref. 9)	Total impact	IFRS
Interest income
Loans	$12,975	$10	$–	$–	$1,847	$335	$69	$2,261	$15,236
Securities	5,118	(5)	–	–	(359)	(10)	6	(368)	4,750
Assets purchased under reverse repurchase agreements and securities borrowed	736	–	–	–	–	–	–	–	736
Deposits with banks	91	–	–	–	–	–	–	–	91
	18,920	5	–	–	1,488	325	75	1,893	20,813
Interest expense
Deposits	5,242	–	–	–	1,297	20	(225)	1,092	6,334
Other liabilities	2,725	–	–	–	(54)	52	–	(2)	2,723
Subordinated debentures	353	–	–	–	–	48	(2)	46	399
	8,320	–	–	–	1,243	120	(227)	1,136	9,456
Net interest income	10,600	5	–	–	245	205	302	757	11,357
Non-interest income
Insurance premiums, investment and fee income	4,479	–	(1)	–	–	–	(4)	(5)	4,474
Mutual fund revenue	1,977	–	–	–	–	–	(2)	(2)	1,975
Trading revenue	800	9	–	–	(58)	(95)	(1)	(145)	655
Investment management and custodial fees	1,998	–	–	–	1	(1)	1	1	1,999
Securities brokerage commissions	1,329	–	–	–	2	–	–	2	1,331
Service charges	1,324	–	–	–	–	–	(1)	(1)	1,323
Underwriting and other advisory fees	1,489	–	–	–	–	(4)	–	(4)	1,485
Foreign exchange revenue, other than trading	683	–	–	–	(1)	–	2	1	684
Card service revenue	646	–	–	–	–	251	(15)	236	882
Credit fees	707	–	–	–	–	–	–	–	707
Securitization revenue	797	–	–	–	(416)	(382)	1	(797)	–
Net gain on available-for-sale securities	128	1	–	–	(2)	1	(24)	(24)	104
Share of profit in associates	–	–	–	–	–	(13)	6	(7)	(7)
Other	473	(3)	–	1	256	5	(63)	196	669
Non-interest income	16,830	7	(1)	1	(218)	(238)	(100)	(549)	16,281
Total revenue	27,430	12	(1)	1	27	(33)	202	208	27,638
Provision for credit losses	975	(4)	–	–	–	84	78	158	1,133
Insurance policyholder benefits, claims and acquisition expense	3,360	–	–	–	–	–	(2)	(2)	3,358
Non-interest expense
Human resources	8,958	–	(337)	–	–	–	40	(297)	8,661
Equipment	1,011	–	–	–	–	–	(1)	(1)	1,010
Occupancy	1,027	–	–	–	–	–	(1)	(1)	1,026
Communications	745	–	–	–	–	–	1	1	746
Professional fees	683	–	–	–	11	(9)	7	9	692
Outsourced item processing	268	–	–	–	–	–	(2)	(2)	266
Amortization of other intangibles	480	–	–	–	–	–	1	1	481
Other	1,281	(3)	–	–	(4)	3	8	4	1,285
	14,453	(3)	(337)	–	7	(6)	53	(286)	14,167
Income before income taxes	8,642	19	336	1	20	(111)	73	338	8,980
Income taxes	1,888	(5)	91	–	3	(25)	58	122	2,010
Net income before non-controlling interest	6,754								n.a.
Non-controlling interest in net income of subsidiaries	104								n.a.
Net income from continuing operations	6,650	24	245	1	17	(86)	15	216	6,970
Net loss from discontinued operations	(1,798)	19	–	–	–	–	1,253	1,272	(526)
Net income	$4,852	$43	$245	$1	$17	$(86)	$1,268	$1,488	$6,444
Net income attributed to:
Shareholders									$6,343
Non-controlling interests									101
Net income									$6,444

n.a.	Under IFRS, Non-controlling interests in net income of subsidiaries is included in the determination of Net income.

64        Royal Bank of Canada        Second Quarter 2012

Note 3 First time adoption of IFRS (continued)

Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Income for the three-months ended April 30, 2011
		IFRS 1 Elections			Other accounting policy differences
C$ million	Canadian GAAP	Classification of financial instruments (Ref. 1)	Employee benefits (Ref. 2)	Cumulative translation differences (Ref. 3)	Securitization (derecognition) (Ref. 5)	Special purpose entities (Ref. 6)	Hedging and other (Ref. 9)	Total impact	IFRS
Interest income
Loans	$3,157	$–	$–	$–	$447	$72	$18	$537	$3,694
Securities	1,295	(3)	–	–	(90)	(2)	5	(90)	1,205
Assets purchased under reverse repurchase agreements and securities borrowed	173	–	–	–	–	–	–	–	173
Deposits with banks	26	–	–	–	–	–	–	–	26
	4,651	(3)	–	–	357	70	23	447	5,098
Interest expense
Deposits	1,319	–	–	–	328	1	(60)	269	1,588
Other liabilities	693	–	–	–	(14)	13	–	(1)	692
Subordinated debentures	90	–	–	–	–	12	–	12	102
	2,102	–	–	–	314	26	(60)	280	2,382
Net interest income	2,549	(3)	–	–	43	44	83	167	2,716
Non-interest income
Insurance premiums, investment and fee income	1,086	–	–	–	–	–	–	–	1,086
Mutual fund revenue	511	–	–	–	–	–	(1)	(1)	510
Trading revenue	294	6	–	–	(31)	17	(1)	(9)	285
Investment management and custodial fees	489	–	–	–	1	(1)	1	1	490
Securities brokerage commissions	345	–	–	–	–	–	(1)	(1)	344
Service charges	324	–	–	–	–	–	–	–	324
Underwriting and other advisory fees	352	–	–	–	–	–	–	–	352
Foreign exchange revenue, other than trading	172	–	–	–	–	(1)	2	1	173
Card service revenue	157	–	–	–	–	49	(4)	45	202
Credit fees	148	–	–	–	–	–	2	2	150
Securitization revenue	139	–	–	–	(57)	(81)	1	(137)	2
Net gain on available-for-sale securities	88	7	–	–	(20)	(1)	(16)	(30)	58
Share of profit in associates	–	–	–	–	–	–	2	2	2
Other	94	1	–	–	53	6	(17)	43	137
Non-interest income	4,199	14	–	–	(54)	(12)	(32)	(84)	4,115
Total revenue	6,748	11	–	–	(11)	32	51	83	6,831
Provision for credit losses	241	(3)	–	–	–	19	16	32	273
Insurance policyholder benefits, claims and acquisition expense	843	–	–	–	–	–	–	–	843
Non-interest expense
Human resources	2,259	–	(87)	–	–	–	11	(76)	2,183
Equipment	257	–	–	–	–	–	(3)	(3)	254
Occupancy	255	–	–	–	–	–	2	2	257
Communications	186	–	–	–	–	–	2	2	188
Professional fees	159	–	–	–	2	(3)	(1)	(2)	157
Outsourced item processing	74	–	–	–	–	–	(1)	(1)	73
Amortization of other intangibles	119	–	–	–	–	–	1	1	120
Other	319	–	–	–	(1)	–	1	–	319
	3,628	–	(87)	–	1	(3)	12	(77)	3,551
Income before income taxes	2,036	14	87	–	(12)	16	23	128	2,164
Income taxes	452	(5)	23	–	(3)	4	11	30	482
Net income before non-controlling interest	1,584								n.a.
Non-controlling interest in net income of subsidiaries	27								n.a.
Net income from continuing operations	1,557	19	64	–	(9)	12	12	98	1,682
Net loss from discontinued operations	(51)	1	–	–	–	–	(1)	–	(51)
Net income	$1,506	$20	$64	$–	$(9)	$12	$11	$98	$1,631
Net income attributed to:
Shareholders									$1,606
Non-controlling interests									25
Net income									$1,631

n.a.	Under IFRS, Non-controlling interests in net income of subsidiaries is included in the determination of Net income.

Royal Bank of Canada        Second Quarter 2012        65

Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Income for the three-months ended January 31, 2011
		IFRS 1 Elections			Other accounting policy differences				IFRS
C$ million	Canadian GAAP	Classification of financial instruments (Ref. 1)	Employee benefits (Ref. 2)	Cumulative translation differences (Ref. 3)	Securitization (derecognition) (Ref. 5)	Special purpose entities (Ref. 6)	Hedging and other (Ref. 9)	Total impact
Interest income
Loans	$3,308	$1	$–	$–	$470	$88	$22	$581	$3,889
Securities	1,267	(1)	–	–	(99)	(6)	1	(105)	1,162
Assets purchased under reverse repurchase agreements and securities borrowed	171	–	–	–	–	–	–	–	171
Deposits with banks	27	–	–	–	–	–	1	1	28
	4,773	–	–	–	371	82	24	477	5,250
Interest expense
Deposits	1,403	–	–	–	333	10	(64)	279	1,682
Other liabilities	676	–	–	–	(19)	13	–	(6)	670
Subordinated debentures	92	–	–	–	–	12	(1)	11	103
	2,171	–	–	–	314	35	(65)	284	2,455
Net interest income	2,602	–	–	–	57	47	89	193	2,795
Non-interest income
Insurance premiums, investment and fee income	826	–	–	–	–	–	(1)	(1)	825
Mutual fund revenue	441	–	–	–	–	–	–	–	441
Trading revenue	735	1	–	–	(55)	39	1	(14)	721
Investment management and custodial fees	505	–	–	–	–	–	–	–	505
Securities brokerage commissions	347	–	–	–	1	–	1	2	349
Service charges	328	–	–	–	–	–	(1)	(1)	327
Underwriting and other advisory fees	495	–	–	–	–	–	–	–	495
Foreign exchange revenue, other than trading	168	–	–	–	–	–	1	1	169
Card service revenue	164	–	–	–	–	61	9	70	234
Credit fees	188	–	–	–	–	–	–	–	188
Securitization revenue	185	–	–	–	(107)	(78)	–	(185)	–
Net loss on available-for-sale securities	(11)	2	–	–	(5)	–	(2)	(5)	(16)
Share of profit in associates	–	–	–	–	–	–	–	–	–
Other	124	1	–	5	55	6	(6)	61	185
Non-interest income	4,495	4	–	5	(111)	28	2	(72)	4,423
Total revenue	7,097	4	–	5	(54)	75	91	121	7,218
Provision for credit losses	224	–	–	–	–	21	19	40	264
Insurance policyholder benefits, claims and acquisition expense	567	–	–	–	–	–	–	–	567
Non-interest expense
Human resources	2,482	–	(78)	–	–	–	13	(65)	2,417
Equipment	241	–	–	–	–	–	2	2	243
Occupancy	242	–	–	–	–	–	(2)	(2)	240
Communications	162	–	–	–	–	–	(1)	(1)	161
Professional fees	155	–	–	–	1	–	7	8	163
Outsourced item processing	67	–	–	–	–	–	(1)	(1)	66
Amortization of other intangibles	112	–	–	–	–	–	–	–	112
Other	263	(2)	–	–	(1)	–	7	4	267
	3,724	(2)	(78)	–	–	–	25	(55)	3,669
Income before income taxes	2,582	6	78	5	(54)	54	47	136	2,718
Income taxes	655	–	20	3	(11)	15	40	67	722
Net income before non-controlling interest	1,927								n.a.
Non-controlling interest in net income of subsidiaries	29								n.a.
Net income from continuing operations	1,898	6	58	2	(43)	39	7	69	1,996
Net loss from discontinued operations	(59)	11	–	–	–	–	–	11	(48)
Net income	$1,839	$17	$58	$2	$(43)	$39	$7	$80	$1,948
Net income attributed to:
Shareholders									$1,922
Non-controlling interests									26
Net income									$1,948

n.a.	Under IFRS, Non-controlling interests in net income of subsidiaries is included in the determination of Net income.

66        Royal Bank of Canada        Second Quarter 2012

Note 3 First time adoption of IFRS (continued)

Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Income for the six-months ended April 30, 2011

		IFRS 1 Elections			Other accounting policy differences				IFRS
C$ million	Canadian GAAP	Classification of financial instruments (Ref. 1)	Employee benefits (Ref. 2)	Cumulative translation differences (Ref. 3)	Securitization (derecognition) (Ref. 5)	Special purpose entities (Ref. 6)	Hedging and other (Ref. 9)	Total impact
Interest income	$6,465	$1	$–	$–	$917	$160	$40	$1,118	$7,583
Loans	2,562	(4)	–	–	(189)	(8)	6	(195)	2,367
Securities	–	–	–	–	–	–			–
Assets purchased under reverse repurchase agreements and securities borrowed	344	–	–	–	–	–	–	–	344
Deposits with banks	53	–	–	–	–	–	1	1	54
	9,424	(3)	–	–	728	152	47	924	10,348
Interest expense
Deposits	2,722	–	–	–	661	11	(124)	548	3,270
Other liabilities	1,369	–	–	–	(33)	26	–	(7)	1,362
Subordinated debentures	182	–	–	–	–	24	(1)	23	205
	4,273	–	–	–	628	61	(125)	564	4,837
Net interest income	5,151	(3)	–	–	100	91	172	360	5,511
Non-interest income
Insurance premiums, investment and fee income	1,912	–	–	–	–	–	(1)	(1)	1,911
Mutual fund revenue	952	–	–	–	–	–	(1)	(1)	951
Trading revenue	1,029	7	–	–	(86)	56	–	(23)	1,006
Investment management and custodial fees	994	–	–	–	1	(1)	1	1	995
Securities brokerage commissions	692	–	–	–	1	–	–	1	693
Service charges	652	–	–	–	–	–	(1)	(1)	651
Underwriting and other advisory fees	847	–	–	–	–	–	–	–	847
Foreign exchange revenue, other than trading	340	–	–	–	–	(1)	3	2	342
Card service revenue	321	–	–	–	–	110	5	115	436
Credit fees	336	–	–	–	–	–	2	2	338
Securitization revenue	324	–	–	–	(164)	(159)	1	(322)	2
Net gain on available-for-sale securities	77	9	–	–	(25)	(1)	(18)	(35)	42
Share of profit in associates	–	–	–	–	–	–	2	2	2
Other	218	2	–	5	108	12	(23)	104	322
Non-interest income	8,694	18	–	5	(165)	16	(30)	(156)	8,538
Total revenue	13,845	15	–	5	(65)	107	142	204	14,049
Provision for credit losses	465	(3)	–	–	–	40	35	72	537
Insurance policyholder benefits, claims and acquisition expense	1,410	–	–	–	–	–	–	–	1,410
Non-interest expense
Human resources	4,741	–	(165)	–	–	–	24	(141)	4,600
Equipment	498	–	–	–	–	–	(1)	(1)	497
Occupancy	497	–	–	–	–	–	–	–	497
Communications	348	–	–	–	–	–	1	1	349
Professional fees	314	–	–	–	3	(3)	6	6	320
Outsourced item processing	141	–	–	–	–	–	(2)	(2)	139
Amortization of other intangibles	231	–	–	–	–	–	1	1	232
Other	582	(2)	–	–	(2)	–	8	4	586
	7,352	(2)	(165)	–	1	(3)	37	(132)	7,220
Income before income taxes	4,618	20	165	5	(66)	70	70	264	4,882
Income taxes	1,107	(5)	43	3	(14)	19	51	97	1,204
Net income before non-controlling interest	3,511								n.a.
Non-controlling interest in net income of subsidiaries	56								n.a.
Net income from continuing operations	3,455	25	122	2	(52)	51	19	167	3,678
Net loss from discontinued operations	(110)	12	–	–	–	–	(1)	11	(99)
Net income	$3,345	$37	$122	$2	$(52)	$51	$18	$178	$3,579
Net income attributed to:
Shareholders									$3,528
Non-controlling interests									51
Net income									$3,579

n.a.	Under IFRS, Non-controlling interests in net income of subsidiaries is included in the determination of Net income.

Royal Bank of Canada        Second Quarter 2012        67

Reconciliation of Canadian GAAP to IFRS – Consolidated Statement of Comprehensive Income for the year ended October 31, 2011
			Accounting policy differences
	Canadian GAAP	Reclassifications	Available-for- sale securities	Derivative designated as cash flow hedges	Currency translation adjustments	Other	IFRS
Comprehensive income
Net income	$4,852	$–	$–	$–	$–	$1,592	$6,444
Other comprehensive income, net of taxes
Net change in unrealized (losses) gains on available-for-sale securities
Net unrealized (losses) gains on available-for-sale securities	(128)	–	98	–	–	–	(30)
Reclassification of (gains) losses on available-for-sale securities to income	(7)	20	–	–	–	–	13
	(135)	20	98	–	–	–	(17)
Foreign currency translation adjustments
Unrealized foreign currency translation (losses) gains	(695)	–	–	–	70	–	(625)
Net foreign currency translation gains (losses) from hedging activities	725	–	–	–	(8)	–	717
Reclassification of (gains) losses on foreign currency translation to income	(8)	7	–	–	–	–	(1)
	22	7	–	–	62	–	91
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	309	–	–	(11)	–	–	298
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	278	(146)	–	–	–	–	132
	587	(146)	–	(11)	–	–	430
Other comprehensive income (loss), net of taxes	474	(119)	98	(11)	62	–	504
Total comprehensive income	$5,326	$(119)	$98	$(11)	$62	$1,592	$6,948
Total comprehensive income attributable to:
Shareholders							$6,847
Non-controlling interests							101
							$6,948

Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Comprehensive Income for the three-months ended April 30, 2011

			Accounting policy differences
	Canadian GAAP	Reclassifications	Available -for- sale securities	Derivative designated as cash flow hedges	Currency translation adjustments	Other	IFRS
Comprehensive income
Net income	$1,506	$–	$–	$–	$–	$125	$1,631
Other comprehensive income, net of taxes
Net change in unrealized (losses) gains on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities	3	–	26	–	–	–	29
Reclassification of (gains) losses on available-for-sale securities to income	(64)	15	–	–	–	–	(49)
	(61)	15	26	–	–	–	(20)
Foreign currency translation adjustments
Unrealized foreign currency translation (losses) gains	(1,472)	–	–	–	70	–	(1,402)
Net foreign currency translation gains (losses) from hedging activities	943	–	–	–	–	–	943
Reclassification of (gains) losses on foreign currency translation to income	(1)	1	–	–	–	–	–
	(530)	1	–	–	70	–	(459)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	13	–	–	3	–	–	16
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	65	(46)	–	–	–	–	19
	78	(46)	–	3	–	–	35
Other comprehensive (loss) income, net of taxes	(513)	(30)	26	3	70	–	(444)
Total comprehensive income	$993	$(30)	$26	$3	$70	$125	$1,187
Total comprehensive income attributable to:
Shareholders							$1,161
Non-controlling interests							26
							$1,187

68        Royal Bank of Canada        Second Quarter 2012

Note 3 First time adoption of IFRS (continued)

Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Comprehensive Income for the three-months ended January 31, 2011

			Accounting policy differences
	Canadian GAAP	Reclassifications	Available -for- sale securities	Derivative designated as cash flow hedges	Currency translation adjustments	Other	IFRS
Comprehensive income
Net income	$1,839	$–	$–	$–	$–	$109	$1,948
Other comprehensive income, net of taxes
Net change in unrealized (losses) gains on available-for-sale securities
Net unrealized (losses) gains on available-for-sale securities	(93)	–	(105)	–	–	–	(198)
Reclassification of losses (gains) on available-for-sale securities to income	18	15	–	–	–	–	33
	(75)	15	(105)	–	–	–	(165)
Foreign currency translation adjustments
Unrealized foreign currency translation (losses) gains	(520)	–	–	–	24	–	(496)
Net foreign currency translation gains (losses) from hedging activities	492	–	–	–	(8)	–	484
Reclassification of (gains) losses on foreign currency translation to income	(6)	6	–	–	–	–	–
	(34)	6	–	–	16	–	(12)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	45	–	–	(3)	–	–	42
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	69	(44)	–	–	–	–	25
	114	(44)	–	(3)	–	–	67
Other comprehensive income (loss), net of taxes	5	(23)	(105)	(3)	16	–	(110)
Total comprehensive income	$1,844	$(23)	$(105)	$(3)	$16	$109	$1,838
Total comprehensive income attributable to:
Shareholders							$1,813
Non-controlling interests							25
							$1,838
Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Comprehensive Income for the six-months ended April 30, 2011

			Accounting policy differences
	Canadian GAAP	Reclassifications	Available -for- sale securities	Derivative designated as cash flow hedges	Currency translation adjustments	Other	IFRS
Comprehensive income
Net income	$3,345	$–	$–	$–	$–	$234	$3,579
Other comprehensive income, net of taxes
Net change in unrealized (losses) gains on available-for-sale securities
Net unrealized (losses) gains on available-for-sale securities	(90)	–	(79)	–	–	–	(169)
Reclassification of (gains) losses on available-for-sale securities to income	(46)	30	–	–	–	–	(16)
	(136)	30	(79)	–	–	–	(185)
Foreign currency translation adjustments
Unrealized foreign currency translation (losses) gains	(1,992)	–	–	–	94	–	(1,868)
Net foreign currency translation gains (losses) from hedging activities	1,435	–	–	–	(8)	–	1,427
Reclassification of (gains) losses on foreign currency translation to income	(7)	7	–	–	–	–	–
	(564)	7	–	–	86	–	(471)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	58	–	–	–	–	–	58
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	134	(90)	–	–	–	–	44
	192	(90)	–	–	–	–	102
Other comprehensive (loss) income, net of taxes	(508)	(53)	(79)	–	86	–	(554)
Total comprehensive income	$2,837	$(53)	$(79)	$–	$86	$234	$3,025
Total comprehensive income attributable to:
Shareholders							$2,974
Non-controlling interests							51
							$3,025

Royal Bank of Canada        Second Quarter 2012        69

Significant adjustments to the Statements of Cash Flows

On transition to IFRS, the following lines have been reclassified in the Consolidated Statements of Cash Flows from investing activities to operating activities: Change in loans, net of securitizations; Proceeds from securitizations; and Change in assets purchased under reverse repurchase agreements and securities borrowed. Additionally, the following lines have been reclassified from financing activities to operating activities: Change in deposits; Change in obligations related to assets sold under repurchase agreements and securities loaned; and Change in obligations related to securities sold short. The effects of these reclassifications on our net cash from (used in) operating, investing, and financing activities are presented in the table below.

Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Cash Flows for the year ended October 31, 2011

	Canadian GAAP	Reclassification adjustments	Other transition impacts	IFRS
Net cash from (used in) operating activities	$10,338	$(9,475)	$3,616	$4,479
Net cash (used in) from investing activities	(32,936)	41,823	(3,685)	5,202
Net cash from (used in) financing activities	29,174	(32,348)	23	(3,151)
Effect of exchange rate changes on cash resources	57	—	19	76
Net change in cash resources	6,633	—	(27)	6,606
Cash resources at beginning of year (1)	9,330	—	(792)	8,538
Cash resources at end of year	$15,963	$—	$(819)	$15,144

Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Cash Flows for the three-months ended April 30, 2011

	Canadian GAAP	Reclassification adjustments	Other transition impacts	IFRS
Net cash from (used in) operating activities	$150	$(3,153)	$(1,182)	$(4,185)
Net cash from investing activities	2,210	3,274	835	6,319
Net cash (used in) from financing activities	(1,468)	(121)	17	(1,572)
Effect of exchange rate changes on cash resources	(146)	—	2	(144)
Net change in cash resources	746	—	(328)	418
Cash resources at beginning of period (1)	8,203	—	(357)	7,846
Cash resources at end of period	$8,949	$—	$(685)	$8,264

Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Cash Flows for the three-months ended January 31, 2011

	Canadian GAAP	Reclassification adjustments	Other transition impacts	IFRS
Net cash (used in) from operating activities	$(15,860)	$15,723	$4,128	$3,991
Net cash (used in) from investing activities	(11,891)	10,352	(3,702)	(5,241)
Net cash from (used in) financing activities	26,671	(26,075)	6	602
Effect of exchange rate changes on cash resources	(47)	—	3	(44)
Net change in cash resources	(1,127)	—	435	(692)
Cash resources at beginning of period (1)	9,330	—	(792)	8,538
Cash resources at end of period	$8,203	$—	$(357)	$7,846

Reconciliation of Canadian GAAP and IFRS – Consolidated Statement of Cash Flows for the six-months ended April 30, 2011

	Canadian GAAP	Reclassification adjustments	Other transition impacts	IFRS
Net cash (used in) from operating activities	$(15,710)	$12,570	$2,946	$(194)
Net cash (used in) from investing activities	(9,681)	13,626	(2,867)	1,078
Net cash from (used in) financing activities	25,203	(26,196)	23	(970)
Effect of exchange rate changes on cash resources	(193)	—	5	(188)
Net change in cash resources	(381)	—	107	(274)
Cash resources at beginning of period (1)	9,330	—	(792)	8,538
Cash resources at end of period	$8,949	$—	$(685)	$8,264

(1)	Cash resources represent our total Cash and due from banks relating to continuing operations, as presented on our Consolidated Balance Sheets, and Cash and due from banks relating to discontinued operations.

70        Royal Bank of Canada        Second Quarter 2012

Note 4 Fair Value of Financial Instruments

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments.

	As at April 30, 2012
	Carrying value and fair value of			Carrying value	Fair value
	Financial instruments required to be classified as at FVTPL by nature	Financial instruments designated as at FVTPL under the fair value option	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$114,991	$10,055	$–	$–	$–	$–	$125,046	$125,046
Available-for-sale	–	–	38,870	–	–	526	39,396	39,396
Total securities	114,991	10,055	38,870	–	–	526	164,442	164,442
Assets purchased under reverse repurchase agreements and securities borrowed	–	77,999	–	30,601	30,601	–	108,600	108,600
Loans
Retail	–	–	–	290,584	287,993	–	290,584	287,993
Wholesale	16	1,289	–	70,830	69,640	–	72,135	70,945
Total loans	16	1,289	–	361,414	357,633	–	362,719	358,938
Other
Derivatives	87,863	–	–	–	–	–	87,863	87,863
Other assets	–	568	–	34,930	34,930	–	35,498	35,498
Financial liabilities
Deposits
Personal	$–	$5,458	$–	$167,893	$168,213	$–	$173,351	$173,671
Business and government (1)	–	49,323	–	253,624	253,350	–	302,947	302,673
Bank (2)	–	3,718	–	15,859	15,859	–	19,577	19,577
Total deposits	–	58,499	–	437,376	437,422	–	495,875	495,921
Other
Obligations related to securities sold short	50,150	–	–	–	–	–	50,150	50,150
Obligations related to assets sold under repurchase agreements and securities loaned	–	47,632	–	7,537	7,537	–	55,169	55,169
Derivatives (3)	92,104	–	–	–	–	–	92,104	92,104
Other liabilities	78	13	–	43,011	43,012	–	43,102	43,103
Subordinated debentures	–	113	–	7,440	7,320	–	7,553	7,433
Trust capital securities	–	–	–	895	945	–	895	945

Royal Bank of Canada        Second Quarter 2012        71

	As at January 31, 2012
	Carrying value and fair value of			Carrying value	Fair value
	Financial instruments required to be classified as at FVTPL by nature	Financial instruments designated as at FVTPL under the fair value option	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$113,230	$10,335	$–	$–	$–	$–	$123,565	$123,565
Available-for-sale	–	–	41,138	–	–	483	41,621	41,621
Total securities	113,230	10,335	41,138	–	–	483	165,186	165,186
Assets purchased under reverse repurchase agreements and securities borrowed	–	68,538	–	27,674	27,674	–	96,212	96,212
Loans
Retail	–	–	–	285,998	284,573	–	285,998	284,573
Wholesale	319	1,275	–	66,346	64,913	–	67,940	66,507
Total loans	319	1,275	–	352,344	349,486	–	353,938	351,080
Other
Derivatives	103,341	–	–	–	–	–	103,341	103,341
Other assets	–	518	–	31,908	31,908	–	32,426	32,426
Financial liabilities
Deposits
Personal	$–	$5,127	$–	$166,977	$167,360	$–	$172,104	$172,487
Business and government (1)	–	57,518	–	242,582	242,901	–	300,100	300,419
Bank (2)	–	2,694	–	14,929	14,929	–	17,623	17,623
Total deposits	–	65,339	–	424,488	425,190	–	489,827	490,529
Other
Obligations related to securities sold short	37,358	–	–	–	–	–	37,358	37,358
Obligations related to assets sold under repurchase agreements and securities loaned	–	46,169	–	7,393	7,393	–	53,562	53,562
Derivatives (3)	106,763	–	–	–	–	–	106,763	106,763
Other liabilities	84	9	–	43,512	43,512	–	43,605	43,605
Subordinated debentures	–	115	–	8,629	8,453	–	8,744	8,568
Trust capital securities	–	–	–	900	958	–	900	958

72        Royal Bank of Canada        Second Quarter 2012

Note 4 Fair Value of Financial Instruments (continued)

	As at October 31, 2011
	Carrying value and fair value of			Carrying value	Fair value
	Financial instruments required to be classified as at FVTPL by nature	Financial instruments designated as at FVTPL under the fair value option	Available- for- sale instruments measured at fair value	Loans and receivables and non- trading liabilities	Loans and receivables and non- trading liabilities	Held-to- maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$117,986	$10,142	$–	$–	$–	$–	$128,128	$128,128
Available-for-sale	–	–	38,433	–	–	461	38,894	38,894
Total securities	117,986	10,142	38,433	–	–	461	167,022	167,022
Assets purchased under reverse repurchase agreements and securities borrowed	–	63,870	–	21,077	21,077	–	84,947	84,947
Loans
Retail	–	–	–	283,586	282,277	–	283,586	282,277
Wholesale	139	1,375	–	62,430	60,735	–	63,944	62,249
Total loans	139	1,375	–	346,016	343,012	–	347,530	344,526
Other
Derivatives	99,650	–	–	–	–	–	99,650	99,650
Other assets	–	516	–	29,074	29,074	–	29,590	29,590
Financial liabilities
Deposits
Personal	$–	$3,615	$–	$162,415	$162,949	$–	$166,030	$166,564
Business and government (1)	–	55,452	–	242,059	242,460	–	297,511	297,912
Bank (2)	–	3,777	–	11,784	11,784	–	15,561	15,561
Total deposits	–	62,844	–	416,258	417,193	–	479,102	480,037
Other
Obligations related to securities sold short	44,284	–	–	–	–	–	44,284	44,284
Obligations related to assets sold under repurchase agreements and securities loaned	–	35,442	–	7,293	7,293	–	42,735	42,735
Derivatives (3)	100,522	–	–	–	–	–	100,522	100,522
Other liabilities	68	12	–	43,309	43,309	–	43,389	43,389
Subordinated debentures	–	111	–	8,638	8,514	–	8,749	8,625
Trust capital securities	–	–	–	894	958	–	894	958

Royal Bank of Canada        Second Quarter 2012        73

	As at April 30, 2011
	Carrying value and fair value of			Carrying value	Fair value
	Financial instruments required to be classified as at FVTPL by nature	Financial instruments designated as at FVTPL under the fair value option	Available- for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$144,652	$10,489	$–	$–	$–	$–	$155,141	$155,141
Available-for-sale	–	–	43,679	–	–	423	44,102	44,102
Total securities	144,652	10,489	43,679	–	–	423	199,243	199,243
Assets purchased under reverse repurchase agreements and securities borrowed	–	54,524	–	25,306	25,306	–	79,830	79,830
Loans
Retail	–	–	–	275,957	274,348	–	275,957	274,348
Wholesale	–	1,310	–	66,248	65,198	–	67,558	66,508
Total loans	–	1,310	–	342,205	339,546	–	343,515	340,856
Other
Derivatives	82,494	–	–	–	–	–	82,494	82,494
Other assets	–	361	–	25,685	25,685	–	26,046	26,046
Financial liabilities
Deposits
Personal	$–	$3,091	$–	$161,064	$161,432	$–	$164,155	$164,523
Business and government (1)	–	56,002	–	242,626	243,102	–	298,628	299,104
Bank (2)	–	3,202	–	12,523	12,523	–	15,725	15,725
Total deposits	–	62,295	–	416,213	417,057	–	478,508	479,352
Other
Obligations related to securities sold short	62,042	–	–	–	–	–	62,042	62,042
Obligations related to assets sold under repurchase agreements and securities loaned	–	23,548	–	16,353	16,353	–	39,901	39,901
Derivatives (3)	85,200	–	–	–	–	–	85,200	85,200
Other liabilities	(42)	60	–	40,758	40,775	–	40,776	40,793
Subordinated debentures	–	105	–	8,472	8,454	–	8,577	8,559
Trust capital securities	–	–	–	1,641	1,710	–	1,641	1,710

74         Royal Bank of Canada        Second Quarter 2012

Note 4 Fair Value of Financial Instruments (continued)

	As at November 1, 2010
	Carrying value and fair value of			Carrying value	Fair value
	Financial instruments required to be classified as at FVTPL by nature	Financial instruments designated as at FVTPL under the fair value option	Available-for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities	Loans and receivables and non-trading liabilities	Held-to-maturity investments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$120,322	$9,517	$–	$–	$–	$–	$129,839	$129,839
Available-for-sale	–	–	48,588	–	–	656	49,244	49,244
Total securities	120,322	9,517	48,588	–	–	656	179,083	179,083
Assets purchased under reverse repurchase agreements and securities borrowed	–	51,713	–	20,985	20,985	–	72,698	72,698
Loans
Retail	–	–	–	270,370	269,950	–	270,370	269,950
Wholesale	–	1,363	–	64,924	63,453	–	66,287	64,816
Total loans	–	1,363	–	335,294	333,403	–	336,657	334,766
Other
Derivatives	106,109	–	–	–	–	–	106,109	106,109
Other assets	–	296	–	28,952	28,952	–	29,248	29,248
Financial liabilities
Deposits
Personal	$–	$3,237	$–	$158,456	$159,255	$–	$161,693	$162,492
Business and government (1)	–	61,038	–	226,497	226,665	–	287,535	287,703
Bank (2)	–	4,713	–	14,572	14,572	–	19,285	19,285
Total deposits	–	68,988	–	399,525	400,492	–	468,513	469,480
Other
Obligations related to securities sold short	46,597	–	–	–	–	–	46,597	46,597
Obligations related to assets sold under repurchase agreements and securities loaned	–	25,695	–	10,311	10,311	–	36,006	36,006
Derivatives (3)	108,077	–	–	–	–	–	108,077	108,077
Other liabilities	(509)	127	–	42,654	42,333	–	42,272	41,951
Subordinated debentures	–	119	–	7,557	7,522	–	7,676	7,641
Trust capital securities	–	–	–	1,627	1,734	–	1,627	1,734

(1)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(2)	Bank refers to regulated banks.
(3)	Includes stable value contracts for $319 million (January 31, 2012 – $320 million; October 31, 2011 – $283 million; April 30, 2011 – $171 million; November 1, 2010 – $170 million) of bank-owned life insurance (BOLI) policies and a nominal amount (January 31, 2012 – a nominal amount; October 31, 2011 – $1 million; April 30, 2011 – a nominal amount; November 1, 2010 – $2 million) of 401(k) plans.

The following tables present information on loans and receivables designated as at FVTPL, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets.

	As at April 30, 2012
Loans and receivables designated as at FVTPL	Carrying amount of loans and receivables designated as at FVTPL	Maximum exposure to credit risk	Change in fair value for the quarter attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk (1)	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments for the quarter	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$4,263	$4,263	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	77,999	77,999	–	–	–	–	–
Loans – Wholesale	1,289	1,289	4	(8)	283	(2)	–
Other Assets	172	172	–	–	–	–	–
Total	$83,723	$83,723	$4	$(8)	$283	$(2)	$–

Royal Bank of Canada        Second Quarter 2012        75

	As at January 31, 2012
Loans and receivables designated as at FVTPL	Carrying amount of loans and receivables designated as at FVTPL	Maximum exposure to credit risk	Change in fair value for the quarter attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk (1)	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments for the quarter	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$1,166	$1,166	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	68,538	68,538	–	–	–	–	–
Loans – Wholesale	1,275	1,275	1	(12)	287	(1)	2
Other assets	139	139	–	–	–	–	–
Total	$71,118	$71,118	$1	$(12)	$287	$(1)	$2

.	As at October 31, 2011
Loans and receivables designated as at FVTPL	Carrying amount of loans and receivables designated as at FVTPL	Maximum exposure to credit risk	Change in fair value for the quarter attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk (1)	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments for the quarter	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$666	$666	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	63,870	63,870	–	–	–	–	–
Loans – Wholesale	1,375	1,375	(5)	(15)	300	(1)	3
Other assets	177	177	–	–	–	–
Total	$66,088	$66,088	$(5)	$(15)	$300	$(1)	$3

.	As at April 30, 2011
Loans and receivables designated as at FVTPL	Carrying amount of loans and receivables designated as at FVTPL	Maximum exposure to credit risk	Change in fair value for the quarter attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk (1)	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments for the quarter	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$1,260	$1,260	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	54,524	54,524	–	–	–	–	–
Loans – Wholesale	1,310	1,310	(4)	(2)	305	1	2
Total	$57,094	$57,094	$(4)	$(2)	$305	$1	$2

	As at November 1, 2010
Loans and receivables designated as at FVTPL	Carrying amount of loans and receivables designated as at FVTPL	Maximum exposure to credit risk	Change in fair value for the quarter attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk (1)	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments for the quarter	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$182	$182	n.a.	n.a.	$–	n.a.	n.a.
Assets purchased under reverse repurchase agreements and securities borrowed	51,713	51,713	n.a.	n.a.	–	n.a.	n.a.
Loans – Wholesale	1,363	1,363	n.a.	n.a.	346	n.a.	n.a.
Total	$53,258	$53,258	$–	$–	$346	$–	$–

(1)	The cumulative change is measured from the later of November 1, 2010, or the initial recognition of the credit derivative or similar instruments.
n.a.	not applicable.

76        Royal Bank of Canada        Second Quarter 2012

Note 4 Fair Value of Financial Instruments (continued)

The following tables present the changes in the fair value of our financial liabilities designated as at FVTPL as well as their contractual maturity and carrying amounts.

	As at April 30, 2012
Liabilities designated as at FVTPL	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the quarter attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$5,490	$5,458	$(32)	$5	$(11)
Business and government (2)	49,230	49,323	93	31	(20)
Bank (3)	3,717	3,718	1	–	–
Total term deposits	58,437	58,499	62	36	(31)
Obligations related to assets sold under repurchase agreements and securities loaned	47,633	47,632	(1)	–	–
Other liabilities	13	13	–	–	–
Subordinated debentures	124	113	(11)	(2)	(9)
Total	$106,207	$106,257	$50	$34	$(40)

	As at January 31, 2012
Liabilities designated as at FVTPL	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the quarter attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$5,164	$5,127	$(37)	$(2)	$(16)
Business and government (2)	57,497	57,518	21	(6)	(51)
Bank (3)	2,694	2,694	–	–	–
Total term deposits	65,355	65,339	(16)	(8)	(67)
Obligations related to assets sold under repurchase agreements and securities loaned	46,170	46,169	(1)	–	–
Other liabilities	9	9	–	–	–
Subordinated debentures	132	115	(17)	–	(7)
Total	$111,666	$111,632	$(34)	$(8)	$(74)

	As at October 31, 2011
Liabilities designated as at FVTPL	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the quarter attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$3,598	$3,615	$17	$(12)	$(14)
Business and government (2)	55,623	55,452	(171)	(46)	(45)
Bank (3)	3,777	3,777	–	–	–
Total term deposits	62,998	62,844	(154)	(58)	(59)
Obligations related to assets sold under repurchase agreements and securities loaned	35,444	35,442	(2)	–	–
Other liabilities	12	12	–	–	–
Subordinated debentures	128	111	(17)	(12)	(7)
Total	$98,582	$98,409	$(173)	$(70)	$(66)

Royal Bank of Canada        Second Quarter 2012        77

	As at April 30, 2011
Liabilities designated as at FVTPL	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the quarter attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$3,013	$3,091	$78	$2	$1
Business and government (2)	56,069	56,002	(67)	21	(4)
Bank (3)	3,202	3,202	–	–	–
Total term deposits	62,284	62,295	11	23	(3)
Obligations related to assets sold under repurchase agreements and securities loaned	23,548	23,548	–	–	–
Other liabilities	60	60	–	–	–
Subordinated debentures	117	105	(12)	–	4
Total	$86,009	$86,008	$(1)	$23	$1

	As at November 1, 2010
Liabilities designated as at FVTPL	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the quarter attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$3,300	$3,237	$(63)	n.a.	n.a.
Business and government (2)	61,124	61,038	(86)	n.a.	n.a.
Bank (3)	4,713	4,713	–	n.a.	n.a.
Total term deposits	69,137	68,988	(149)	n.a.	n.a.
Obligations related to assets sold under repurchase agreements and securities loaned	25,697	25,695	(2)	n.a.	n.a.
Other liabilities	127	127	–	n.a.	n.a.
Subordinated debentures	127	119	(8)	n.a.	n.a.
Total	$95,088	$94,929	$(159)	n.a.	n.a.

(1)	The cumulative change is measured from the later of November 1, 2010, or the initial recognition of the liabilities designated as at FVTPL.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.
n.a.	not applicable.

Fair value of assets and liabilities classified using the fair value hierarchy

The following table presents the financial instruments measured at fair value classified by the fair value hierarchy set out in IFRS 7. IFRS 7 requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels, as described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

•	Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 – one or more significant inputs used in a valuation technique are unobservable in determining fair values of the instruments.

78        Royal Bank of Canada        Second Quarter 2012

Note 4 Fair Value of Financial Instruments (continued)

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

	As at April 30, 2012							As at January 31, 2012
	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)		Assets/ liabilities at fair value	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)		Assets/ liabilities at fair value
	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$4,263	$–	$4,263	$		$4,263	$–	$1,166	$–	$1,166	$		$1,166
Securities
Trading
Canadian government debt (3)
Federal	8,096	8,833	–	16,929			16,929	8,171	9,200	–	17,371			17,371
Provincial and municipal	–	8,531	–	8,531			8,531	–	8,351	3	8,354			8,354
U.S. state, municipal and agencies debt (3)	8,232	15,134	30	23,396			23,396	4,260	13,968	38	18,266			18,266
Other OECD government debt (4)	6,768	7,566	–	14,334			14,334	4,144	9,410	–	13,554			13,554
Mortgage-backed securities (3)	–	489	40	529			529	–	411	42	453			453
Asset-backed securities
CDOs (5)	–	–	124	124			124	–	–	150	150			150
Non-CDO securities	–	690	23	713			713	–	656	102	758			758
Corporate debt and other debt	1,198	19,831	426	21,455			21,455	2,761	22,280	504	25,545			25,545
Equities	36,542	2,181	312	39,035			39,035	36,349	2,473	292	39,114			39,114
	60,836	63,255	955	125,046			125,046	55,685	66,749	1,131	123,565			123,565
Available-for-sale (6)
Canadian government debt (3)
Federal	196	10,774	–	10,970			10,970	852	10,357	–	11,209			11,209
Provincial and municipal	–	1,187	–	1,187			1,187	–	1,228	–	1,228			1,228
U.S. state, municipal and agencies debt (3)	25	2,718	2,486	5,229			5,229	25	2,393	2,084	4,502			4,502
Other OECD government debt	5,805	2,263	–	8,068			8,068	5,834	2,861	–	8,695			8,695
Mortgage-backed securities (3)	–	155	167	322			322	–	164	177	341			341
Asset-backed securities
CDOs	–	–	2,071	2,071			2,071	–	–	2,161	2,161			2,161
Non-CDO securities	–	343	1,018	1,361			1,361	–	190	1,117	1,307			1,307
Corporate debt and other debt	–	6,466	1,483	7,949			7,949	–	8,659	1,467	10,126			10,126
Equities	142	364	970	1,476			1,476	158	331	845	1,334			1,334
Loan substitute securities	199	26	–	225			225	195	26	–	221			221
	6,367	24,296	8,195	38,858			38,858	7,064	26,209	7,851	41,124			41,124
Asset purchased under reverse repurchase agreements and securities borrowed	–	77,999	–	77,999			77,999	–	68,538	–	68,538			68,538
Loans	–	887	418	1,305			1,305	–	862	732	1,594			1,594
Other
Derivatives
Interest rate contracts	3	86,213	532	86,748			86,748	7	99,758	592	100,357			100,357
Foreign exchange contracts	–	18,992	62	19,054			19,054	–	24,600	70	24,670			24,670
Credit derivatives	–	257	199	456			456	–	273	247	520			520
Other contracts	1,656	3,333	423	5,412			5,412	1,147	3,662	397	5,206			5,206
Valuation adjustments determined on a pooled basis	(35)	(293)	(264)	(592)			(592)	(47)	(263)	(287)	(597)			(597)
Total gross derivatives	1,624	108,502	952	111,078			111,078	1,107	128,030	1,019	130,156			130,156
Netting adjustments (2)						(23,215)	(23,215)						(26,815)	(26,815)
Total derivatives							87,863							103,341
Other assets	396	172	–	568			568	379	139	–	518			518
	$69,223	$279,374	$10,520	$359,117		$(23,215)	$335,902	$64,235	$291,693	$10,733	$366,661		$(26,815)	$339,846
Financial Liabilities
Deposits
Personal	$–	$322	$5,136	$5,458	$		$5,458	$–	$146	$4,981	$5,127	$		$5,127
Business and government	–	46,602	2,721	49,323			49,323	–	55,230	2,288	57,518			57,518
Bank	–	3,718	–	3,718			3,718	–	2,694	–	2,694			2,694
Other
Obligations related to securities sold short	35,635	14,515	–	50,150			50,150	24,382	12,976	–	37,358			37,358
Obligations related to assets sold under repurchase agreements and securities loaned	–	47,632	–	47,632			47,632	–	46,169	–	46,169			46,169
Derivatives
Interest rate contracts	12	79,596	745	80,353			80,353	2	91,908	863	92,773			92,773
Foreign exchange contracts	–	26,717	41	26,758			26,758	–	31,637	48	31,685			31,685
Credit derivatives	–	217	243	460			460	–	237	301	538			538
Other contracts	1,345	4,830	1,538	7,713			7,713	1,077	5,266	1,524	7,867			7,867
Total gross derivatives	1,357	111,360	2,567	115,284			115,284	1,079	129,048	2,736	132,863			132,863
Netting adjustments (2)						(23,180)	(23,180)						(26,100)	(26,100)
Total derivatives							92,104							106,763
Other liabilities	–	13	78	91			91	–	9	84	93			93
Subordinated debentures	–	–	113	113			113	–	–	115	115			115
	$36,992	$224,162	$10,615	$271,769		$(23,180)	$248,589	$25,461	$246,272	$10,204	$281,937		$(26,100)	$255,837

Royal Bank of Canada        Second Quarter 2012        79

	As at October 31, 2011							As at April 30, 2011
	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)		Assets /liabilities at fair value	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)		Assets/ liabilities at fair value
	Level 1	Level 2	Level 3					Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$666	$–	$666	$		$666	$–	$1,260	$–	$1,260	$		$1,260
Securities
Trading
Canadian government debt (3)
Federal	8,165	9,267	–	17,432			17,432	7,397	10,337	–	17,734			17,734
Provincial and municipal	–	6,929	4	6,933			6,933	–	7,610	7	7,617			7,617
U.S. state, municipal and agencies debt (3)	2,270	17,195	86	19,551			19,551	4,412	10,381	162	14,955			14,955
Other OECD government debt (4)	6,204	11,854	47	18,105			18,105	14,112	12,502	–	26,614			26,614
Mortgage-backed securities (3)	–	371	45	416			416	–	783	88	871			871
Asset-backed securities
CDOs (5)	–	–	371	371			371	–	–	1,987	1,987			1,987
Non-CDO securities	–	780	138	918			918	–	840	170	1,010			1,010
Corporate debt and other debt	1,126	24,182	720	26,028			26,028	1,165	33,963	1,456	36,584			36,584
Equities	35,406	2,616	352	38,374			38,374	44,691	2,675	403	47,769			47,769
	53,171	73,194	1,763	128,128			128,128	71,777	79,091	4,273	155,141			155,141
Available-for-sale (6)
Canadian government debt (3)
Federal	1,058	8,473	–	9,531			9,531	1,526	9,229	–	10,755			10,755
Provincial and municipal	–	1,561	–	1,561			1,561	–	1,598	–	1,598			1,598
U.S. state, municipal and agencies debt (3)	119	2,083	2,305	4,507			4,507	338	2,065	3,417	5,820			5,820
Other OECD government debt	4,017	3,016	–	7,033			7,033	2,869	3,123	–	5,992			5,992
Mortgage-backed securities (3)	–	126	184	310			310	–	899	110	1,009			1,009
Asset-backed securities
CDOs	–	–	1,932	1,932			1,932	–	–	171	171			171
Non-CDO securities	–	322	1,059	1,381			1,381	–	1,858	1,473	3,331			3,331
Corporate debt and other debt	–	9,080	1,478	10,558			10,558	–	11,563	1,639	13,202			13,202
Equities	158	372	863	1,393			1,393	486	16	1,050	1,552			1,552
Loan substitute securities	187	35	–	222			222	209	35	–	244			244
	5,539	25,068	7,821	38,428			38,428	5,428	30,386	7,860	43,674			43,674
Asset purchased under reverse repurchase agreements and securities borrowed	–	63,870	–	63,870			63,870	–	54,524	–	54,524			54,524
Loans	–	951	563	1,514			1,514	–	837	473	1,310			1,310
Other
Derivatives
Interest rate contracts	5	85,149	666	85,820			85,820	10	46,022	703	46,735			46,735
Foreign exchange contracts	–	27,068	81	27,149			27,149	–	36,484	81	36,565			36,565
Credit derivatives	–	349	291	640			640	–	453	302	755			755
Other contracts	1,671	4,129	428	6,228			6,228	1,761	3,751	729	6,241			6,241
Valuation adjustments determined on a pooled basis	(48)	(248)	(451)	(747)			(747)	(31)	(201)	(369)	(601)			(601)
Total gross derivatives	1,628	116,447	1,015	119,090			119,090	1,740	86,509	1,446	89,695			89,695
Netting adjustments (2)						(19,440)	(19,440)						(7,201)	(7,201)
Total derivatives							99,650							82,494
Other assets	340	176	–	516			516	361	–	–	361			361
	$60,678	$280,372	$11,162	$352,212		$(19,440)	$332,772	$79,306	$252,607	$14,052	$345,965		$(7,201)	$338,764
Financial Liabilities
Deposits
Personal	$–	$–	$3,615	$3,615	$		$3,615	$–	$–	$3,091	$3,091	$		$3,091
Business and government	–	52,017	3,435	55,452			55,452	–	52,497	3,505	56,002			56,002
Bank	–	3,777	–	3,777			3,777	–	3,202	–	3,202			3,202
Other
Obligations related to securities sold short	31,416	12,868	–	44,284			44,284	45,311	16,731	–	62,042			62,042
Obligations related to assets sold under repurchase agreements and securities loaned	–	35,442	–	35,442			35,442	–	23,548	–	23,548			23,548
Derivatives
Interest rate contracts	2	78,274	841	79,117			79,117	4	42,114	554	42,672			42,672
Foreign exchange contracts	–	30,975	41	31,016			31,016	–	41,072	31	41,103			41,103
Credit derivatives	–	260	573	833			833	–	454	364	818			818
Other contracts	1,824	5,149	1,496	8,469			8,469	1,043	5,095	1,588	7,726			7,726
Total gross derivatives	1,826	114,658	2,951	119,435			119,435	1,047	88,735	2,537	92,319			92,319
Netting adjustments (2)						(18,913)	(18,913)						(7,119)	(7,119)
Total derivatives							100,522							85,200
Other liabilities	–	12	68	80			80	–	–	18	18			18
Sub ordinated debentures	–	–	111	111			111	–	–	105	105			105
	$33,242	$218,774	$10,180	$262,196		$(18,913)	$243,283	$46,358	$184,713	$9,256	$240,327		$(7,119)	$233,208

80        Royal Bank of Canada        Second Quarter 2012

Note 4 Fair Value of Financial Instruments (continued)

	As at November 1, 2010
	Fair value measurements using (1)			Total gross fair value	Netting adjustments (2)		Assets/ liabilities at fair value
	Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$–	$182	$–	$182	$		$182
Securities
Trading
Canadian government debt (3)
Federal	–	16,974	14	16,988			16,988
Provincial and municipal	–	7,243	5	7,248			7,248
U.S. state, municipal and agencies debt (3)	–	12,353	41	12,394			12,394
Other OECD government debt (4)	–	17,899	42	17,941			17,941
Mortgage-backed securities (3)	–	10	416	426			426
Asset-backed securities
CDOs (5)	–	–	2,460	2,460			2,460
Non-CDO securities	–	236	541	777			777
Corporate debt and other debt	30	31,732	1,482	33,244			33,244
Equities	35,767	221	2,373	38,361			38,361
	35,797	86,668	7,374	129,839			129,839
Available-for-sale (6)
Canadian government debt (3)
Federal	–	16,274	–	16,274			16,274
Provincial and municipal	–	1,536	–	1,536			1,536
U.S. state, municipal and agencies debt (3)	–	3,246	2,404	5,650			5,650
Other OECD government debt	1,451	3,629	–	5,080			5,080
Mortgage-backed securities (3)	–	–	1,545	1,545			1,545
Asset-backed securities
CDOs	–	–	224	224			224
Non-CDO securities	–	1,956	1,325	3,281			3,281
Corporate debt and other debt	361	9,950	2,634	12,945			12,945
Equities	164	139	1,265	1,568			1,568
Loan substitute securities	–	228	–	228			228
	1,976	36,958	9,397	48,331			48,331
Asset purchased under reverse repurchase agreements and securities borrowed	–	51,713	–	51,713			51,713
Loans	–	771	592	1,363			1,363
Other
Derivatives
Interest rate contracts	3	66,734	779	67,516			67,516
Foreign exchange contracts	–	29,620	101	29,721			29,721
Credit derivatives	–	964	960	1,924			1,924
Other contracts	1,960	2,192	3,735	7,887			7,887
Valuation adjustments determined on a pooled basis	(1)	(202)	(482)	(685)			(685)
Total gross derivatives	1,962	99,308	5,093	106,363			106,363
Netting adjustments (2)						(254)	(254)
Total derivatives							106,109
Other assets	286	10	–	296			296
	$40,021	$275,610	$22,456	$338,087		$(254)	$337,833
Financial Liabilities
Deposits
Personal	$–	$–	$3,237	$3,237	$		$3,237
Business and government	–	57,658	3,380	61,038			61,038
Bank	–	4,713	–	4,713			4,713
Other
Obligations related to securities sold short	14,780	31,577	240	46,597			46,597
Obligations related to assets sold under repurchase agreements and securities loaned	–	25,695	–	25,695			25,695
Derivatives
Interest rate contracts	1	60,840	415	61,256			61,256
Foreign exchange contracts	–	34,967	27	34,994			34,994
Credit derivatives	–	1,112	608	1,720			1,720
Other contracts	1,203	3,743	5,415	10,361			10,361
Total gross derivatives	1,204	100,662	6,465	108,331			108,331
Netting adjustments (2)						(254)	(254)
Total derivatives							108,077
Other liabilities	–	–	(382)	(382)			(382)
Subordinated debentures	–	–	119	119			119
	$15,984	$220,305	$13,059	$249,348		$(254)	$249,094

(1)	Certain government bonds of $445 million reported in Trading and AFS Canadian government debt – Federal and U.S. state, municipal and agencies debt were classified as Level 2 as at April 30, 2012, whereas they were classified as Level 1 as at January 31, 2012. For the three-months ended January 31, 2012, certain government bonds of $479 million reported in Trading and AFS Canadian government debt – Federal and U.S. state, municipal and agencies debt, and $138 million included in Obligations related to securities sold short were classified as Level 2, whereas they were classified as Level 1 as at October 31, 2011. In addition, certain government bonds of $179 million reported in Trading Canadian government debt – Federal, and $802 million included in Obligations related to securities sold short were classified as Level 1 as at January 31, 2012 as opposed to Level 2 as at October 31, 2011. For year ended October 31, 2011, Level 1 balances of the Trading securities, the AFS securities and the Obligations related to securities sold short liabilities increased and the corresponding Level 2 balances decreased due to a change in levelling for highly liquid G7 issued debt as their fair values are based on unadjusted quoted prices in active markets for the identical bonds. As at January 31, 2011, the Level 1 asset balances of these bonds, which are included in Canadian government debt – Federal, U.S. state, municipal and agencies debt and Other OECD government debt of the Trading and AFS securities, totalled $27.5 billion, representing the transfer-in amount and position changes during the period.
(2)	Refer to Offsetting financial assets and financial liabilities section in Note 2.
(3)	As at April 30, 2012, residential and commercial MBS included in Trading securities were $6,210 million and $90 million (January 31, 2012 – $7,893 million and $49 million; October 31, 2011 – $7,190 million and $43 million; April 30, 2011 – $6,096 million and $49 million; November 1, 2010 – $5,110 million and $96 million), respectively, and in AFS securities, $3,410 million and $50 million (January 31, 2012 – $1,290 million and $52 million; October 31, 2011 – $740 million and $54 million; April 30, 2011 – $2,581 million and $110 million; November 1, 2010 – $3,531 million and $152 million), respectively.
(4)	OECD stands for Organisation for Economic Co-operation and Development.
(5)	CDOs stand for Collateralized Debt Obligations.
(6)	Excludes $12 million and $526 million of AFS and held-to-maturity securities. (January 31, 2012 – $14 million and $483 million; October 31, 2011 – $5 million and $461 million; April 30, 2011 – $5 million and $423 million; November 1, 2010 – $257 million and $656 million), respectively, that are carried at cost.

Royal Bank of Canada        Second Quarter 2012        81

Changes to fair value measurement for instruments categorized in Level 3

The following table presents the changes in fair value measurements included in Level 3 of the fair value hierarchy. In the tables below, transfers in and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the “Total realized/unrealized gains (losses) included in earnings” column of the reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the reconciliation.

	For the three-months ended April 30, 2012
	Fair value February 1, 2012	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2012	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2012 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$–	$–	$–
Provincial and municipal	3	–	–	–	(3)	–	–	–	–
U.S. state, municipal and agencies debt	38	–	(1)	3	(26)	16	–	30	(1)
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	42	–	(1)	–	(1)	–	–	40	–
Asset-backed securities
CDOs	150	1	(2)	–	(25)	–	–	124	1
Non-CDO securities	102	–	–	498	(577)	–	–	23	–
Corporate debt and other debt	504	(5)	–	204	(292)	20	(5)	426	(3)
Equities	292	19	(4)	20	(34)	19	–	312	19
	1,131	15	(8)	725	(958)	55	(5)	955	16
Available-for-sale
U.S. state, municipal and agencies debt	2,084	–	(23)	304	121	–	–	2,486	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	177	–	1	–	(11)	–	–	167	n.a.
Asset-backed securities
CDOs	2,161	–	(12)	–	(78)	–	–	2,071	n.a.
Non-CDO securities	1,117	–	(7)	44	(136)	–	–	1,018	n.a.
Corporate debt and other debt	1,467	–	(23)	198	(159)	–	–	1,483	n.a.
Equities	845	(4)	4	68	(7)	69	(5)	970	n.a.
	7,851	(4)	(60)	614	(270)	69	(5)	8,195	n.a.
Loans – Wholesale	732	1	(5)	–	(310)	–	–	418	(1)
Other
Derivatives, net of derivative related liabilities (3)	(1,717)	28	14	24	28	(2)	10	(1,615)	64
	$7,997	$40	$(59)	$1,363	$(1,510)	$122	$–	$7,953	$79
Liabilities
Deposits
Personal	$(4,981)	$(52)	$85	$(1,522)	$1,279	$–	$55	$(5,136)	$(3)
Business and government	(2,288)	(21)	38	(555)	85	–	20	(2,721)	(31)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(84)	5	1	–	–	–	–	(78)	6
Subordinated debentures	(115)	(5)	7	–	–	–	–	(113)	(5)
	$(7,468)	$(73)	$131	$(2,077)	$1,364	$–	$75	$(8,048)	$(33)

82        Royal Bank of Canada        Second Quarter 2012

Note 4 Fair Value of Financial Instruments (continued)

	For the three-months ended January 31, 2012
	Fair value November 1, 2011	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (2)	Transfers into Level 3	Transfers out of Level 3	Fair value January 31, 2012	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended January 31, 2012 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$–	$–	$–
Provincial and municipal	4	–	–	1	(2)	–	–	3	–
U.S. state, municipal and agencies debt	86	(6)	1	54	(55)	–	(42)	38	(3)
Other OECD government debt	47	–	–	–	–	–	(47)	–	–
Mortgage-backed securities	45	(2)	–	–	(2)	–	1	42	(2)
Asset-backed securities
CDOs	371	–	2	–	(223)	–	–	150	(2)
Non-CDO securities	138	–	–	637	(682)	19	(10)	102	–
Corporate debt and other debt	720	39	(2)	161	(422)	50	(42)	504	12
Equities	352	(48)	3	2	(9)	1	(9)	292	(15)
	1,763	(17)	4	855	(1,395)	70	(149)	1,131	(10)
Available-for-sale
U.S. state, municipal and agencies debt	2,305	(2)	13	–	(125)	–	(107)	2,084	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	184	–	3	–	(10)	–	–	177	n.a.
Asset-backed securities
CDOs	1,932	–	24	–	205	–	–	2,161	n.a.
Non-CDO securities	1,059	(3)	–	69	(8)	–	–	1,117	n.a.
Corporate debt and other debt	1,478	–	5	104	(120)	–	–	1,467	n.a.
Equities	863	(5)	(21)	17	(4)	–	(5)	845	n.a.
	7,821	(10)	24	190	(62)	–	(112)	7,851	n.a.
Loans – Wholesale	563	(36)	1	218	(14)	–	–	732	(35)
Other
Derivatives, net of derivative related liabilities (3)	(1,936)	(16)	(9)	(58)	269	–	33	(1,717)	(97)
	$8,211	$(79)	$20	$1,205	$(1,202)	$70	$(228)	$7,997	$(142)
Liabilities
Deposits
Personal	$(3,615)	$(105)	$(27)	$(1,275)	$41	$–	$–	$(4,981)	$(102)
Business and government	(3,435)	(15)	(5)	(132)	570	(324)	1,053	(2,288)	(7)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(68)	(17)	–	–	1	–	–	(84)	(12)
Subordinated debentures	(111)	(1)	(3)	–	–	–	–	(115)	(1)
	$(7,229)	$(138)	$(35)	$(1,407)	$612	$(324)	$1,053	$(7,468)	$(122)

Royal Bank of Canada        Second Quarter 2012        83

	For the three-months ended April 30, 2011
	Fair value February 1, 2011	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2011	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2011 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$–	$–	$–
Provincial and municipal	–	–	–	–	–	7	–	7	–
U.S. state, municipal and agencies debt	129	2	(7)	–	–	38	–	162	2
Other OECD government debt	–	–	–	–	–	–	–	–	–
Mortgage-backed securities	75	(2)	(1)	7	9	–	–	88	(2)
Asset-backed securities
CDOs	2,149	(24)	(110)	1	(29)	–	–	1,987	(24)
Non-CDO securities	109	1	–	216	(201)	45	–	170	1
Corporate debt and other debt	1,316	12	(20)	65	16	102	(35)	1,456	6
Equities	343	4	(19)	74	1	–	–	403	4
	4,121	(7)	(157)	363	(204)	192	(35)	4,273	(13)
Available-for-sale
U.S. state, municipal and agencies debt	2,199	3	(214)	139	1,290	–	–	3,417	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	113	–	–	–	(3)	–	–	110	n.a.
Asset-backed securities
CDOs	215	–	(41)	–	(3)	–	–	171	n.a.
Non-CDO securities	1,406	(19)	(77)	–	131	32	–	1,473	n.a.
Corporate debt and other debt	3,516	–	(70)	255	(2,055)	51	(58)	1,639	n.a.
Equities	1,071	(3)	(2)	10	(42)	23	(7)	1,050	n.a.
	8,520	(19)	(404)	404	(682)	106	(65)	7,860	n.a.
Loans – Wholesale	500	8	(24)	21	(30)	–	(2)	473	9
Other
Derivatives, net of derivative related liabilities (3)	(1,508)	2	83	(1)	263	(295)	365	(1,091)	77
	$11,633	$(16)	$(502)	$787	$(653)	$3	$263	$11,515	$73
Liabilities
Deposits
Personal	$(3,190)	$(39)	$104	$(749)	$783	$–	$–	$(3,091)	$28
Business and government	(3,493)	(45)	118	(522)	379	–	58	(3,505)	(44)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	77	(16)	(11)	–	(68)	–	–	(18)	(16)
Subordinated debentures	(116)	6	5	–	–	–	–	(105)	6
	$(6,722)	$(94)	$216	$(1,271)	$1,094	$–	$58	$(6,719)	$(26)

84        Royal Bank of Canada        Second Quarter 2012

Note 4 Fair Value of Financial Instruments (continued)

	For the six-months ended April 30, 2012
	Fair value November 1, 2011	Total realized/ unrealized gains (losses) included in earnings	Total unrealized gains (losses) included in other comprehensive income (1)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2012	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2012 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$–	$–	$–	$–	$–	$–	$–	$–	$–
Provincial and municipal	4	–	–	1	(5)	–	–	–	–
U.S. state, municipal and agencies debt	86	(6)	–	57	(81)	16	(42)	30	(1)
Other OECD government debt	47	–	–	–	–	–	(47)	–	–
Mortgage-backed securities	45	(2)	(1)	–	(2)	–	–	40	(1)
Asset-backed securities
CDOs	371	1	–	–	(248)	–	–	124	(1)
Non-CDO securities	138	–	–	1,135	(1,259)	19	(10)	23	–
Corporate debt and other debt	720	34	(2)	365	(714)	70	(47)	426	10
Equities	352	(29)	(1)	22	(43)	20	(9)	312	19
	1,763	(2)	(4)	1,580	(2,352)	125	(155)	955	26
Available-for-sale
U.S. state, municipal and agencies debt	2,305	(2)	(10)	304	(4)	–	(107)	2,486	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	184	–	4	–	(21)	–	–	167	n.a.
Asset-backed securities									n.a.
CDOs	1,932	–	12	–	127	–	–	2,071	n.a.
Non-CDO securities	1,059	(3)	(7)	113	(144)	–	–	1,018	n.a.
Corporate debt and other debt	1,478	–	(18)	302	(279)	–	–	1,483	n.a.
Equities	863	(9)	(17)	85	(11)	69	(10)	970	n.a.
	7,821	(14)	(36)	804	(332)	69	(117)	8,195	n.a.
Loans – Wholesale	563	(35)	(4)	218	(324)	–	–	418	(2)
Other
Derivatives, net of derivative related liabilities (3)	(1,936)	12	5	(34)	297	(2)	43	(1,615)	(26)
	$8,211	$(39)	$(39)	$2,568	$(2,711)	$192	$(229)	$7,953	$(2)
Liabilities
Deposits
Personal	$(3,615)	$(157)	$58	$(2,797)	$1,320	$–	$55	$(5,136)	$(90)
Business and government	(3,435)	(36)	33	(687)	655	(324)	1,073	(2,721)	(31)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Other liabilities	(68)	(12)	1	–	1	–	–	(78)	(11)
Subordinated debentures	(111)	(6)	4	–	–	–	–	(113)	(5)
	$(7,229)	$(211)	$96	$(3,484)	$1,976	$(324)	$1,128	$(8,048)	$(137)

Royal Bank of Canada        Second Quarter 2012        85

	For the six-months ended April 30, 2011
	Fair value November 1, 2010	Total realized/ unrealized gains (losses) included in earnings (4)	Total unrealized gains (losses) included in other comprehensive income (1), (4)	Purchases of assets/ issuances of liabilities	Sales of assets/ settlements of liabilities and others (2)	Transfers into Level 3	Transfers out of Level 3	Fair value April 30, 2011	Changes in unrealized gains (losses) included in earnings for assets and liabilities for the period ended April 30, 2011 for positions still held
Assets
Securities
Trading
Canadian government debt
Federal	$14	$–	$–	$–	$(10)	$–	$(4)	$–	$–
Provincial and municipal	5	–	–	–	–	7	(5)	7	–
U.S. state, municipal and agencies debt	41	2	(8)	–	(17)	144	–	162	1
Other OECD government debt	42	–	–	–	–	–	(42)	–	–
Mortgage-backed securities	416	(42)	(11)	1,191	(520)	–	(946)	88	(5)
Asset-backed securities
CDOs	2,460	(53)	(154)	21	(287)	–	–	1,987	(53)
Non-CDO securities	541	(1)	(7)	1,295	(1,214)	45	(489)	170	–
Corporate debt and other debt	1,482	66	(30)	362	(287)	160	(297)	1,456	59
Equities	2,373	72	(60)	529	1	–	(2,512)	403	10
	7,374	44	(270)	3,398	(2,334)	356	(4,295)	4,273	12
Available-for-sale
U.S. state, municipal and agencies debt	2,404	6	(258)	140	1,125	–	–	3,417	n.a.
Other OECD government debt	–	–	–	–	–	–	–	–	n.a.
Mortgage-backed securities	1,545	(1)	8	4	(136)	–	(1,310)	110	n.a.
Asset-backed securities
CDOs	224	–	(39)	–	(14)	–	–	171	n.a.
Non-CDO securities	1,325	(19)	(25)	–	58	190	(56)	1,473	n.a.
Corporate debt and other debt	2,634	–	(157)	669	(1,500)	51	(58)	1,639	n.a.
Equities	1,265	(12)	(24)	51	(192)	23	(61)	1,050	n.a.
	9,397	(26)	(495)	864	(659)	264	(1,485)	7,860	n.a.
Loans – Wholesale	592	4	(34)	53	(225)	85	(2)	473	(3)
Other
Derivatives, net of derivative related liabilities (3)	(1,372)	27	126	(23)	219	(333)	265	(1,091)	157
	$15,991	$49	$(673)	$4,292	$(2,999)	$372	$(5,517)	$11,515	$166
Liabilities
Deposits
Personal	$(3,237)	$(150)	$159	$(1,455)	$1,592	$–	$–	$(3,091)	$(42)
Business and government	(3,380)	62	170	(1,237)	822	–	58	(3,505)	(7)
Bank	–	–	–	–	–	–	–	–	–
Other
Obligations related to securities sold short	(240)	(5)	1	–	58	–	186	–	–
Other liabilities	382	29	(19)	(2)	(408)	–	–	(18)	(28)
Subordinated debentures	(119)	5	10	–	(1)	–	–	(105)	5
	$(6,594)	$(59)	$321	$(2,694)	$2,063	$–	$244	$(6,719)	$(72)

(1)	Includes the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on AFS securities were $55 million and $32 million for the three and six months ended April 30, 2012 (three-months ended January 31, 2012 – losses of $23 million; three-months ended October 31, 2011 – losses of $41 million; three-months ended April 30, 2011 – gains of $46 million; six months ended April 30, 2011 – gains of $117 million), excluding the translation gains or losses.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at April 30, 2012 included derivative assets of $952 million (January 31, 2012 – $1,019 million; October 31, 2011 – $1,015 million; April 30, 2011 – $1,446 million; November 1, 2010 – $5,093 million) and derivative liabilities of $2,567 million (January 31, 2012 – $2,736 million; October 31, 2011 – $2,951 million; April 30, 2011 – $2,537 million; November 1, 2010 – $6,465 million).
(4)	Includes losses of $1 million and $23 million in earnings and gains of $21 million and $59 million in OCI related to our U.S. regional retail banking operations for the three and six months ended April 30, 2011, respectively.

For the three-months ended April 30, 2012, total assets of $122 million were transferred into Level 3. Transfers over $20 million (significant transfers) into Level 3 assets include Corporate debt and other debt of $20 million in the Trading securities related to a corporate bond which fair value was no longer available from the pricing services, and Equities of $69 million in the AFS securities which fair value was determined using a model with unobservable inputs. In the same period, total liabilities of $75 million were transferred out of Level 3. They include $55 million Personal deposits consisting of equity-linked structure notes with observable inputs and $20 million Business and government deposits comprising interest-rate-linked structured notes with shorter maturities and therefore observable inputs.

For the three-months ended January 31, 2012, total assets and liabilities of $70 million and $324 million, respectively, were transferred into Level 3. Significant transfers into Level 3 include Corporate debt and other debt of $50 million for corporate bonds which no longer had observable pricing, and Business and government deposits of $324 million for structured and deposit notes with long maturities. In addition, there were transfers of $228 million of assets and $1,053 million of liabilities from Level 3 to Level 2 due to increased price transparency and market activity and shorter maturity terms. Significant transfers due to increased price

86        Royal Bank of Canada        Second Quarter 2012

Note 4 Fair Value of Financial Instruments (continued)

transparency includes $42 million of agency MBS reported in U.S. state, municipal and agencies debt, $47 million of Other OECD government debt, $42 million of floating-rate notes and corporate bonds included in Corporate debt and other debt, and $107 million of Tender option bonds (TOBs) included in AFS U.S. state, municipal and agencies debt. Significant transfers of the liabilities due to shorter maturity terms include $1,053 million of Business and government deposits, and $33 million of Derivatives consisting primarily of commodity derivatives.

For the three-months ended April 30, 2011, total assets of $3 million were transferred into Level 3. Significant transfers into Level 3 assets include U.S. state, municipal and agencies debt of $38 million, Trading Non-CDO securities of $45 million, AFS Non-CDO securities of $32 million, Trading Corporate debt and other debt of $102 million, AFS Corporate debt and other debt of $51 million and AFS Equities of $23 million. Significant transfer of liabilities into Level 3 includes inflation swaps of $295 million due to unobservability of the underlying inflation index. Level 3 Trading Corporate debt and other debt of $35 million, AFS Corporate debt and other debt of $58 million and Business and government deposits of $58 million were transferred out of Level 3 assets and liabilities. Equity derivatives (derivative-related assets of $108 million and derivative related liabilities of $483 million) which values are based on the observable net asset values (NAVs) of the underlying hedge funds were also transferred from Level 3 to Level 2.

For the three-months ended January 31, 2011, $369 million of assets were transferred into Level 3 and significant transfers comprise AFS securities of $158 million consisting of uninsured student loans, U.S. municipal bonds and Corporate debt and other debt of $164 million in Trading securities, Wholesale loans of $85 million and Derivatives of $38 million consisting of credit default swaps. During the same quarter, significant transfers from Level 3 to Level 2 include Mortgage Backed Securities of $946 million and $1,310 million in Trading and AFS securities, respectively, Trading Non-CDO securities of $489 million, certain hedge funds investments of $2,512 million redeemable at their NAVs in Trading Equities, Other OECD government debt of $42 million, Corporate debt and other debt of $262 million in Trading securities, Non-CDO securities of $56 million and Equities of $54 million in AFS securities and Derivatives of $100 million related to commodity derivatives and credit derivatives.

Positive and negative fair value movement of Level 3 financial instruments from using reasonably possible alternative assumptions

A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of the fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about valuation of these Level 3 financial instruments.

The following table summarizes the impact to fair values of Level 3 financial instruments using reasonably possible alternative assumptions. This sensitivity disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of Level 3 financial instruments. In reporting the sensitivities below, we have considered offsetting balances in instances when: (i) the move in valuation factor caused an offsetting positive and negative fair value movement, (ii) both offsetting instruments are in Level 3, and (iii) when exposures are managed and reported on a net basis. With respect to overall sensitivity, it is unlikely in practice that all reasonably possible alternative assumptions would be simultaneously realized.

	As at April 30, 2012			As at January 31, 2012
	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities (1)
Trading
U.S. state, municipal and agencies debt	$30	$–	$–	$38	$–	$–
Mortgage-backed securities	40	–	–	42	–	–
Asset-backed securities	147	4	(3)	252	6	(5)
Corporate debt and other debt	426	31	(27)	504	26	(22)
Equities	312	1	(3)	292	–	–
Available-for-sale
U.S. state, municipal and agencies debt	2,486	29	(55)	2,084	20	(45)
Mortgage-backed securities	167	11	(11)	177	3	(3)
Asset-backed securities	3,089	35	(51)	3,278	42	(70)
Corporate debt and other debt	1,483	16	(13)	1,467	13	(11)
Equities	970	20	(36)	845	13	(13)
Loans	418	5	(6)	732	14	(15)
Derivatives	952	108	(128)	1,019	120	(135)
Total	$10,520	$260	$(333)	$10,730	$257	$(319)
Deposits	(7,857)	85	(87)	(7,269)	67	(68)
Derivatives	(2,567)	77	(104)	(2,736)	88	(114)
Other, other liabilities and subordinated debentures	(191)	4	(4)	(199)	1	(1)
Total	$(10,615)	$166	$(195)	$(10,204)	$156	$(183)

Royal Bank of Canada        Second Quarter 2012        87

	As at October 31, 2011			As at April 30, 2011
	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities (1)
Trading
U.S. state, municipal and agencies debt	$86	$–	$–	$162	$3	$(3)
Mortgage-backed securities	45	–	–	88	1	(1)
Asset-backed securities	509	3	(3)	2,157	37	(36)
Corporate debt and other debt	720	20	(17)	1,456	13	(12)
Equities	352	–	–	403	–	–
Available-for-sale
U.S. state, municipal and agencies debt	2,305	31	(60)	3,417	16	(29)
Mortgage-backed securities	184	3	(3)	110	–	–
Asset-backed securities	2,991	41	(68)	1,644	20	(37)
Corporate debt and other debt	1,478	12	(11)	1,639	20	(17)
Equities	863	3	(2)	1,050	–	–
Loans	563	9	(11)	473	3	(4)
Derivatives	1,015	171	(151)	1,446	151	(106)
Total	$11,111	$293	$(326)	$14,045	$264	$(245)
Deposits	(7,050)	61	(59)	(6,596)	41	(36)
Derivatives	(2,951)	119	(133)	(2,537)	95	(115)
Other, other liabilities and subordinated debentures	(179)	1	(1)	(123)	1	(1)
Total	$(10,180)	$181	$(193)	$(9,256)	$137	$(152)

	As at November 1, 2010
	Level 3 fair value	Positive fair value movement from using reasonably possible alternatives	Negative fair value movement from using reasonably possible alternatives
Securities (1)
Trading
U.S. state, municipal and agencies debt	$41	$–	$–
Mortgage-backed securities	416	37	(33)
Asset-backed securities	3,001	20	(31)
Corporate debt and other debt	1,482	26	(21)
Equities	2,373	–	–
Available-for-sale
U.S. state, municipal and agencies debt	2,404	32	(67)
Mortgage-backed securities	1,545	67	(92)
Asset-backed securities	1,549	25	(56)
Corporate debt and other debt	2,634	39	(31)
Equities	1,265	–	–
Loans	592	3	(2)
Derivatives	5,093	194	(170)
Total	$22,395	$443	$(503)
Deposits	(6,617)	10	(10)
Derivatives	(6,465)	81	(87)
Other, other liabilities and subordinated debentures	23	–	–
Total	$(13,059)	$91	$(97)

(1)	Excludes Trading securities – Canadian government debt and Other OECD government debt as their Level 3 balances were not material for the periods.

Sensitivity results

As at April 30, 2012, the effects of applying other reasonably possible alternative assumptions to the Level 3 asset positions would be an increase of $260 million and a reduction of $333 million in fair value, of which $111 million and $166 million would be recorded in Other components of equity, and to the Level 3 liability positions a decrease of $166 million and an increase of $195 million in fair value. The increase in negative fair value movements on Level 3 assets is mainly due to a transfer of certain AFS Equities to Level 3 during the quarter. The increase in both positive and negative fair value movements for Level 3 Deposit liabilities is due to issuances of promissory notes and interest-rate structured notes.

Level 3 valuation inputs and approaches of developing reasonably possible alternative assumptions

Level 3 financial instruments primarily include asset-backed securities (ABS) including Collateralized Loan Obligations and CDOs, auction-rate securities (ARS), TOBs, U.S. Non-agency MBS, non-OECD government and corporate debt with long-dated maturities and significant unobservable spreads, hedge fund investments with certain redemption restrictions, certain structured debt securities, private equities, derivatives referenced to the performance of certain CDOs, commodity derivatives, equity-linked and interest-rate-linked structured notes, and deposit notes with long-dated maturities and significant unobservable spreads.

88        Royal Bank of Canada        Second Quarter 2012

The following is a summary of the unobservable inputs of the Level 3 instruments and our approach to develop reasonably possible alternative assumptions used to determine sensitivity:

In our Trading and AFS portfolios, MBS (subprime, Alt-A and prime), ABS (Collateralized Loan Obligations, CDOs), Corporate debt and other debt (corporate bonds and loans, floating-rate notes, non-OECD countries’ government debt), U.S. state, municipal and agency debt (TOB) and Loans (corporate bonds and loans) are valued using prices from pricing services. These securities were classified as Level 3 due to a lack of market observable pricing. The positive and negative sensitivities are determined based on plus or minus one standard deviation of the input prices if sufficient number of prices is received, or using high and low vendor prices as reasonably possible alternative assumptions.

Fair value of certain municipal and student loan ARS in the AFS portfolio is determined by the discounted cash flow valuation technique. Cash flows of the underlying ARS assets are forecasted based on unobservable parameters such as defaults, prepayments and delinquencies, and are discounted using a market observable interest rate and an unobservable discount margin. In calculating the sensitivity of these ARS, we decreased the discount margin between .2% and 1.2% and increased the discount margin between .5% and 2.0%, depending on the specific reasonable range of fair value uncertainty for each particular financial instrument’s market.

Our Level 3 Trading Equities consist of hedge fund units with certain redemption restrictions. Since we cannot redeem these hedge funds at NAV within a certain period after the period end, the NAVs of the funds and the corresponding equity derivatives in the Derivatives (Liability) referencing to the NAVs are not considered observable. The NAVs of the AFS private equities are also unobservable due to the few recent market transactions to support their values. We have not applied another reasonably possible alternative assumption to these private equity positions as the NAVs are provided by the fund managers. This approach also applies to our hedge fund and related equity derivatives.

Our Level 3 Derivative assets and liabilities consist of CDO-referenced derivatives, commodity derivatives, structured-interest-rate derivatives, hedge fund swaps and BOLI. Inputs for CDOs are based on credit default correlation. Commodity derivatives inputs are contract prices and prices for certain long term contracts in which prices are not observable. For our commodity derivatives sensitivity, we applied one standard deviation to the commodity prices. Interest rate swaps and options were classified as Level 3 if their terms exceed certain observable periods or contain unique features, respectively. The sensitivity for interest rate swaps, cross currency swaps and options is derived using a combination of model and parameter uncertainty valuation adjustments. For BOLI, the unobservable inputs include default rates, prepayment rates, severity and housing price index. For sensitivity, the range of values was determined as reasonably possible alternative assumptions by adjusting these parameters by 10% and the housing price index by one standard deviation. The sensitivity for the derivative credit valuation adjustment was calculated using a combination of increasing the relative credit spread by 8.2%, and an amount for model uncertainty.

Deposits are composed of equity-linked and interest-rate-linked structured notes, as well as promissory notes with significant unobservable spreads and limited market activities. For equity-linked and interest-rate-linked structured notes, model parameters include volatility rate, dividend rate, correlation and foreign currency rate. The model parameters are adjusted by plus or minus one standard deviation and the interest rate curves by certain basis points to derive the sensitivities.

Note 5 Securities

The following table presents the gross unrealized gains and losses on AFS securities (1), (2).

	As at
	April 30, 2012				January 31, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$10,696	$443	$(9)	$11,130	$10,757	$616	$(4)	$11,369
Provincial and municipal	1,170	17	–	1,187	1,207	21	–	1,228
U.S. state, municipal and agencies debt (3)	5,421	12	(204)	5,229	4,664	10	(173)	4,501
Other OECD government debt	8,113	23	(19)	8,117	8,773	29	(58)	8,744
Mortgage-backed securities	326	17	(21)	322	346	16	(21)	341
Asset-backed securities
CDOs	2,049	36	(14)	2,071	2,159	17	(15)	2,161
Non-CDO securities	1,425	10	(74)	1,361	1,422	7	(122)	1,307
Corporate debt and other debt	8,287	48	(69)	8,266	10,480	47	(126)	10,401
Equities	1,310	210	(32)	1,488	1,185	187	(25)	1,347
Loan substitute securities	212	13	–	225	212	10	–	222
	$39,009	$829	$(442)	$39,396	$41,205	$960	$(544)	$41,621

.	As at
	October 31, 2011				April 30, 2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$9,172	$492	$(1)	$9,663	$10,688	$181	$(7)	$10,862
Provincial and municipal	1,537	25	(1)	1,561	1,575	24	(1)	1,598
U.S. state, municipal and agencies debt (3)	4,669	10	(172)	4,507	5,895	35	(110)	5,820
Other OECD government debt	7,091	26	(33)	7,084	5,995	13	(13)	5,995
Mortgage-backed securities	314	19	(23)	310	1,013	29	(33)	1,009
Asset-backed securities
CDOs	1,941	4	(14)	1,931	198	5	(32)	171
Non-CDO securities	1,488	5	(111)	1,382	3,407	19	(95)	3,331
Corporate debt and other debt	10,882	59	(105)	10,836	13,551	97	(133)	13,515
Equities	1,219	206	(27)	1,398	1,355	222	(20)	1,557
Loan substitute securities	222	–	–	222	228	16	–	244
	$38,535	$846	$(487)	$38,894	$43,905	$641	$(444)	$44,102

Royal Bank of Canada        Second Quarter 2012        89

	As at
	November 1, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$15,871	$436	$(1)	$16,306
Provincial and municipal	1,493	44	(1)	1,536
U.S. state, municipal and agencies debt (3)	5,659	66	(75)	5,650
Other OECD government debt	5,068	24	(8)	5,084
Mortgage-backed securities	1,590	24	(69)	1,545
Asset-backed securities
CDOs	221	20	(17)	224
Non-CDO securities	3,423	25	(167)	3,281
Corporate debt and other debt	13,612	188	(233)	13,567
Equities	1,646	200	(23)	1,823
Loan substitute securities	228	–	–	228
	$48,811	$1,027	$(594)	$49,244

(1)	Includes $526 million held-to-maturity securities at April 30, 2012 (January 31, 2012 – $483 million, October 31, 2011 – $461 million, April 30, 2011 – $423 million, November 1, 2010 – $656 million).
(2)	The majority of the MBS are residential. Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $48 million, $2 million, $nil and $50 million, respectively as at April 30, 2012 (January 31, 2012 – $50 million, $2 million, $nil, and $52 million, October 31, 2011 – $52 million, $2 million, $nil, and $54 million, April 30, 2011 – $107 million, $3 million, $nil, and $110 million, November 1, 2010 – $148 million, $4 million, $nil and $152 million).
(3)	Includes securities issued by non-U.S. agencies backed by government issued assets, and MBS and ABS issued by U.S. government agencies.

Net gain and loss on available-for-sale securities (1)

	For the three-months ended			For the six-months ended
	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Realized gains	$53	$38	$125	$91	$193
Realized losses and writedowns	(69)	(17)	(67)	(86)	(156)
Net gain (loss) on available-for-sale securities	$(16)	$21	$58	$5	$37

(1)	The following related to our insurance operations are included in the Insurance premiums, investment and fee income line in our Consolidated Statements of Income: Realized gains – three-months ended April 30, 2012 – $1 million; six-months ended April 30, 2012 – $7 million (three-months ended January 31, 2012 – $6 million; three-months ended April 30, 2011 – $1 million; six-months ended April 30, 2011 – $10 million). Realized losses and writedowns – three-months ended April 30, 2012 – $nil; six-months ended April 30, 2012 – $nil (three-months ended January 31, 2012 – $nil; three-months ended April 30, 2011 – $(1) million; six-months ended April 30, 2011 – $(15) million).

AFS securities are assessed for objective indicators of impairment at each reporting date and more frequently when conditions warrant. Our impairment review is primarily based on the factors described in Note 2. Depending on the nature of the securities under review we apply specific methodology to assess whether the amortized cost of the security would be recovered. As at April 30, 2012 our gross unrealized losses on AFS securities were $442 million (January 31, 2012 – $544 million; October 31, 2011 – $487 million; April 30, 2011 – $444 million; November 1, 2010 – $594 million).

When assessing impairment for debt instruments we primarily considered counterparty ratings and security-specific factors, including collateral, external ratings, subordination and other market factors. For complex debt instruments including U.S. non-agency MBS, ABS and other structured products, we also use cash flow projection models which incorporate actual and projected cash flows for each security using a number of assumptions and inputs that are based on security specific factors. The inputs and assumptions used such as default, prepayment and recovery rates are based on current market data. For U.S. non-agency MBS, recovery rates are largely dependent upon forecasted property prices which were assessed at the municipal level and provided by a third-party vendor. In addition, we also consider the transaction structure and credit enhancement for the structured securities. If the model predicts that we will not be able to fully recover the entire principal and interest amount, we do a further review of the security in order to assess whether a loss would ultimately be realized. The securities deemed impaired are written down to their fair value.

As equity securities do not have contractual cash flows, they are assessed differently than debt securities. For equity securities with unrealized losses, we assess whether there is any objective evidence that suggests that the security is impaired. The factors we consider include the length of time and extent the fair value has been below the cost and the financial condition and near term prospects of the issuer. We conduct further analysis for securities where the fair value had been below cost for greater than twelve months. Equity securities which have an unrealized loss for a prolonged period of time or for which the unrealized loss is significant, were deemed impaired and were written down to their fair value.

As at April 30, 2012 the total amortized cost of the AFS portfolio decreased by $2.2 billion compared to January 31, 2012. The decrease largely reflects maturities net of purchases of certain certificate of deposits and floating rate notes as well as the sale of securities by RBC Dexia related to the acquisition, more fully described in Note 8. Compared to October 31, 2011, the total amortized cost increased by $474 million mainly due to purchases of Canadian government guaranteed MBS and short-term OECD government debt partially offset by maturities of short-term corporate and other debt. Compared to April 30, 2011, the total amortized cost decreased by $4.9 billion largely reflecting AFS securities held by our U.S. regional retail banking operations which were reclassified to discontinued operations and subsequently sold during this quarter.

As at April 30, 2012 gross unrealized gains decreased by $131 million or 14% to $829 million compared to January 31, 2012 mainly reflecting a decrease in the fair values for Canadian government guaranteed debt primarily due to the impact of increasing interest rates. Compared to October 31, 2011, the gross unrealized gains decreased marginally by $17 million or 2%. Compared to April 30, 2011, gross unrealized gains increased by $188 million or 29% mainly reflecting an increase in the fair values for Canadian government guaranteed debt primarily due to the impact of decreasing interest rates over the year.

As at April 30, 2012 gross unrealized losses decreased by $102 million or 18% to $442 million compared to January 31, 2012. Compared to October 31, 2011, the gross unrealized losses decreased by $45 million or 9%. The changes over the past two quarters mainly reflect an increase in the fair values for Other OECD government debt and Corporate debt and other debt due to narrowing of credit spreads for securities issued by European entities as well as due to losses realized on sales by RBC Dexia. Compared to

90        Royal Bank of Canada        Second Quarter 2012

Note 5 Securities (continued)

April 30, 2011, gross unrealized losses decreased by $2 million mainly reflecting gross unrealized losses on AFS securities held by our U.S. regional retail banking operations which were reclassified to discontinued operations and subsequently sold during this quarter. This was mostly offset by a decrease in the fair values for U.S. ARS due to widening of credit spreads.

Management believes that the unrealized losses on the above-mentioned securities as at April 30, 2012 are not associated with objective evidence of impairment.

Held-to-maturity securities

Held-to-maturity securities stated at amortized costs are subject to periodic impairment review and are classified as impaired when, in management’s opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. The impairment review of held-to-maturity securities is primarily based on the impairment model for loans as described in Note 2. Management is of the view that there is no impairment on held-to-maturity investments as at April 30, 2012.

Net gain (loss) on available-for-sale securities

When we determine that a security is impaired, the cumulative unrealized loss in Other components of equity is classified as Net gain (loss) on available-for-sale securities in Non-interest income. During the three-months ended April 30, 2012, $16 million of net losses on AFS were recognized in Non-interest income (three-months ended January 31, 2012 – $21 million net gains, three-months ended April 30, 2011 – $58 million net gains). The current period net loss largely reflects the loss on sales by RBC Dexia and on sale of certain corporate debt partially offset by gains from distributions from certain private equities and sale of Canadian government debt. Also contributing to the overall net loss are losses of $8 million on securities that were deemed impaired including certain private equities. This compares to net gains on sale for the three-months ended January 31, 2012 of $32 million and April 30, 2011 of $80 million which were partially offset by impairment losses for three-months ended January 31, 2012 of $11 million and April 30, 2011 of $22 million.

During the six-months ended April 30, 2012, $5 million of net gains on AFS were recognized in Non-interest income (six-months ended April 30, 2011 – $37 million). The current period largely reflects net gains on sale of $24 million primarily due to gains from distributions from certain private equities and gain on sale of Canadian government debt partially offset by loss on sales by RBC Dexia, as well as on sale of certain corporate debt. Partially offsetting the net gains are $19 million of losses on securities that were deemed impaired including certain private equities and U.S. ARS. This compares to net gains on sale for the six-months ended April 30, 2011 of $137 million which were partially offset by impairment losses of $100 million.

Included in the current period net loss is $1 million of gains mainly on the sale of certain corporate debt relating to our insurance operations which has been reflected in the Insurance premiums, investment and fee income line in our Consolidated Statements of Income (January 31, 2012 – $6 million; April 30, 2011 – $nil).

Reclassification of financial instruments

The following table provides information regarding certain securities that we reclassified in prior reporting periods:

Financial instruments reclassified in prior periods (1)

	As at
	April 30, 2012	January 31, 2012 (2)	October 31, 2011 (2)
Financial assets	Total carrying value and fair value	Total carrying value and fair value	Total carrying value and fair value
FVTPL reclassified to available-for-sale
CDOs	$1,877	$1,963	$1,738
Mortgage-backed securities	69	77	31
	$1,946	$2,040	$1,769

	For the three-months ended				For the six-months ended (2)
	April 30, 2012		January 31, 2012		April 30, 2012
	Change in fair value during the period (3)	Interest income/gains (losses) recognized in net income during the period	Change in fair value during the period (3)	Interest income/gains (losses) recognized in net income during the period	Change in fair value during the period (3)	Interest income/gains (losses) recognized in net income during the period
FVTPL reclassified to available-for-sale
CDOs	$18	$21	$10	$19	$28	$40
Mortgage-backed securities	(3)	2	(2)	3	(5)	5
	$15	$23	$8	$22	$23	$45

(1)	No reclassifications were made on or before April 30, 2011 under IFRS.
(2)	On October 1, 2011 and November 1, 2011 we reclassified $1,872 million and $255 million, respectively from FVTPL to AFS for certain CDOs and U.S. non-agency MBS.
(3)	This change represents the fair value gain or loss that would have been recognized in profit or loss had the assets not been reclassified.

Royal Bank of Canada        Second Quarter 2012        91

Note 6 Allowance for credit losses and impaired loans

	For the three-months ended April 30, 2012
	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$112	$16	$(6)	$1	$(9)	$21	$135
Personal	563	114	(130)	21	(7)	(18)	543
Credit cards	415	104	(129)	25	–	–	415
Small business	76	15	(18)	2	(1)	–	74
	1,166	249	(283)	49	(17)	3	1,167
Wholesale
Business (1)	766	99	(36)	10	(15)	(5)	819
Bank (2)	33		–	–	–	–	33
	799	99	(36)	10	(15)	(5)	852
Total allowance for loan losses	1,965	348	(319)	59	(32)	(2)	2,019
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,056	$348	$(319)	$59	$(32)	$(2)	$2,110
Individually assessed	$253	$75	$(10)	$6	$(9)	$(2)	$313
Collectively assessed	1,803	273	(309)	53	(23)	–	1,797
Total allowance for credit losses	$2,056	$348	$(319)	$59	$(32)	$(2)	$2,110

.	For the three-months ended January 31, 2012
	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$112	$9	$(3)	$–	$(9)	$3	$112
Personal	557	111	(120)	20	(4)	(1)	563
Credit cards	415	104	(129)	25	–	–	415
Small business	75	8	(8)	2	–	(1)	76
	1,159	232	(260)	47	(13)	1	1,166
Wholesale
Business (1)	775	35	(45)	11	(9)	(1)	766
Bank (2)	33	–	–	–	–	–	33
	808	35	(45)	11	(9)	(1)	799
Total allowance for loan losses	1,967	267	(305)	58	(22)	–	1,965
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,058	$267	$(305)	$58	$(22)	$–	$2,056
Individually assessed	$252	$20	$(26)	$7	$(3)	$3	$253
Collectively assessed	1,806	247	(279)	51	(19)	(3)	1,803
Total	$2,058	$267	$(305)	$58	$(22)	$–	$2,056

	For the three-months ended April 30, 2011
	Balance at beginning of period	Provision for credit losses (5)	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$173	$38	$(14)	$1	$(7)	$(1)	$190
Personal	846	124	(168)	23	(2)	(40)	783
Credit cards	434	120	(144)	23	–	1	434
Small business	77	12	(12)	1	(1)	1	78
	1,530	294	(338)	48	(10)	(39)	1,485
Wholesale
Business (1)	1,220	85	(147)	12	(8)	(21)	1,141
Bank (2)	34	–	–	–	–	(2)	32
	1,254	85	(147)	12	(8)	(23)	1,173
Total allowance for loan losses	2,784	379	(485)	60	(18)	(62)	2,658
Allowance for off-balance sheet and other items (3)	102	2	–	–	–	(1)	103
Total allowance for credit losses	$2,886	$381	$(485)	$60	$(18)	$(63)	$2,761
Individually assessed	$342	$85	$(122)	$7	$(2)	$(12)	$298
Collectively assessed	2,544	296	(363)	53	(16)	(51)	2,463
Total	$2,886	$381	$(485)	$60	$(18)	$(63)	$2,761

92        Royal Bank of Canada        Second Quarter 2012

Note 6 Allowance for credit losses and impaired loans (continued)

.	For the six-months ended April 30, 2012
	Balance at beginning of period	Provision for credit losses	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$112	$25	$(9)	$1	$(18)	$24	$135
Personal	557	225	(250)	41	(11)	(19)	543
Credit cards	415	208	(258)	50	–	–	415
Small business	75	23	(26)	4	(1)	(1)	74
	1,159	481	(543)	96	(30)	4	1,167
Wholesale
Business (1)	775	134	(81)	21	(24)	(6)	819
Bank (2)	33	–	–	–	–	–	33
	808	134	(81)	21	(24)	(6)	852
Total allowance for loan losses	1,967	615	(624)	117	(54)	(2)	2,019
Allowance for off-balance sheet and other items (3)	91	–	–	–	–	–	91
Total allowance for credit losses	$2,058	$615	$(624)	$117	$(54)	$(2)	$2,110
Individually assessed	$252	$95	$(36)	$13	$(12)	$1	$313
Collectively assessed	1,806	520	(588)	104	(42)	(3)	1,797
Total	$2,058	$615	$(624)	$117	$(54)	$(2)	$2,110

	For the six-months ended April 30, 2011
	Balance at beginning of period	Provision for credit losses (5)	Write-offs	Recoveries	Unwind of discount	Exchange rate changes/ other	Balance at end of period
Retail
Residential mortgages	$154	$67	$(26)	$2	$(15)	$8	$190
Personal	891	270	(328)	45	(5)	(90)	783
Credit cards	434	239	(285)	46	–	–	434
Small business	78	21	(24)	3	(1)	1	78
	1,557	597	(663)	96	(21)	(81)	1,485
Wholesale
Business (1)	1,267	157	(309)	46	(17)	(3)	1,141
Sovereign (4)	9	–	(9)	–	–	–
Bank (2)	34	–	–	–	–	(2)	32
	1,310	157	(318)	46	(17)	(5)	1,173
Total allowance for loan losses	2,867	754	(981)	142	(38)	(86)	2,658
Allowance for off-balance sheet and other items (3)	99	2	–	–	–	2	103
Total allowance for credit losses	$2,966	$756	$(981)	$142	$(38)	$(84)	$2,761
Individually assessed	$415	$140	$(273)	$36	$(4)	$(16)	$298
Collectively assessed	2,551	616	(708)	106	(34)	(68)	2,463
Total	$2,966	$756	$(981)	$142	$(38)	$(84)	$2,761

(1)	Includes $4 million of allowance for credit losses related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper (ABCP) conduit programs as at April 30, 2012 (January 31, 2012 – $4 million; October 31, 2011 – $4 million; April 30, 2011 – $1 million; November 1, 2010 – $2 million).
(2)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(3)	The allowance for off-balance sheet and other items is reported separately under Other liabilities.
(4)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(5)	Includes $108 million for the three-months ended April 30, 2011 ($219 million for the six-months ended April 30, 2011) related to our U.S. regional retail banking operations.

Loans past due but not impaired

	As at
	April 30, 2012				January 31, 2012
	1-29 days	30-89 days	90 days and greater	Total	1-29 days	30-89 days	90 days and greater	Total
Retail	$4,002	$1,220	$431	$5,653	$3,176	$1,433	$488	$5,097
Wholesale	494	209	–	703	522	259	–	781
Total	$4,496	$1,429	$431	$6,356	$3,698	$1,692	$488	$5,878

	As at
	October 31, 2011				April 30, 2011
	1-29 days	30-89 days	90 days and greater	Total	1-29 days	30-89 days	90 days and greater	Total
Retail	$3,180	$1,416	$525	$5,121	$3,399	$1,480	$628	$5,507
Wholesale	417	241	–	658	927	393	29	1,349
Total	$3,597	$1,657	$525	$5,779	$4,326	$1,873	$657	$6,856

Royal Bank of Canada        Second Quarter 2012        93

	As at
	November 1, 2010
	1-29 days	30-89 days	90 days and greater	Total
Retail	$3,582	$1,706	$635	$5,923
Wholesale	1,197	485	12	1,694
Total	$4,779	$2,191	$647	$7,617

Gross carrying value of loans individually determined to be impaired (1)

	As at
	April 30 2012	January 31 2012	October 31 2011	April 30 2011	November 1 2010
Wholesale
Business (2)	$971	$869	$907	$1,747	$2,233
Sovereign (3)	–	1	–	–	9
Bank (4)	33	34	33	32	34
Total	$1,004	$904	$940	$1,779	$2,276

(1)	Average balance of gross individually assessed impaired loans for the period was $954 million (January 31, 2012 – $922 million; October 31, 2011 – $917 million; April 30, 2011 – $2,006 million).
(2)	Includes gross and net balances of individually assessed impaired loans of $51 million (January 31, 2012 – $52 million; October 31, 2011 – $53 million; April 30, 2011 – $52 million; November 1, 2010 – $57 million) and $47 million (January 31, 2012 – $49 million; October 31, 2011 – $49 million; April 30, 2011 – $51 million; November 1, 2010 – $55 million), respectively, related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller ABCP conduit programs.
(3)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(4)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Note 7 Derivative financial instruments and hedging activities

The following table presents the fair values of the derivative and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at April 30, 2012				As at January 31, 2012
	Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship (1)	Designated as hedging instruments in hedging relationships			Not designated in a hedging relationship (1)
	Cash flow hedges	Fair value hedges	Net investment hedges		Cash flow hedges	Fair value hedges	Net investment hedges
Assets
Derivative instruments	$792	$1,960	$49	$85,062	$1,135	$2,242	$99	$99,865
Liabilities
Derivative instruments	716	312	85	90,991	963	320	35	105,445
Non-derivative instruments	–	–	16,989	–	–	–	17,230	–

	As at October 31, 2011				As at April 30, 2011
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)
Assets
Derivative instruments	$1,089	$2,271	$85	$96,205	$581	$1,577	$283	$80,053
Liabilities
Derivative instruments	1,072	370	125	98,955	953	119	224	83,904
Non-derivative instruments	–	–	17,211	–	–	–	14,627	–

	As at November 1, 2010
	Designated as hedging instruments in hedging relationships
	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)
Assets
Derivative instruments	$505	$2,047	$360	$103,197
Liabilities
Derivative instruments	812	60	182	107,023
Non-derivative instruments	–	–	8,732	–

(1)	Derivative liabilities include stable value contracts for $319 million (January 31, 2012 – $320 million; October 31, 2011 – $283 million; April 30, 2011 – $171 million; November 1, 2010 – $170 million) of BOLI policies and a nominal amount (January 31, 2012 – a nominal amount; October 31, 2011 – $1 million; April 30, 2011 – a nominal amount; November 1, 2010 – $2 million) of 401(k) plans.

94        Royal Bank of Canada        Second Quarter 2012

Note 7 Derivative financial instruments and hedging activities (continued)

Results of hedge activities recorded in Net Income and OCI

	For the three-months ended
	April 30, 2012					January 31, 2012					April 30, 2011
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
(Losses) gains on hedging instruments	$(364)	$	n.a.	$	n.a.	$135	$	n.a.	$	n.a.	$(124)	$	n.a.	$	n.a.
Gains (losses) on hedged items attributable to the hedged risk	347		n.a.		n.a.	(122)		n.a.		n.a.	119		n.a.		n.a.
Ineffective portion	(17)		n.a.		n.a.	13		n.a.		n.a.	(5)		n.a.		n.a.
Cash flow hedges
Ineffective portion	(7)		n.a.		n.a.	3		n.a.		n.a.	3		n.a.		n.a.
Effective portion	n.a.		n.a.		(64)	n.a.		n.a.		67	n.a.		n.a.		16
Reclassified to income during the period (1)	n.a.		(11)		n.a.	n.a.		(27)		n.a.	n.a.		(27)		n.a.
Net investment hedges
Ineffective portion	–		n.a.		n.a.	–		n.a.		n.a.	1		n.a.		n.a.
Foreign currency (losses) gains	n.a.		n.a.		(326)	n.a.		n.a.		51	n.a.		n.a.		(1,402)
Gains (losses) from hedges	n.a.		n.a.		216	n.a.		n.a.		(3)	n.a.		n.a.		943
	$(24)		$(11)		$(174)	$16		$(27)		$115	$(1)		$(27)		$(443)

	For the six-months ended
	April 30, 2012					April 30, 2011
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
(Losses) gains on hedging instruments	$(229)	$	n.a.	$	n.a.	$(656)	$	n.a.	$	n.a.
Gains (losses) on hedged items attributable to the hedged risk	225		n.a.		n.a.	644		n.a.		n.a.
Ineffective portion	(4)		n.a.		n.a.	(12)		n.a.		n.a.
Cash flow hedges
Ineffective portion	(4)		n.a.		n.a.	3		n.a.		n.a.
Effective portion	n.a.		n.a.		3	n.a.		n.a.		58
Reclassified to income during the period (1)	n.a.		(38)		n.a.	n.a.		(61)		n.a.
Net investment hedges
Ineffective portion	–		n.a.		n.a.	1		n.a.		n.a.
Foreign currency (losses) gains	n.a.		n.a.		(275)	n.a.		n.a.		(1,898)
Gains (losses) from hedges	n.a.		n.a.		213	n.a.		n.a.		1,427
	$(8)		$(38)		$(59)	$(8)		$(61)		$(413)

(1)	After-tax losses of $8 million and $27 million were reclassified from Other components of equity to income for the three and six-months ended April 30, 2012, respectively (three-months ended January 31, 2012 – losses of $19 million; three-months ended October 31, 2011 – losses of $47 million; three-months ended April 30, 2011 – losses of $19 million; six-months ended April 30, 2011 – losses of $44 million).
n.a.	not applicable

Royal Bank of Canada        Second Quarter 2012        95

Fair value of derivative instruments by term to maturity

	April 30, 2012				January 31, 2012
	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets (1)	$ 15,320	$ 27,768	$ 44,775	$ 87,863	$ 17,570	$ 33,711	$ 52,060	$ 103,341
Derivative liabilities (2)	16,164	32,761	43,179	92,104	19,260	37,103	50,400	106,763

.	October 31, 2011				April 30, 2011
	Less than 1 year	1 to 5 years	Over 5 years	Total	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets (1)	$ 20,711	$ 34,035	$ 44,904	$ 99,650	$ 21,078	$ 30,869	$ 30,547	$ 82,494
Derivative liabilities (2)	20,943	35,899	43,680	100,522	23,347	31,864	29,989	85,200

	November 1, 2010
	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets (1)	$ 22,191	$ 38,411	$ 45,507	$ 106,109
Derivative liabilities (2)	23,558	40,019	44,500	108,077
(1)	Includes market and credit valuation adjustments that are determined on an pooled basis.
(2)	Includes stable value contracts for $319 million (January 31, 2012 – $320 million; October 31, 2011 – $283 million; April 30, 2011 – $171 million; November 1, 2010 – $170 million) of BOLI policies and a nominal amount (January 31, 2012 – a nominal amount; October 31, 2011 – $1 million; April 30, 2011 – a nominal amount; November 1, 2010 – $2 million) of 401(k) plans.

Note 8 Significant acquisitions and dispositions

Acquisitions

International Banking

On April 3, 2012, we announced that we have entered into a definitive agreement to purchase the 50% interest that we do not currently own in RBC Dexia Investor Services Limited (RBC Dexia) for cash consideration of €837.5 million ($1.1 billion). The transaction, which is subject to regulatory approvals and other customary closing conditions, is expected to close in mid-2012. In accordance with IFRS 3, for a business combination achieved in stages (step acquisition), upon closing, there is a deemed disposition of our existing investment at fair value and then recognition of the entire investment at its acquisition-date fair value. The difference between the carrying value and fair value of our existing interest at the closing date is recognized in earnings.

In applying the guidance in IFRS 3 discussed above to this purchase, it was our judgment that these circumstances represent a significant change in our investment as we move from joint control to full control. As the agreed purchase price for the additional 50% we will acquire was below the carrying value of our current 50% interest in RBC Dexia as at April 3, 2012, we believe this to be an indicator that our current investment in RBC Dexia may be impaired. As such, we completed an impairment test in accordance with IAS 36. We tested our Investor Services CGU which is primarily comprised of our direct investment in RBC Dexia. In determining the CGU’s recoverable amount, we determined value in use using a discounted cash flow approach that specifically considered the impact of the pending transaction and we considered the purchase price to be evidence of fair value in our estimate of fair value less costs to sell. Based on this analysis, fair value less costs to sell was determined to be higher than value in use, and was therefore determined to represent the CGU’s recoverable amount. As a result, we recognised an impairment loss on the CGU of $161 million ($161 million after tax) in Impairment of goodwill and other intangibles, comprised of $142 million of goodwill and $19 million of other intangibles.

In conjunction with the purchase agreement, RBC Dexia sold AFS fixed income securities issued by Dexia Group (our joint venture partner) with a fair value of €1.4 billion ($1.9 billion) to the Dexia Group and acquired an approximately equivalent amount of U.S. dollar-denominated securities primarily issued by large global financial institutions. The sale of the Dexia Group securities and subsequent trading losses on the securities purchased, resulted in $52 million in losses (after tax) to RBC Dexia. Our proportionate share of the total loss is $36 million ($26 million after tax).

As part of the acquisition, we incurred costs of $15 million ($15 million after tax) recorded in Non-interest expense. All results of operations and impairment losses discussed above are included in our International Banking segment.

96        Royal Bank of Canada        Second Quarter 2012

Note 8 Significant acquisitions and dispositions (continued)

Wealth Management

On December 17, 2010, we completed the acquisition of BlueBay Asset Management plc (BlueBay), a London based publicly-traded asset management company specializing in fixed income investing with approximately $39.1 billion of assets under management on the date of acquisition. Details of the final purchase price allocation are in the following table. We report the results of BlueBay in our Wealth Management segment on a one-month lag basis.

Percentage of shares acquired	100%
Purchase consideration in the currency of the transaction	Total cash payment of £ 955 million
Purchase consideration in Canadian dollar equivalent	$1,503
Fair value of tangible assets acquired	$409
Fair value of liabilities assumed (1)	(286)
Fair value of identifiable net assets acquired	123
Customer lists and relationship (2)	280
Goodwill	1,100
Total purchase consideration	$1,503
(1)	Includes deferred tax liabilities of $79 million related to the intangible assets acquired.
(2)	Customer lists and relationships are amortized on a straight-line basis over an estimated average useful life of 12 years.

On March 20, 2012, we announced our intention to acquire the Latin American, Caribbean and African private banking business of Coutts, the wealth division of Royal Bank of Scotland Group. The business has client assets of approximately US$2 billion and is expected to close in the third quarter.

Dispositions

International Banking

On March 2, 2012, we completed the sale of our U.S. regional retail banking operations to the PNC Financial Services Group, Inc. (PNC). An estimated loss on sale of $304 million after taxes was recorded in Net loss from discontinued operations in our 2011 Consolidated Statement of Income. A reduction to loss on sale of $7 million after taxes was recorded in the first quarter of 2012. Upon closing of the sale, we revised our loss on sale to $294 million after tax. The difference of $3 million has been recorded as a reduction to Net loss from discontinued operations this quarter.

We have also classified certain of our U.S. regional banking assets as discontinued operations because we have committed to selling them within a year. The assets are not material to our International Banking segment.

The results of the operations sold to PNC and the assets we have committed to sell have been reflected as discontinued operations on our Consolidated Balance Sheets beginning in the third quarter of 2011 and our Consolidated Statements of Income for all periods presented. Selected financial information for these operations is set out in the tables below.

Insurance

On April 29, 2011, we completed the sale of Liberty Life, our U.S. life insurance business, to Athene Holding Ltd. The loss on sale after taxes was $104 million. The results of operations of Liberty Life sold to Athene Holding Ltd. have been presented in our Condensed Consolidated Financial Statements as discontinued operations for all periods presented. Select financial information is set out in the tables below.

Discontinued operations – Balance Sheets

	U.S. regional retail banking operations and other assets					Liberty Life
	As at
	April 30 2012	January 31 2012	October 31 2011	April 30 2011	November 1 2010	April 30 2012	January 31 2012	October 31 2011	April 30 2011	November 1 2010
Total Assets (1)
Securities	$–	$4,364	$5,253	$–	$–	$–	$–	$–	$–	$4,612
Loans	77	16,318	16,593	–	–	–	–	–	–	477
Other (2)	200	5,642	5,306	–	–	–	–	–	–	634
	$277	$26,324	$27,152	$–	$–	$–	$–	$–	$–	$5,723
Total Liabilities
Deposits	$–	$17,992	$18,470	$–	$–	$–	$–	$–	$–	$–
Insurance claims and policy benefit liabilities	–	–	–	–	–	–	–	–	–	4,858
Other	34	1,496	1,606	–	–	–	–	–	–	154
	$34	$19,488	$20,076	$–	$–	$–	$–	$–	$–	$5,012

Royal Bank of Canada        Second Quarter 2012        97

	Total
	As at
	April 30 2012	January 31 2012	October 31 2011	April 30 2011	November 1 2010
Total Assets (1)
Securities	$–	$4,364	$5,253	$–	$4,612
Loans	77	16,318	16,593	–	477
Other (2)	200	5,642	5,306	–	634
	$277	$26,324	$27,152	$–	$5,723
Total Liabilities
Deposits	$–	$17,992	$18,470	$–	$–
Insurance claims and policy benefit liabilities	–	–	–	–	4,858
Other	34	1,496	1,606	–	154
	$34	$19,488	$20,076	$–	$5,012

(1)	Total other U.S. regional banking assets are $276 million (January 31, 2012 – $305 million; October 31, 2011 – $331 million; April 30, 2011 – $419 million, November 1, 2010 – $520 million).
(2)	Includes deferred tax assets of $34 million (January 31, 2012 – $1,049 million; October 31, 2011 – $1,029 million; April 30, 2011 – $709 million, November 1, 2010 – $866 million).

Discontinued operations – Statements of Income

	U.S. regional retail banking operations and other assets			Liberty Life			Total
	For the three-months ended
	April 30 2012	January 31 2012	April 30 2011	April 30 2012	January 31 2012	April 30 2011	April 30 2012	January 31 2012	April 30 2011
Net interest income	$46	$154	$173	$–	$–	$–	$46	$154	$173
Non–interest income	10	58	6	–	–	209	10	58	215
Total Revenue	56	212	179	–	–	209	56	212	388
Provision for credit losses	34	83	108	–	–	–	34	83	108
Insurance policyholder benefits, claims and actuarial expenses	–	–	–	–	–	178	–	–	178
Non-interest expense	73	185	192	–	–	16	73	185	208
Goodwill impairment charge	–	–	–	–	–	–	–	–	–
Net (loss) income before income taxes	(51)	(56)	(121)	–	–	15	(51)	(56)	(106)
Net (loss) income	(33)	(28)	(72)	–	–	12	(33)	(28)	(60)
Gain (loss) on sale	3	7	–	–	–	9	3	7	9
Net (loss) gain from discontinued operations
U.S. regional retail banking operations sold to PNC	(25)	(11)	(52)	–	–	–	(25)	(11)	(52)
Other U.S. regional banking assets	(5)	(10)	(20)	–	–	–	(5)	(10)	(20)
Liberty Life sold to Athene Holding Ltd.	–	–	–	–	–	21	–	–	21
Total	$(30)	$(21)	$(72)	$–	$–	$21	$(30)	$(21)	$(51)

	U.S. regional retail banking operations and other assets		Liberty Life		Total
	For the six-months ended
	April 30 2012	April 30 2011	April 30 2012	April 30 2011	April 30 2012	April 30 2011
Net interest income	$200	$362	$–	$–	$200	$362
Non–interest income	68	28	–	307	68	335
Total Revenue	268	390	–	307	268	697
Provision for credit losses	117	219	–	–	117	219
Insurance policyholder benefits, claims and actuarial expenses	–	–	–	240	–	240
Non-interest expense	258	388	–	41	258	429
Goodwill impairment charge	–	–	–	–	–	–
Net (loss) income before income taxes	(107)	(217)	–	26	(107)	(191)
Net (loss) income	(61)	(127)	–	19	(61)	(108)
Gain (loss) on sale	10	–	–	9	10	9
Net (loss) gain from discontinued operations
U.S. regional retail banking operations sold to PNC	(36)	(90)	–	–	(36)	(90)
Other U.S. regional banking assets	(15)	(37)	–	–	(15)	(37)
Liberty Life sold to Athene Holding Ltd.	–	–	–	28	–	28
Total	$(51)	$(127)	$–	$28	$(51)	$(99)

98        Royal Bank of Canada        Second Quarter 2012

Note 8 Significant acquisitions and dispositions (continued)

Discontinued operations – Statements of Cash Flows

	U.S. regional retail banking operations and other assets			Liberty Life			Total
	For the three-months ended
	April 30 2012	January 31 2012	April 30 2011	April 30 2012	January 31 2012	April 30 2011	April 30 2012	January 31 2012	April 30 2011
Net cash (used in) from operating activities	$(6,057)	$(666)	$611	$–	$–	$(534)	$(6,057)	$(666)	$77
Net cash from (used in) investing activities	3,150	904	(484)	–	–	542	3,150	904	58
Net cash used in financing activities	(11)	(13)	(45)	–	–	–	(11)	(13)	(45)
Effect of exchange rate changes on cash and due from banks	(33)	14	(31)	–	–	–	(33)	14	(31)
Net change in cash and due from banks	(2,951)	239	51	–	–	8	(2,951)	239	59
Cash and due from banks at beginning of period	2,955	2,716	537	–	–	(8)	2,955	2,716	529
Cash and due from banks at end of period	$4	$2,955	$588	$–	$–	$–	$4	$2,955	$588

	U.S. regional retail banking operations and other assets		Liberty Life		Total
	For the six-months ended
	April 30 2012	April 30 2011	April 30 2012	April 30 2011	April 30 2012	April 30 2011
Net cash (used in) from operating activities	$(6,723)	$925	$–	$(545)	$(6,723)	$380
Net cash from (used in) investing activities	4,054	(1,100)	–	543	4,054	(557)
Net cash used in financing activities	(24)	(80)	–	–	(24)	(80)
Effect of exchange rate changes on cash and due from banks	(19)	(45)	–	–	(19)	(45)
Net change in cash and due from banks	(2,712)	(300)	–	(2)	(2,712)	(302)
Cash and due from banks at beginning of period	2,716	888	–	2	2,716	890
Cash and due from banks at end of period	$4	$588	$–	$–	$4	$588

Note 9 Goodwill and other intangibles

Impairment of goodwill and other intangibles

During the quarter, we entered into an agreement to purchase the remaining 50% interest in RBC Dexia. This event caused us to review our Investor Services CGU for impairment. The results of our review indicated that the CGU was impaired, and resulted in an impairment loss of $142 million in goodwill and $19 million in other intangibles. See Note 8 for further details.

Goodwill

The following table presents changes in the carrying amount of goodwill by CGU for the year-ended October 31, 2011 and the three-months ended January 31, 2012 and April 30, 2012.

	Canadian Financial Services	Canadian Wealth Management	Global Asset Management	US Wealth Management	International Wealth Management	Insurance	Caribbean Banking	Investor Services	Capital Markets	Total
Balance at November 1, 2010	$1,931	$545	$765	$528	$119	$126	$1,492	$146	$901	$6,553
Goodwill acquired during the year	11	–	1,099	–	–	–	–	–	2	1,112
Foreign exchange translations	–	(3)	17	(12)	(1)	(8)	(41)	(2)	(16)	(66)
Other changes	11	–	–	–	–	–	–	–	–	11
Balance at October 31, 2011	$1,953	$542	$1,881	$516	$118	$118	$1,451	$144	$887	$7,610
Impairment losses	–	–	–	–	–	–	–	–	–	–
Foreign exchange translations	–	–	(14)	3	(2)	–	8	(2)	4	(3)
Other changes	(1)	1	–	–	1	–	–	–	–	1
Balance at January 31, 2012	$1,952	$543	$1,867	$519	$117	$118	$1,459	$142	$891	$7,608
Impairment losses	–	–	–	–	–	–	–	(142)	–	(142)
Foreign exchange translations	–	(2)	14	(8)	2	–	(22)	–	(10)	(26)
Other changes	–	–	–	–	–	–	–	–	–	–
Balance at April 30, 2012	$1,952	$541	$1,881	$511	$119	$118	$1,437	$–	$881	$7,440

Royal Bank of Canada        Second Quarter 2012        99

In our most recent annual impairment test performed as at August 1, 2011 and our goodwill impairment test performed on transition to IFRS as at November 1, 2010, the recoverable amount of a CGU was based on a value in use calculation using the discounted cash flow (DCF) method. The DCF method uses projections of earnings available to shareholders, which are discounted to their present value. Earnings available to shareholders are based on financial plans agreed by management for a five – year period, estimated based on forecast results, business initiatives and planned capital investments and returns to shareholders. Earnings projections beyond the initial five-year period are assumed to increase at a constant rate using a nominal long-term growth rate. Terminal growth rates are based on the current market assessment of gross domestic product and inflation for the countries within which the CGU operates. The terminal growth rates used in our annual impairment test as at August 1, 2011 ranged from 3.0% to 4.0% (November 1, 2010 – 3.0% to 4.0%).

The discount rate used is based on the bank-wide cost of capital, adjusted for the risks to which each CGU is exposed. CGU-specific risks include: country risk, business/operational risk, geographic risk (including political risk, devaluation risk, and government regulation), currency risk, and price risk (including product pricing risk and inflation). The discount rates used in our annual impairment test as at August 1, 2011 ranged from 9.0% to 11.5% (November 1, 2010 – 9.5% to 11.5%).

Other intangible assets

The following table presents the carrying amount of our other intangible assets:

	April 30 2012			January 31 2012	October 31 2011	April 30 2011	November 1 2010
	Gross carrying amount	Accumulated amortization	Net carrying amount	Net carrying amount	Net carrying amount	Net carrying amount	Net carrying amount
Internally generated software	$2,478	$(1,329)	$1,149	$1,092	$1,050	$814	$754
Other software	883	(723)	160	165	165	247	241
Core deposit intangibles	149	(79)	70	77	82	207	261
Customer list and relationships (1)	1,278	(525)	753	790	818	769	653
Mortgage Servicing Rights (2)	–	–	–	–	–	22	16
	$4,788	$(2,656)	$2,132	$2,124	$2,115	$2,059	$1,925

(1)	Accumulated amortization as at April 30, 2012 includes an impairment charge of $19 million recorded during the period. See Note 8.
(2)	Mortgage servicing rights are carried at fair value in our Consolidated Balance Sheets.

Note 10 Other assets

	As at
	April 30 2012	January 31 2012	October 31 2011	April 30 2011	November 1 2010
Cash collateral and margin deposits	$15,910	$15,510	$10,093	$8,628	$10,216
Receivable from brokers, dealers and clients	4,577	2,401	3,935	2,702	4,165
Accounts receivable and prepaids	3,286	3,289	3,172	3,538	2,763
Insurance-related assets	1,956	1,951	1,821	2,089	2,042
Deferred income tax asset	1,582	1,678	1,894	2,606	2,793
Taxes receivable	1,422	1,320	675	668	1,475
Accrued interest receivable	1,350	1,300	1,434	1,664	1,669
Precious metals	658	1,147	753	575	535
Other	2,431	2,446	4,190	4,261	4,663
	$33,172	$31,042	$27,967	$26,731	$30,321

Note 11 Deposits

The following table details our deposit liabilities:

	As at April 30, 2012				As at January 31, 2012
	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$99,634	$13,364	$60,353	$173,351	$99,486	$12,721	$59,897	$172,104
Business and government	111,179	1,452	190,316	302,947	107,780	1,617	190,703	300,100
Bank	4,536	17	15,024	19,577	4,570	23	13,030	17,623
	$215,349	$14,833	$265,693	$495,875	$211,836	$14,361	$263,630	$489,827
Non-interest-bearing (4)
Canada	$55,300	$144	$–	$55,444	$53,460	$155	$–	$53,615
United States	820	21	–	841	1,028	5	–	1,033
Europe (5)	6,003	2	–	6,005	4,734	–	–	4,734
Other International	3,056	272	–	3,328	3,220	568	–	3,788
Interest-bearing (4)
Canada	127,114	10,520	213,784	351,418	126,602	9,984	206,679	343,265
United States	3,451	775	31,818	36,044	3,380	703	36,516	40,599
Europe (5)	14,950	42	10,999	25,991	15,201	52	11,455	26,708
Other International	4,655	3,057	9,092	16,804	4,211	2,894	8,980	16,085
	$215,349	$14,833	$265,693	$495,875	$211,836	$14,361	$263,630	$489,827

100        Royal Bank of Canada        Second Quarter 2012

Note 11 Deposits (continued)

	As at October 31, 2011				As at April 30, 2011
	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$96,233	$11,938	$57,859	$166,030	$90,052	$13,264	$60,839	$164,155
Business and government	109,454	1,709	186,348	297,511	111,042	2,308	185,278	298,628
Bank	4,139	17	11,405	15,561	3,358	10	12,357	15,725
	$209,826	$13,664	$255,612	$479,102	$204,452	$15,582	$258,474	$478,508
Non-interest-bearing (4)
Canada	$51,227	$86	$–	$51,313	$46,819	$152	$–	$46,971
United States	1,160	6	–	1,166	4,292	28	–	4,320
Europe (5)	5,008	2	–	5,010	1,222	2	–	1,224
Other International	2,767	266	–	3,033	2,750	209	–	2,959
Interest-bearing (4)
Canada	125,536	9,325	199,402	334,263	116,229	8,681	187,916	312,826
United States	3,196	960	34,778	38,934	9,119	3,762	41,235	54,116
Europe (5)	16,516	35	12,913	29,464	20,058	38	20,951	41,047
Other International	4,416	2,984	8,519	15,919	3,963	2,710	8,372	15,045
	$209,826	$13,664	$255,612	$479,102	$204,452	$15,582	$258,474	$478,508

	As at November 1, 2010
	Demand (1)	Notice (2)	Term (3)	Total
Personal	$85,774	$12,206	$63,713	$161,693
Business and government	107,385	2,394	177,756	287,535
Bank	3,515	11	15,759	19,285
	$196,674	$14,611	$257,228	$468,513
Non-interest-bearing (4)
Canada	$44,341	$87	$–	$44,428
United States	4,223	765	–	4,988
Europe (5)	974	1	–	975
Other International	3,225	247	–	3,472
Interest-bearing (4)
Canada	110,354	7,562	180,632	298,548
United States	8,527	2,996	45,501	57,024
Europe (5)	20,763	25	22,026	42,814
Other International	4,267	2,928	9,069	16,264
	$196,674	$14,611	$257,228	$468,513
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits include both savings and chequing accounts.
(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. As at April 30, 2012, the balance of term deposits also include senior deposit notes we have issued to provide long-term funding of $108.5 billion (January 31, 2012 – $108 billion, October 31, 2011 – $103.9 billion, April 30, 2011 – $102 billion and November 1, 2010 – $94.5 billion)
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized.
(5)	Europe includes the United Kingdom, Switzerland and the Channel Islands.

The following tables present the contractual maturities of our demand, notice and term deposit liabilities.

Deposit maturity (1)

	As at April 30, 2012				As at January 31, 2012
	Demand	Notice	Term	Total	Demand	Notice	Term	Total
Within 1 year:
less than 3 months	$215,349	$14,833	$72,291	$302,473	$211,836	$14,361	$72,857	$299,054
3 to 6 months	–	–	17,840	17,840	–	–	18,358	18,358
6 to 12 months	–	–	38,344	38,344	–	–	32,770	32,770
1 to 2 years	–	–	51,996	51,996	–	–	51,673	51,673
2 to 3 years	–	–	24,478	24,478	–	–	27,750	27,750
3 to 4 years	–	–	23,855	23,855	–	–	21,806	21,806
4 to 5 years	–	–	18,908	18,908	–	–	20,978	20,978
Over 5 years	–	–	17,981	17,981	–	–	17,438	17,438
	$215,349	$14,833	$265,693	$495,875	$211,836	$14,361	$263,630	$489,827

	As at October 31, 2011				As at April 30, 2011
	Demand	Notice	Term	Total	Demand	Notice	Term	Total
Within 1 year:
less than 3 months	$209,826	$13,664	$61,108	$284,598	$204,452	$15,582	$70,755	$290,789
3 to 6 months	–	–	27,982	27,982	–	–	25,312	25,312
6 to 12 months	–	–	26,552	26,552	–	–	25,926	25,926
1 to 2 years	–	–	50,403	50,403	–	–	49,277	49,277
2 to 3 years	–	–	28,605	28,605	–	–	33,081	33,081
3 to 4 years	–	–	21,300	21,300	–	–	14,851	14,851
4 to 5 years	–	–	21,198	21,198	–	–	20,854	20,854
Over 5 years	–	–	18,464	18,464	–	–	18,418	18,418
	$209,826	$13,664	$255,612	$479,102	$204,452	$15,582	$258,474	$478,508

Royal Bank of Canada        Second Quarter 2012        101

	As at November 1, 2010
	Demand	Notice	Term	Total
Within 1 year:
less than 3 months	$196,674	$14,611	$57,679	$268,964
3 to 6 months	–	–	28,047	28,047
6 to 12 months	–	–	41,248	41,248
1 to 2 years	–	–	37,165	37,165
2 to 3 years	–	–	34,986	34,986
3 to 4 years	–	–	23,849	23,849
4 to 5 years	–	–	16,942	16,942
Over 5 years	–	–	17,312	17,312
	$196,674	$14,611	$257,228	$468,513
(1)	The aggregate amount of term deposits in denomination of $100,000 or more as at April 30, 2012 was $230 billion (January 31, 2012 – $226 billion; October 31, 2011 – $221 billion; April 30, 2011 – $223 billion; November 1, 2010 – $221 billion).

Note 12 Other liabilities

	As at
	April, 30 2012	January, 31 2012	October, 31 2011	April, 30 2011	November, 1 2010
Cash collateral	$10,010	$12,219	$10,589	$8,297	$9,898
Accounts payable and accrued expenses	4,013	3,661	3,954	2,738	2,376
Payroll and related compensation	3,894	3,186	4,266	3,860	4,247
Payable to brokers, dealers and clients	3,103	2,558	3,209	3,190	3,393
Negotiable instruments	2,386	2,326	2,355	1,866	1,897
Accrued interest payable	1,789	1,453	2,019	2,175	2,305
Deferred income	1,558	1,539	1,512	1,463	1,416
Taxes payable	1,269	1,327	1,331	1,375	1,365
Precious metals certificates	910	983	1,125	1,045	827
Dividends payable	887	843	841	779	779
Insurance related liabilities	514	538	556	493	517
Deferred income taxes	249	248	265	221	218
Other	6,504	7,150	7,219	9,798	9,080
	$37,086	$38,031	$39,241	$37,300	$38,318

Note 13 Employee Benefits – Pension and other post-employment benefits

We offer a number of defined benefits and defined contribution plans which provide pension and post-employment benefits to eligible employees. During the period, we increased our 2012 expected contributions for our pension plans and in the first half of the year we contributed approximately $800 million to these pension plans. Expenses for these benefit plans are presented in the following table:

Pension and other post-employment benefit expense

	For the three-months ended
	Pension plans (1)			Other post-employment plans (1)
	April 30 2012	January 31 2012	April 30 2011	April 30 2012	January 31 2012	April 30 2011
Service cost	$54	$56	$50	$8	$4	$7
Interest cost	103	104	105	19	19	18
Expected return on plan assets	(121)	(122)	(125)		–	–
Plan curtailment				(5)
Defined benefit pension expense	36	38	30	22	23	25
Defined contribution pension expense	23	28	18	–	–	–
	$59	$66	$48	$22	$23	$25

.	For the six-months ended
	Pension plans (1)		Other post-employment plans (1)
	April 30 2012	April 30 2011	April 30 2012	April 30 2011
Service cost	$110	$103	$12	$14
Interest cost	207	209	38	37
Expected return on plan assets	(243)	(241)		–
Plan curtailment			(5)
Defined benefit pension expense	74	71	45	51
Defined contribution pension expense	51	45	–	–
	$125	$116	$45	$51
(1)	Cumulative actuarial gains and losses for these plans as at November 1, 2010 were recognized in Retained Earnings on transition to IFRS. See Note 3 for details.

102        Royal Bank of Canada        Second Quarter 2012

Note 14 Significant capital and funding transactions

On April 30, 2012 RBC redeemed all $1 billion outstanding 4.58% Trust Subordinated Notes – Series A due April 30, 2017 for 100% of their principal amount plus accrued interest to the redemption date.

The following table shows the common shares issued during the stated periods:

Common shares issued

	For the three-months ended
	April 30 2012		January 31 2012		April 30 2011
	Number of shares (000s)	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Dividend reinvestment plan (1)	1,153	$62	1,329	$59	927	$52
Stock options exercised (2)	832	31	1,152	44	1,361	42
Employee savings and share ownership plans (3)	–	–	–	–	641	37
	1,985	$93	2,481	$103	2,929	$131

	For the six-months ended
	April 30 2012		April 30 2011
	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Dividend reinvestment plan (1)	2,482	$121	927	$52
Stock options exercised (2)	1,984	75	1,843	57
Employee savings and share ownership plans (3)	–	–	1,138	63
	4,466	$196	3,908	$172

(1)	Our dividend reinvestment plan (DRIP) is funded through either open market share purchases or shares issued from treasury. During the three-months ended April 30, 2012, January 31, 2012 and April 30, 2011, we funded our DRIP through treasury shares. During the three-months ended January 31, 2011, we funded our DRIP through open market purchases.
(2)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(3)	During the three-months ended April 30, 2012 and January 31, 2012, we funded our employee savings and share ownership plans through open market share purchases. During the three-months ended April 30, 2011 and January 31, 2011, we funded our employees saving and share ownership plans through treasury shares.

Note 15 Revenue from trading and selected non-trading financial instruments

Total trading revenue arising on financial instruments classified as at FVTPL includes both trading-related net interest income and trading revenue reported in Non-interest income. Net interest income arises from interest income and dividends recognized on trading assets and liabilities.

	For the three-months ended			For the six-months ended
	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Net interest income	$412	$388	$317	$800	$600
Non-interest income (expense)	349	396	285	745	1,006
Total	$761	$784	$602	$1,545	$1,606
By product line
Interest rate and credit	$495	$536	$433	$1,031	$1,138
Equities	180	110	93	290	292
Foreign exchange and commodities	86	138	76	224	176
Total	$761	$784	$602	$1,545	$1,606

Financial Instruments classified as at FVTPL

Non-interest Income includes a $236 million increase in fair values of our financial assets classified as at FVTPL for the three-months ended April 30, 2012 (three-months ended January 31, 2012 – $500 million increase; three-months ended April 30, 2011 – $268 million increase). During the six-months ended April 30, 2012, Non-interest income includes $736 million increase in the fair value of our financial assets classified as at FVTPL (six-months ended April 30, 2011 – $895 million increase).

Financial instruments designated as at FVTPL

The net gain (loss) on financial assets and financial liabilities designated as at FVTPL for the three-months ended April 30, 2012 was $(107) million (three-months ended January 31, 2012 – $217 million; three-months ended April 30, 2011 – $(9) million). During the six-months ended April 30, 2012, net gains or (losses) representing the net changes in fair value of financial assets and financial liabilities designated as at FVTLP were $110 million (six-months ended April 30, 2011 – $(111) million).

Royal Bank of Canada        Second Quarter 2012        103

Other categories of financial instruments

The following were recognized in income during the year:

	For the three-months ended			For the six-months ended
	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Net (losses) arising from financial instruments measured at amortized costs	$–	$(2)	$–	$(2)	–
Net interest income calculated using the effective interest method, excluding interest on financial instruments classified or designated as at FVTPL	2,619	2,615	2,399	5,234	4,911
Net fee income which does not form an integral part of the effective interest rate of financial assets and liabilities	867	904	840	1,771	1,742
Net fee income arising from trust and other fiduciary activities	1,699	1,577	1,674	3,276	3,454
Total	$5,185	$5,094	$4,913	$10,279	$10,107

Note 16 Income taxes

Recoverability of Deferred Tax Asset

On a quarterly basis, we review our deferred tax asset, which is included in Other assets on our Consolidated Balance Sheets, to determine whether it is probable that the benefits associated with this asset will be realized; this review involves evaluating both positive and negative evidence. Our deferred tax asset represents temporary differences between the financial reporting and tax bases of certain of our assets and liabilities in addition to the tax benefit of net operating loss carry-forwards. Overall, we believe that, based on all available evidence, it is probable that the consolidated deferred income tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

Income taxes on components of other comprehensive income

The income tax expense or benefit allocated to each component of Other comprehensive income and changes in equity is presented in the following table:

	For the three-months ended			For the six-months ended
	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Other comprehensive income
Net unrealized (losses) gains on available-for-sale securities	$(13)	$15	$10	$2	$(60)
Reclassification of losses (gains) on available-for-sale securities to income	9	(7)	–	2	21
Net foreign currency translation gains (losses), net of hedging activities	72	13	358	85	558
Net unrealized (losses) gains on derivatives designated as cash flow hedges	(23)	23	7	–	21
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	3	8	8	11	17
Total income taxes (recoveries)	$48	$52	$383	$100	$557

104        Royal Bank of Canada        Second Quarter 2012

Note 17 Earning per share

	For the three-months ended			For the six-months ended
	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Basic earnings per share
Net Income	$1,533	$1,855	$1,631	$3,388	$3,579
Net loss from discontinued operations	(30)	(21)	(51)	(51)	(99)
Net income from continuing operations	1,563	1,876	1,682	3,439	3,678
Preferred share dividends	(65)	(64)	(64)	(129)	(129)
Net income attributable to non-controlling interest	(25)	(25)	(25)	(50)	(51)
Net income available to common shareholders from continuing operations	1,473	1,787	1,593	3,260	3,498
Weighted average number of common shares (in thousands)	1,441,761	1,439,252	1,426,504	1,440,493	1,425,279
Basic earnings (loss) per share
Continuing operations	$1.02	$1.24	$1.12	$2.26	$2.45
Discontinued operations	(.02)	(.01)	(.04)	(.03)	(.07)
Total	$1.00	$1.23	$1.08	$2.23	$2.38
Diluted earnings (loss) per share
Net income available to common shareholders from continuing operations	$1,473	$1,787	$1,593	3,260	3,498
Dilutive impact of exchangeable shares	13	13	22	26	45
Net income from continuing operations available to common shareholders including dilutive impact of exchangeable shares	1,486	1,800	1,615	3,286	3,543
Net loss from discontinued operations available to common shareholders	(30)	(21)	(51)	(51)	(99)
Weighted average number of common shares (in thousands)	1,441,761	1,439,252	1,426,504	1,440,493	1,425,279
Stock options (1)	2,165	1,620	4,003	1,774	3,719
Issuable under other stock-based compensation plans	407	526	1,128	467	1,195
Exchangeable shares (2)	22,730	26,129	40,709	24,448	42,929
Average number of diluted common shares (in thousands)	1,467,063	1,467,527	1,472,344	1,467,182	1,473,122
Diluted earnings per share
Continuing operations	$1.01	$1.23	$1.10	$2.24	$2.40
Discontinued operations	(.02)	(.01)	(.04)	(.03)	(.06)
Total	$.99	$1.22	$1.06	$2.21	$2.34

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. The following amounts were excluded from the calculations of diluted earnings per share: for the three-months ended April 30, 2012 – 41,124 average outstanding options with an exercise price of $57.90; for the three-months ended January 31, 2012 – 7,680,583 average outstanding options with an exercise price of $53.95 and for the three-months ended April 30, 2011 – no average options outstanding. The following amounts were excluded from the six-month period calculations of diluted earnings per share: for the six-months ended April 30, 2012 – 7,609,443 average options outstanding with an average exercise price of $53.97 and for the six-months ended April 30, 2011 – 41,124 average options outstanding with an average exercise price of $57.90.
(2)	Included in exchangeable shares are preferred shares, trust capital securities and exchangeable shares issued on the acquisition of Phillips, Hager & North Investment Management Ltd. (PH&N) in 2008. The PH&N exchangeable shares were replaced with 6.4 million RBC common shares on May 2, 2011, the third anniversary of the closing date of the acquisition.

Note 18 Guarantees and commitments

Guarantees

The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. As the carrying value of the guarantees is not indicative of the maximum potential amount of future payments, we continue to consider guarantees as off-balance sheet credit instruments. The table below summarizes significant guarantees we have provided to third parties.

	As at
	April 30, 2012		January 31, 2012		October 31, 2011		April 30, 2011		November 1, 2010
	Maximum potential amount of future payments	Carrying amount	Maximum potential amount of future payments	Carrying amount	Maximum potential amount of future payments	Carrying amount	Maximum potential amount of future payments	Carrying amount	Maximum potential amount of future payments	Carrying amount
Credit derivatives and written put options (1)	$7,300	$335	$7,502	$339	$8,705	$295	$8,706	$219	$11,604	$365
Backstop liquidity facilities (2), (3)	27,854	227	25,725	220	23,496	171	20,274	116	20,827	55
Stable value products (4)	18,169	319	18,354	320	18,438	284	18,049	171	19,683	172
Financial standby letters of credit and performance guarantees (3)	17,973	188	17,541	221	16,794	184	17,177	144	16,647	89
Credit enhancements (3)	3,561	76	3,471	65	3,330	68	3,037	67	3,211	66
Mortgage loans sold with recourse	–	–	–	–	–	–	67	–	323	–

(1)	The carrying amount is included in Derivatives on our Consolidated Balance Sheets. The notional amount of the contract approximates the maximum potential amount of future payments.
(2)	In prior years, certain RBC-administered multi-seller asset-backed commercial paper conduit programs drew down certain of our backstop liquidity facilities. As at April 30, 2012, these loans totalled $1.4 billion (January 31, 2012 – $1.4 billion; October 31, 2011 – $1.4 billion; April 30, 2011 – $1.4 billion; November 1, 2010 – $1.5 billion) before the allowance for loan losses of $4.0 million (January 31, 2012 – $4.0 million; October 31, 2011 – $4.0 million; April 30, 2011 – $2.0 million; November 1, 2010 – $2.0 million) and are included in Wholesale loans – Business on our Consolidated Balance Sheets.
(3)	The carrying amounts are included in Other liabilities on our Consolidated Balance Sheets.
(4)	The notional amount of the contract approximates the maximum potential amount of future payments. The maximum potential amount of future payments comprise $7.8 billion for BOLI policies (January 31, 2012 – $7.9 billion; October 31, 2011 – $7.8 billion; April 30, 2011 – $7.3 billion; November 1, 2010 – $7.8 billion) and $10.4 billion for U.S. Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans (January 31, 2012 – $10.5 billion; October 31, 2011 – $10.7 billion; April 30, 2011 – $10.7 billion; November 1, 2010 – $11.8 billion). During the period, we recorded unrealized losses of approximately $3.0 million (three-months ended January 31, 2012 – $35.0 million; three-months ended April 30, 2011 – $16.0 million) in connection with the BOLI policies stable value contracts. Almost all of the unrealized losses, mostly related to changes in cash flow projections and discount rates, were related to one contract that was restructured to remove the economic consequences of an early surrender of the BOLI policy and establish a fixed derivative maturity date.

Royal Bank of Canada        Second Quarter 2012        105

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia. As at April 30, 2012, RBC Dexia securities lending indemnifications totalled $55.7 billion (January 31, 2012 – $59.5 billion; October 31, 2011 – $52.6 billion; April 30, 2011 – $58.5 billion; November 1, 2010 – $52.1 billion); we are exposed to 50% of this amount.

Pledged assets

In the ordinary course of business, we pledge assets with terms and conditions that are usual and customary to our regular lending, borrowing and trading activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on pledged assets:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
•	The right of the pledgee to sell or re-pledge the asset is dependent on the specific agreement under which the collateral is pledged.
•	If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

We are also required to provide intraday pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real-time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activities are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets amount is not included in the table below. For the three-months ended April 30, 2012, we had on average $3.4 billion (January 31, 2012 – $3.4 billion; April 30, 2011 – $3.3 billion) of assets pledged intraday to the Bank of Canada on a daily basis. For the six-months ended April 30, 2012, we had on average $3.4 billion (April 30, 2011 – $3.2 billion) of assets pledged intraday to the Bank of Canada on a daily basis. There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances taken on April 30, 2012, January 31, 2012, October 31, 2011, April 30, 2011 and November 1, 2010.

Details of assets pledged against liabilities are shown in the following tables:

	As at
	April 30 2012	January 31 2012	October 31 2011	April 30 2011	November 1 2010
Cash and due from banks	$1,412	$882	$865	$660	$506
Interest-bearing deposits with banks	423	12,603	6,340	5,812	6,092
Loans	15,394	17,400	18,642	16,447	16,087
Securities (1)	50,563	51,666	60,509	73,952	61,513
Assets purchased under reverse repurchase agreements	73,278	56,553	52,032	48,422	42,846
Other assets	15,685	181	88	86	1,264
	$156,755	$139,285	$138,476	$145,379	$128,308

	As at
	April 30 2012	January 31 2012	October 31 2011	April 30 2011	November 1 2010
Assets pledged to:
Foreign governments and central banks	$2,770	$2,512	$2,376	$2,419	$2,332
Clearing systems, payment systems and depositories (1)	12,346	12,586	19,846	16,802	18,641
Assets pledged in relation to:
Securities borrowing and lending	57,411	54,801	39,941	33,787	31,359
Obligations related to securities sold under repurchase agreements	50,155	37,363	44,545	63,005	47,786
Derivative transactions	17,617	16,814	16,620	14,963	15,232
Credit card securitization	4,923	3,930	3,930	3,204	3,265
Covered bonds	10,471	10,494	10,513	9,953	8,557
Other	1,062	785	705	1,246	1,136
	$156,755	$139,285	$138,476	$145,379	$128,308

(1)	Comparative amounts presented have been revised from those previously reported.

The pledged assets presented in the above table include both on and off balance sheet items.

Collateral

In the ordinary course of business, we enter into collateral agreements with terms and conditions that are usual and customary to our regular lending and borrowing activities recorded on our Consolidated Balance Sheets. Examples of our general terms and conditions on collateral assets that we may sell, pledge or re-pledge are listed in the pledged assets section above.

As at April 30, 2012, the approximate fair value of collateral accepted that may be sold or re-pledged by us was $168.6 billion (January 31, 2012 – $157 billion; October 31, 2011 – $137.3 billion; April 30, 2011 – $126.7 billion; November 1, 2010 – $123 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowing and loans, and derivative transactions. Of this amount, $80.8 billion has been sold or re-pledged (January 31, 2012 – $79.5 billion; October 31, 2011 – $64.4 billion; April 30, 2011 – $37.5 billion; November 1, 2010 – $51 billion), generally as collateral under repurchase agreements or to cover short sales.

106        Royal Bank of Canada        Second Quarter 2012

Note 18 Guarantees and commitments (continued)

Litigation

During the quarter, Royal Bank of Canada became a defendant in a civil lawsuit brought by the Commodity Futures Trading Commission in the United States. The lawsuit alleges that certain inter-affiliate transactions were improper wash trades and effected in a non competitive manner. Further, the complaint alleges that we wilfully made false, fictitious or fraudulent statements to the Chicago Mercantile Exchange about the manner in which we intended to, and did, structure these transactions. It is not possible to predict the outcome of these proceedings, nor the timing of their resolution; however, we strongly deny these allegations and will continue to vigorously defend ourselves in this matter. At this time, management does not believe that the ultimate resolution of this matter will have a material adverse effect on our consolidated financial position or results of operations.

As previously reported, Royal Bank of Canada is a defendant in a lawsuit relating to our role in transactions involving investments made by a number of Wisconsin school districts in certain collateral debt obligations. These transactions were also the subject of a regulatory investigation. Despite reaching a settlement with the Securities and Exchange Commission, which was paid to the school districts through a Fair Fund, the lawsuit continues and we continue to vigorously defend ourselves. It is not possible to predict the ultimate outcome of these proceedings or the timing of their resolution; however, management believes the ultimate resolution of these proceedings will not have a material adverse effect on our consolidated financial position or results of operations.

We are a defendant in a number of other actions alleging that certain of our practices and actions were improper. The lawsuits involve a variety of complex issues and the timing of their resolution is varied and uncertain. Management believes that we will ultimately be successful in resolving these lawsuits, to the extent that we are able to assess them, without material financial impact to the Bank. This is, however, an area of significant judgment and the potential liability resulting from these lawsuits could be material to our results of operations in any particular period.

Various other legal proceedings are pending that challenge certain of our other practices or actions. We consider that the aggregate liability, to the extent that we are able to assess it, resulting from these other proceedings will not be material to our consolidated financial statements.

Management reviews the status of all proceedings on an ongoing basis and will exercise its judgment in resolving them in such manner as management believes to be in the Bank’s best interest. We will continue to defend ourselves vigorously in these matters.

Note 19 Results by business segment

Quarterly earnings

	For the three-months ended April 30, 2012
	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,017	$98	$–	$166	$807	$(57)	$3,031
Non-interest income	800	1,121	926	173	903	(30)	3,893
Total revenue	2,817	1,219	926	339	1,710	(87)	6,924
Provision for credit losses	271	(1)	–	47	31	–	348
Insurance policyholder benefits, claims and acquisition expense	–	–	640	–	–	–	640
Non-interest expense	1,277	941	126	499	1,014	–	3,857
Net income (loss) before income taxes	1,269	279	160	(207)	665	(87)	2,079
Income taxes (recoveries)	332	67	9	(11)	216	(97)	516
Net income from continuing operations	937	212	151	(196)	449	10	1,563
Net income from discontinued operations							(30)
Net income							$1,533
Non-interest expense includes:
Depreciation and amortization	$47	$32	$3	$21	$6	$118	$227
Impairment of goodwill and other intangibles	–	–	–	161	–	–	161
Total assets from continuing operations	$315,700	$23,700	$11,900	$27,400	$405,900	$15,500	$800,100
Total assets from operations that are now discontinued							300
Total assets							$800,400
Total liabilities from continuing operations	$314,500	$23,800	$11,900	$27,400	$405,800	$(26,200)	$757,200
Total liabilities from operations that are now discontinued							–
Total liabilities							$757,200

Royal Bank of Canada        Second Quarter 2012        107

	For the three-months ended January 31, 2012
	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$2,064	$102	$–	$159	$764	$(86)	$3,003
Non-interest income	821	1,086	1,550	214	852	48	4,571
Total revenue	2,885	1,188	1,550	373	1,616	(38)	7,574
Provision for credit losses	243	–	–	8	17	(1)	267
Insurance policyholder benefits, claims and acquisition expense	–	–	1,211	–	–	–	1,211
Non-interest expense	1,294	939	129	326	978	5	3,671
Net income (loss) before income taxes	1,348	249	210	39	621	(42)	2,425
Income taxes (recoveries)	354	61	20	15	173	(74)	549
Net income from continuing operations	994	188	190	24	448	32	1,876
Net income from discontinued operations							(21)
Net income							$1,855
Non-interest expense includes:
Depreciation and amortization	$44	$31	$4	$32	$7	$112	$230
Total assets from continuing operations	$309,800	$23,600	$11,800	$24,200	$403,300	$16,000	$788,700
Total assets from operations that are now discontinued							26,300
Total assets							$815,000
Total liabilities from continuing operations	$308,700	$23,600	$11,800	$24,300	$403,200	$(18,800)	$752,800
Total liabilities from operations that are now discontinued							19,500
Total liabilities							$772,300

	For the three-months ended April 30, 2011
	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (3)	Corporate Support (3)		Total
Net interest income (1), (2)	$1,933	$88	$–	$157	$664	$(126)		$2,716
Non-interest income	812	1,128	1,086	226	835	28		4,115
Total revenue	2,745	1,216	1,086	383	1,499	(98)		6,831
Provision for credit losses	260	–	–	15	(3)	1		273
Insurance policyholder benefits, claims and acquisition expense	–	–	843	–	–	–		843
Non-interest expense	1,244	914	121	311	928	33		3,551
Net income (loss) before income taxes	1,241	302	122	57	574	(132)		2,164
Income taxes (recoveries)	346	75	(1)	11	168	(117)		482
Net income from continuing operations	895	227	123	46	406	(15)		1,682
Net income from discontinued operations								(51)
Net income								$1,631
Non-interest expense includes:
Depreciation and amortization	$48	$32	$5	$26	$6	$100		$217
Total assets from continuing operations	$294,200	$22,400	$10,600	$26,900	$372,400	$14,500		$741,000
Total assets from operations that are now discontinued								27,000
Total assets								$768,000
Total liabilities from continuing operations	$292,600	$22,300	$10,700	$26,900	$372,700	$(23,800)		$701,400
Total liabilities from operations that are now discontinued								27,800
Total liabilities								$729,200

	For the six-months ended April 30, 2012
	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (3)	Corporate Support (3)		Total
Net interest income (1), (2)	$4,081	$200	$–	$325	$1,571	$(143	) $	6,034
Non-interest income	1,621	2,207	2,476	387	1,755	18		8,464
Total revenue	5,702	2,407	2,476	712	3,326	(125)		14,498
Provision for credit losses	514	(1)	–	55	48	(1)		615
Insurance policyholder benefits, claims and acquisition expense	–	–	1,851	–	–	–		1,851
Non-interest expense	2,571	1,880	255	825	1,992	5		7,528
Net income (loss) before income taxes	2,617	528	370	(168)	1,286	(129)		4,504
Income taxes (recoveries)	686	128	29	4	389	(171)		1,065
Net income from continuing operations	1,931	400	341	(172)	897	42		3,439
Net income from discontinued operations								(51)
Net income								$3,388
Non-interest expense includes:
Depreciation and amortization	$91	$63	$7	$53	$13	$230		$457
Impairment of goodwill and other intangibles	–	–	–	161	–	–		161
Total assets from continuing operations	$315,700	$23,700	$11,900	$27,400	$405,900	$15,500		$800,100
Total assets from operations that are now discontinued								300
Total assets								$800,400
Total liabilities from continuing operations	$314,500	$23,800	$11,900	$27,400	$405,800	$(26,200)		$757,200
Total liabilities from operations that are now discontinued								–
Total liabilities								$757,200

108        Royal Bank of Canada        Second Quarter 2012

Note 19 Results by business segment (continued)

	For the six-months ended April 30, 2011
	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets (3)	Corporate Support (3)	Total
Net interest income (1), (2)	$3,924	$178	$–	$328	$1,319	$(238)	$5,511
Non-interest income	1,623	2,223	1,911	462	2,231	88	8,538
Total revenue	5,547	2,401	1,911	790	3,550	(150)	14,049
Provision for credit losses	532	–	–	29	(28)	4	537
Insurance policyholder benefits, claims and acquisition expense	–	–	1,410	–	–	–	1,410
Non-interest expense	2,481	1,798	243	603	2,049	46	7,220
Net income (loss) before income taxes	2,534	603	258	158	1,529	(200)	4,882
Income taxes (recoveries)	706	163	(1)	44	486	(194)	1,204
Net income from continuing operations	1,828	440	259	114	1,043	(6)	3,678
Net income from discontinued operations							(99)
Net income							$3,579
Non-interest expense includes:
Depreciation and amortization	$91	$59	$11	$50	$12	$198	$421
Total assets from continuing operations	$294,200	$22,400	$10,600	$26,900	$372,400	$14,500	$741,000
Total assets from operations that are now discontinued							27,000
Total assets							$768,000
Total liabilities from continuing operations	$292,600	$22,300	$10,700	$26,900	$372,700	$(23,800)	$701,400
Total liabilities from operations that are now discontinued							27,800
Total liabilities							$729,200

(1)	Inter-segment revenue and share of profits in associates are not material.
(2)	Interest revenue is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Taxable equivalent basis (Teb). Teb adjustments gross up Net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes.

Composition of business segments

For management purposes, we are organized into five business segments, as outlined below, based on the products and services offered.

Canadian Banking comprises our domestic personal and business banking operations and certain retail investment businesses.

Wealth Management serves affluent and high net worth clients in Canada, the U.S., Europe, Asia and Latin America with a full suite of investment, trust and other wealth management solutions. We also provide asset management products and services directly, through other Royal Bank of Canada distribution channels and through third-party distributors, to institutional and individual clients.

Insurance comprises Canadian and International & Other. In Canada, we offer our products and services through our growing proprietary channels including retail insurance branches, call centers, and our career sales force as well as through independent insurance advisors and travel agencies. Outside North America, we operate in the reinsurance market globally.

International Banking comprises Banking and RBC Dexia. Banking includes our banking businesses in the Caribbean, which offer a range of financial products and services to individuals, business clients and public institutions in their respective markets. Following the announced sale of our U.S. regional retail banking operations, we classified a significant majority of our U.S. regional retail banking operations as discontinued operations. However, we have maintained certain of our cross border banking platforms that serve the needs of Canadian clients across the U.S. The results of these activities are included in International Banking in continuing operations. RBC Dexia offers an integrated suite of products to institutional investors worldwide.

Capital Markets comprises our global wholesale banking businesses providing corporate, public sector and institutional clients with a wide range of products and services. In North America we offer a full suite of products and service capabilities. Outside of North America, we have a select but diversified set of global capabilities, which includes origination and distribution, structuring and trading, and corporate and investment banking.

All other enterprise level activities that are not allocated to these five business segments, such as enterprise funding, securitizations, net charges associated with unattributed capital, and consolidation adjustments, including the elimination of the Taxable equivalent basis (Teb) gross-up amounts, are included in Corporate Support. Teb adjustments gross up Net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes. Management believes that these adjustments are necessary for Capital Markets to reflect how it is managed. The use of the Teb adjustments enhances the comparability of revenue across our taxable and tax-advantaged sources. Our use of Teb adjustments may not be comparable to similarly adjusted amounts at other financial institutions. The Teb adjustment for the three-months period and six-months period ended April 30, 2012 were $118 million and $239 million, respectively (three-months ended January 31, 2012 – $121 million; three-months ended April 30, 2011 – $146 million; six-months ended April 30, 2011 – $290 million).

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand–alone business and reflects the way our business segments are managed. This approach is intended to ensure that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their businesses. Management regularly monitors these segments’ results for the purpose of making decisions about resource allocation and performance assessment. These items do not impact our consolidated results.

Royal Bank of Canada        Second Quarter 2012        109

Note 19 Results by business segment (continued)

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, estimates and methodologies for allocating overhead costs and indirect expenses to our business segments and that assists in the attribution of capital and the transfer pricing of funds to our business segments in a manner that fairly and consistently measures and aligns the economic costs with the underlying benefits and risks of that specific business segment. Activities and business conducted between our business segments are generally at market rates. All other enterprise level activities that are not allocated to our five business segments are reported under Corporate Support.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.

Note 20 Capital management

Regulatory capital and capital ratios

The Office of the Superintendent of Financial Institutions (OSFI) formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio of greater than or equal to 7% and a Total capital ratio of greater than or equal to 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing Gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. Our assets-to-capital multiple remains below the maximum prescribed by OSFI.

Impact of adoption of IFRS

Regulatory capital reporting under IFRS commenced with our conversion to IFRS on November 1, 2011. Per OSFI’s Capital Adequacy Guidelines, financial institutions may elect a phase-in of the impact of the conversion to IFRS on their regulatory capital reporting. We made use of this election and are phasing-in the IFRS conversion impact over a five quarter period beginning this quarter. The phase-in amount is recognized on a straight-line basis, and has reduced the IFRS conversion impact on our Tier 1 capital by $1.3 billion in this quarter, from $2.2 billion to $889 million.

	Determined based on
	IFRS		Canadian GAAP
	April 30 2012	January 31 2012	October 31 2011	April 30 2011
Capital
Tier 1 capital	$35,151	$34,727	$35,713	$34,551
Total capital	40,599	41,462	41,021	39,824
Risk-weighted assets
Credit risk	$197,075	$211,604	$205,182	$188,683
Market risk	28,960	33,549	21,346	24,382
Operational risk	39,699	40,355	40,283	40,170
Transitional adjustment prescribed by OSFI (1)	1,404	–	969	–
Total risk-weighted assets	$267,138	$285,508	$267,780	$253,235
Capital ratios and multiples
Tier 1 capital	13.2%	12.2%	13.3%	13.6%
Total capital	15.2%	14.5%	15.3%	15.7%
Assets-to-capital multiple (2)	16.8x	16.6x	16.1x	16.3x

(1)	Under Basel II transitional guidance, OSFI requires the minimum risk-based capital to be no less than 90% of the capital requirements as calculated under Basel I standards. If the capital requirement is less than 90%, a transitional adjustment to Risk-weighted assets must be applied as prescribed by the OSFI Capital Adequacy Requirement guidance Section 1.7.
(2)	As part of the IFRS transition, for the Assets-to-capital multiple calculation, the Gross adjusted assets exclude mortgages securitized through the CMHC program up to and including March 31, 2010 as approved by OSFI.

110        Royal Bank of Canada        Second Quarter 2012

Note 21 Additional disclosures under IFRS

Additional disclosures

The following IFRS annual disclosures, that were not included in our most recent annual financial statements prepared in accordance with Canadian GAAP and would otherwise only be reported by us in our 2012 Annual Report, have been included in these financial statements for the current period ended April 30, 2012 and comparative periods ended October 31, 2011 and April 30, 2011. Certain information and footnote disclosures were omitted or condensed where such information is not considered material to the understanding of our interim Condensed Consolidated Financial Statements.

A: Securities

Carrying value of securities

The following table presents the financial instruments that we held at the end of the period, measured at carrying value:

	As at April 30, 2012
	Term to maturity (1)
	Within 3 months	3 months to 1 year	1 to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total
Trading account (2)
Canadian government debt	$2,759	$4,529	$10,487	$2,043	$5,642	$–	$25,460
U.S. government debt	2,419	4,319	8,949	1,746	5,963	–	23,396
Other OECD government debt	2,422	2,822	5,013	2,360	1,717	–	14,334
Mortgage-backed securities (3)	–	9	37	163	320	–	529
Asset-backed securities (3)	93	122	233	47	342	–	837
Corporate debt and other debt (3)
Bankers’ acceptances	807	2	–	–	–	–	809
Certificates of deposit	676	399	312	6	7	–	1,400
Other	3,149	2,590	6,902	2,061	3,470	1,074	19,246
Equities	–	–	–	–	–	39,035	39,035
	12,325	14,792	31,933	8,426	17,461	40,109	125,046
Available-for-sale securities (2)
Canadian government debt
Federal
Amortized cost	318	389	6,511	3,292	26	–	10,536
Fair value	319	395	6,621	3,607	28	–	10,970
Yield (4)	3.9%	3.8%	2.3%	3.6%	4.1%	–	2.8%
Provincial and municipal
Amortized cost	39	67	1,016	28	20	–	1,170
Fair value	39	67	1,030	29	22	–	1,187
Yield (4)	.8%	1.7%	2.8%	5.2%	4.9%	–	2.7%
U.S. state, municipal and agencies debt
Amortized cost	25	51	53	252	5,040	–	5,421
Fair value	25	50	54	252	4,848	–	5,229
Yield (4)	.0%	1.7%	1.3%	.7%	.9%	–	.9%
Other OECD government debt
Amortized cost	6,081	1,261	529	193	–	–	8,064
Fair value	6,079	1,254	532	203	–	–	8,068
Yield (4)	.3%	1.6%	2.4%	3.7%	–	–	.7%
Mortgage-backed securities (4)
Amortized cost	–	–	20	24	282	–	326
Fair value	–	–	20	25	277	–	322
Yield (4)	–	–	4.8%	4.5%	2.4%	–	2.7%
Asset-backed securities
Amortized cost	–	97	193	1,798	1,386	–	3,474
Fair value	–	96	192	1,823	1,321	–	3,432
Yield (4)	–	2.2%	.9%	.8%	1.8%	–	1.3%
Corporate debt and other debt
Amortized cost	3,676	2,686	947	300	361	–	7,970
Fair value	3,689	2,685	946	284	345	–	7,949
Yield (4)	1.7%	1.3%	3.3%	5.9%	4.6%	–	2.0%
Equities
Cost	–	–	–	–	–	1,310	1,310
Fair value	–	–	–	–	–	1,488	1,488
Loan substitute
Cost	–	–	–	–	–	212	212
Fair value	–	–	–	–	–	225	225
Yield (4)	–	–	–	–	–	3.5%	3.5%
Amortized cost	10,139	4,551	9,269	5,887	7,115	1,522	38,483
Fair value	10,151	4,547	9,395	6,223	6,841	1,713	38,870
Held-to-maturity securities (2)
Amortized cost	56	186	205	78	1	–	526
Fair value	56	186	205	78	1	–	526
Total carrying value of securities (2)	$22,532	$19,525	$41,533	$14,727	$24,303	$41,822	$164,442

Royal Bank of Canada        Second Quarter 2012        111

	As at October 31, 2011
	Term to maturity (1)
	Within 3 months	3 months to 1 year	1 to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total
Trading account (2)
Canadian government debt	$1,902	$8,000	$8,768	$1,569	$4,126	$–	$24,365
U.S. government debt	313	5,594	4,659	1,485	7,500	–	19,551
Other OECD government debt	2,109	5,144	5,333	3,957	1,562	–	18,105
Mortgage-backed securities (3)	–	3	97	39	277	–	416
Asset-backed securities (3)	160	44	422	237	426	–	1,289
Corporate debt and other debt (3)
Bankers’ acceptances	582	287	–	–	–	–	869
Certificates of deposit	3	974	352	7	12	–	1,348
Other	2,175	4,876	10,369	1,873	3,493	1,025	23,811
Equities	–	–	–	–	–	38,374	38,374
	7,244	24,922	30,000	9,167	17,396	39,399	128,128
Available-for-sale securities (2)
Canadian government debt
Federal
Amortized cost	284	353	7,697	680	26	–	9,040
Fair value	284	360	8,156	703	28	–	9,531
Yield (4)	.5%	4.3%	3.1%	2.6%	4.1%	–	3.0%
Provincial and municipal
Amortized cost	301	89	1,112	14	21	–	1,537
Fair value	302	91	1,131	15	22	–	1,561
Yield (4)	4.9%	3.6%	2.6%	5.4%	4.9%	–	3.1%
U.S. state, municipal and agencies debt
Amortized cost	60	51	53	6	4,499	–	4,669
Fair value	60	51	55	7	4,334	–	4,507
Yield (4)	1.1%	1.7%	1.3%	5.9%	2.0%	–	1.9%
Other OECD government debt
Amortized cost	4,006	1,108	1,736	190	–	–	7,040
Fair value	4,005	1,105	1,730	193	–	–	7,033
Yield (4)	.2%	1.8%	1.8%	3.7%	–	–	1.0%
Mortgage-backed securities (4)
Amortized cost	–	–	20	26	268	–	314
Fair value	–	–	21	28	261	–	310
Yield (4)	–	–	4.6%	4.2%	2.6%	–	2.9%
Asset-backed securities
Amortized cost	128	30	270	1,588	1,413	–	3,429
Fair value	128	31	269	1,576	1,309	–	3,313
Yield (4)	2.0%	5.1%	.8%	.7%	1.6%	–	1.2%
Corporate debt and other debt
Amortized cost	5,793	1,917	2,073	388	380	53	10,604
Fair value	5,803	1,920	2,049	361	361	64	10,558
Yield (4)	2.2%	2.1%	2.0%	5.9%	4.8%	–	2.3%
Equities
Cost	–	–	–	–	–	1,219	1,219
Fair value	–	–	–	–	–	1,398	1,398
Loan substitute
Cost	–	–	–	–	–	222	222
Fair value	–	–	–	–	–	222	222
Yield (4)	–	–	–	–	–	3.7%	3.7%
Amortized cost	10,572	3,548	12,961	2,892	6,607	1,494	38,074
Fair value	10,582	3,558	13,411	2,883	6,315	1,684	38,433
Held-to-maturity securities (2)
Amortized cost	129	57	193	81	1	–	461
Fair value	129	57	193	81	1	–	461
Total carrying value of securities (2)	$17,955	$28,537	$43,604	$12,131	$23,712	$41,083	$167,022

112        Royal Bank of Canada        Second Quarter 2012

Note 21 Additional disclosures under IFRS (continued)

	As at April 30, 2011
	Term to maturity (1)
	Within 3 months	3 months to 1 year	1 to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total
Trading account (2)
Canadian government debt	$1,647	$7,863	$9,029	$2,785	$4,027	$–	$25,351
U.S. government debt	241	4,606	1,627	3,376	5,067	38	14,955
Other OECD government debt	2,118	4,950	11,764	4,274	3,508	–	26,614
Mortgage-backed securities (3)	1	3	92	238	537	–	871
Asset-backed securities (3)	110	112	1,698	615	462	–	2,997
Corporate debt and other debt (3)
Bankers’ acceptances	587	557	–	–	–	–	1,144
Certificates of deposit	416	373	864	10	5	–	1,668
Other	2,084	5,040	16,257	4,566	4,766	1,059	33,772
Equities	–	–	–	–	–	47,769	47,769
	7,204	23,504	41,331	15,864	18,372	48,866	155,141
Available-for-sale securities (2)
Canadian government debt
Federal
Amortized cost	195	706	6,246	3,344	90	–	10,581
Fair value	196	710	6,345	3,417	87	–	10,755
Yield (4)	.9%	4.3%	2.9%	3.8%	4.2%	–	3.3%
Provincial and municipal
Amortized cost	167	389	913	32	74	–	1,575
Fair value	167	393	929	33	76	–	1,598
Yield (4)	1.2%	4.0%	3.1%	5.2%	4.7%	–	3.2%
U.S. state, municipal and agencies debt
Amortized cost	605	473	269	15	4,533	–	5,895
Fair value	606	473	269	15	4,457	–	5,820
Yield (4)	.5%	1.7%	1.0%	5.5%	1.9%	–	1.7%
Other OECD government debt
Amortized cost	3,092	434	2,310	156	–	–	5,992
Fair value	3,095	434	2,307	156	–	–	5,992
Yield (4)	.5%	6.1%	2.3%	3.9%	–	–	1.7%
Mortgage-backed securities (4)
Amortized cost	–	–	37	66	910	–	1,013
Fair value	–	–	38	69	902	–	1,009
Yield (4)	–	–	4.7%	4.6%	3.4%	–	3.5%
Asset-backed securities
Amortized cost	–	157	415	1,005	2,028	–	3,605
Fair value	–	159	415	974	1,954	–	3,502
Yield (4)	–	2.6%	1.1%	.6%	1.2%	–	1.1%
Corporate debt and other debt
Amortized cost	4,215	4,019	4,102	457	392	53	13,238
Fair value	4,215	4,017	4,123	473	340	34	13,202
Yield (4)	3.1%	1.9%	2.2%	5.6%	4.5%	2.2%	2.6%
Equities
Cost	–	–	–	–	–	1,355	1,355
Fair value	–	–	–	–	–	1,557	1,557
Loan substitute
Cost	–	–	–	–	–	228	228
Fair value	–	–	–	–	–	244	244
Yield (4)	–	–	–	–	–	3.3%	3.3%
Amortized cost	8,274	6,178	14,292	5,075	8,027	1,636	43,482
Fair value	8,279	6,186	14,426	5,137	7,816	1,835	43,679
Held-to-maturity securities (2)
Amortized cost	110	88	173	51	1	–	423
Fair value	110	88	173	51	1	–	423
Total carrying value of securities (2)	$15,593	$29,778	$55,930	$21,052	$26,189	$50,701	$199,243

(1)	Actual maturities may differ from contractual maturities shown above since borrowers may have the right to prepay obligations with or without prepayment penalties.
(2)	Trading securities and AFS securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost.
(3)	Includes CDOs which are presented as Asset-backed securities – CDOs in the table entitled “Fair value of assets and liabilities classified using the fair value hierarchy” in Note 4.
(4)	The weighted average yield is derived using the contractual interest rate and the carrying value at the end of the period for the respective securities.

Royal Bank of Canada        Second Quarter 2012        113

B: Loans

Loan maturity and rate sensitivity

	April 30, 2012
	Maturity term (1)				Rate sensitivity
	Under 1 year (2), (3)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate- sensitive	Total
Retail	$119,293	$158,652	$13,806	$291,751	$173,726	$114,062	$3,963	$291,751
Wholesale	35,126	27,861	10,000	72,987	41,054	30,575	1,358	72,987
Total loans	154,419	186,513	23,806	364,738	214,780	144,637	5,321	364,738
Allowance for loan losses				(2,019)				(2,019)
Total loans net of allowance for loan losses				$362,719				$362,719

	October 31, 2011
	Maturity term (1)				Rate sensitivity
	Under 1 year (2), (3)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate- sensitive	Total
Retail	$122,634	$149,075	$13,036	$284,745	$176,319	$104,276	$4,150	$284,745
Wholesale	31,824	24,043	8,885	64,752	36,335	27,138	1,279	64,752
Total loans	154,458	173,118	21,921	349,497	212,654	131,414	5,429	349,497
Allowance for loan losses				(1,967)				(1,967)
Total loans net of allowance for loan losses				$347,530				$347,530

	April 30, 2011
	Maturity term (1)				Rate sensitivity
	Under 1 year (2), (3)	1 to 5 years	Over 5 years	Total	Floating	Fixed Rate	Non-rate- sensitive	Total
Retail	$115,657	$145,039	$16,746	$277,442	$140,658	$132,354	$4,430	$277,442
Wholesale	35,833	20,568	12,330	68,731	37,446	28,916	2,369	68,731
Total loans	151,490	165,607	29,076	346,173	178,104	161,270	6,799	346,173
Allowance for loan losses				(2,658)				(2,658)
Total loans net of allowance for loan losses				$343,515				$343,515

(1)	Generally, based on the earlier of contractual repricing or maturity date.
(2)	Included in Wholesale are loans totalling $1.4 billion as at April 30, 2012 (October 31, 2011 – $1.4 billion, April 30, 2011 – $1.4 billion) to SPEs administered by us. All of the loans reprice monthly or quarterly.
(3)	Includes variable rate loans that can be repriced at the clients’ discretion without penalty.

Net interest income after provision for credit losses

	For the three-months ended			For the six-months ended
	April, 30 2012	January, 31 2012	April, 30 2011	April, 30 2012	April, 30 2011
Net interest income	$3,031	$3,003	$2,716	$6,034	$5,511
Provision for credit losses	348	267	273	615	537
Net interest income after provision for credit losses	$2,683	$2,736	$2,443	$5,419	$4,974

C: Special purpose entities

Consolidated special purpose entities

The following table presents the assets and liabilities of consolidated special purpose entities recorded on our Consolidated Balance Sheets.

	April 30, 2012
	Credit card securitization vehicle (1)	Structured finance	Credit investment product SPEs	Investment funds	Other (1)	Total
Consolidated assets (2), (3)
Cash	$–	$19	$–	$3	$4	$26
Securities – Trading and Available-for-sale	–	3,546	–	245	75	3,866
Loans – Retail and Wholesale	–	–	–	–	2	2
Derivatives	–	–	–	–	–	–
Other assets	13	45	–	–	85	143
	$13	$3,610	$–	$248	$166	$4,037
Consolidated liabilities
Deposit	$4,678	$806	$15	$–	$–	$5,499
Other liabilities (4)	40	2,795	–	–	(1)	2,834
Non-controlling interests	–	–	–	–	934	934
	$4,718	$3,601	$15	$–	$933	$9,267

114        Royal Bank of Canada        Second Quarter 2012

Note 21 Additional disclosures under IFRS (continued)

	October 31, 2011
	Credit card securitization vehicle (1)	Structured finance	Credit investment product SPEs	Investment funds	Other (1)	Total
Consolidated assets (2), (3)
Cash	$–	$28	$–	$2	$6	$36
Securities – Trading and Available-for-sale	–	3,740	–	252	27	4,019
Loans – Retail and Wholesale	–	214	75	–	19	308
Derivatives	–	–	–	–	–	–
Other assets	11	47	–	–	18	76
	$11	$4,029	$75	$254	$70	$4,439
Consolidated liabilities
Deposit	$3,747	$216	$99	$–	$–	$4,062
Other liabilities (4)	41	3,254	–	–	88	3,383
Non-controlling interests	–	–	–	–	1,863	1,863
	$3,788	$3,470	$99	$–	$1,951	$9,308

	April 30, 2011
	Credit card securitization vehicle (1)	Structured finance	Credit investment product SPEs	Investment funds	Other (1)	Total
Consolidated assets (2), (3)
Cash	$–	$38	$–	$3	$2	$43
Securities – Trading and Available-for-sale	–	3,195	–	311	30	3,536
Loans – Retail and Wholesale	–	203	98	–	22	323
Derivatives	–	–	–	–	–	–
Other assets	11	184	–	–	53	248
	$11	$3,620	$98	$314	$107	$4,150
Consolidated liabilities
Deposit	$3,304	$1,048	$145	$–	$–	$4,497
Other liabilities (4)	19	1,354	–	–	141	1,514
Non-controlling interests	–	–	–	–	1,899	1,899
	$3,323	$2,402	$145	$–	$2,040	$7,910

(1)	We transferred credit card receivables to a securitization vehicle and mortgages to RBC Capital Trust and RBC Covered Bond Guarantor Limited Partnership (Guarantor LP). These transferred assets were not derecognized from our Consolidated Balance Sheets and the consideration received was recorded as liabilities to the SPEs, as we retain control over substantially all of the risks and rewards of the transferred assets. Upon consolidation of the SPEs, only the notes and the innovative capital instruments issued to the third-party investors are reported in the above table.
(2)	As at April 30, 2012, our compensation vehicles held $18 million of our common shares (October 31, 2011 – $29 million; April 30, 2011 – $35 million), which are reported as Treasury shares and this amount represents the total assets of these vehicles. The obligation to provide our common shares to employees is recorded as an increase to Retained earnings as the expense for the corresponding stock-based compensation plan is recognized.
(3)	Investors have recourse only to the assets of the related consolidated SPEs and do not have recourse to our general assets unless we breach our contractual obligations relating to those SPEs. In the ordinary course of business, the assets of each consolidated SPE can generally only be used to settle the obligations of the SPE. We may also provide liquidity facilities or credit enhancement facilities to, or enter into derivative transactions with, the SPEs. Upon the occurrence of certain credit events, the assets of Guarantor LP, which are mortgages, will be used to settle the covered bonds issued by RBC. The loan provided by us to Guarantor LP to purchase the mortgages is eliminated upon consolidation.
(4)	Other liabilities generally represent notes issued by the SPEs.

Unconsolidated special purpose entities

We also hold significant interests in certain SPEs that we do not consolidate but in respect of which, we have recorded on our Consolidated Balance Sheets assets and liabilities arising from our transactions and involvement with these SPEs. This information is set forth in the table below. In addition, we may be a sponsor of certain SPEs in which we have interests. In determining whether we are a sponsor of an SPE, we consider both qualitative and quantitative factors, including the purpose and nature of the special purpose entity, our continuing involvement in the SPE and whether we hold subordinated interests in the SPE. This table also includes SPEs that we sponsor.

Royal Bank of Canada        Second Quarter 2012        115

	April 30, 2012
	Multi-seller conduits (1)	Structured finance	Credit investment product SPEs (2)	Investment funds	Third-party securitization vehicles	Other (3)	Total
Total assets of unconsolidated special purpose entities	$26,649	$5,615	$410	$1,146	$4,237	$146,971	$185,028
On-balance sheet assets
Securities – Trading and Available-for-sale	34	–	–	943	–	87	1,064
Loans – Retail and Wholesale	1,389	–	–	–	1,301	–	2,690
Other assets	–	1,398	–	–	–	168	1,566
Total	$1,423	$1,398	$–	$943	$1,301	$255	$5,320
On-balance sheet liabilities
Other liabilities	221	–	–	31	–	36	288
Total	$221	$–	$–	$31	$–	$36	$288
Maximum exposure to loss (4)	$27,132	$1,719	$16	$926	$1,330	$162	$31,285

	October 31, 2011
	Multi-seller conduits (1)	Structured finance	Credit investment product SPEs (2)	Investment funds	Third-party securitization vehicles	Other (3)	Total
Total assets of unconsolidated special purpose entities	$24,271	$4,988	$508	$1,374	$1,090	$137,358	$169,589
On-balance sheet assets
Securities – Trading and Available-for-sale	111	–	–	1,090	–	130	1,331
Loans – Retail and Wholesale	1,413	–	–	–	206	–	1,619
Other assets	–	870	–	–	–	208	1,078
Total	$1,524	$870	$–	$1,090	$206	$338	$4,028
On-balance sheet liabilities
Other liabilities	190	–	–	–	–	36	226
Total	$190	$–	$–	$–	$–	$36	$226
Maximum exposure to loss (4)	$24,614	$1,340	$17	$1,125	$214	$60	$27,370

	April 30, 2011
	Multi-seller conduits (1)	Structured finance	Credit investment product SPEs (2)	Investment funds	Third-party securitization vehicles	Other (3)	Total
Total assets of unconsolidated special purpose entities	$21,007	$4,839	$618	$1,486	$–	$141,079	$169,029
On-balance sheet assets
Securities – Trading and Available-for-sale	18	–	–	1,129	–	102	1,249
Loans – Retail and Wholesale	1,373	–	–	–	–	–	1,373
Other assets	–	1,453	–	–	–	296	1,749
Total	$1,391	$1,453	$–	$1,129	$–	$398	$4,371
On-balance sheet liabilities
Other liabilities	141	–	–	–	–	148	289
Total	$141	$–	$–	$–	$–	$148	$289
Maximum exposure to loss (4)	$21,294	$1,452	$18	$1,167	$–	$137	$24,068

(1)	Total assets represent maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at April 30, 2012, October 31, 2011, and April 30, 2011. Actual assets held by these conduits as at April 30, 2012, were $17.4 billion (October 31, 2011 – $16.3 billion; April 30, 2011 – $14.4 billion).
(2)	Excluded from this table are trading securities that we have transferred to these special purpose entities as collateral for the funded notes issued by the special purpose entities. The transfers do not result in derecognition; as a result, these assets remain on our Consolidated Balance Sheets and are accounted for as secured borrowings. See subsequent discussion on credit investment products.
(3)	Includes tax credit funds and mutual funds that we sponsor which are described in our Other significant vehicles discussion.
(4)	The maximum exposure to loss resulting from our significant interests in these SPEs consists mostly of investments, loans, fair value of derivatives, liquidity and credit enhancement facilities. The maximum exposure to loss of the multi-seller conduits is higher than the on-balance sheet assets primarily by the notional amounts of the liquidity and credit enhancement facilities. Refer to Note 18 for the amounts of the liquidity and credit enhancement facilities.

Credit card securitization vehicle

We securitize a portion of our credit card receivables through an SPE on a revolving basis. The SPE is financed through the issuance of senior and subordinated notes collateralized by the underlying credit card receivables. The senior notes are issued to third-party investors and the subordinated notes are owned by us. The third-party investors have recourse only to the transferred assets.

We continue to service the credit card receivables sold to the SPE and perform an administrative role for the SPE. We also provide first-loss protection to the SPE through our ownership of all the subordinated notes issued by the SPE and our interest in the excess spread (residual net interest income after all trust expenses) which is subordinated to the SPE’s obligations to the ABS noteholders.

Additionally, we may own some senior notes as investments or for market-making activities; we retain a cash reserve account of the SPE from time to time; we provide subordinated loans to the SPE to pay upfront expenses; and we act as counterparty to interest rate and cross currency swap agreements which hedge the SPE’s interest rate and currency risk exposure.

We consolidate the SPE because we have the decision making powers to obtain the majority of the benefits of the SPE and are exposed to the majority of the residual ownership risks.

116        Royal Bank of Canada        Second Quarter 2012

Note 21 Additional disclosures under IFRS (continued)

Structured finance

U.S. ARS Trusts

We purchased U.S. ARS from certain trusts (U.S. ARS Trusts) which fund their long-term investments in student loans by issuing short-term senior and subordinated notes. We are subject to losses on these U.S. ARS Trusts if defaults are experienced on the underlying student loans; however, in the majority of these structures, the principal and accrued interest on the student loans is guaranteed by U.S. government agencies. We act as auction remarketing agent for some of these entities but have no legal obligation to purchase the notes issued by these entities in the auction process.

We do not consolidate those U.S. ARS Trusts where we do not have decision making power to obtain the majority of the benefits of the Trust. We have significant interests in these entities through our note holdings.

ARS TOB programs

We also sold ARS into TOB programs, where each program consists of a credit enhancement (CE) trust and a TOB trust. Each ARS sold to the TOB program is supported by a letter of credit and liquidity facility issued by us, which requires us to extend funding if there are any losses on the ARS. The CE trust certificate is deposited into a TOB trust which provides the financing of the purchase of the underlying security through the issuance of floating-rate certificates to short-term investors and a residual certificate to a single third-party investor. Both the CE and the TOB trusts are SPEs. We are the remarketing agent for the floating-rate certificates and we provide liquidity facilities to each of the ARS TOB programs to purchase any floating-rate certificates that have been tendered but not successfully remarketed. We receive market-based fees for acting as the remarketing agent and providing the letters of credit and liquidity facilities.

We consolidate these ARS TOB programs as we control the CE trust and are exposed to the majority of the residual ownership risks of the underlying ARS through our provision of the credit enhancement and the liquidity facility.

Non-ARS TOB programs

We utilize the TOB funding vehicle to finance other non-ARS assets within our Capital Markets platform. The structure of other non-ARS TOB programs that we are involved with is similar to the structure of the ARS TOB programs described above. However, in certain non-ARS TOB programs, we also purchase the residual certificates issued by these TOB vehicles which exposes us to credit risk of the underlying bonds as well as interest rate risk of the structure. Where we own the residual certificate, the assets transferred into the TOB vehicle continue to be recorded on our Consolidated Balance Sheets as we have not transferred substantially all of the risks and rewards of ownership. We consolidate programs in which we are the holder of the residual certificate as we have the decision making power to obtain the majority of the benefits of the SPEs and are exposed to the majority of the residual ownership risks.

In certain other non-ARS TOB programs, the residual certificates are held by third-parties and we do not provide credit enhancement of the underlying assets but only provide liquidity facilities on the floating-rate certificates; therefore, we do not consolidate these programs. The assets transferred into these programs are derecognized from our Consolidated Balance Sheets.

Credit investment products

We use SPEs to generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products to meet investors’ specific requirements. We enter into derivative contracts, including credit derivatives, to purchase protection from these SPEs (credit protection) and convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We may transfer assets to these SPEs as collateral for notes issued; however, these assets continue to be recorded on our Consolidated Balance Sheets as we have not transferred substantially all of the risks and rewards of ownership.

These SPEs issue funded notes. In certain instances, we invest in the funded notes issued by these SPEs. Some of the SPEs also issue unfunded notes in the form of senior credit derivatives or funding commitments and we may be an investor of these unfunded notes. The investors of the funded notes are not exposed to the credit or market risks of the collateral assets as we are required to repurchase the assets at their par value. The unfunded notes are in a senior position to the funded notes. The investors in these funded and unfunded notes are exposed to credit risk as a result of the credit protection provided by the SPEs, subject to their level of seniority. In our role as derivative counterparty to the SPEs, we also assume the associated counterparty credit risk of the SPEs. Currently, we act as sole arranger and swap provider for certain SPEs and, in some cases, act as the paying and issuing agent as well. Other independent third parties fulfill the remainder of the functions required for such a product.

We consolidate those credit investment product SPEs in which we have the decision making power to obtain the majority of the benefits of the SPE.

Investment funds

We enter into fee-based equity derivative transactions with third parties including mutual funds, unit investment trusts and other investment funds. These transactions provide their investors with the desired exposure to the reference funds, and we economically hedge our exposure from these derivatives by investing in those third-party managed reference funds. We also act as custodian or administrator for several funds. Our investments in reference funds may expose us to the market risk of the underlying investments. We may also be exposed to counterparty risk due to the equity derivative transactions. We do not consolidate these third-party managed reference funds as we do not have power to direct their investing activities.

We also enter into certain fee-based equity derivative transactions similar to those described above except that our investments in the reference funds are held by an intermediate limited partnership entity (intermediate entity), a SPE subsidiary. We consolidate the intermediate entity because we have the decision making power to obtain the majority of the benefits of the SPE and are exposed to a majority of the residual ownership risk.

Royal Bank of Canada        Second Quarter 2012        117

Multi-seller conduits

We administer five multi-seller ABCP conduit programs (multi-seller conduits) – two in Canada and three in the U.S. These conduits primarily purchase financial assets from clients and finance those purchases by issuing ABCP.

We do not maintain any ownership or retained interests in the multi-seller conduits that we administer and have no rights to, or control of, their assets. As the administrative agent, we earn a residual fee for providing services such as coordinating funding activities, transaction structuring, documentation, execution and monitoring of transactions. The ABCP issued by each multi-seller conduit is in the conduit’s own name with recourse to the financial assets owned by each multi-seller conduit, and is non-recourse to us except through our participation in liquidity and/or credit enhancement facilities. We may purchase ABCP issued by our multi-seller conduits from time to time in our capacity as placement agent in order to facilitate the overall program liquidity.

We provide transaction-specific and program-wide liquidity facilities to the multi-seller conduits. In addition, we provide program-wide credit enhancement to the multi-seller conduits which obligate us to purchase assets or advance funds in the event the multi-seller conduit does not otherwise have funds from other sources, such as from the liquidity facilities, to settle maturing ABCP. In some cases, we or another third party may provide transaction-specific credit enhancement which can take various forms. We receive market-based fees for providing these liquidity and credit facilities.

Each transaction is structured with transaction-specific first loss protection provided by the third-party seller. This enhancement can take various forms, including but not limited to overcollateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The amount of this enhancement varies but is generally sized to cover a multiple of loss experience.

An unrelated third party (expected loss investor) absorbs credit losses, up to a maximum contractual amount, that may occur in the future on the assets in the multi-seller conduits before the multi-seller conduits’ debt holders and us. In return for assuming this multi-seller conduit first-loss position, each multi-seller conduit pays the expected loss investor a return commensurate with its risk position. The expected loss investor has substantive power to direct the majority of the activities which significantly impact the conduit’s economic performance, including initial selection and approval of the asset purchase commitments and liquidity facilities, approval of renewal and amendment of these transactions and facilities, sale or transfer of assets, ongoing monitoring of asset performance, and mitigation of credit losses.

We do not consolidate these multi-seller conduits as we do not have the decision-making power to obtain the majority of the benefits of the SPE.

Third-party securitization vehicles

We hold significant interests in certain third-party securitization vehicles which are SPEs. We, as well as other financial institutions, are obligated to provide funding up to our maximum commitment level and are exposed to credit losses on the underlying assets after various credit enhancements. Enhancement can take various forms, including but not limited to overcollateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The amount of this enhancement varies but is generally sized to cover a multiple of loss experience. We do not consolidate these entities as we do not have the decision making power to obtain the majority of the benefits of these SPEs and are not exposed to a majority of the residual ownership risks.

Other

Funding vehicles

RBC Capital Trust (Trust), RBC Capital Trust II (Trust II), RBC Subordinated Notes Trust (Trust III) and Guarantor LP were created to issue innovative capital instruments, subordinated notes or covered bonds. With the proceeds, we issued senior deposit notes to Trust II and Trust III and transferred our mortgages to the Trust and Guarantor LP. These mortgages were not derecognised from our Consolidated Balance Sheets and the transfers are accounted for as secured financing transactions as we retain control over substantially all of the risks and rewards of the transferred assets. We consolidate the trusts and Guarantor LP as, through our roles as trustee, administrative agent and equity investor, we have the decision making power to retain the majority of the benefits of the trusts and Guarantor LP. Upon consolidation of the SPEs, all the intercompany balances are eliminated except for the notes and innovative capital instruments issued to the third-party investors. During the quarter, all of the outstanding subordinated notes issued by Trust III were redeemed. See Note 14 for further details.

Tax credit funds

We created certain funds to pass through tax credits received from underlying low-income housing or historic rehabilitation real estate projects to third parties (tax credit funds). We are sponsors of the tax credit funds as a result of our responsibility to manage the funds, arrange the financing, and perform the administrative duties of these tax credit funds. We do not consolidate the tax credit funds as the investors in these funds have the decision making power to select the underlying investments and are exposed to the majority of the residual ownership and tax risks of the funds.

Mutual and pooled funds

We are also sponsors of our mutual and pooled funds as a result of our ability to influence the investment decisions of the mutual funds and our continuing involvement in the administration of these funds. We consolidated certain mutual and pooled funds in which we have direct investment or seed capital representing greater than 50% of the fund units such that we have the decision making power to obtain the majority of the benefits of the fund and are exposed to a majority of the residual ownership risk.

Compensation trusts

We use compensation trusts, which primarily hold our own common shares, to economically hedge our obligation to certain employees under some of our share-based compensation programs. We consolidate these trusts because we have the decision making power to obtain the majority of the benefits of the trusts and are exposed to the majority of the residual ownership risks.

118        Royal Bank of Canada        Second Quarter 2012

Note 21 Additional disclosures under IFRS (continued)

D: Securitization and derecognition of financial assets

We enter into transactions in which we transfer financial assets such as loans or securities to SPE’s or non-SPE third parties. The transferred assets are derecognized from our Consolidated Balance Sheets when we transfer substantially all of the risks and rewards of ownership of the assets. When we are exposed to substantially all of the risks and rewards of the assets, or when we have neither transferred nor retained substantially all of the risks and rewards but retain control of the assets, we continue to recognize the assets on our Consolidated Balance Sheets and a liability is recognized for the cash proceeds received.

The majority of assets transferred under repurchase agreements, securities lending agreements, and in our Canadian residential mortgage securitization transactions do not qualify for derecognition.

Securitization of Canadian residential mortgage loans

We securitize insured Canadian residential mortgage loans through the creation of MBS pools under the National Housing Act MBS (NHA MBS) program. All loans securitized under the NHA MBS program are insured by the Canadian government or a third-party insurer. We require the borrower to pay the insurance for mortgages in which the loan amount is greater than 80% of the original appraised value of the property (loan-to-value ratio (LTV)). For mortgage loans with an LTV ratio less than 80% and securitized under this program we are required to insure at our own expense. Under the NHA-MBS program, we are responsible for making all payments due on our issued MBS, regardless of whether we collect the necessary funds from the mortgagor or the insurer. When the borrower defaults on the mortgage payment, we submit a claim to the insurer if the amount recovered from the collection or foreclosure process is lower than the sum of the mortgage principal balance, accrued interest and collection costs on the outstanding loan. The insurance claim process is managed by the insurance provider in accordance with the insurer’s policies and covers the entire unpaid loan balance plus generally up to 12 months of interest, selling costs and other eligible expenses. If an insurance claim is denied, a loss is recognized in Provision for credit losses in our Consolidated Statements of Income. The amount recorded as a loss is not material to our Consolidated Financial Statements and no significant losses were incurred due to legal action arising from a mortgage default during the six-months ended April 30, 2012 and the year ended October 31, 2011.

We sell NHA MBS pools primarily to a government-sponsored SPE under the Canada Mortgage Bond (CMB) program. The SPE periodically issues CMB, which are guaranteed by the government, and sells them to third-party investors. Proceeds of the CMB issuances are used by the SPE to purchase the MBS pools from eligible MBS issuers who participate in the issuance of a particular CMB series. Our continuing involvement includes servicing the underlying mortgages we have securitized ourselves or through an independent servicer. We also act as counterparty in interest rate swap agreements where we pay the SPE the interest due to CMB investors and receive the interest on the underlying MBS. As part of the swap, we are also required to create a “principal reinvestment account” of any principal payments received on the mortgage loans to meet the repayment obligation upon maturity of the CMB. We reinvest the collected principal payments in trust permitted investments as outlined in the swap agreement.

We have determined that all of the NHA MBS transferred to the SPE do not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. As a result, these transferred MBS continue to be classified as mortgage loans and recognized on our Consolidated Balance Sheets. The cash received for these transferred MBS is treated as a secured borrowing and a corresponding liability recorded in Deposits on our Consolidated Balance Sheets.

Securities sold under repurchase agreements and securities loaned

We also enter into transactions such as repurchase agreements and securities lending agreements where we transfer assets under agreements to repurchase them on a future day and retain substantially all of the credit, price, interest rate and foreign exchange risks and rewards associated with the assets. These transferred assets remain on our Consolidated Balance Sheets and are accounted for as collateralized borrowing transactions.

Transferred financial assets not derecognized

The following table provides information on the carrying amount and fair value of the transferred assets that fail derecognition, and their associated liabilities.

	April 30, 2012				October 31, 2011				April 30, 2011
	Canadian residential mortgage loans (1) (2)	Securities sold under repurchase agreements (3)	Securities loaned (3)	Total	Canadian residential mortgage loans (1) (2)	Securities sold under repurchase agreements (3)	Securities loaned (3)	Total	Canadian residential mortgage loans (1) (2)	Securities sold under repurchase agreements (3)	Securities loaned (3)	Total
Carrying amount of transferred assets that fail derecognition	$47,444	$49,443	$5,726	$102,613	$45,684	$37,560	$5,175	$88,419	$44,663	$32,329	$7,572	$84,564
Carrying amount of associated liabilities	47,276	49,443	5,726	102,445	45,478	37,560	5,175	88,213	44,444	32,329	7,572	84,345
Fair value of transferred assets	$47,589	$49,443	$5,726	$102,758	$45,903	$37,560	$5,175	$88,638	$45,114	$32,329	$7,572	$85,015
Fair value of associated liabilities	48,508	49,443	5,726	103,677	46,984	37,560	5,175	89,719	45,137	32,329	7,572	85,038
Fair value of net position	$(919)	$–	$–	$(919)	$(1,081)	$–	$–	$(1,081)	$(23)	$–	$–	$(23)

(1)	Includes Canadian residential mortgages loans transferred to Canada Housing Trust at the initial securitization and other permitted investments under the swap agreement used for funding requirements after the initial securitization.
(2)	Third-party CMB investors have legal recourse only to the transferred assets, and do not have recourse to our general assets.
(3)	Does not include over-collateralization of assets pledged.

Royal Bank of Canada        Second Quarter 2012        119

E: Derivative financial instruments and hedging activities

	As at April 30, 2012
	Term to maturity
	Within 1 year	1 to 5 years	Over 5 years (1)	Total	Trading	Other than Trading
Over-the-counter contracts
Interest rate contracts
Forward rate agreements	$399,062	$151,384	$–	$550,446	$550,446	$–
Swaps	1,199,278	1,928,940	1,019,472	4,147,690	3,992,575	155,115
Options purchased	43,219	44,220	24,933	112,372	112,372	–
Options written	38,621	47,392	34,971	120,984	120,984	–
Foreign exchange contracts
Forward contracts	799,670	26,972	688	827,330	761,477	65,853
Cross currency swaps	4,308	13,267	10,774	28,349	28,114	235
Cross currency interest rate swaps	111,429	262,251	120,244	493,924	477,715	16,209
Options purchased	20,160	7,726	3,566	31,452	31,435	17
Options written	19,086	7,750	3,196	30,032	30,032	–
Credit derivatives (2)	3,167	7,551	7,142	17,860	16,101	1,759
Other contracts (3)	55,717	25,048	26,918	107,683	105,951	1,732
Exchange-traded contracts
Interest rate contracts
Futures – long positions	18,010	17,878	54,806	90,694	90,694	–
Futures – short positions	60,256	26,793	82,811	169,860	169,860	–
Options purchased	23,835	5,483	1,718	31,036	31,036	–
Options written	12,544	2,025	1,682	16,251	16,251	–
Foreign exchange contracts
Futures – long positions	498	91	–	589	589	–
Futures – short positions	62	–	–	62	62	–
Other contracts (3)	134,714	22,977	10,501	168,192	168,192	–
	$2,943,636	$2,597,748	$1,403,422	$6,944,806	$6,703,886	$240,920

	As at October 31, 2011
	Term to maturity
	Within 1 year	1 to 5 years	Over 5 years (1)	Total	Trading	Other than Trading
Over-the-counter contracts
Interest rate contracts
Forward rate agreements	$647,975	$260,133	$–	$908,108	$908,108	$–
Swaps	1,430,516	1,794,498	1,071,978	4,296,992	4,156,112	140,880
Options purchased	34,831	38,965	23,789	97,585	97,544	41
Options written	36,356	42,774	31,289	110,419	110,378	41
Foreign exchange contracts
Forward contracts	872,548	26,405	825	899,778	849,317	50,461
Cross currency swaps	3,602	12,229	11,155	26,986	26,679	307
Cross currency interest rate swaps	97,270	267,070	120,552	484,892	469,204	15,688
Options purchased	23,715	8,584	3,558	35,857	35,850	7
Options written	23,366	8,292	3,151	34,809	34,809	–
Credit derivatives (2)	7,510	28,237	11,790	47,537	45,636	1,901
Other contracts (3)	48,532	31,499	28,677	108,708	106,904	1,804
Exchange-traded contracts
Interest rate contracts
Futures – long positions	28,744	19,518	46,920	95,182	95,172	10
Futures – short positions	58,250	29,331	70,378	157,959	157,959	–
Options purchased	29,555	10,714	418	40,687	40,687	–
Options written	24,704	2,443	–	27,147	27,147	–
Foreign exchange contracts
Futures – long positions	27	–	–	27	27	–
Futures – short positions	21	–	–	21	21	–
Other contracts (3)	152,934	39,284	10,337	202,555	202,555	–
	$3,520,456	$2,619,976	$1,434,817	$7,575,249	$7,364,109	$211,140

120        Royal Bank of Canada        Second Quarter 2012

Note 21 Additional disclosures under IFRS (continued)

	As at April 30, 2011
	Term to maturity
	Within 1 year	1 to 5 years	Over 5 years (1)	Total	Trading	Other than Trading
Over-the-counter contracts
Interest rate contracts
Forward rate agreements	$600,874	$257,175	$–	$858,049	$858,049	$–
Swaps	1,323,969	1,759,864	953,260	4,037,093	3,875,200	161,893
Options purchased	33,045	29,711	27,695	90,451	90,418	33
Options written	36,318	43,589	79,815	159,722	159,717	5
Foreign exchange contracts
Forward contracts	803,290	27,986	787	832,063	783,223	48,840
Cross currency swaps	4,536	9,879	10,909	25,324	25,324	–
Cross currency interest rate swaps	100,806	245,505	116,015	462,326	431,970	30,356
Options purchased	42,107	7,382	2,875	52,364	52,357	7
Options written	24,770	7,487	2,563	34,820	34,820	–
Credit derivatives (2)	4,884	27,883	14,857	47,624	45,891	1,733
Other contracts (3)	44,491	42,856	10,613	97,960	97,071	889
Exchange-traded contracts
Interest rate contracts
Futures – long positions	15,718	19,422	41,050	76,190	76,183	7
Futures – short positions	50,254	20,296	60,918	131,468	131,468	–
Options purchased	26,749	3,218	113	30,080	30,080	–
Options written	11,770	2,129	44	13,943	13,943	–
Foreign exchange contracts
Futures – long positions	15	–	–	15	15	–
Futures – short positions	1	–	–	1	1	–
Other contracts (3)	105,075	28,797	9,943	143,815	143,815	–
	$3,228,672	$2,533,179	$1,331,457	$7,093,308	$6,849,545	$243,763

(1)	Includes contracts maturing in over 10 years with a notional value of $384.9 billion (October 31, 2011 - $406.7 billion; April 30, 2011 - $360 billion). The related gross positive replacement cost is $28.3 billion (October 31, 2011 - $26.8 billion; April 30, 2011 - $13.5 billion).
(2)	Comprises credit default swaps, total return swaps and credit default baskets, including credit derivatives given guarantee treatment for OSFI regulatory reporting purposes. Credit derivatives with a notional value of $1.8 billion (October 31, 2011 - $1.9 billion; April 30, 2011 - $1.7 billion) are economic hedges. Trading credit derivatives comprise protection purchased of $8.7 billion (October 31, 2011 - $24.3 billion; April 30, 2011 - $24.3 billion) and protection sold of $7.4 billion (October 31, 2011 - $21.4 billion; April 30, 2011 - $21.6 billion); and other-than-trading credit derivatives comprise protection purchased of $1.8 billion (October 31, 2011 - $1.9 billion; April 30, 2011 - $1.7 billion).
(3)	Comprises precious metal, commodity, stable value and equity derivative contracts.

Royal Bank of Canada        Second Quarter 2012        121

	As at April 30, 2012				As at October 31, 2011				As at April 30, 2011
	Average fair value for period ended (1)		Period-end fair value		Average fair value for period ended (1)		Period-end fair value		Average fair value for period ended (1)		Period-end fair value
	Positive	Negative	Positive	Negative	Positive	Negative	Positive	Negative	Positive	Negative	Positive	Negative
Held or issued for trading purposes
Interest rate contracts
Forward rate agreements	$770	$611	$582	$432	$586	$476	$763	$602	$348	$332	$382	$354
Swaps	84,713	78,457	80,810	75,737	66,825	60,644	79,858	74,375	50,285	45,074	43,377	40,267
Options purchased	2,400	–	2,426	–	1,657	–	2,324	–	1,707	–	858	–
Options written	–	3,363	–	3,370	–	2,156	–	3,202	–	2,086	–	1,125
	87,883	82,431	83,818	79,539	69,068	63,276	82,945	78,179	52,340	47,492	44,617	41,746
Foreign exchange contracts
Forward contracts	8,909	8,573	6,203	6,216	12,351	11,953	10,639	9,985	11,628	11,614	14,378	14,525
Cross currency swaps	1,712	1,445	1,611	1,371	2,027	1,743	1,851	1,489	2,088	1,823	2,308	2,050
Cross currency interest rate swaps	10,468	18,049	8,489	17,005	14,492	19,941	11,635	17,437	13,751	19,324	16,442	20,294
Options purchased	1,656	–	1,649	–	1,510	–	1,518	–	1,365	–	1,503	–
Options written	–	1,404	–	1,477	–	1,199	–	1,196	–	1,099	–	1,219
	22,745	29,471	17,952	26,069	30,380	34,836	25,643	30,107	28,832	33,860	34,631	38,088
Credit derivatives (2)	536	567	436	435	806	833	599	815	1,090	1,078	751	781
Other contracts (3)	5,755	8,174	5,284	7,693	6,558	8,604	6,022	8,467	7,459	9,605	6,055	7,726
	$116,919	$120,643	$107,490	$113,736	$106,812	$107,549	$115,209	$117,568	$89,721	$92,035	$86,054	$88,341
Held or issued for other than trading purposes
Interest rate contracts
Swaps			$–	$–			$2,875	$938			$2,116	$926
Options purchased			2,930	813			1	–			2	–
Options written			–	–			–	1			–	–
			2,930	813			2,876	939			2,118	926
Foreign exchange contracts
Forward contracts			296	299			435	325			345	830
Cross currency swaps			1	2			7	2			–	–
Cross currency interest rate swaps			805	387			1,064	582			1,589	2,185
Options purchased			–	–			–	–			–	–
Options written			–	–			–	–			–	–
			1,102	688			1,506	909			1,934	3,015
Credit derivatives (2)			20	26			41	19			4	37
Other contracts (3)			128	21			206	–			186	–
			4,180	1,548			4,629	1,867			4,242	3,978
Total gross fair values before netting (4)			111,670	115,284			119,838	119,435			90,296	92,319
Valuation adjustments determined on a pooled basis			(592)	–			(748)	–			(601)	–
Impact of master netting agreements With intent to settle net of simultaneously (5)			(23,215)	(23,180)			(19,440)	(18,913)			(7,201)	(7,119)
			87,863	92,104			99,650	100,522			82,494	85,200
Impact of master netting agreements
Without intent to settle net or simultaneously (6)			(63,714)	(63,714)			(70,630)	(70,630)			(56,680)	(56,680)
Total			$24,149	$28,390			$29,020	$29,892			$25,814	$28,520

(1)	Average fair value amounts are calculated based on monthly balances.
(2)	Comprises credit default swaps, total return swaps and credit default baskets, including credit derivatives given guarantee treatment for OSFI regulatory reporting purposes.
(3)	Comprises precious metal, commodity, stable value and equity derivative contracts.
(4)	Total gross fair values before netting exclude market and credit valuation adjustments that are determined on a pooled basis. Certain warrants and loan commitments that meet the definition of derivatives are also included.
(5)	Impact of offsetting credit exposures on contracts where we have both a legally enforceable master netting agreement in place and we intend to settle the contracts on either a net basis or simultaneously. Positive period-end fair values include margin requirements of $35 million (October 31, 2011 – $527 million; April 30, 2011 – $82 million).
(6)	Additional impact of offsetting credit exposures on contracts where we have a legally enforceable master netting agreement in place but do not intend to settle the contracts on a net basis or simultaneously.

122        Royal Bank of Canada        Second Quarter 2012

Note 21 Additional disclosures under IFRS (continued)

Derivative related credit risk

Credit risk from derivative transactions is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. Therefore, derivative-related credit risk is represented by the positive fair value of the instrument and is normally a small fraction of the contract’s notional amount.

We subject our derivative-related credit risk to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared with established limits on a continual basis and is subject to a standard exception reporting process. We utilize a single internal rating system for all credit risk exposure. In most cases, these internal ratings approximate the external risk ratings of public rating agencies.

Netting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements. A master netting agreement provides for a single net settlement of all financial instruments covered by the agreement in the event of default. However, credit risk is reduced only to the extent that our financial obligations to the same counterparty can be set off against obligations of the counterparty to us. We maximize the use of master netting agreements to reduce derivative-related credit exposure. Our overall exposure to credit risk that is reduced through master netting agreements may change substantially following the reporting date as the exposure is affected by each transaction subject to the agreement as well as by changes in underlying market rates. Measurement of our credit exposure arising out of derivative transactions is reduced to reflect the effects of netting in cases where the enforceability of that netting is supported by appropriate legal analysis as documented in our trading credit risk policies.

The use of collateral is another significant credit mitigation technique for managing derivative-related counterparty credit risk. Mark-to-market provisions in our agreements with some counterparties, typically in the form of a Credit Support Annex, provide us with the right to request that the counterparty pay down or collateralize the current market value of its derivatives positions when the value passes a specified threshold amount.

Replacement cost represents the total fair value of all outstanding contracts in a gain position after factoring in the master netting agreements. The amounts in the table below exclude fair value of $2,331 million relating to exchange-traded instruments as they are subject to daily margining and are deemed to have no credit risk.

The credit equivalent amount is defined as the sum of the replacement cost plus an add-on amount for potential future credit exposure as defined by OSFI.

The risk-weighted amount is determined by applying the standard OSFI-defined measures of counterparty risk to the credit equivalent amount.

.	April 30, 2012 (1)			October 31, 2011 (1)			April 30, 2011 (1)
	Replacement cost	Credit equivalent amount (2)	Risk- adjusted balance (3)	Replacement cost	Credit equivalent amount (2)	Risk- adjusted balance (3)	Replacement cost	Credit equivalent amount (2)	Risk- adjusted balance (3)
Interest rate contracts
Forward rate agreements	$51	$330	$88	$173	$782	$184	$51	$699	$127
Swaps	14,725	15,723	6,180	15,275	18,058	6,666	9,536	14,290	4,905
Options purchased	184	331	120	198	344	121	101	343	143
	14,960	16,384	6,388	15,646	19,184	6,971	9,688	15,332	5,175
Foreign exchange contracts
Forward contracts	2,388	6,775	1,588	4,623	9,325	2,187	4,748	9,014	2,124
Swaps	2,102	12,242	2,993	3,125	13,567	3,232	5,670	15,390	3,455
Options purchased	1,088	1,807	617	1,310	2,116	738	1,212	2,078	672
	5,578	20,824	5,198	9,058	25,008	6,157	11,630	26,482	6,251
Credit derivatives (4)	195	452	195	548	1,226	399	340	1,080	390
Other contracts (5)	1,669	4,492	1,995	1,322	4,553	2,401	1,895	5,148	2,796
Total	$22,402	$42,152	$13,776	$26,574	$49,971	$15,928	$23,553	$48,042	$14,612

(1)	The amounts presented are net of master netting agreements in accordance with Basel II.
(2)	The total credit equivalent amount includes collateral applied of $7.9 billion (October 31, 2011 – $7.9 billion; April 30, 2011 – $6.0 billion).
(3)	The risk-weighted balance was calculated in accordance with Basel II.
(4)	Comprises credit default swaps, total return swaps and credit default baskets. The above excludes credit derivatives issued for other-than-trading purposes related to bought protection with a replacement cost of $20 million (October 31, 2011 – $41 million; April 30, 2011– $4 million).
(5)	Comprises precious metal, commodity and equity derivative contracts.

	April 30, 2012
	Risk rating (1)					Counterparty type (2)
	AAA, AA	A	BBB	BB or lower	Total	Banks	OECD governments	Other	Total
Gross positive replacement cost	$28,204	$63,166	$14,052	$3,917	$109,339	$55,799	$12,238	$41,302	$109,339
Impact of master netting agreements	22,261	55,581	8,215	872	86,929	44,827	8,938	33,164	86,929
Replacement cost (after netting agreements) (3)	$5,943	$7,585	$5,837	$3,045	$22,410	$10,972	$3,300	$8,138	$22,410

Royal Bank of Canada        Second Quarter 2012        123

	October 31, 2011
	Risk rating (1)					Counterparty type (2)
	AAA, AA	A	BBB	BB or lower	Total	Banks	OECD governments	Other	Total
Gross positive replacement cost	$29,861	$66,281	$13,877	$6,378	$116,397	$65,476	$11,791	$39,130	$116,397
Impact of master netting agreements	22,486	56,846	8,142	2,596	90,070	52,210	8,445	29,415	90,070
Replacement cost (after netting agreements) (3)	$ 7,375	$9,435	$5,735	$3,782	$26,327	$13,266	$3,346	$9,715	$26,327

	April 30, 2011
	Risk rating (1)					Counterparty type (2)
	AAA, AA	A	BBB	BB or lower	Total	Banks	OECD governments	Other	Total
Gross positive replacement cost	$27,234	$44,856	$9,993	$5,255	$87,338	$54,413	$10,275	$22,650	$87,338
Impact of master netting agreements	19,620	35,789	6,306	2,166	63,881	43,018	6,933	13,930	63,881
Replacement cost (after netting agreements) (3)	$7,614	$9,067	$3,687	$3,089	$23,457	$11,395	$3,342	$8,720	$23,457

(1)	Our internal risk ratings for major counterparty types approximate those of public rating agencies. Ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings.
(2)	Counterparty type is defined in accordance with the capital adequacy requirements of OSFI.
(3)	Includes credit derivatives issued for other-than-trading purposes with a total replacement cost of $20 million (October 31, 2011 – $41 million; April 30, 2011– $4 million).

F: Deposits

Average deposit balances and rates

	Average balances			Average rates
	April 30 2012	October 31 2011	April 30 2011	April 30 2012	October 31 2011	April 30 2011
Canada	$402,700	$380,300	$357,000	1.35%	1.39%	1.54%
United States	39,400	45,100	59,200	.53	.36	.49
Other International	50,600	57,300	59,800	.91	1.09	1.44
	$492,700	$482,700	$476,000	1.24%	1.26%	1.39%

124        Royal Bank of Canada        Second Quarter 2012

Shareholder information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 416-974-5151

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust Company of

Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.): Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.): Computershare Investor Services

PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions,

Bridgwater Road,

Bristol BS99 7NH

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock

Exchange (TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SIX)

All preferred shares are listed on the TSX.

Valuation Day price

For capital gains purposes, the

Valuation Day (December 22,

1971) cost base for our common

shares is $7.38 per share. This

amount has been adjusted to

reflect the two-for-one share split

of March 1981 and the two-for-

one share split of February 1990.

The one-for-one share dividends

paid in October 2000 and April

2006 did not affect the Valuation

Day value for our common

shares.

Shareholder contacts

For dividend information, change

in share registration or address,

lost stock certificates, tax forms,

estate transfers or dividend

reinvestment, please contact:

Computershare Trust Company of

Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and

the U.S.) or 514-982-7555

(International)

Fax: 1-888-453-0330 (Canada

and the U.S.) or 416-263-9394

For other shareholder inquiries,

please contact:

Shareholder Relations

Royal Bank of Canada

200 Bay Street

9th Floor, South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7806

Fax: 416-974-3535

Financial analysts, portfolio

managers, institutional

investors

For financial information

inquiries, please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

4th Floor, North Tower

Toronto, Ontario M5J 2W7

Canada

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and

the U.S. may have their RBC

common share dividends

deposited directly to their bank

account by electronic funds

transfer. To arrange for this

service, please contact our

Transfer Agent and Registrar,

Computershare Trust Company

of Canada.

Eligible dividend designation

For purposes of the enhanced

dividend tax credit rules

contained in the Income Tax Act

(Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares

after December 31, 2005, are

designated as “eligible

dividends.” Unless stated

otherwise, all dividends (and

deemed dividends) paid by us

hereafter are designated as

“eligible dividends” for the

purposes of such rules.

2012 Quarterly earnings release dates

First quarter            March 1

Second quarter      May 24

Third quarter          August 30

Fourth quarter        November 29

(International) e-mail: service@computershare.com	Dividend dates for 2012
Subject to approval by the Board of Directors
		Ex-dividend dates	Record dates	Payment dates
	Common and preferred	January 24	January 26	February 24
	shares series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ, AL, AN, AP, AR, AT, AV and AX	April 23 July 24 October 23	April 25 July 26 October 25	May 24 August 24 November 23

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC, RBC CAPITAL TRUST and RBC SUBORDINATED NOTES TRUST which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.

40870 (05/2012)